 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 6-K

__________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended October 31, 2018
Commission File Number 001-38332
__________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
__________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

Item
Notice of Annual General Meeting of Shareholders

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2018

Attendance Form for Annual General Meeting of Shareholders (Beneficial Holders)

Attendance Form for Annual General Meeting of Shareholders (Registered)

Proxy Card for Annual General Meeting of Shareholders

Voting Results of the 2018 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2017

QIAGEN N.V. IFRS Financial Reports 2017

Signatures

_____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the "Company"), a public limited liability company organized under the laws of The Netherlands, with corporate seat in Venlo, The Netherlands will be held at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands on Tuesday, June 19, 2018 at 10:30 a.m., local time.

Agenda

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2017 (“Calendar Year 2017”);

3.	a. Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2017;

b. Report of the Compensation Committee of the Supervisory Board for Calendar Year 2017;

4.	Adoption of the Annual Accounts for Calendar Year 2017 (voting item);

5.	Reservation and dividend policy;

6.	Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2017 (voting item);

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2017 (voting item);

8.	Reappointment of the following seven Supervisory Directors of the Company for a one year term ending at the close of the Annual General Meeting in 2019 (voting items):

a.	Mr. Stéphane Bancel;

b.	Dr. Håkan Björklund;

c.	Dr. Metin Colpan;

d.	Prof. Dr. Ross L. Levine;

e.	Prof. Dr. Elaine Mardis;

f.	Mr. Lawrence A. Rosen; and

g.	Ms. Elizabeth E. Tallett

9.	Reappointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2019 (voting items):

h.	Mr. Peer M. Schatz; and

i.	Mr. Roland Sackers

10.	Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2018 (voting item);

11.	Authorization of the Supervisory Board, until December 19, 2019 to:

a.
issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 as included in the Annual Accounts for Calendar Year 2017, (voting item); and

b.
restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 (voting item);

12.	Authorization of the Managing Board, until December 19, 2019, to acquire shares in the Company’s own share capital (voting item);

13.	Questions;

14.	Closing.

Available documentation

Copies of the Annual Accounts for Calendar Year 2017, the reports of the Supervisory Board and the Managing Board, the explanatory notes to the agenda, including the list of binding nominees for (re-)appointment to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC ("AST") at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the Company’s website (www.qiagen.com).

Record Date

The record date for persons considered as entitled to participate and vote at the Annual General Meeting or by proxy, provided those persons are registered for the Annual General Meeting in accordance with the provisions set forth below, is close of business (New York time) on Tuesday, May 22, 2018 (the "Record Date").

Attendance

On or about May 23, 2018, a proxy statement together with an attendance form and form of proxy will be mailed to the record holders of shares as of the Record Date entitled to participate and vote at the Annual General Meeting. Record holders of shares wishing to exercise their rights in person are obliged to complete, sign and send the attendance form, such that the attendance form is received no later than 5 p.m. New York time on June 12, 2018 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: Admin2@Astfinancial.COM.

Proxy

Record holders of shares wishing to exercise their shareholder rights by proxy are obliged to complete, sign and send the proxy card, such that the proxy card is received no later than 5 p.m. New York time on June 14, 2018 at the offices of AST, 6201 15th

Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: Admin2@Astfinancial.COM.

The Company will send a card of admission to record holders of shares that have properly notified the Company of their intention to attend the Annual General Meeting.

As in prior years, the official language of the Annual General Meeting shall be the English language.

The Managing Board
Venlo, The Netherlands
May 8, 2018

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Tuesday, June 19, 2018 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on Tuesday, June 12, 2018 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your Common Shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5:00 p.m. (New York time) on Thursday, June 14, 2018 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ
Managing Director

Venlo, The Netherlands
May 8, 2018

YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.
______________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 19, 2018
______________________

To The Shareholders:

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Tuesday, June 19, 2018 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The Agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows:

1.	Opening.

2.	Managing Board Report for the year ended December 31, 2017 (“Calendar Year 2017”).

3.	a. Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2017;

b. Report of the Compensation Committee of the Supervisory Board for Calendar Year 2017;

4.	Adoption of the Annual Accounts for Calendar Year 2017 (voting item).

5.	Reservation and dividend policy.

6.	Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2017 (voting item).

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2017 (voting item).

8.	Reappointment of the following eight Supervisory Directors of the Company for a one year term ending at the close of the Annual General Meeting in 2019 (voting items):

a.	Mr. Stéphane Bancel;

b.	Dr. Håkan Björklund;

c.	Dr. Metin Colpan;

d.	Prof. Dr. Ross L. Levine;

e.	Prof. Dr. Elaine Mardis;

f.	Mr. Lawrence A. Rosen; and

g.	Ms. Elizabeth E. Tallett.

9.	Reappointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2019 (voting items):

i.	Mr. Peer M. Schatz; and

j.	Mr. Roland Sackers.

10.	Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2018 (voting item).

11.	Authorization of the Supervisory Board, until December 19, 2019 to:

a.
issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 as included in the Annual Accounts for Calendar Year 2017, (voting item); and

b.
restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 (voting item).

12.	Authorization of the Managing Board, until December 19, 2019, to acquire shares in the Company’s own share capital (voting item).

13.	Questions.

14.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2017, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the record holders of Common Shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2017 Annual Report to our shareholders. The 2017 Annual Report, which provides additional information regarding our 2017 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2017, can be accessed over the Internet at the Investor Relations section of our website: www.qiagen.com/about-us/investors/. Printed copies of the 2017 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by visiting our website: www.qiagen.com/about-us/investors/contact/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.

Close of business (New York time) on Tuesday, May 22, 2018 is the record date for the determination of the record holders of Common Shares entitled to participate in and vote at the Annual General Meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via e-mail to Admin2@Astfinancial.COM.
By Order of the Managing Board

/s/ Peer M. Schatz
PEER M. SCHATZ

Managing Director
May 8, 2018
Venlo, The Netherlands

QIAGEN N.V.
_________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
_________________

EXPLANATORY NOTES TO AGENDA

I. General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 19, 2018 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials were mailed on or about May 23, 2018 to all shareholders of record as of May 22, 2018, the record date for the Annual General Meeting.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2017 (“Calendar Year 2017”), the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the record holders of Common Shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2017 Annual Report to our shareholders. The 2017 Annual Report, which provides additional information regarding our 2017 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2017, can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2017 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by visiting our website: www.qiagen.com/about-us/investors/contact/, or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II. Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of Common Shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. Close of business (New York time) on Tuesday, May 22, 2018 is the record date for the determination of the record holders of Common Shares entitled to participate in and vote at the Annual General Meeting or by proxy.

As of April 27, 2018, there were 230,829,308.67 Common Shares outstanding (including 3,502,642.67 shares without voting rights held in treasury by the Company and including 61.00 fractional shares). Shareholders are entitled to one vote for each whole Common Share held. The proposals to appoint members to the Supervisory Board and the Managing Board set forth under Items 8 and 9 of the Agenda may be overruled by resolution adopted by at least two-thirds of the votes cast, if such votes represent more than fifty percent (50%) of the issued share capital of the Company as of the date of the Annual General Meeting. The proposal to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights set forth under Item 11b of the Agenda shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is present or represented at the Annual General Meeting, the proposal set forth under Item 11b of the Agenda shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Common Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III. Explanatory Notes to Agenda Items

Explanatory Note to Item 2—Managing Board Report for Calendar Year 2017

At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Calendar Year 2017. A new Dutch Corporate Governance Code entered into force on 1 January 2017 (the “Code”). The Managing Board and the Supervisory Board have reviewed the Company’s corporate governance in light of the Code and have changed certain practices in the course of 2017. More details on the impact of the Code and the main actions undertaken by the Managing Board and Supervisory Board during 2017 are provided in the section “Additional Information” of the Company’s Annual Report 2017, available on the Company’s website. Following the presentation, shareholders will be invited to discuss and ask questions about the Company’s performance and the implementation of the new Code.

Explanatory Note to Item 3 a—Supervisory Board Report on the Company’s Annual Accounts for Calendar Year 2017

At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Calendar Year 2017. Following the presentation, shareholders will be invited to discuss and ask questions about the Annual Accounts.

Explanatory Note to Item 3 b—Report of the Compensation Committee of the Supervisory Board for Calendar Year 2017

The Compensation Committee will conduct a presentation on the implementation of the Remuneration Policy during Calendar Year 2017. Following the presentation, shareholders will be invited to discuss and ask questions.

Explanatory Note to Item 4—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Calendar Year 2017. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2017 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Calendar Year 2017 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Item 6—Discharge from Liability of the Managing Directors

Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Calendar Year 2017. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.

The shareholders of the Company are being asked to discharge the members of the Managing Board from liability for the performance of their duties during Calendar Year 2017, as described in the 2017 Annual Report and the 2017 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 7—Discharge from Liability of the Supervisory Directors

The shareholders of the Company are being asked to discharge the members of the Supervisory Board from liability for the performance of their duties during Calendar Year 2017, as described in the 2017 Annual Report and the 2017 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 8 and 9—Reappointment of the Supervisory Directors and the Reappointment of the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of seven of the eight current members of the Supervisory Board and the re-election of all current members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of eight members. The Joint Meeting has set the number of members of the Supervisory Board at seven as of the Annual General Meeting. The Supervisory Directors are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a calendar year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of two members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and
Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for appointment to our Supervisory Board and Managing Board individually.

Supervisory Directors and Managing Directors are appointed annually beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following calendar year.

By unanimous written consent dated April 26, 2018, the Joint Meeting resolved to make a binding nomination for seven members of the Supervisory Board and two members of the Managing Board. The seven binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Stéphane Bancel and b. Dr. Håkan Björklund;

•	Nominations for position no. 2: a. Dr. Håkan Björklund and b. Dr. Metin Colpan;

•	Nominations for position no. 3: a. Dr. Metin Colpan and b. Prof. Dr. Ross L. Levine;

•	Nominations for position no. 4: a. Prof. Dr. Ross L. Levine and b. Prof. Dr. Elaine Mardis;

•	Nominations for position no. 5: a. Prof. Dr. Elaine Mardis and b. Mr. Lawrence A. Rosen;

•	Nominations for position no. 6: a. Mr. Lawrence A. Rosen and b. Ms. Elizabeth E. Tallett; and

•	Nominations for position no. 7: a. Ms. Elizabeth E. Tallett and b. Dr. Philipp von Hugo.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will make significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. The experience and qualifications of each nominee to the Supervisory Board are described below.

The binding nominations for each of the two Managing Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Mr. Roland Sackers; and

•	Nominations for position no. 2: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.

Stéphane Bancel, 45, joined the Company’s Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École
Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.

Dr. Håkan Björklund, 62, was appointed as a new Supervisory Board Member in March 2017. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. Under Mr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors at Acino International AG, Swedish Orphan Biovitrum AB (Sobi), BONESUPPORT AB and Trimb Healthcare AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden.

Dr. Metin Colpan, 63, is a co-founder of QIAGEN and was the Company’s Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a
Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG each in Munich, Germany.

Professor Dr. Ross L. Levine, 46, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan-Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard
College.

Professor Dr. Elaine Mardis, 55, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Prof. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Prof. Dr. Mardis has research interests in the application of genomic technologies to improving our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Prof. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at Bio-Rad Laboratories in Hercules, California. Prof. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, Caperna LLC, and Interpreta LLC. She serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Prof. Dr. Mardis received her Bachelor of Science in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.

Lawrence A. Rosen, 60, joined the Company’s Supervisory Board as well as the Audit Committee in 2013 and has served as the committee’s chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor’s degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.

Elizabeth E. Tallett, 69, joined the Company’s Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Dr. Philipp von Hugo, 51, joined the Company in 2003. Dr. von Hugo is the Head of Global Legal Affairs of the Company. He holds a law degree from the University of Hamburg and a doctorate degree from the University of Kiel.

Peer M. Schatz, 52, joined the Company in 1993 when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously apartner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from The University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is Managing Director of PS Capital Management GmbH. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields.

Roland Sackers, 49, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Masters’ in Business Administration (Diplom-Kaufmann) from the Westfälische Wilhelms- Universität Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the biotechnology industry association BIO Deutschland. He is also a non-executive director and Chair of the Audit Committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.

Birgit Bergfried, 52, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in economics from the University of Applied Sciences in Aachen.

Share Ownership

The following table sets forth certain information as of January 31, 2018 concerning the ownership of Common Shares by each current member of the Supervisory Board and each nominee for the Supervisory Board who is not currently serving on the Supervisory Board. In preparing the following table, the Company has relied on information furnished by such persons.

Name and Country of Residence	Number of Shares Beneficially Owned(1)(2)
Mr. Stéphane Bancel, United States of America.....................................................................	2,081
Dr. Håkan Björklund, Sweden................................................................................................	—
Dr. Metin Colpan, Germany....................................................................................................	3,529,123
Prof. Dr. Manfred Karobath, Austria.......................................................................................	22,631
Prof. Dr. Ross L. Levine, United States of America...............................................................	—
Prof. Dr. Elaine Mardis, United States of America.................................................................	—
Mr. Lawrence A. Rosen, United States of America................................................................	—
Ms. Elizabeth E. Tallett, United States of America.................................................................	10,130
Dr. Philipp von Hugo, Germany..............................................................................................	—
___________
(1) The number of Common Shares outstanding as of January 31, 2018 was 226,556,855. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2) Does not include Common Shares subject to options or awards held by such persons as at January 31, 2018

The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding share holdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of Common Shares and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR REAPPOINTMENT. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Reappointment of Auditors

On April 26, 2018, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of KPMG Accountants N.V. to audit the financial statements of the Company for the calendar year ending December 31, 2018. KPMG Accountants N.V. audited the Company’s financial statements for Calendar Year 2017.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Extension of Certain Powers of the Supervisory Board

In our general meeting of shareholders held on June 21, 2017, the Supervisory Board was designated, for a period of eighteen months, to issue shares and grant rights to subscribe for shares in the amount of the Company’s authorized share capital. This designation also entails the authority to limit or exclude pre-emptive rights in connection with the issuance of shares.

The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when strategic business opportunities that require issuance of our shares arise. For example, in the past, this designation has been used in conducting acquisitions and in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value. Our ability to pursue strategic business opportunities that require issuance of our shares may be limited if we are required to obtain prior shareholder resolution to issue shares and/or exclude the shareholders’ pre-emptive rights.

Therefore, the Managing Board and the Supervisory Board believe that it would be in the best interest of the shareholders to grant to the Supervisory Board the authority to issue shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain prior shareholder approval at an extraordinary general meeting of shareholders, which would delay a proposed transaction and may create disrupting market speculations. In addition, the authority to issue shares may also be applied to meet the Company’s obligations to grant stock awards or other stock-based awards in accordance with applicable employee participation plans or the Company’s Remuneration Policy.

In the event of any transaction, however, which has a material impact on the identity and nature of the Company, the Managing Board shall (as a matter of Dutch law) obtain prior shareholder approval despite the authorization of the Supervisory Board to issue shares as described herein.

Therefore, it is proposed to renew the current authorization of the Supervisory Board. As the current authorization covers the Company’s authorized share capital, we are asking our shareholders for an authorization to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 as included in the Annual Accounts for Calendar Year 2017.

In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares (Item 11a), we propose to also authorize the Supervisory Board to exclude or limit the pre-emptive rights relating to Common Shares to be issued or rights to subscribe for such shares to be granted under such authorization, the aggregate par value of such shares shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 as included in the Annual Accounts for Calendar Year 2017 (Item 11b).

This authorization covers a period of 18 months from the date of the 2018 Annual General Meeting, or until December 19, 2019.

According to the Company’s Articles of Association, the proposal set forth under Item 11a may be adopted by an affirmative vote of a simple majority of the votes cast by the shareholders present or represented at the Annual General Meeting. The proposal set forth under Item 11b would require the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is present or represented at the Annual General Meeting, the proposal set forth under Items 11b shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

On June 21, 2017, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 21, 2018. At the 2018 Annual General Meeting, the shareholders are being asked to extend this authorization up to and including December 19, 2019. The listing of our Common Shares was transferred from the NASDAQ Global Select Market to the New York Stock Exchange in January 2018.

The purpose of this proposal is to give the Managing Board, subject to approval of the Supervisory Board, the flexibility, for a period of 18 months from the date of the 2018 Annual General Meeting, or until December 19, 2019, to acquire shares in the Company’s own share capital for general corporate purposes. The shares may be acquired through the stock markets or otherwise, against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the Common Shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. The power to repurchase shares provides the Managing
Board with flexibility and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

This proposal is made in accordance with the Company’s Articles of Association and the provisions of Section 2:98 of the Dutch Civil Code. The Company’s Articles of Association and the Dutch Civil Code allow for the authorization of the Managing Board to purchase a number of shares equal to up to fifty percent (50%) of the Company’s issued share capital on the date of acquisition. However, we are asking our shareholders to authorize the Managing Board to acquire the number of shares up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition, and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND
SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Calendar Year 2017, there were five (5) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of eighteen (18) times. No Supervisory Director attended fewer than seventy-five percent (75%) of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he or she served during Calendar Year 2017. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of Shareholders, and all other members of the Supervisory Board are encouraged to attend each Annual General Meeting.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

_____________

(1) Dr. Håkan Björklund joined the Compensation Committee and the Selection and Appointment Committee in 2017.
(2) Prof. Dr. Karobath is not standing for re-election to the Supervisory Board. The Supervisory Board plans to elect Dr. Håkan Björklund as its new Chairman following the Annual General Meeting.

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.

Audit Committee. The Audit Committee currently consists of three members, Mr. Rosen (Chairman), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2017 and met with the external auditor excluding members of the Managing Board in July 2017. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.

Compensation Committee. The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the
Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Remuneration Report is published on our website: www.qiagen.com. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of four members, Ms. Tallett (Chairwoman), Professor Dr. Karobath, Mr. Bancel and Dr. Björklund, who joined the Compensation Committee in 2017, with Professor Dr. Karobath’s membership ending at the Annual General Meeting. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2017.

Selection and Appointment Committee. The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of our Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and Supervisory Board, including the profile of the Supervisory Board. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Professor Dr. Karobath (Chairman), Dr. Colpan, Ms. Tallett and Dr. Björklund, who joined the Selection and Appointment Committee in 2017, with Professor Dr. Karobath’s membership ending at the Annual General
Meeting. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee did not meet in 2017.

Science and Technology Committee. The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company’s portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company’s businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Dr. Karobath, Professor Dr. Levine, Mr. Bancel and Professor Dr. Mardis, with Professor Dr. Karobath’s membership ending at the Annual General Meeting. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met six times in 2017.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS

The following section summarizes the compensation of the Managing Directors. More detailed information on the way our Remuneration Policy was executed in 2017 can be found in the Remuneration Report of the Supervisory Board which is published on our website (www.qiagen.com).

The objective of our Remuneration Policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable us to achieve our short and long term strategic initiatives and operational excellence. Our Remuneration Policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of our social responsibility and stakeholders’ interest.

The Remuneration Policy and overall remuneration levels are benchmarked regularly against a selected group of companies and key markets in which we operate to ensure overall competitiveness. We participate in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.

The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of our strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the Company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.

The remuneration package of the Managing Board members consists of a combination of base salary, a short-term variable cash award and several elements of long-term incentives (together, “total direct compensation”). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.

The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.

The structure of the remuneration package for the Managing Board is designed to balance short term operational excellence with long term sustainable value creation while taking into account the interests of our stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of time up to ten years. The remuneration policies for the Managing Board and for other senior management members of the Company are generally aligned and consistent.

The compensation granted to the members of the Managing Board in 2017 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of our stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance.

In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which provides that future annual regular equity-based compensation grants to members of the Managing Board will primarily consist of Performance Stock Units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.

Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.

In 2016, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a two-year plan covering 2017 and 2018 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on two-year goals as defined within QIAGEN’s five-year business plan covering the period from 2017 until the end of 2022. The targets for vesting were set and approved by the Supervisory Board.

For the year ended December 31, 2017, the Managing Board members received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total	Defined Contribution Benefit Plan	Performance Stock Units Granted(2,)
Managing Board
Peer M. Schatz	$1,192,000	671,000	5,000	$1,868,000	$74,000	445,000
Roland Sackers	$535,000	237,000	38,000	$810,000	$76,000	186,075
  ____________________

(1)
Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

(2)	The Performance Stock Units granted amount includes a special incentive grant of 100,000 PSUs which was not achieved.
The following table sets forth the options of our officers and directors as of January 31, 2018:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Peer M. Schatz . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	628,045	2/27/2019 to 2/28/2023	$15.59 to $22.25
Roland Sackers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	162,483	2/27/2019 to 2/28/2023	$15.59 to $22.25

BENEFICIAL SHAREHOLDER ATTENDANCE FORM

TO:	QIAGEN N.V.
c/o American Stock Transfer and Trust Company
Attention:  Proxy Department
6201 15th Avenue
Brooklyn, New York 11219

QIAGEN N.V.
Annual General Meeting of Shareholders
June 19, 2018

The undersigned, beneficial holder of _____________ registered shares of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 19, 2018 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned beneficial shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares beneficially held in his/her/its name as of the close of business (New York time) on Tuesday, May 22, 2018, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ___________________________this ____ day of ____________, 2018.

_______________________________________________________________
(Signature of beneficial shareholder)

_______________________________________________________________
(Signature of beneficial shareholder)

_______________________________________________________________
(Print full name of beneficial shareholder(s))

If the shares are held jointly, each beneficial holder must sign. Notification must be received no later than 5 p.m. (New York time) on Tuesday, June 12, 2018 at the offices of American Stock Transfer and Trust Company, Attention: Proxy Department, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

REGISTERED SHAREHOLDER ATTENDANCE FORM

TO:	QIAGEN N.V.
c/o American Stock Transfer and Trust Company
Attention:  Proxy Department
6201 15th Avenue
Brooklyn, New York 11219

QIAGEN N.V.
Annual General Meeting of Shareholders
June 19, 2018

The undersigned, holder of _____________ registered shares of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 19, 2018 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo,, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name as of the close of business (New York time) on Tuesday, May 22, 2018, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ___________________________this ____ day of ____________, 2018.

_______________________________________________________________
(Signature of registered shareholder)

_______________________________________________________________
(Signature of registered shareholder)

_______________________________________________________________
(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification must be received no later than 5 p.m. (New York time) on Tuesday, June 12, 2018 at the offices of American Stock Transfer and Trust Company, Attention: Proxy Department, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Voting Results of the 2018 Annual General Meeting of Shareholders
QIAGEN’s 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 19, 2018. The following actions were taken at the Annual Meeting:

4.
Proposal to adopt the Annual Accounts of QIAGEN N.V. (the “Company”) for the year ended December 31, 2017 (“Fiscal Year 2017”) was approved by a vote of 156,830,424 “for” versus 477,035 “against.” There were 89,594 abstentions.

6.
Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2017 was approved by a vote of 156,823,799 “for” versus 439,877 “against.” There were 133,377 abstentions.

7.
Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2017 was approved by a vote of 156,823,243 “for” versus 440,595 “against.” There were 133,215 abstentions.

8.
a. Proposal to reappoint Mr. Stéphane Bancel as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 157,191,499 “for” versus 142,199 “against.” There were 63,355 abstentions.

b. Proposal to appoint Dr. Håkan Björklund as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 120,494,488 “for” versus 12,642,256 “against.” There were 24,260,309 abstentions.*
*According to Dutch law the number of "Votes Abstained" is ignored (regarded as not having been cast): Total votes 8b (without Votes Abstained) 133,136,744 (100%), Votes For 120,494,488 (90,50%), Vote Against 12,642,256 (9,50%).
c. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 153,212,389 “for” versus 4,130,866 “against.” There were 53,798 abstentions.
d. Proposal to reappoint Prof. Dr. Ross L. Levine as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 156,237,972 “for” versus 1,106,142 “against.” There were 52,939 abstentions.
e. Proposal to reappoint Prof. Dr. Elaine Mardis as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 157,317,531 “for” versus 22,771 “against.” There were 56,751 abstentions.
f. Proposal to reappoint Mr. Lawrence A. Rosen as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 156,940,614 “for” versus 403,500 “against.” There were 52,939 abstentions.
g. Proposal to reappoint Ms. Elizabeth E. Tallett as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 155,030,907 “for” versus 2,312,389 “against.” There were 53,757 abstentions.

9.
a. Proposal to reappoint Mr. Peer Schatz as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 157,314,831 “for” versus 29,163 “against.” There were 53,059 abstentions.

b. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2019 was approved by a vote of 157,315,302 “for” versus 27,688 “against.” There were 54,063 abstentions.

10.
Proposal to appoint KPMG Accountants N.V. as auditors of the Company for the fiscal year ending December 31, 2018 was approved by a vote of 157,157,738 “for” versus 165,519 “against.” There were 73,796 abstentions.

11.
a. Proposal to authorize the Supervisory Board to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 as included in the Annual Accounts for Calendar Year 2017 was approved by a vote of 130,779,899 “for” versus 26,568,239 “against.” There were 48,915 abstentions.

b. Proposal to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2017 was approved by a vote of 135,349,436 “for” versus 21,998,504 “against.” There were 49,113 abstentions.

12.
Proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 19, 2019 was approved by a vote of 156,875,833 “for” versus 202,120 “against.” There were 319,100 abstentions.

2017 QIAGEN N.V. Financial Report FINANCIAL REPORT 2017 FINANCIAL REPORT Sample to Insight

As the innovative market and technology leader, QIAGEN creates Sample to Insight solutions that enable access to valuable molecular insights from any biological sample. Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. Our commitment to customers, patients, investors and other stakeholders drives our innovation and leader ship in all areas where our Sample to Insight techno logies are required. The exceptional talent, skill and passion of our employees are key to QIAGEN’s excellence, success and value.

Content

Overview Financial Results 006 Report of the Supervisory Board 128 Consolidated Financial Statements 010 The Executive Committee 136 Notes to Consolidated Financial Statements 014 Common Shares 192 Auditor’s Report 195 List of Subsidiaries Management Report Appendix 020 Business and Operating Environment 049 Opportunities and Risks 196 Service 073 Performance Review 086 Human Resources 089 Non-Financial Statement 097 Future Perspectives Corporate Governance and Compensation 102 Overview 103 Managing Board 105 Supervisory Board 116 Share Ownership 118 Additional Information This document contains detailed financial information about QIAGEN prepared under U.S. generally accepted accounting standards (U.S. GAAP) and included in our Form 20-F annual report filed with the U.S. Securities and Exchange Commission. QIAGEN also publishes an Annual Report under IFRS accounting standards, which is available on our website at www.QIAGEN.com.

Overview 006 Report of the Supervisory Board 010 The Executive Committee 014 Common Shares

OVERVIEW Report of the Supervisory Board Report of the Supervisory Board The members of the Supervisory Board wish to thank all QIAGEN employees and members of the Executive Committee for the progress made during 2017 toward achieving QIAGEN’s vision of making improvements in life possible. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with their continued collaboration and trust. Review of 2017 performance A key role of the Supervisory Board is to monitor the conduct and progress of QIAGEN’s business on a regular basis, and this was done during 2017 with detailed written and oral reports from the Managing Directors, members of the Executive Committee and other senior leaders. The Supervisory Board was pleased with the performance of QIAGEN in 2017, and the results showed further evidence that QIAGEN is moving ahead on a new growth trajectory and addressing the needs of a broad range of customers with its Sample to Insight molecular testing solutions. All customer classes and regions delivered improved results for the year. The growth drivers of QIAGEN’s Sample to Insight portfolio all performed well in 2017, led by the QIAsymphony automation system setting a new record and reaching more than 2,000 cumulative placements, the QuantiFERON latent TB test delivering 24% growth, and further expansion of the industry-leading Personalized Healthcare portfolio of companion diagnostic partnerships with pharma companies for precision medicine therapies. QIAGEN has set goals for 2018 for accelerating organic growth and for higher adjusted net sales and adjusted earnings per share. QIAGEN looks forward to 2018 as a very exciting year on the path to achieving the mid-term growth targets set for 2020. Composition of the Supervisory Board and Managing Board The composition of the Supervisory Board changed during 2017 with the addition of Dr. Håkan Björklund and it will change in 2018 given my previously announced intention to resign with effect at the Annual General Meeting 2018 after having served on the Board since 2000. I would like to personally express my appreciation to my colleagues in the Supervisory Board and the Managing Board for their highest level of collaboration and professionalism during this time and their commitment to the success of QIAGEN. Following the Annual General Meeting, the Supervisory Board plans to elect Dr. Håkan Björklund as new chairman. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of Swedish Orpham Biovitrum AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. All other current members of the Supervisory Board will stand for re-election at this upcoming meeting. All members, with the exception of Dr. Metin Colpan, have served in the Supervisory Board for less than eight years as 6

Report of the Supervisory Board The members of the Supervisory Board wish to thank all QIAGEN employees and members of the Executive Committee for the progress made during 2017 toward achieving QIAGEN’s vision of making improvements in life possible. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with their continued collaboration and trust. Review of 2017 performance A key role of the Supervisory Board is to monitor the conduct and progress of QIAGEN’s business on a regular basis, and this was done during 2017 with detailed written and oral reports from the Managing Directors, members of the Executive Committee and other senior leaders. The Supervisory Board was pleased with the performance of QIAGEN in 2017, and the results showed further evidence that QIAGEN is moving ahead on a new growth trajectory and addressing the needs of a broad range of customers with its Sample to Insight molecular testing solutions. All customer classes and regions delivered improved results for the year. The growth drivers of QIAGEN’s Sample to Insight portfolio all performed well in 2017, led by the QIAsymphony automation system setting a new record and reaching more than 2,000 cumulative placements, the QuantiFERON latent TB test delivering 24% growth, and further expansion of the industry-leading Personalized Healthcare portfolio of companion diagnostic partnerships with pharma companies for precision medicine therapies. QIAGEN has set goals for 2018 for accelerating organic growth and for higher adjusted net sales and adjusted earnings per share. QIAGEN looks forward to 2018 as a very exciting year on the path to achieving the mid-term growth targets set for 2020. Composition of the Supervisory Board and Managing Board The composition of the Supervisory Board changed during 2017 with the addition of Dr. Håkan Björklund and it will change in 2018 given my previously announced intention to resign with effect at the Annual General Meeting 2018 after having served on the Board since 2000. I would like to personally express my appreciation to my colleagues in the Supervisory Board and the Managing Board for their highest level of collaboration and professionalism during this time and their commitment to the success of QIAGEN. Following the Annual General Meeting, the Supervisory Board plans to elect Dr. Håkan Björklund as new chairman. OVERVIEW Report of the Supervisory Board Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of Swedish Orpham Biovitrum AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. All other current members of the Supervisory Board will stand for re-election at this upcoming meeting. All members, with the exception of Dr. Metin Colpan, have served in the Supervisory Board for less than eight years as recommended by the Dutch Corporate Governance Code. QIAGEN values the profound industry experience of Dr. Colpan and his in-depth knowledge of the Company and therefore supports the reappointment of Dr. Colpan beyond before stated eight-year term. The target profile of the Supervisory Board can be found on QIAGEN’s website, and the current composition fully complies with this profile. Further information on the individual members of the Supervisory Board is set forth in the Corporate Governance and Compensation overview. QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women, and is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles around the world. In line with this long-standing commitment, the Supervisory Board continues to take a diverse leadership team into account when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current size of the Managing Board is two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has increased the diversity of its senior leadership team and will continue to do so in the future. The composition of the Managing Board remained unchanged with two members (Chief Executive Officer Peer M. Schatz and Chief Financial Officer Roland Sackers). Principal topics discussed by the Supervisory Board As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2017 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings and through written surveys. The Supervisory Board met five times during 2017 with attendance of all Supervisory Board members in all meetings and regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as performance and strategy as well as to discuss compensation matters. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance and Compensation overview. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company. The Supervisory Board further discussed the performance of the Managing Board and concluded that it and the Managing Board were functioning properly. Committees of the Supervisory Board The Supervisory Board has established an Audit Committee (Chair Mr. Lawrence Rosen), a Compensation Committee (Chair Ms. Elizabeth Tallett), a Selection and Appointment Committee (Chair Dr. Karobath), and a Science and Technology Committee (Chair Dr. Metin Colpan) from among its members. The Supervisory Board reserves the right to establish other committees as deemed beneficial and has approved charters under which each of these committees operates (charters are available on our website at www.QIAGEN.com). The deliberations and findings of the committees were reported by the committee chairs to the Supervisory Board in its meetings on a regular basis. All committee members attended all committee meetings in 2017 physically or by phone. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2017 and 7 the main topics of discussion, the remuneration of its members, as well as other information on the Supervisory recommended by the Dutch Corporate Governance Code. QIAGEN values the profound industry experience of Dr. Colpan and his in-depth knowledge of the Company and therefore supports the reappointment of Dr. Colpan beyond before stated eight-year term. The target profile of the Supervisory Board can be found on QIAGEN’s website, and the current composition fully complies with this profile. Further information on the individual members of the Supervisory Board is set forth in the Corporate Governance and Compensation overview. QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women, and is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles around the world. In line with this long-standing commitment, the Supervisory Board continues to take a diverse leadership team into account when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current size of the Managing Board is two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has increased the diversity of its senior leadership team and will continue to do so in the future. The composition of the Managing Board remained unchanged with two members (Chief Executive Officer Peer M. Schatz and Chief Financial Officer Roland Sackers). Principal topics discussed by the Supervisory Board As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2017 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings and through written surveys. The Supervisory Board met five times during 2017 with attendance of all Supervisory Board members in all meetings OVERVIEW Report of the Supervisory Board and regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as performance and strategy as well as to discuss compensation matters. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance and Compensation overview. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company. The Supervisory Board further discussed the performance of the Managing Board and concluded that it and the Managing Board were functioning properly. Committees of the Supervisory Board The Supervisory Board has established an Audit Committee (Chair Mr. Lawrence Rosen), a Compensation Committee (Chair Ms. Elizabeth Tallett), a Selection and Appointment Committee (Chair Dr. Karobath), and a Science and Technology Committee (Chair Dr. Metin Colpan) from among its members. The Supervisory Board reserves the right to establish other committees as deemed beneficial and has approved charters under which each of these committees operates (charters are available on our website at www.QIAGEN.com). The deliberations and findings of the committees were reported by the committee chairs to the Supervisory Board in its meetings on a regular basis. All committee members attended all committee meetings in 2017 physically or by phone. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2017 and the main topics of discussion, the remuneration of its members, as well as other information on the Supervisory Board, can be found in the Corporate Governance and Compensation overview, which is an integral part of this Annual Report. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 25, 2014. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives, such as share-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Corporate Governance All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. The Dutch Code was last amended on December 8, 2016 and is applicable as from January 1, 2017. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards. During 2017, QIAGEN was also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. In January 2018, we transferred the U.S. listing of our global shares to the New York Stock Exchange (NYSE), which provides us with greater visibility within the healthcare sector and opportunity to expand our global shareholder base. As a result, we will further be subject to corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. QIAGEN provides detailed disclosure in the Corporate Governance and Compensation overview regarding compliance with the Dutch Corporate Governance Code. QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and laws of the German capital market. QIAGEN’s common shares are registered and traded in the U.S. on the New York Stock Exchange as of January 2018 (formerly on the NASDAQ Global Select Market) and in Germany on the Frankfurt Stock Exchange in the 8Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Financial statements and audits In this Annual Report, the financial statements for 2017 are presented as prepared by the Managing Board, audited by KPMG (Independent Registered Public Accounting Firm). We examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the management report. We have no objections, thus we concur with the results of the audit, and it has been approved by the Supervisory Board. In closing, the Supervisory Board would like to again thank all QIAGEN employees for their dedication and hard work during 2017.

Board, can be found in the Corporate Governance and Compensation overview, which is an integral part of this Annual Report. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 25, 2014. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives, such as share-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Corporate Governance All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. The Dutch Code was last amended on December 8, 2016 and is applicable as from January 1, 2017. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards. OVERVIEW Report of the Supervisory Board During 2017, QIAGEN was also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. In January 2018, we transferred the U.S. listing of our global shares to the New York Stock Exchange (NYSE), which provides us with greater visibility within the healthcare sector and opportunity to expand our global shareholder base. As a result, we will further be subject to corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. QIAGEN provides detailed disclosure in the Corporate Governance and Compensation overview regarding compliance with the Dutch Corporate Governance Code. QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and laws of the German capital market. QIAGEN’s common shares are registered and traded in the U.S. on the New York Stock Exchange as of January 2018 (formerly on the NASDAQ Global Select Market) and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Financial statements and audits In this Annual Report, the financial statements for 2017 are presented as prepared by the Managing Board, audited by KPMG (Independent Registered Public Accounting Firm). We examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the management report. We have no objections, thus we concur with the results of the audit, and it has been approved by the Supervisory Board. In closing, the Supervisory Board would like to again thank all QIAGEN employees for their dedication and hard work during 2017. Venlo, the Netherlands, April 2018 The Supervisory Board: Dr. Manfred Karobath Chairman of the Supervisory Board 9

OVERVIEW The Executive Committee OVERVIEW The Executive Committee Peer M. Schatz  Thierry Bernard  Mark Gladwell  Chief Executive Officer, Managing Senior Vice President Molecular Senior Vice President Global Director  Diagnostics Business Area  Operations  Dr. Annette Koch  Manuel O. Méndez  Roland Sackers  Senior Vice President and Chief Senior Vice President Global Chief Financial Officer  Human Resources Officer  Commercial Operations  Dr. Thomas Schweins  Dr. Jonathan Sheldon  Senior Vice President, Life Science Senior Vice President, Bioinformatics Business Area  Business Area  10

OVERVIEW The Executive Committee Peer M. Schatz  Chief Executive Officer, Managing Director Joined QIAGEN in 1993, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions at Sandoz AG and Computerland, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is a board member of AdvaMedDx, a U.S. trade association that leads the effort to advance medical technology in order to achieve healthier lives and healthier economies around the world and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields. He is also Managing Director of PS Capital Management GmbH. Thierry Bernard  Senior Vice President Molecular Diagnostics Business Area Joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the Boards of Directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors. Mark Gladwell  Senior Vice President Global Operations Joined QIAGEN in 2017 as Senior Vice President Global Operations. He leads Manufacturing, Supply Chain, Customer Care, Quality Assurance & Control, and Regulatory Affairs at QIAGEN. Mr. Gladwell has more than two decades of experience in manufacturing high-volume, high technology in vitro diagnostics and medical devices. He joined QIAGEN from Alere Inc., where he served in positions of increasing responsibility for 12 years, most recently as Senior Vice President, Global Operations. Previously, he was with Johnson & Johnson, Agfa HealthCare, Sterling Medical Imaging and DuPont. Mark received a bachelor’s degree with honors from The University of Salford in the United Kingdom and is a graduate of the General Management Program from Harvard Business School. Dr. Annette Koch  Senior Vice President and Chief Human Resources Officer Joined QIAGEN in 2018 as Senior Vice President and Chief Human Resources Officer, overseeing all aspects of QIAGEN’s global Human Resources function. She came to QIAGEN from Eppendorf AG, where she had been Vice President Human Resources since 2013, supporting about 3,200 employees in 26 countries. Previously, she held roles of increasing responsibility from 2003 to 2013 with Boehringer Ingelheim. Dr. Koch started her career at The Boston Consulting Group in Düsseldorf, working on projects in the pharmaceutical and chemical industries. She earned a Ph.D. in Organic Chemistry from the University of Hannover, and during her graduate studies also worked 11

Peer M. Schatz  Chief Executive Officer, Managing Director Joined QIAGEN in 1993, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions at Sandoz AG and Computerland, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is a board member of AdvaMedDx, a U.S. trade association that leads the effort to advance medical technology in order to achieve healthier lives and healthier economies around the world and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields. He is also Managing Director of PS Capital Management GmbH. Thierry Bernard  Senior Vice President Molecular Diagnostics Business Area Joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the Boards of Directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors. Mark Gladwell  Senior Vice President Global Operations OVERVIEW The Executive Committee Joined QIAGEN in 2017 as Senior Vice President Global Operations. He leads Manufacturing, Supply Chain, Customer Care, Quality Assurance & Control, and Regulatory Affairs at QIAGEN. Mr. Gladwell has more than two decades of experience in manufacturing high-volume, high technology in vitro diagnostics and medical devices. He joined QIAGEN from Alere Inc., where he served in positions of increasing responsibility for 12 years, most recently as Senior Vice President, Global Operations. Previously, he was with Johnson & Johnson, Agfa HealthCare, Sterling Medical Imaging and DuPont. Mark received a bachelor’s degree with honors from The University of Salford in the United Kingdom and is a graduate of the General Management Program from Harvard Business School. Dr. Annette Koch  Senior Vice President and Chief Human Resources Officer Joined QIAGEN in 2018 as Senior Vice President and Chief Human Resources Officer, overseeing all aspects of QIAGEN’s global Human Resources function. She came to QIAGEN from Eppendorf AG, where she had been Vice President Human Resources since 2013, supporting about 3,200 employees in 26 countries. Previously, she held roles of increasing responsibility from 2003 to 2013 with Boehringer Ingelheim. Dr. Koch started her career at The Boston Consulting Group in Düsseldorf, working on projects in the pharmaceutical and chemical industries. She earned a Ph.D. in Organic Chemistry from the University of Hannover, and during her graduate studies also worked in the University of Southern California laboratory of Prof. George Andrew Olah, who had won the Nobel Prize in Chemistry in 1994. Manuel O. Méndez  Senior Vice President Global Commercial Operations Joined QIAGEN in October 2014 as Senior Vice President, Global Commercial Operations, leading sales and marketing worldwide. Mr. Méndez has 25 years of experience in diagnostics and life sciences, most recently as Executive Vice President Americas for bioMérieux from 2010 – 2014. Previously he served in sales, marketing and general management roles with Abbott Laboratories, Thermo Fisher Scientific and OraSure Technologies – with leadership positions in the United States, Latin America, Europe and Asian markets. He is on the advisory board of 908 Devices, a maker of point-of-need chemical analyzers. Mr. Méndez received a B.S. in biomedical Engineering from Boston University and an M.B.A. from Northwestern University Kellogg School of Management. Roland Sackers  Chief Financial Officer Joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Master Degree in Business Administration (Diplom-Kaufmann) from the University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non- executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom. Dr. Thomas Schweins  Senior Vice President, Life Science Business Area Joined QIAGEN in 2004 as Vice President Corporate Strategy and was appointed Vice President Marketing & Strategy in 2005, where he was deeply involved in managing the global business toward Life Science customers. In late 2011, Dr. Schweins has assumed responsibility for Human Resources, and took over the leadership of the Life Science Business Area in 2017. Dr. Schweins came to QIAGEN from The Boston Consulting Group. He previously worked as Technology Manager, and later as an Assistant to the Management Board at Hoechst / Aventis. Dr. Schweins earned an M.Sc. Degree in Biochemistry from the University of Hanover. He obtained his Ph.D. at the Max Planck Society and received an M.Sc. from the University of Southern California in Los Angeles, where he studied Business Administration and Chemistry. Dr. Jonathan Sheldon  Senior Vice President, Bioinformatics Business Area 12Joined QIAGEN in 2018 as Senior Vice President, Bioinformatics Business Area. He leads QIAGEN's growing presence in bioinformatics, enabling customers to transform raw data from biological samples into valuable molecular insights. Dr. Sheldon came to QIAGEN from Oracle, where he was Global Vice President leading Oracle's Healthcare business globally in the Health Sciences Global Business Unit and served on the executive committee. Previously, he established the bioinformatics group and served as Head of Bioinformatics at Roche (UK) Pharmaceuticals, as well as providing leadership in software firms serving the life science and healthcare sectors. He serves on the Board of Directors of the Drug Information Association (DIA). He received his B.Sc. in Biochemistry and Molecular Biology from the University of Manchester, and his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

in the University of Southern California laboratory of Prof. George Andrew Olah, who had won the Nobel Prize in Chemistry in 1994. Manuel O. Méndez  Senior Vice President Global Commercial Operations Joined QIAGEN in October 2014 as Senior Vice President, Global Commercial Operations, leading sales and marketing worldwide. Mr. Méndez has 25 years of experience in diagnostics and life sciences, most recently as Executive Vice President Americas for bioMérieux from 2010 – 2014. Previously he served in sales, marketing and general management roles with Abbott Laboratories, Thermo Fisher Scientific and OraSure Technologies – with leadership positions in the United States, Latin America, Europe and Asian markets. He is on the advisory board of 908 Devices, a maker of point-of-need chemical analyzers. Mr. Méndez received a B.S. in biomedical Engineering from Boston University and an M.B.A. from Northwestern University Kellogg School of Management. Roland Sackers  Chief Financial Officer Joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Master Degree in Business Administration (Diplom-Kaufmann) from the University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non- executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom. Dr. Thomas Schweins  Senior Vice President, Life Science Business Area JOVERVIEWoined QIATheGE NExecutive in 20 0Committee4 as Vice President Corporate Strategy and was appointed Vice President Marketing & Strategy in 2005, where he was deeply involved in managing the global business toward Life Science customers. In late 2011, Dr. Schweins has assumed responsibility for Human Resources, and took over the leadership of the Life Science Business Area in 2017. Dr. Schweins came to QIAGEN from The Boston Consulting Group. He previously worked as Technology Manager, and later as an Assistant to the Management Board at Hoechst / Aventis. Dr. Schweins earned an M.Sc. Degree in Biochemistry from the University of Hanover. He obtained his Ph.D. at the Max Planck Society and received an M.Sc. from the University of Southern California in Los Angeles, where he studied Business Administration and Chemistry. Dr. Jonathan Sheldon  Senior Vice President, Bioinformatics Business Area Joined QIAGEN in 2018 as Senior Vice President, Bioinformatics Business Area. He leads QIAGEN's growing presence in bioinformatics, enabling customers to transform raw data from biological samples into valuable molecular insights. Dr. Sheldon came to QIAGEN from Oracle, where he was Global Vice President leading Oracle's Healthcare business globally in the Health Sciences Global Business Unit and served on the executive committee. Previously, he established the bioinformatics group and served as Head of Bioinformatics at Roche (UK) Pharmaceuticals, as well as providing leadership in software firms serving the life science and healthcare sectors. He serves on the Board of Directors of the Drug Information Association (DIA). He received his B.Sc. in Biochemistry and Molecular Biology from the University of Manchester, and his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge. 13

OVERVIEW Common Shares Common Shares After gains in 2015 and 2016, QIAGEN’s common shares had a mixed performance in U.S. and European markets in 2017. Strategic initiatives to accelerate growth and profitability by investing in a portfolio of differentiated Sample to Insight solutions have begun to deliver results, and we thank shareholders for their support. QIAGEN’s senior executives and Investor Relations team are recognized for proactive, transparent communications with the financial community. Market Environment Stock markets globally showed robust gains in 2017, with relatively low volatility and tailwinds from accelerating economic growth and still-accommodative monetary policy. World markets benefited from broadly synchronized strengthening of economic activity across regions, driving many asset prices to record levels in 2017. Concerns about political uncertainties, a turn toward tighter monetary policy and the late stage of the business cycle did not hinder equities in 2017, but stock market volatility began to increase in early 2018. As benchmarks, the S&P 500 index in the United States was up 19.4% at year-end 2017. The DAX index of the 30 largest companies in Germany advanced 12.5% during the year, and Germany’s TecDAX, of which QIAGEN is a member, rose 39.5% for the year. All of these indices were supported by the benefits of M&A activities. The molecular diagnostics and life science tools segment continued to grow in 2017. Expansion of new molecular testing applications such as next-generation sequencing, liquid biopsies and epigenetics helped drive the market for instruments and consumables. Adoption of molecular technologies in healthcare continued to grow for precision medicine in oncology, infectious disease detection and diagnosis of rare diseases. Government funding for academic research remained cautious, while healthcare also faced uncertainty in reimbursement and government policies. QIAGEN’s adjusted net sales maintained solid single-digit growth in 2017, while adjusted earnings grew at double-digit rates, in line with mid-term goals for improving sales and profitability through 2020. QIAGEN sales grew across all regions and customer classes in 2017, led by growth drivers including the QuantiFERON latent TB test, QIAsymphony automation system and consumables, differentiated solutions for next-generation sequencing, and QIAGEN’s Personalized Healthcare portfolio of companion diagnostic partnerships with pharma companies. QIAGEN continues to invest in strategic catalysts, allocating resources to sustain sales growth while improving profitability, enhancing shareholder value and maintaining financial flexibility. Listings in the U.S. and Europe QIAGEN’s common shares have been registered and traded in the United States since 1996, listing on the New York Stock Exchange effective January 10, 2018, after trading on NASDAQ markets since the initial public offering (IPO). The shares have traded in Germany on the Frankfurt Stock Exchange since 1997, and the Prime Standard segment since its launch in 2003. Dual listing on NYSE and the Frankfurt exchange offers advantages for QIAGEN, our shareholders and employees since global presence increases the potential market opportunity and enhances liquidity. Unlike American Depositary Receipts (ADRs), QIAGEN shares provide equal corporate rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros. 14

OVERVIEW Common Shares Share Price and Liquidity QIAGEN’s common share price showed mixed results in 2017, climbing about 10% in U.S. dollars to $30.93 on NASDAQ, while declining about 1% in euros to €26.19 on the Frankfurt Stock Exchange, mainly as a result of the appreciation of the euro against the U.S. dollar. Our common shares continued to offer high liquidity, with average daily trading volume during 2017 of approximately 1.4 million shares (0.95 million on NASDAQ and other U.S. trading venues, and 0.44 million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). QIAGEN continued its commitment to disciplined capital allocation, QIAGEN returned $300 million in capital to shareholders during 2017, with a synthetic share repurchase totaling $245 million in January 2017 followed by open-market repurchases of 1.9 million shares for $61.0 million (including transaction costs). In early 2018 QIAGEN announced a new commitment to return $200 million to shareholders via open-market repurchases on the Frankfurt Stock Exchange. As of December 31, 2017, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 95%. Index Membership QIAGEN is a constituent in various European, U.S. and global stock indices, some of which serve as benchmarks or investment universes for mutual funds and exchange traded funds. QIAGEN ranks as one of the leading components by market capitalization in Germany’s TecDAX index, which includes the 30 largest German technology companies not in the benchmark DAX index. QIAGEN also is a member of the Russell 3000 index, which measures performance of the 3,000 largest U.S. companies, and the Russell 1000, a subset with the largest 1,000 U.S. securities. QIAGEN shares also are included in other stock market indexes such as the MSCI Europe, EMU and EAFE indexes. Shareholder Structure QIAGEN has a truly global investor base comprised of more than 520 identified institutional investors distributed around the world, including about one half in North America, about one-third in Europe and the remaining shares in the Asia-Pacific/Japan region. Members of the Managing Board and the Supervisory Board in total held about 2.5% of QIAGEN’s outstanding common shares at the end of 2017. Annual Shareholders’ Meeting At the 2017 Annual Shareholders’ Meeting, shareholders voted in favor of all resolutions proposed by the Board of Directors, in many cases with majorities above 95% of shares present at the meeting. Shareholders present or represented at the meeting held on June 21, 2017, in Venlo, the Netherlands, held approximately 145.8 million shares, or 63% of the approximately 230.8 million issued shares of QIAGEN as of the record date for the meeting. Details of attendance and voting results from our Annual Shareholders’ Meeting are available at https://corporate.QIAGEN.com. Investor Relations and Engagement with Shareholders QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our vision, mission and strategy, as well as performance and future prospects. The relationship with existing and potential investors continued at an intensive pace in 2017, with a significant number of individual discussions held during many roadshows and investor conferences around the world. Many investors and analysts made use during 2017 of the opportunity to inform themselves about QIAGEN in personal meetings at our sites in Hilden, Germany; Germantown, Maryland; Redwood City, California; Singapore; and Shanghai, China. 15

Share Price and Liquidity QIAGEN’s common share price showed mixed results in 2017, climbing about 10% in U.S. dollars to $30.93 on NASDAQ, while declining about 1% in euros to €26.19 on the Frankfurt Stock Exchange, mainly as a result of the appreciation of the euro against the U.S. dollar. Our common shares continued to offer high liquidity, with average daily trading volume during 2017 of approximately 1.4 million shares (0.95 million on NASDAQ and other U.S. trading venues, and 0.44 million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). QIAGEN continued its commitment to disciplined capital allocation, QIAGEN returned $300 million in capital to shareholders during 2017, with a synthetic share repurchase totaling $245 million in January 2017 followed by open-market repurchases of 1.9 million shares for $61.0 million (including transaction costs). In early 2018 QIAGEN announced a new commitment to return $200 million to shareholders via open-market repurchases on the Frankfurt Stock Exchange. As of December 31, 2017, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 95%. Index Membership QIAGEN is a constituent in various European, U.S. and global stock indices, some of which serve as benchmarks or investment universes for mutual funds and exchange traded funds. QIAGEN ranks as one of the leading components by market capitalization in Germany’s TecDAX index, which includes the 30 largest German technology companies not in the benchmark DAX index. QIAGEN also is a member of the Russell 3000 index, which measures performance of the 3,000 largest U.S. companies, and the Russell 1000, a subset with the largest 1,000 U.S. securities. QIAGEN shares also are included in other stock market indexes such as the MSCI Europe, EMU and EAFE indexes. Shareholder Structure QIAGEN has a truly global investor base comprised of more than 520 identified institutional investors distributed around the world, including about one half in North America, about one-third in Europe and the remaining shares in the Asia-Pacific/Japan region. Members of the Managing Board and the Supervisory Board in total held about 2.5% of QIAGEN’s outstanding common shares at the end of 2017. Annual Shareholders’ Meeting At the 2017 Annual Shareholders’ Meeting, shareholders voted in favor of all resolutions proposed by the Board of Directors, in many cases with majorities above 95% of shares present at the meeting. Shareholders present or represented at the meeting held on June 21, 2017, in Venlo, the Netherlands, held approximately 145.8 million shares, or 63% of the approximately 230.8 million issued shares of QIAGEN as of the record date for the meeting. Details of attendance and voting results from our Annual Shareholders’ Meeting are available at OVERVIEW Common Shares https://corporate.QIAGEN.com. Investor Relations and Engagement with Shareholders QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our vision, mission and strategy, as well as performance and future prospects. The relationship with existing and potential investors continued at an intensive pace in 2017, with a significant number of individual discussions held during many roadshows and investor conferences around the world. Many investors and analysts made use during 2017 of the opportunity to inform themselves about QIAGEN in personal meetings at our sites in Hilden, Germany; Germantown, Maryland; Redwood City, California; Singapore; and Shanghai, China. In 2017, QIAGEN’s efforts to address the needs of the financial community were recognized by DIRK (the association for Investor Relations in Germany) and Extel, ranking QIAGEN among the top companies, senior executives and IR professionals compared with all TecDAX companies, as well as among European medtech sector companies. Approximately 24 analysts from international brokerages followed QIAGEN in 2017, with analysts based in the United States, France, Germany and the United Kingdom. QIAGEN Share Price Development and Average Trading Volume – NASDAQ 2017 2017 Year-end price $ 30.93 High $ 35.37 Low $ 27.43 Average daily trading volume (in million shares) 0.95 * Attributable to the owners of QIAGEN N.V. -12-18 2016-122-02167-012-0197-012-02137-022-0167-022-02107-032-0167-032-02107-032-02177-042-01107-042-02147-052-0187-052-02127-062-0157-062-01197-072-0137-072-01177-072-0317-082-01147-082-02187-092-0117-092-02157-102-0197-102-02137-112-0167-112-02107-122-0147 140 130 127% 127% 125% 121% 119% 119% 119% 120% 120 118% 117% 117% 117% 118% 114% 113% 114% 111% 111% 109% 110% 110% 110% 111% 110 108% 108% 109% 109% 106% 107% 103% 100% 100% 100% 99% 99% 99% 100 97% 90 QGEN NASDAQ QIAGEN Share Price Development and Average Trading Volume – Frankfurt Stock Exchange (XETRA) 2017 2017 Year-end price € 26.19 16 High € 31.46 Low € 25.71 Average daily trading volume (in million shares) 0.44

In 2017, QIAGEN’s efforts to address the needs of the financial community were recognized by DIRK (the association for Investor Relations in Germany) and Extel, ranking QIAGEN among the top companies, senior executives and IR professionals compared with all TecDAX companies, as well as among European medtech sector companies. Approximately 24 analysts from international brokerages followed QIAGEN in 2017, with analysts based in the United States, France, Germany and the United Kingdom. QIAGEN Share Price Development and Average Trading Volume – NASDAQ 2017 2017 Year-end price $ 30.93 High $ 35.37 Low $ 27.43 Average daily trading volume (in million shares) 0.95 * Attributable to the owners of QIAGEN N.V. 2016-122-02167-012-0197-012-02137-022-0167-022-02107-032-0167-032-02107-032-02177-042-01107-042-02147-052-0187-052-02127-062-0157-062-01197-072-0137-072-01177-072-0317-082-01147-082-02187-092-0117-092-02157-102-0197-102-02137-112-0167-112-02107-122-0147-12-18 140 130 127% 127% 125% 121% 119% 119% 119% 120% 120 118% 117% 117% 117% 118% 114% 113% 114% 111% 111% 109% 110% 110% 110% 111% 110 108% 108% 109% 109% 106% 107 % OVERVIEW Common Shares 103% 100% 100% 100% 99% 99% 99% 100 97% 90 QGEN NASDAQ QIAGEN Share Price Development and Average Trading Volume – Frankfurt Stock Exchange (XETRA) 2017 2017 Year-end price € 26.19 High € 31.46 Low € 25.71 Average daily trading volume (in million shares) 0.44 2016-122-02157-012-0187-012-02127-022-0157-022-01197-032-0157-032-01197-042-0127-042-01167-042-03107-052-01147-052-02187-062-0117-062-02157-072-0197-072-02137-082-0167-082-02107-092-0137-092-01177-102-017-102-01157-102-02197-112-01127-112-02167-122-01107-12-24 160 2016-122-02157-012-0187-012-02127-022-0157-022-01197-032-0157-032-01197-042-0127-042-01167-042-03107-052-01147-052-02187-062-0117-062-02157-072-0197-072-02137-082-0167-082-02107-092-0137-092-01177-102-017-102-01157-102-02197-112-01127-112-02167-122-01107-12-24 145% 160 137% 137% 137% 140 134% 145% 128% 125% 125% 122% 124% 124% 137% 137% 137% 140 134% 120 117% 113% 128% 112% 125% 125% 110% 109% 110% 12029% 124% 124% 109% 109% 105% 120 102% 102% 117% 100% 100% 113% 100% 100% 100% 101% 101% 97% 1129%9% 99% 100 110% 109% 110% 109% 109% 109% 105% 102% 102% 100% 100% 99% 100% 100% 100% 101% 99% 101% 100 97% 80 QIA Xetra 80 QIA Xetra Key Share Data Key Share Data 2017 Year-end market capitalization (in $ million) 7,002 2017 Year-end market capitalization (in   million) 5,928 Year-end market capitalization (in $€ million) 7,002 SYoeuarrc-een:d  QmaIArkGet EcaNpi tSalhizaarteiohno (ilnd e€r  mIDillion) Source: QIAGEN Shareholder ID 5,928 SoUnuirtecde :S tQateIAs GEN Shareholder ID 47% SoGuArRcPe: QIAGEN Shareholder ID 18% Germany 15% Value 16% United States 47% GARP 18% France 5% Index 12% Germany 15% Value 16% England 4% Growth 12% France 5% Index 12% Other 6% Other 19% England 4% Growth 12% Non-Institutional 23% Non-Institutional 23% Other 6% Other 19% SNonu-rIncseti:tu QtioInAalGEN Shareholder ID 23% SNonu-rIncseti:tu QtioInAalGEN Shareholder ID 23% Source: QIAGEN Shareholder ID Source: QIAGEN Shareholder ID 17

Management Report 020 Business and Operating Environment 049 Opportunities and Risks 073 Performance Review 086 Human Resources 089 Non-Financial Statement 097 Future Perspectives

MANAGEMENT REPORT Business and Operating Environment Business and Operating Environment QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable our customers in four broad classes - Molecular Diagnostics, Applied Testing, Pharma and Academia - to achieve outstanding success and breakthroughs, all in keeping with our goal of making improvements in life possible. QIAGEN's solutions integrate sample and assay technologies, bioinformatics and automation systems into workflows that help customers move from Sample to Insight. Our solutions support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. Our proven solutions are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information. As we move deeper into “the Century of Biology,” knowledge of the molecular basis of life has been growing exponentially, along with greater understanding of diseases and biological mechanisms. Dramatic acceleration in the speed of analyzing DNA - and reduction in cost - is generating new discoveries and vast quantities of genomic data. This revolution in the life sciences is transforming healthcare and influencing many other areas of everyday life. QIAGEN’s mission is to make improvements in life possible by providing innovative technologies to enable this ongoing wave of discovery and its wide-ranging applications. QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology has grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading bioinformatics solutions allows users to analyze and interpret data to provide relevant, actionable insights. Our automation systems for polymerase chain reaction (PCR), next-generation sequencing (NGS) and other technologies tie these together in seamless and cost-effective molecular testing workflows - from Sample to Insight. Net sales of $1.42 billion in 2017 consisted of consumable kits and other revenues (88% of sales) and automation systems and instruments (12% of sales). Approximately 48% of net sales in 2017 were in Molecular Diagnostics, and 52% in Life Sciences customer classes in the Academia, Pharma and Applied Testing markets. QIAGEN has grown substantially by developing new platforms, consumables and bioinformatics to meet growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $8 billion. We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN has global shares that are listed on the New York Stock Exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.” The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited 20

Business and Operating Environment QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable our customers in four broad classes - Molecular Diagnostics, Applied Testing, Pharma and Academia - to achieve outstanding success and breakthroughs, all in keeping with our goal of making improvements in life possible. QIAGEN's solutions integrate sample and assay technologies, bioinformatics and automation systems into workflows that help customers move from Sample to Insight. Our solutions support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. Our proven solutions are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information. As we move deeper into “the Century of Biology,” knowledge of the molecular basis of life has been growing exponentially, along with greater understanding of diseases and biological mechanisms. Dramatic acceleration in the speed of analyzing DNA - and reduction in cost - is generating new discoveries and vast quantities of genomic data. This revolution in the life sciences is transforming healthcare and influencing many other areas of everyday life. QIAGEN’s mission is to make improvements in life possible by providing innovative technologies to enable this ongoing wave of discovery and its wide-ranging applications. QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology has grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading bioinformatics solutions allows users to analyze and interpret data to provide relevant, actionable insights. Our automation systems for polymerase chain reaction (PCR), next-generation sequencing (NGS) and other technologies tie these together in seamless and cost-effective molecular testing workflows - from Sample to Insight. Net sales of $1.42 billion in 2017 consisted of consumable kits and other revenues (88% of sales) and automation systems and instruments (12% of sales). Approximately 48% of net sales in 2017 were in Molecular Diagnostics, and MANAGEMENT REPORT Business and Operating Environment 52% in Life Sciences customer classes in the Academia, Pharma and Applied Testing markets. QIAGEN has grown substantially by developing new platforms, consumables and bioinformatics to meet growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $8 billion. We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN has global shares that are listed on the New York Stock Exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.” The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600. As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report. Operating Environment in 2017 Economic Environment A broad global upswing delivered stronger-than-expected economic growth in 2017, creating opportunities for QIAGEN, despite some uncertainties in the business and political environment. Real Gross Domestic Product (GDP) for the world grew approximately 3.0% in 2017, up from 2.4% in 2016 and 2.8% in 2015, according to World Bank estimates. More than half of the world’s economies accelerated in 2017: The United States and Europe stepped up growth from slow to moderate, while emerging markets such as China, India and Turkey grew much faster than average. Macroeconomic influences included continued low financing costs, growth-oriented fiscal and monetary policies, strong investment driven by business confidence, and a recovery in commodity prices. The U.S. dollar declined against other major currencies in 2017, but had little overall effect on QIAGEN results, reported in dollars. Industry Environment As genomic knowledge expands, molecular testing is unlocking valuable insights to meet an increasing range of needs in healthcare, academic research, pharmaceutical R&D and public safety. The secular growth trend in sales of instruments, reagents and other consumables, and bioinformatics solutions continued in 2017. Technologies for next- generation sequencing (NGS) and polymerase chain reaction (PCR) continued to disseminate worldwide. Molecular diagnostics is the most dynamically growing segment of in vitro diagnostics, enabling clinicians to identify and profile cancers, infectious diseases, prenatal or neonatal health threats, and patients’ immune status. Regulatory and reimbursement climates continue to evolve. In 2017, precision medicine advanced with the first FDA approvals of cancer drugs targeted by biomarker testing rather than tumor sites, and immuno-oncology drugs using gene editing to mobilize patients’ immune cells. In Academia, spending on NGS and other molecular technologies grew on improving customer sentiment, despite concerns about research funding. The Pharma industry increasingly guides drug discovery and development with advanced molecular testing, although R&D spending by individual companies depends on company-specific issues. Applied Testing also continues to grow, led by human identification and forensics. The migration of genomic technologies from basic research into the mainstream is a powerful driver for long-term growth of the industry, increasing the need for scalable, user-friendly and efficient workflows from beginning to end in molecular testing. Recent Developments QIAGEN has recently achieved a number of strategic milestones by continuing to focus on strategic growth initiatives:  QuantiFERON-TB franchise growing rapidly: QIAGEN is aiding the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new persons and kills about 1.8 million annually. The global epidemic is complicated because an 21 estimated one out of three people have latent TB infection, a phase in which the bacterium infects a person but produces no detectable symptoms. About 5-10% of those individuals, if untreated, will progress to the active TB disease, so screening of high-risk individuals and treatment for latent TB plays an important role in global tuberculosis control efforts.

liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600. As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report. Operating Environment in 2017 Economic Environment A broad global upswing delivered stronger-than-expected economic growth in 2017, creating opportunities for QIAGEN, despite some uncertainties in the business and political environment. Real Gross Domestic Product (GDP) for the world grew approximately 3.0% in 2017, up from 2.4% in 2016 and 2.8% in 2015, according to World Bank estimates. More than half of the world’s economies accelerated in 2017: The United States and Europe stepped up growth from slow to moderate, while emerging markets such as China, India and Turkey grew much faster than average. Macroeconomic influences included continued low financing costs, growth-oriented fiscal and monetary policies, strong investment driven by business confidence, and a recovery in commodity prices. The U.S. dollar declined against other major currencies in 2017, but had little overall effect on QIAGEN results, reported in dollars. Industry Environment As genomic knowledge expands, molecular testing is unlocking valuable insights to meet an increasing range of needs in healthcare, academic research, pharmaceutical R&D and public safety. The secular growth trend in sales of instruments, reagents and other consumables, and bioinformatics solutions continued in 2017. Technologies for next- generation sequencing (NGS) and polymerase chain reaction (PCR) continued to disseminate worldwide. Molecular diagnostics is the most dynamically growing segment of in vitro diagnostics, enabling clinicians to identify and profile cancers, infectious diseases, prenatal or neonatal health threats, and patients’ immune status. Regulatory and reimbursement climates continue to evolve. In 2017, precision medicine advanced with the first FDA approvals of cancer drugs targeted by biomarker testing rather than tumor sites, and immuno-oncology drugs using gene editing MANAGEMENT REPORT Business and Operating Environment to mobilize patients’ immune cells. In Academia, spending on NGS and other molecular technologies grew on improving customer sentiment, despite concerns about research funding. The Pharma industry increasingly guides drug discovery and development with advanced molecular testing, although R&D spending by individual companies depends on company-specific issues. Applied Testing also continues to grow, led by human identification and forensics. The migration of genomic technologies from basic research into the mainstream is a powerful driver for long-term growth of the industry, increasing the need for scalable, user-friendly and efficient workflows from beginning to end in molecular testing. Recent Developments QIAGEN has recently achieved a number of strategic milestones by continuing to focus on strategic growth initiatives:  QuantiFERON-TB franchise growing rapidly: QIAGEN is aiding the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new persons and kills about 1.8 million annually. The global epidemic is complicated because an estimated one out of three people have latent TB infection, a phase in which the bacterium infects a person but produces no detectable symptoms. About 5-10% of those individuals, if untreated, will progress to the active TB disease, so screening of high-risk individuals and treatment for latent TB plays an important role in global tuberculosis control efforts. QIAGEN's novel QuantiFERON tests, the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) and third- generation QuantiFERON-TB Gold (QFT), are the market-leading modern diagnostic tools for latent TB infection. In a class known as interferon-gamma release assays (IGRAs), QuantiFERON-TB tests have been shown in clinical studies to be faster, less labor-intensive and more accurate than the century-old tuberculin skin test. QFT is one of two tests mentioned in the World Health Organization guidelines as an alternative to tuberculin skin tests. First introduced in 2015, QFT-Plus adds clinical insights with antigens that measure the cell-mediated immune response to TB infection from both CD4+ and CD8+ T cells. The addition of CD8+ assessment led WHO in its Global TB Report 2016 to cite QFT-Plus (the only such test on the market) for its potential in identifying at-risk adults at greater risk of progressing to active TB. QFT-Plus is now available in more than 75 countries in Europe, the Americas, Africa, Asia and Middle East. The laboratory-based QuantiFERON-TB tests are displacing the more subjective and time-consuming tuberculin skin test, and sales surpassed $175 million in 2017. In October 2017 QIAGEN launched QuantiFERON-TB Gold Plus in the United States after it received Food and Drug Administration approval. Japan also recently approved QFT-Plus. These market introductions follow adoption of QFT-Plus in more than 75 countries across Europe, the Middle East, Africa, Asia and Latin America, where nearly two million of the tests have been used. QFT-Plus advances the science of TB testing with innovative antigens that measure each patient’s cell-mediated immune response from both CD4+ and CD8+ T cells, a unique capability. An increasing number of peer-reviewed publications support the efficacy of QFT-Plus, which is the only interferon-gamma release assay (IGRA) test on the pathway to evaluation by the World Health Organization (WHO) for its global campaign to eradicate TB. In January 2018, QIAGEN began a new partnership with DiaSorin that will provide a state-of-the-art automation option for QuantiFERON-TB Gold Plus customers, embedding QFT-Plus in a broad and highly synergistic assay menu for DiaSorin's LIAISON-family analyzers. More than 7,000 LIAISON-family analyzers are already in use worldwide. Next-generation sequencing solutions extending QIAGEN's reach: As a leader in “universal” technologies for use with any next-generation sequencing system, as well as creator of the innovative GeneReader NGS System for benchtop sequencing, QIAGEN continues to expand its presence in the rapidly growing market for NGS solutions in laboratories around the world. QIAGEN’s NGS portfolio produced more than $115 million in sales in 2017. In 2017 QIAGEN continued to broaden its portfolio of platform-agnostic NGS solutions, streamlining tasks such as automated sample and library preparation, reliable detection of DNA and RNA variations, and bioinformatics for analysis and interpretation. Our industry-leading solutions for preparation of liquid biopsy samples, along with a diverse offering of off-the-shelf and customized QIAseq panels, continued to expand to new applications. QIAGEN’s GeneReader NGS System, the first complete Sample to Insight next-generation sequencing solution designed for any laboratory to deliver actionable results, continued to gain acceptance with strong growth in placements in 2017. 22 We expanded the GeneReader system's capabilities and content menu for clinical researchers in 2017. Going beyond the original GeneRead QIAact Actionable Insights Tumor Panel (AIT), we launched the GeneRead QIAact Lung DNA Panel and Lung RNA Panel for deep analysis of lung cancer samples and the GeneRead QIAact BRCA 1/2 Panel for in-depth insights into breast and ovarian cancers. All of the QIAact NGS panels run with the GeneReader system and integrate seamlessly with our QCI bioinformatics software for analysis and interpretation. We have incorporated the GeneReader NGS System into collaborations with pharmaceutical companies for co- development of companion diagnostics. Multiple studies demonstrating the efficacy of QIAGEN’s GeneReader system, panels and other NGS solutions were presented in major scientific meetings in 2017, including the American Society of Clinical Oncology (ASCO), American Society of Human Genetics (ASHG) and Association for Molecular Pathology (AMP). At the AMP annual meeting in November 2017, about 10 percent of the more than 500 papers presented relied on

QIAGEN's novel QuantiFERON tests, the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) and third- generation QuantiFERON-TB Gold (QFT), are the market-leading modern diagnostic tools for latent TB infection. In a class known as interferon-gamma release assays (IGRAs), QuantiFERON-TB tests have been shown in clinical studies to be faster, less labor-intensive and more accurate than the century-old tuberculin skin test. QFT is one of two tests mentioned in the World Health Organization guidelines as an alternative to tuberculin skin tests. First introduced in 2015, QFT-Plus adds clinical insights with antigens that measure the cell-mediated immune response to TB infection from both CD4+ and CD8+ T cells. The addition of CD8+ assessment led WHO in its Global TB Report 2016 to cite QFT-Plus (the only such test on the market) for its potential in identifying at-risk adults at greater risk of progressing to active TB. QFT-Plus is now available in more than 75 countries in Europe, the Americas, Africa, Asia and Middle East. The laboratory-based QuantiFERON-TB tests are displacing the more subjective and time-consuming tuberculin skin test, and sales surpassed $175 million in 2017. In October 2017 QIAGEN launched QuantiFERON-TB Gold Plus in the United States after it received Food and Drug Administration approval. Japan also recently approved QFT-Plus. These market introductions follow adoption of QFT-Plus in more than 75 countries across Europe, the Middle East, Africa, Asia and Latin America, where nearly two million of the tests have been used. QFT-Plus advances the science of TB testing with innovative antigens that measure each patient’s cell-mediated immune response from both CD4+ and CD8+ T cells, a unique capability. An increasing number of peer-reviewed publications support the efficacy of QFT-Plus, which is the only interferon-gamma release assay (IGRA) test on the pathway to evaluation by the World Health Organization (WHO) for its global campaign to eradicate TB. In January 2018, QIAGEN began a new partnership with DiaSorin that will provide a state-of-the-art automation option for QuantiFERON-TB Gold Plus customers, embedding QFT-Plus in a broad and highly synergistic assay menu for DiaSorin's LIAISON-family analyzers. More than 7,000 LIAISON-family analyzers are already in use worldwide. Next-generation sequencing solutions extending QIAGEN's reach: As a leader in “universal” technologies for use with any next-generation sequencing system, as well as creator of MANAGEMENTthe innova REPORTtive GeneBusinessReade rand N GOperatingS Syste mEnvironment for benchtop sequencing, QIAGEN continues to expand its presence in the rapidly growing market for NGS solutions in laboratories around the world. QIAGEN’s NGS portfolio produced more than $115 million in sales in 2017. In 2017 QIAGEN continued to broaden its portfolio of platform-agnostic NGS solutions, streamlining tasks such as automated sample and library preparation, reliable detection of DNA and RNA variations, and bioinformatics for analysis and interpretation. Our industry-leading solutions for preparation of liquid biopsy samples, along with a diverse offering of off-the-shelf and customized QIAseq panels, continued to expand to new applications. QIAGEN’s GeneReader NGS System, the first complete Sample to Insight next-generation sequencing solution designed for any laboratory to deliver actionable results, continued to gain acceptance with strong growth in placements in 2017. We expanded the GeneReader system's capabilities and content menu for clinical researchers in 2017. Going beyond the original GeneRead QIAact Actionable Insights Tumor Panel (AIT), we launched the GeneRead QIAact Lung DNA Panel and Lung RNA Panel for deep analysis of lung cancer samples and the GeneRead QIAact BRCA 1/2 Panel for in-depth insights into breast and ovarian cancers. All of the QIAact NGS panels run with the GeneReader system and integrate seamlessly with our QCI bioinformatics software for analysis and interpretation. We have incorporated the GeneReader NGS System into collaborations with pharmaceutical companies for co- development of companion diagnostics. Multiple studies demonstrating the efficacy of QIAGEN’s GeneReader system, panels and other NGS solutions were presented in major scientific meetings in 2017, including the American Society of Clinical Oncology (ASCO), American Society of Human Genetics (ASHG) and Association for Molecular Pathology (AMP). At the AMP annual meeting in November 2017, about 10 percent of the more than 500 papers presented relied on QIAGEN solutions for some aspect of molecular testing, from sample technologies for NGS to bioinformatics for interpretation of data. To accelerate the growth of the GeneReader system in China, QIAGEN formed a joint venture in 2017 with Maccura, a leading in vitro diagnostics company in China. The venture, MAQGEN Biotechnology Co., Ltd. (MAQGEN), will develop local adaptations, pursue regulatory paths to maximize the GeneReader’s value and leverage Maccura’s broad customer network to expand adoption in laboratories across China. The NGS market in China is growing rapidly in personalized medicine and clinical research. MAQGEN China is 60% owned by Maccura and 40% by QIAGEN. In late 2017, QIAGEN created a new unit, Enterprise Genomics Services, to serve the growing demand for customization of NGS gene panels with integrated bioinformatics for dedicated applications. This initiative offers benefits to customers in implementation time, expense and risk mitigation across the continuum from NGS discovery to panel development, optimization, verification and implementation. QIAGEN's capabilities support customized solutions for any NGS platform, including the GeneReader NGS System. In Applied Testing, QIAGEN collaborated with the International Commission on Missing Persons (ICMP) in 2017 to launch a cutting-edge next-generation sequencing workflow for DNA identification at the ICMP's laboratory in The Hague. The lab integrates the GeneReader system, other QIAGEN instruments and a new NGS panel specifically designed to identify missing persons. QIAGEN will supply software, reagents, consumables and technical support on an ongoing basis. Continued Leadership in Personalized Healthcare: QIAGEN strengthened its leading position in Personalized Healthcare in 2017, surpassing a milestone of 25 master collaboration agreements with pharma and biotech companies to develop companion and complementary diagnostics providing individualized genomic insights to guide clinical decision-making. QIAGEN launched 15 new companion diagnostic projects in 2017, a record high for QIAGEN. In addition, we continued to achieve regulatory approvals of companion diagnostics and to launch them commercially. A major initiative in 2017 was QIAGEN’s expansion into developing biomarker tests to support emerging therapies in immuno-oncology (I-O), a novel approach using drugs to target the body’s immune system to help fight cancer. QIAGEN and Bristol-Myers Squibb launched a groundbreaking collaboration to explore the use of NGS technology to develop gene expression profiles (GEPs) as predictive or prognostic tools for use with a number of novel immuno-oncology molecules Bristol-Myers Squibb is developing. QIAGEN subsequently has entered into other agreements with undisclosed industry partners to co-develop molecular tests to identify patients who could benefit from I-O therapies. QIAGEN obtained a worldwide license in 2017 from The Johns Hopkins University for biomarkers that play roles in identifying patients for I-O therapies. QIAGEN continues to roll out regulator-approved companion diagnostics that deliver actionable insights for 23 treatment decisions based on patients’ genomic information. We launched the ipsogen JAK2 RGQ PCR Kit in 2017 as the only FDA-cleared JAK2 kit for blood cancers, diagnosing gene mutations in patients with Polycythemia Vera. The FDA approval was expanded in early 2018 to other myeloproliferative neoplasms. The FDA indicated use of QIAGEN's therascreen EGFR RGQ PCR Kit as a companion diagnostic also was expanded in early 2018 to diagnose additional EGFR gene mutations involved in treatment decisions for first-line treatment of metastatic non-small cell lung cancer (NSCLC). We added a new liquid biopsy assay in 2017 for clinical research - the AdnaTest Prostate Cancer Panel AR-V7, using circulating tumor cells to monitor RNA expression of a biomarker indicating resistance to prostate cancer treatments. As one of the world’s leading independent developers of molecular technologies, with a diverse portfolio of sequencing platforms and solutions, QIAGEN is a preferred industry partner for developing companion or complementary diagnostics.

QIAGEN solutions for some aspect of molecular testing, from sample technologies for NGS to bioinformatics for interpretation of data. To accelerate the growth of the GeneReader system in China, QIAGEN formed a joint venture in 2017 with Maccura, a leading in vitro diagnostics company in China. The venture, MAQGEN Biotechnology Co., Ltd. (MAQGEN), will develop local adaptations, pursue regulatory paths to maximize the GeneReader’s value and leverage Maccura’s broad customer network to expand adoption in laboratories across China. The NGS market in China is growing rapidly in personalized medicine and clinical research. MAQGEN China is 60% owned by Maccura and 40% by QIAGEN. In late 2017, QIAGEN created a new unit, Enterprise Genomics Services, to serve the growing demand for customization of NGS gene panels with integrated bioinformatics for dedicated applications. This initiative offers benefits to customers in implementation time, expense and risk mitigation across the continuum from NGS discovery to panel development, optimization, verification and implementation. QIAGEN's capabilities support customized solutions for any NGS platform, including the GeneReader NGS System. In Applied Testing, QIAGEN collaborated with the International Commission on Missing Persons (ICMP) in 2017 to launch a cutting-edge next-generation sequencing workflow for DNA identification at the ICMP's laboratory in The Hague. The lab integrates the GeneReader system, other QIAGEN instruments and a new NGS panel specifically designed to identify missing persons. QIAGEN will supply software, reagents, consumables and technical support on an ongoing basis. Continued Leadership in Personalized Healthcare: QIAGEN strengthened its leading position in Personalized Healthcare in 2017, surpassing a milestone of 25 MANAGEMENT REPORT Business and Operating Environment master collaboration agreements with pharma and biotech companies to develop companion and complementary diagnostics providing individualized genomic insights to guide clinical decision-making. QIAGEN launched 15 new companion diagnostic projects in 2017, a record high for QIAGEN. In addition, we continued to achieve regulatory approvals of companion diagnostics and to launch them commercially. A major initiative in 2017 was QIAGEN’s expansion into developing biomarker tests to support emerging therapies in immuno-oncology (I-O), a novel approach using drugs to target the body’s immune system to help fight cancer. QIAGEN and Bristol-Myers Squibb launched a groundbreaking collaboration to explore the use of NGS technology to develop gene expression profiles (GEPs) as predictive or prognostic tools for use with a number of novel immuno-oncology molecules Bristol-Myers Squibb is developing. QIAGEN subsequently has entered into other agreements with undisclosed industry partners to co-develop molecular tests to identify patients who could benefit from I-O therapies. QIAGEN obtained a worldwide license in 2017 from The Johns Hopkins University for biomarkers that play roles in identifying patients for I-O therapies. QIAGEN continues to roll out regulator-approved companion diagnostics that deliver actionable insights for treatment decisions based on patients’ genomic information. We launched the ipsogen JAK2 RGQ PCR Kit in 2017 as the only FDA-cleared JAK2 kit for blood cancers, diagnosing gene mutations in patients with Polycythemia Vera. The FDA approval was expanded in early 2018 to other myeloproliferative neoplasms. The FDA indicated use of QIAGEN's therascreen EGFR RGQ PCR Kit as a companion diagnostic also was expanded in early 2018 to diagnose additional EGFR gene mutations involved in treatment decisions for first-line treatment of metastatic non-small cell lung cancer (NSCLC). We added a new liquid biopsy assay in 2017 for clinical research - the AdnaTest Prostate Cancer Panel AR-V7, using circulating tumor cells to monitor RNA expression of a biomarker indicating resistance to prostate cancer treatments. As one of the world’s leading independent developers of molecular technologies, with a diverse portfolio of sequencing platforms and solutions, QIAGEN is a preferred industry partner for developing companion or complementary diagnostics. QIAsymphony delivering platform growth as content menu expands: QIAGEN surpassed its 2017 goal of 2,000 cumulative placements of QIAsymphony, a cost-effective modular system that integrates PCR molecular testing workflows from initial biological sample processing to final insights. The platform’s rapid dissemination and growing content menu fueled double-digit growth in consumables for QIAsymphony. The QIAsymphony automation system serves laboratories around the world, with the broadest test menu of any platform in its category in Europe and other markets, plus the unique ability to handle laboratory-developed tests. Nearly 30 diagnostic tests in infectious disease, oncology and transplant care are marketed for use on the Rotor- Gene® Q, a component of the modular QIAsymphony workflow. In the United States, eight FDA-approved diagnostic tests, including three companion diagnostics to guide treatment decisions in cancer, are marketed for this detection platform. Two new QIAGEN test kits were approved by the FDA in 2017 for use on QIAsymphony instruments: the ipsogen JAK2 RGQ PCR Kit, a qualitative test for the detection of an important genetic variant in blood cancers; and the artus CMV QS-RGQ MDx kit, to monitor solid organ transplant patients for cytomegalovirus (CMV), a common infection that can be life-threatening in vulnerable patients. The QIAsymphony system's sample processing module, QIAsymphony SP, is a market-leading “front end” automated solution for downstream molecular testing. The growth of next-generation sequencing has highlighted the critical need of laboratories for reliable, automated processing of samples, including liquid biopsies. QIAsymphony SP automates the processing of nucleic acids for analysis with the GeneReader NGS System or other sequencers. Leadership in differentiated core technologies continuing to drive growth: As a world leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continued to expand its offerings in 2017 with differentiated solutions for front-end challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our strategic focus is on rapidly growing applications in research and clinical diagnostics, such as handling microbiome samples, where we have an estimated 75% market share. Innovation in “liquid biopsy” technologies is increasingly enabling QIAGEN customers to unlock molecular insights from blood or other fluids as non-invasive alternatives to surgical biopsies. Our solutions based on several different technologies for isolation and stabilization of nucleic acids are used in an estimated 80% of liquid biopsy testing. 24 Partnering with leading providers of molecular testing services, QIAGEN continues to incorporate its differentiated solutions in liquid biopsy testing. In 2017, for example, QIAGEN’s PAXgene® Blood ccfDNA Tube was adopted by Clinical Genomics for sample collection with its assay to monitor patients for recurrence of colorectal cancer. To facilitate the growing trend toward liquid biopsies for routine use in clinical testing, QIAGEN joined CANCER- ID, a public-private consortium working to establish standard protocols and clinical validation for blood-based biomarkers in lung and breast cancer. QIAGEN is helping create standardized methods and Sample to Insight workflows. QIAGEN launched a Custom Solutions business in 2017 to serve life science and molecular diagnostics customers with the tools and expertise to quickly build and commercialize products that meet unique workflow requirements. The new unit offers custom and OEM sample technologies, oligo and enzyme product options for PCR, qPCR and NGS product development, as well as a range of other platform technologies. In forensics, QIAGEN’s long-standing leadership in developing international standards of quality for products to collect and test samples for human identification gained support in 2017 with third-party certification that QIAGEN meets state-of-the-art requirements for forensics supply chain and manufacturing (ISO18385:2016). Industry-leading bioinformatics turning raw genomic data into valuable insights:

QIAsymphony delivering platform growth as content menu expands: QIAGEN surpassed its 2017 goal of 2,000 cumulative placements of QIAsymphony, a cost-effective modular system that integrates PCR molecular testing workflows from initial biological sample processing to final insights. The platform’s rapid dissemination and growing content menu fueled double-digit growth in consumables for QIAsymphony. The QIAsymphony automation system serves laboratories around the world, with the broadest test menu of any platform in its category in Europe and other markets, plus the unique ability to handle laboratory-developed tests. Nearly 30 diagnostic tests in infectious disease, oncology and transplant care are marketed for use on the Rotor- Gene® Q, a component of the modular QIAsymphony workflow. In the United States, eight FDA-approved diagnostic tests, including three companion diagnostics to guide treatment decisions in cancer, are marketed for this detection platform. Two new QIAGEN test kits were approved by the FDA in 2017 for use on QIAsymphony instruments: the ipsogen JAK2 RGQ PCR Kit, a qualitative test for the detection of an important genetic variant in blood cancers; and the MANAGEMENTartus CMV REPORT QS-RGQBusiness MDx  kandit,  tOperatingo monito Environmentr solid organ transplant patients for cytomegalovirus (CMV), a common infection that can be life-threatening in vulnerable patients. The QIAsymphony system's sample processing module, QIAsymphony SP, is a market-leading “front end” automated solution for downstream molecular testing. The growth of next-generation sequencing has highlighted the critical need of laboratories for reliable, automated processing of samples, including liquid biopsies. QIAsymphony SP automates the processing of nucleic acids for analysis with the GeneReader NGS System or other sequencers. Leadership in differentiated core technologies continuing to drive growth: As a world leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continued to expand its offerings in 2017 with differentiated solutions for front-end challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our strategic focus is on rapidly growing applications in research and clinical diagnostics, such as handling microbiome samples, where we have an estimated 75% market share. Innovation in “liquid biopsy” technologies is increasingly enabling QIAGEN customers to unlock molecular insights from blood or other fluids as non-invasive alternatives to surgical biopsies. Our solutions based on several different technologies for isolation and stabilization of nucleic acids are used in an estimated 80% of liquid biopsy testing. Partnering with leading providers of molecular testing services, QIAGEN continues to incorporate its differentiated solutions in liquid biopsy testing. In 2017, for example, QIAGEN’s PAXgene® Blood ccfDNA Tube was adopted by Clinical Genomics for sample collection with its assay to monitor patients for recurrence of colorectal cancer. To facilitate the growing trend toward liquid biopsies for routine use in clinical testing, QIAGEN joined CANCER- ID, a public-private consortium working to establish standard protocols and clinical validation for blood-based biomarkers in lung and breast cancer. QIAGEN is helping create standardized methods and Sample to Insight workflows. QIAGEN launched a Custom Solutions business in 2017 to serve life science and molecular diagnostics customers with the tools and expertise to quickly build and commercialize products that meet unique workflow requirements. The new unit offers custom and OEM sample technologies, oligo and enzyme product options for PCR, qPCR and NGS product development, as well as a range of other platform technologies. In forensics, QIAGEN’s long-standing leadership in developing international standards of quality for products to collect and test samples for human identification gained support in 2017 with third-party certification that QIAGEN meets state-of-the-art requirements for forensics supply chain and manufacturing (ISO18385:2016). Industry-leading bioinformatics turning raw genomic data into valuable insights: QIAGEN’s broad offering of content-enabled bioinformatics software continues to grow both as a standalone franchise and as a driver integrated into QIAGEN’s Sample to Insight workflows. Our bioinformatics turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing, especially for clinical research and diagnostics. Studies by leading institutions often use solutions such as QIAGEN Clinical Insight (QCI) or CLC Genomics Workbench to analyze and interpret genomic data. QIAGEN pursues collaborations across the genomics and bioinformatics community to offer customers the richest access possible to insights for research and diagnostics. In January 2017, QIAGEN acquired OmicSoft Corporation to expand its solutions and enable scientists to visualize and mine large institutional and publicly available “omics” datasets, in addition to the expertly curated, literature-based datasets marketed by QIAGEN. Its OmicSoft solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other sequencing insights. In October 2017, QIAGEN partnered with CENTOGENE AG, a leader in testing for rare diseases and hereditary disorders, to provide customers of both companies with more complete insights. QIAGEN integrated CENTOGENE’s rare disease variant database into its bioinformatics offerings for genomic interpretation, while CENTOGENE licensed QIAGEN's bioinformatics solutions for use in its diagnostic testing services for rare diseases. Advancing the potential of precision medicine for the diagnosis and treatment of cancer, in November 2017 we launched enhancements in our QIAGEN Clinical Insight (QCI) bioinformatics software to automate guidelines published by leading oncology and pathology groups for the use of next-generation sequencing in genetic profiling of cancers. QIAGEN’s QCI-Interpret software integrates the consensus AMP/ASCO/CAP standards with our comprehensive biomedical knowledge base to guide the selection of treatments based on findings from each patient’s genomic testing and diagnosis. 25 Also in November 2017, a collaboration in women’s health with Counsyl, a company based in California, demonstrated the value of QIAGEN Clinical Insight for interpretation of results from prenatal testing and hereditary disease screening. Counsyl reported that using QCI for interpreting and scoring genetic variants reduced search time for literature references by 75%, while maintaining accuracy. Targeted action increasing returns to shareholders: In 2017, QIAGEN fulfilled its commitment to return $300 million to shareholders through share repurchase transactions, including the return of $245 million through a synthetic share repurchase in January 2017 and the open-market repurchase of 1.9 million shares on the Frankfurt Stock Exchange for approximately $60 million in September 2017. Reaffirming its commitment to a disciplined approach to capital allocation, QIAGEN announced a new commitment to return $200 million to shareholders beginning in 2018 via open-market repurchases. Shares will be repurchased on the Frankfurt Stock Exchange. In 2017, QIAGEN continued to execute previously announced restructuring actions to improve efficiency and profitability, while supporting momentum in sales growth. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. In 2017, we launched a shared service center for administrative functions in the Philippines, expanding on the efficiencies and complementing the geographic footprint of our first shared service center in Poland. A pre-tax restructuring charge of $19.8 million ($0.06 per share after taxes) was recorded in 2017 for these changes. In addition, following enactment of the new U.S. tax law in December 2017, QIAGEN announced restructuring initiatives to mitigate some of its impacts, resulting in a pre-tax restructuring charge of $13.8 million ($0.04 per share after taxes) in the fourth quarter. Operating results in 2017 show the benefits in cost reduction and profitability, and targeted actions are continuing into 2018. In a review aimed at freeing resources to focus on high-growth market opportunities, QIAGEN took steps in late 2017 to streamline its product portfolio in China, the company's second-largest market, by discontinuing the commercialization of some non-core PCR tests and externalizing the HPV test (cervical cancer screening) franchise to a third-party company in China. A partnership became effective in January 2018 with a Chinese company that

QIAGEN’s broad offering of content-enabled bioinformatics software continues to grow both as a standalone franchise and as a driver integrated into QIAGEN’s Sample to Insight workflows. Our bioinformatics turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing, especially for clinical research and diagnostics. Studies by leading institutions often use solutions such as QIAGEN Clinical Insight (QCI) or CLC Genomics Workbench to analyze and interpret genomic data. QIAGEN pursues collaborations across the genomics and bioinformatics community to offer customers the richest access possible to insights for research and diagnostics. In January 2017, QIAGEN acquired OmicSoft Corporation to expand its solutions and enable scientists to visualize and mine large institutional and publicly available “omics” datasets, in addition to the expertly curated, MANAGEMENT REPORT Business and Operating Environment literature-based datasets marketed by QIAGEN. Its OmicSoft solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other sequencing insights. In October 2017, QIAGEN partnered with CENTOGENE AG, a leader in testing for rare diseases and hereditary disorders, to provide customers of both companies with more complete insights. QIAGEN integrated CENTOGENE’s rare disease variant database into its bioinformatics offerings for genomic interpretation, while CENTOGENE licensed QIAGEN's bioinformatics solutions for use in its diagnostic testing services for rare diseases. Advancing the potential of precision medicine for the diagnosis and treatment of cancer, in November 2017 we launched enhancements in our QIAGEN Clinical Insight (QCI) bioinformatics software to automate guidelines published by leading oncology and pathology groups for the use of next-generation sequencing in genetic profiling of cancers. QIAGEN’s QCI-Interpret software integrates the consensus AMP/ASCO/CAP standards with our comprehensive biomedical knowledge base to guide the selection of treatments based on findings from each patient’s genomic testing and diagnosis. Also in November 2017, a collaboration in women’s health with Counsyl, a company based in California, demonstrated the value of QIAGEN Clinical Insight for interpretation of results from prenatal testing and hereditary disease screening. Counsyl reported that using QCI for interpreting and scoring genetic variants reduced search time for literature references by 75%, while maintaining accuracy. Targeted action increasing returns to shareholders: In 2017, QIAGEN fulfilled its commitment to return $300 million to shareholders through share repurchase transactions, including the return of $245 million through a synthetic share repurchase in January 2017 and the open-market repurchase of 1.9 million shares on the Frankfurt Stock Exchange for approximately $60 million in September 2017. Reaffirming its commitment to a disciplined approach to capital allocation, QIAGEN announced a new commitment to return $200 million to shareholders beginning in 2018 via open-market repurchases. Shares will be repurchased on the Frankfurt Stock Exchange. In 2017, QIAGEN continued to execute previously announced restructuring actions to improve efficiency and profitability, while supporting momentum in sales growth. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. In 2017, we launched a shared service center for administrative functions in the Philippines, expanding on the efficiencies and complementing the geographic footprint of our first shared service center in Poland. A pre-tax restructuring charge of $19.8 million ($0.06 per share after taxes) was recorded in 2017 for these changes. In addition, following enactment of the new U.S. tax law in December 2017, QIAGEN announced restructuring initiatives to mitigate some of its impacts, resulting in a pre-tax restructuring charge of $13.8 million ($0.04 per share after taxes) in the fourth quarter. Operating results in 2017 show the benefits in cost reduction and profitability, and targeted actions are continuing into 2018. In a review aimed at freeing resources to focus on high-growth market opportunities, QIAGEN took steps in late 2017 to streamline its product portfolio in China, the company's second-largest market, by discontinuing the commercialization of some non-core PCR tests and externalizing the HPV test (cervical cancer screening) franchise to a third-party company in China. A partnership became effective in January 2018 with a Chinese company that has absorbed R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN has become a minority shareholder of this company. QIAGEN China will focus additional resources on QuantiFERON-TB, the new MAQGEN China joint venture with Maccura for the GeneReader NGS System, and the life sciences portfolio. Products QIAGEN's leadership in Sample to Insight solutions for molecular testing leverages our position across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay “kits”), as well as instruments and automation systems. Our bioinformatics solutions connect laboratory workflows and process genomic data, reporting relevant insights to enable scientists or clinicians to decide on further action. These diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments. Consumables and related revenues Consumable products, accounting for approximately 79%-80% of net sales, typically include sample technologies to 26extract and purify molecules of interest from biological samples and assay technologies that make information from these samples available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and a manual of protocols and background information. Reliability, standardization, ease of use and cost-effectiveness are keys to the success of molecular testing products. QIAGEN’s sample technologies ensure that each biological sample is processed in a highly reproducible, standardized method with the highest quality. A broad range of kits support applications such as plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, target enrichment, and library preparation for sequencing. We continue to expand our portfolio for applications such as preparing DNA and RNA from minimally-invasive liquid biopsies for cancer and processing difficult samples for research into the microbiome and metagenomics. Our assay technologies contain all the needed reagents to enable customers to target molecules of interest for detection on platforms supporting PCR, NGS or multimodal analysis. Each assay kit is sufficient to support a number of applications, varying from a single application to kits containing more than 1,000 applications each. Applications include open, general-purpose PCR reagents, as well as kits for the detection of viral or bacterial pathogens and parasites, pharmacogenomic testing and genotyping. In PCR, examples are our therascreen family of companion diagnostics, artus line for profiling infectious diseases, and investigator assays for forensics and human identification. A growing portfolio of Digital NGS panels enable sequencing to target DNA or RNA variants for clinical research in cancer or other diseases. Related revenues, accounting for approximately 7%-8% of our net sales, include bioinformatics solutions, sold as freestanding software or cloud-based solutions and also integrated into many QIAGEN consumables and instruments for seamless Sample to Insight workflows. Examples of our bioinformatics solutions: Ingenuity Variant Analysis, a powerful cloud-based platform tapping into the QIAGEN Knowledge Base, interprets data from NGS analysis to efficiently filter genetic variants and interpret links to diseases. QIAGEN Clinical Insight, a unique evidence-based decision support solution, draws on the QIAGEN Knowledge Base to deliver clinically relevant insights from complex genomic variants identified in NGS. CLC Genomics Workbench incorporates cutting-edge technology and algorithms to overcome challenges face by scientists in analyzing and visualizing data from all major NGS platforms.

has absorbed R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN has become a minority shareholder of this company. QIAGEN China will focus additional resources on QuantiFERON-TB, the new MAQGEN China joint venture with Maccura for the GeneReader NGS System, and the life sciences portfolio. Products QMANAGEMENTIAGEN's le REPORTadershipBusiness in Sam andple  Operatingto Insigh Environmentt solutions for molecular testing leverages our position across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay “kits”), as well as instruments and automation systems. Our bioinformatics solutions connect laboratory workflows and process genomic data, reporting relevant insights to enable scientists or clinicians to decide on further action. These diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments. Consumables and related revenues Consumable products, accounting for approximately 79%-80% of net sales, typically include sample technologies to extract and purify molecules of interest from biological samples and assay technologies that make information from these samples available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and a manual of protocols and background information. Reliability, standardization, ease of use and cost-effectiveness are keys to the success of molecular testing products. QIAGEN’s sample technologies ensure that each biological sample is processed in a highly reproducible, standardized method with the highest quality. A broad range of kits support applications such as plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, target enrichment, and library preparation for sequencing. We continue to expand our portfolio for applications such as preparing DNA and RNA from minimally-invasive liquid biopsies for cancer and processing difficult samples for research into the microbiome and metagenomics. Our assay technologies contain all the needed reagents to enable customers to target molecules of interest for detection on platforms supporting PCR, NGS or multimodal analysis. Each assay kit is sufficient to support a number of applications, varying from a single application to kits containing more than 1,000 applications each. Applications include open, general-purpose PCR reagents, as well as kits for the detection of viral or bacterial pathogens and parasites, pharmacogenomic testing and genotyping. In PCR, examples are our therascreen family of companion diagnostics, artus line for profiling infectious diseases, and investigator assays for forensics and human identification. A growing portfolio of Digital NGS panels enable sequencing to target DNA or RNA variants for clinical research in cancer or other diseases. Related revenues, accounting for approximately 7%-8% of our net sales, include bioinformatics solutions, sold as freestanding software or cloud-based solutions and also integrated into many QIAGEN consumables and instruments for seamless Sample to Insight workflows. Examples of our bioinformatics solutions: Ingenuity Variant Analysis, a powerful cloud-based platform tapping into the QIAGEN Knowledge Base, interprets data from NGS analysis to efficiently filter genetic variants and interpret links to diseases. QIAGEN Clinical Insight, a unique evidence-based decision support solution, draws on the QIAGEN Knowledge Base to deliver clinically relevant insights from complex genomic variants identified in NGS. CLC Genomics Workbench incorporates cutting-edge technology and algorithms to overcome challenges face by scientists in analyzing and visualizing data from all major NGS platforms. GeneGlobe, a web-based portal, enables researchers to search and select gene- and pathway-specific solutions from approximately 25 million pre-designed and custom PCR assay kits, NGS panels and other products. Related revenues also include royalties, milestone payments from co-development agreements with pharmaceutical companies, payments from technology licenses and patent sales, and custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. Automation platforms and instruments Our instrumentation systems, contributing approximately 12%-13% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs. QIAGEN platforms are designed to carry our customers from Sample to Insight - handling and preparation of biological samples, analysis using sequencing technologies, and interpretation that delivers valuable insights. These instruments enable laboratories to perform reliable and reproducible processes, including nucleic acid sample preparation, assay setup, target detection, and interpretation of genomic information. Often several of these instruments are integrated into end-to-end workflows. 27 Among the automation platforms that contribute to QIAGEN’s business: QIAsymphony is a user-friendly automation system that is driving a new era of integrated workflow, making molecular testing more efficient and helping disseminate standardized, clinically proven molecular diagnostics. The platform includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and Rotor-Gene Q, our rotary real-time PCR cycler system, which makes sequences of DNA and RNA visible through amplification and quantifiable. The fully integrated system with all three modules is QIAsymphony RGQ. In 2017, our installed base surpassed 2,000 QIAsymphony systems worldwide, serving in a wide variety of laboratories and applications. The platform offers many features to enhance workflows, such as continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers. GeneReader NGS System, introduced in late 2015, continues to gain acceptance as the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This end-to-end platform provides a simpler, more cost-effective way for basic and translational research to take advantage of NGS technology and improve outcomes. The GeneReader workflow offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can create relevant reports using QIAGEN's proven gene panels and bioinformatics solutions. In 2017, we continued to enhance performance and added new content, including QIAact panels for deep analysis of lung, breast and ovarian cancers, as well as customized panels for users' specific needs. GeneReader's digital sequencing integrates seamlessly with QIAGEN bioinformatics solutions for interpretation. QIAcube robotic workstations provide highly versatile solutions for automated sample processing, with novel technologies for purification of DNA, RNA and proteins, saving laboratory staff time and enabling standardized results in analysis using PCR or NGS. QIAxcel replaces traditional slab-gel analysis, eliminating time-consuming nucleic acid separation methods in low- to high-throughput labs and offering unprecedented sensitivity and time-to-results for analysis of DNA fragments and RNA. QIAgility is a compact benchtop instrument that enables rapid, high-precision PCR setup supporting almost all tube and plate formats, as well as Rotor-Discs for the Rotor-Gene Q. ESEQuant portable, battery-operated instruments enable optical measurement for Point of Need molecular testing in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to

MANAGEMENT REPORT Business and Operating Environment GeneGlobe, a web-based portal, enables researchers to search and select gene- and pathway-specific solutions from approximately 25 million pre-designed and custom PCR assay kits, NGS panels and other products. Related revenues also include royalties, milestone payments from co-development agreements with pharmaceutical companies, payments from technology licenses and patent sales, and custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. Automation platforms and instruments Our instrumentation systems, contributing approximately 12%-13% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs. QIAGEN platforms are designed to carry our customers from Sample to Insight - handling and preparation of biological samples, analysis using sequencing technologies, and interpretation that delivers valuable insights. These instruments enable laboratories to perform reliable and reproducible processes, including nucleic acid sample preparation, assay setup, target detection, and interpretation of genomic information. Often several of these instruments are integrated into end-to-end workflows. Among the automation platforms that contribute to QIAGEN’s business: QIAsymphony is a user-friendly automation system that is driving a new era of integrated workflow, making molecular testing more efficient and helping disseminate standardized, clinically proven molecular diagnostics. The platform includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and Rotor-Gene Q, our rotary real-time PCR cycler system, which makes sequences of DNA and RNA visible through amplification and quantifiable. The fully integrated system with all three modules is QIAsymphony RGQ. In 2017, our installed base surpassed 2,000 QIAsymphony systems worldwide, serving in a wide variety of laboratories and applications. The platform offers many features to enhance workflows, such as continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers. GeneReader NGS System, introduced in late 2015, continues to gain acceptance as the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This end-to-end platform provides a simpler, more cost-effective way for basic and translational research to take advantage of NGS technology and improve outcomes. The GeneReader workflow offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can create relevant reports using QIAGEN's proven gene panels and bioinformatics solutions. In 2017, we continued to enhance performance and added new content, including QIAact panels for deep analysis of lung, breast and ovarian cancers, as well as customized panels for users' specific needs. GeneReader's digital sequencing integrates seamlessly with QIAGEN bioinformatics solutions for interpretation. QIAcube robotic workstations provide highly versatile solutions for automated sample processing, with novel technologies for purification of DNA, RNA and proteins, saving laboratory staff time and enabling standardized results in analysis using PCR or NGS. QIAxcel replaces traditional slab-gel analysis, eliminating time-consuming nucleic acid separation methods in low- to high-throughput labs and offering unprecedented sensitivity and time-to-results for analysis of DNA fragments and RNA. QIAgility is a compact benchtop instrument that enables rapid, high-precision PCR setup supporting almost all tube and plate formats, as well as Rotor-Discs for the Rotor-Gene Q. ESEQuant portable, battery-operated instruments enable optical measurement for Point of Need molecular testing in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to laboratories. Customers With a growing portfolio of innovative products for molecular testing, QIAGEN has built deep customer relationships across the entire value chain of the life sciences. Discoveries often surface in universities and research institutes and are published, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer 28classes: Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts Academia - researchers exploring the secrets of life such as disease mechanisms and pathways, in some cases translating findings into drug targets or other products Molecular Diagnostics The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing is rapidly disseminating, further transforming healthcare. Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by detecting specific nucleic acid sequences or characterizing newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues. The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2017, including about $3-4 billion potentially addressable with QIAGEN's product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is growing at a compound annual rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities. In QIAGEN’s robustly growing Molecular Diagnostics business we focus on three priorities for fighting disease: Oncology - accurately diagnosing cancer, enabling prevention or early detection, and guiding selection of therapies with individualized molecular insights. QIAGEN offers a broad portfolio of companion diagnostic kits and panels to detect mutations of genes such as KRAS, EGFR, BRAF, BRCA1/2 and others that influence the efficacy and safety of medicines. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer. Infectious diseases - detecting and differentiating a broad range of viral and bacterial infections, including diseases such as HIV, hepatitis, influenza and healthcare-associated infections. Use of molecular testing to differentiate among pathogens can be useful in guiding treatment, such as selection of antibiotic or antiviral therapies.

MANAGEMENT REPORT Business and Operating Environment laboratories. Customers With a growing portfolio of innovative products for molecular testing, QIAGEN has built deep customer relationships across the entire value chain of the life sciences. Discoveries often surface in universities and research institutes and are published, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer classes: Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts Academia - researchers exploring the secrets of life such as disease mechanisms and pathways, in some cases translating findings into drug targets or other products Molecular Diagnostics The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing is rapidly disseminating, further transforming healthcare. Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by detecting specific nucleic acid sequences or characterizing newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues. The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2017, including about $3-4 billion potentially addressable with QIAGEN's product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is growing at a compound annual rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities. In QIAGEN’s robustly growing Molecular Diagnostics business we focus on three priorities for fighting disease: Oncology - accurately diagnosing cancer, enabling prevention or early detection, and guiding selection of therapies with individualized molecular insights. QIAGEN offers a broad portfolio of companion diagnostic kits and panels to detect mutations of genes such as KRAS, EGFR, BRAF, BRCA1/2 and others that influence the efficacy and safety of medicines. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer. Infectious diseases - detecting and differentiating a broad range of viral and bacterial infections, including diseases such as HIV, hepatitis, influenza and healthcare-associated infections. Use of molecular testing to differentiate among pathogens can be useful in guiding treatment, such as selection of antibiotic or antiviral therapies. 29

MANAGEMENT REPORT Business and Operating Environment Immune monitoring - using advanced technologies that detect immune-system markers as a preventive strategy, such as screening patients for latent TB infection to guard against active TB disease, as well as for monitoring immune function, such as in transplantation patients. QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare. Success in Molecular Diagnostics depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool, on automated systems that process these samples reliably and efficiently, often handling hundreds of samples concurrently. Other success factors are the range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and reliability and standardization of lab procedures. The immune monitoring portfolio, using sensitive QuantiFERON technology, accurately detects infection and measures immune response in patients. Our lead products in this field, QuantiFERON-TB Gold and QuantiFERON-TB Gold Plus, are used in tuberculosis (TB) control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, such as close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion. QIAGEN's oncology test portfolio includes a broad range of Personalized Healthcare technologies and biomarkers, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR and JAK2, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2017, we launched the ipsogen JAK2 RGQ PCR Kit in the United States for use in blood cancers. In Europe, we already offer a market- leading portfolio of ipsogen assays for common and rare leukemia types. The U.S. approval for our therascreen EGFR RGQ PCR Kit was expanded in early 2018 for use as a companion diagnostic to diagnose additional EGFR gene mutations in metastatic non-small cell lung cancer (NSCLC). QIAGEN also offers an extensive range of kits for diagnosing infectious diseases, and we are expanding this portfolio by seeking regulatory approvals of new tests in additional markets. QIAGEN is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, QIAGEN remains a market leader although vigorous price competition has reduced that business to about 2% of total sales. A key success factor for our growth in Molecular Diagnostics is enabling laboratories to efficiently use our assay technologies on QIAGEN automation platforms. Our flagship PCR platform is QIAsymphony, based on its flexibility and unique capabilities. We offer broad portfolios of companion diagnostics and infectious disease tests running on the QIAsymphony system. We also are developing companion diagnostics for our GeneReader NGS System and Modaplex platform. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly via QIAGEN sales channels, and selected assays through major diagnostic partners or other companies to broaden the distribution of our products. Applied Testing Use of molecular technologies is expanding in more areas of life as industry and government organizations apply standardized Sample to Insight solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and environmental safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of 30

Immune monitoring - using advanced technologies that detect immune-system markers as a preventive strategy, such as screening patients for latent TB infection to guard against active TB disease, as well as for monitoring immune function, such as in transplantation patients. QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare. Success in Molecular Diagnostics depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool, on automated systems that process these samples reliably and efficiently, often handling hundreds of samples concurrently. Other success factors are the range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and reliability and standardization of lab procedures. The immune monitoring portfolio, using sensitive QuantiFERON technology, accurately detects infection and measures immune response in patients. Our lead products in this field, QuantiFERON-TB Gold and QuantiFERON-TB Gold Plus, are used in tuberculosis (TB) control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, such as close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion. QIAGEN's oncology test portfolio includes a broad range of Personalized Healthcare technologies and biomarkers, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR and JAK2, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2017, we launched the ipsogen JAK2 RGQ PCR Kit in the United States for use in blood cancers. In Europe, we already offer a market- leading portfolio of ipsogen assays for common and rare leukemia types. The U.S. approval for our therascreen EGFR RGQ PCR Kit was expanded in early 2018 for use as a companion diagnostic to diagnose additional EGFR gene mutations in metastatic non-small cell lung cancer (NSCLC). QIAGEN also offers an extensive range of kits for diagnosing infectious diseases, and we are expanding this portfolio by seeking regulatory approvals of new tests in additional markets. QIAGEN is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, QIAGEN remains a market leader although vigorous price competition has reduced that business to about 2% of total sales. A key success factor for our growth in Molecular Diagnostics is enabling laboratories to efficiently use our assay MANAGEMENT REPORT Business and Operating Environment technologies on QIAGEN automation platforms. Our flagship PCR platform is QIAsymphony, based on its flexibility and unique capabilities. We offer broad portfolios of companion diagnostics and infectious disease tests running on the QIAsymphony system. We also are developing companion diagnostics for our GeneReader NGS System and Modaplex platform. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly via QIAGEN sales channels, and selected assays through major diagnostic partners or other companies to broaden the distribution of our products. Applied Testing Use of molecular technologies is expanding in more areas of life as industry and government organizations apply standardized Sample to Insight solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and environmental safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. QIAGEN has developed relationships with diverse molecular testing laboratories and continually innovates to meet their needs. In 2017, QIAGEN helped the International Commission on Missing Persons launch a cutting-edge next- generation sequencing lab for forensic DNA identification, deploying the GeneReader NGS System and other solutions. We are a leader in standardizing solutions for reliable forensic testing, and in 2017 we received international certification for manufacturing human ID products. In environmental research, QIAGEN’s solutions for metagenomics are increasingly used in studies of microbiomes and their effect on health. Pharma QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN's bioinformatics solutions also are widely used to guide pharmaceutical research. We have built a position as the preferred partner for pharmaceutical and biotech companies to co-develop companion diagnostics paired with targeted drugs. A wave of newly discovered biomarkers and molecular tests indicating the likely efficacy and safety of associated drugs is now transforming the treatment of cancer and other diseases. In 2017, we surpassed 25 master collaboration agreements with Pharma, each enabling multiple co- development projects. These alliances have created a rich pipeline of molecular tests that can move, along with the drugs, through clinical trials and regulatory approvals for marketing to healthcare providers. Several new companion diagnostics are currently in the registration process. In addition to our broad portfolio of molecular technologies, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies. Academia QIAGEN provides Sample to Insight solutions to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods or create their own in-house technologies, QIAGEN has focused on enabling labs to replace time-consuming traditional methods and internal development efforts with reliable, fast, highly reproducible, and high-quality technologies. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets needed for a researcher's study. As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics, Pharma and Applied Testing customer classes. Research in university settings often helps in development of technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN solutions. Global Presence by Category of Activity and Geographic Market 31 Product Category Information Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. QIAGEN has developed relationships with diverse molecular testing laboratories and continually innovates to meet their needs. In 2017, QIAGEN helped the International Commission on Missing Persons launch a cutting-edge next- generation sequencing lab for forensic DNA identification, deploying the GeneReader NGS System and other solutions. We are a leader in standardizing solutions for reliable forensic testing, and in 2017 we received international certification for manufacturing human ID products. In environmental research, QIAGEN’s solutions for metagenomics are increasingly used in studies of microbiomes and their effect on health. Pharma QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN's bioinformatics solutions also are widely used to guide pharmaceutical research. We have built a position as the preferred partner for pharmaceutical and biotech companies to co-develop companion diagnostics paired with targeted drugs. A wave of newly discovered biomarkers and molecular tests indicating the likely efficacy and safety of associated drugs is now transforming the treatment of cancer and other diseases. In 2017, we surpassed 25 master collaboration agreements with Pharma, each enabling multiple co- development projects. These alliances have created a rich pipeline of molecular tests that can move, along with the drugs, through clinical trials and regulatory approvals for marketing to healthcare providers. Several new companion diagnostics are currently in the registration process. In addition to our broad portfolio of molecular technologies, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies. MANAGEMENT REPORT Business and Operating Environment Academia QIAGEN provides Sample to Insight solutions to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods or create their own in-house technologies, QIAGEN has focused on enabling labs to replace time-consuming traditional methods and internal development efforts with reliable, fast, highly reproducible, and high-quality technologies. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets needed for a researcher's study. As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics, Pharma and Applied Testing customer classes. Research in university settings often helps in development of technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN solutions. Global Presence by Category of Activity and Geographic Market Product Category Information Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. 2017 2016 2015 (in thousands) 2017 2016 2015 Net Sales (in thousands) Consumables and related revenues $ 1,242,715 $ 1,166,131 $ 1,114,580 Net Sales Instrumentation 174,821 171,860 166,406 Consumables and related revenues $ 1,242,715 $ 1,166,131 $ 1,114,580 ITnosttarul mentation $ 1,147147,852316 $ 1,137317,896901 $ 1,126860,49086 Total $ 1,417,536 $ 1,337,991 $ 1,280,986 Geographical Information GQIAeGogENra cpurhreicntalyl  mInarfkoertsm parotdioucnts in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by customer, as certain subsidiaries have international distribution): geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution): 2017 2016 2015 (in thousands) 2017 2016 2015 Net Sales (in thousands) Americas: Net Sales United States $ 579,906 $ 555,676 $ 525,532 Americas: Other Americas 73,478 71,797 79,578 United States $ 579,906 $ 555,676 $ 525,532 TotaOl tAhemre Arimcaesricas 6573,348748 62771,477937 60759,151708 TEoutraolp Ae,m Meriidcdalse East and Africa 645632,39840 64278,407535 64059,191505 Asia Pacific and Rest of World 301,172 282,463 265,921 Europe, Middle East and Africa 462,980 428,055 409,955 ATostial Pacific and Rest of World $ 1,340117,157326 $ 1,238327,496931 $ 1,26850,92816 QTIoAtaGl EN has built an increasing presence in key emerging markets as a growth s$t r1a,t4e1g7y,5.3 I6n 2$0 11,373,7 t,h9e91 top$  s1e,2v8e0n,986 emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2017, the top seven of net sales. emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales. Research and Development RWee saerea crocmhm itatedn tdo  eDxpeanvdeinlgo opurm gleobnatl leadership in Sample to Insight solutions for molecular testing in healthcare and the life sciences. Our strategy for managing innovation focuses on addressing the most significant We are committed to expanding our global leadership in Sample to Insight solutions for molecular testing in unmet medical and scientific needs. We target our resources to develop promising technologies for use by our healthcare and the life sciences. Our strategy for managing innovation focuses on addressing the most significant customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of clinicians unmet medical and scientific needs. We target our resources to develop promising technologies for use by our and scientists in key geographic markets. 32customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of clinicians and scientists in key geographic markets. Innovation at QIAGEN follows parallel paths: Innovation at QIAGEN follows parallel paths: Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of these novel molecular technologies. Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of these Enoxpvealn mdionlge couular rb treocahdn oplogrtfieosli.o of novel “content” - including assays to detect and measure biomarkers for disease or genetic identification. Expanding our broad portfolio of novel “content” - including assays to detect and measure biomarkers for disease Ionrt eggernaetitnicg  idbeionitniffiocramtiaotnic.s with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights. Integrating bioinformatics with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.

2017 2016 2015 (in thousands) Net Sales Consumables and related revenues $ 1,242,715 $ 1,166,131 $ 1,114,580 Instrumentation 174,821 171,860 166,406 Total $ 1,417,536 $ 1,337,991 $ 1,280,986 Geographical Information QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution): 2017 2016 2015 (in thousands) Net Sales Americas: United States $ 579,906 $ 555,676 $ 525,532 Other Americas 73,478 71,797 79,578 Total Americas 653,384 627,473 605,110 MANAGEMENTEurope, Middle REPORT East and AfBusinessrica and Operating Environment 462,980 428,055 409,955 Asia Pacific and Rest of World 301,172 282,463 265,921 Total $ 1,417,536 $ 1,337,991 $ 1,280,986 QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2017, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales. Research and Development We are committed to expanding our global leadership in Sample to Insight solutions for molecular testing in healthcare and the life sciences. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of clinicians and scientists in key geographic markets. Innovation at QIAGEN follows parallel paths: Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of these novel molecular technologies. Expanding our broad portfolio of novel “content” - including assays to detect and measure biomarkers for disease or genetic identification. Integrating bioinformatics with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights. As a percentage of sales, our research and development investments are among the highest in our industry. Almost 1,000 employees in research and development work in QIAGEN centers of excellence on three continents. Strengthening our leadership in the automation of laboratories is a key to driving dissemination of molecular testing in healthcare and other fields, as well as generating increased demand for our consumable products. We continue to expand the applications of our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAGEN also is rolling out a range of performance enhancements and expansions for our GeneReader NGS System to add value by addressing new applications and improving output and connectivity within labs. We are commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide personalized medicine in cancer and other diseases, and a range of other targets. Our development program generates commercial launches of tests that add value to our QIAsymphony and GeneReader NGS platforms. In 2017, we launched novel infectious disease tests and companion diagnostics for QIAsymphony, as well as additional QIAact panels for deep analysis of lung, breast and ovarian cancers using the GeneReader NGS System. In Applied Testing, we continue to develop new content for human identification and environmental applications. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. Our bioinformatics teams are developing new software solutions and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of data from next-generation sequencing. In addition, we are integrating these digital technologies with instruments and molecular content to provide our customers seamless Sample to Insight workflows. Sales and Marketing We market our products in more than 130 countries, mainly through subsidiaries in markets that we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and provide direct support to customers. Key accounts are overseen by business managers to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers. 33 Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our “omni-channel” approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. – and to optimize investment in different customer types. QIAGEN has initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our website makes ordering easy with a fully searchable online product catalog and ordering. The site can be viewed in Chinese and Japanese, and contains selected information in French, German and Korean. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report. Our GeneGlobe Genes & Pathways web portal (www.geneglobe.com) is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom

As a percentage of sales, our research and development investments are among the highest in our industry. Almost 1,000 employees in research and development work in QIAGEN centers of excellence on three continents. Strengthening our leadership in the automation of laboratories is a key to driving dissemination of molecular testing in healthcare and other fields, as well as generating increased demand for our consumable products. We continue to expand the applications of our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAGEN also is rolling out a range of performance enhancements and expansions for our GeneReader NGS System to add value by addressing new applications and improving output and connectivity within labs. We are commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide personalized medicine in cancer and other diseases, and a range of other targets. Our development program generates commercial launches of tests that add value to our QIAsymphony and GeneReader NGS platforms. In 2017, we launched novel infectious disease tests and companion diagnostics for QIAsymphony, as well as additional QIAact panels for deep analysis of lung, breast and ovarian cancers using the GeneReader NGS System. In Applied Testing, we continue to develop new content for human identification and environmental applications. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets MANAGEMENT REPORT Business and Operating Environment such as China and Japan. Our bioinformatics teams are developing new software solutions and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of data from next-generation sequencing. In addition, we are integrating these digital technologies with instruments and molecular content to provide our customers seamless Sample to Insight workflows. Sales and Marketing We market our products in more than 130 countries, mainly through subsidiaries in markets that we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and provide direct support to customers. Key accounts are overseen by business managers to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers. Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our “omni-channel” approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. – and to optimize investment in different customer types. QIAGEN has initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our website makes ordering easy with a fully searchable online product catalog and ordering. The site can be viewed in Chinese and Japanese, and contains selected information in French, German and Korean. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report. Our GeneGlobe Genes & Pathways web portal (www.geneglobe.com) is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. We have integrated GeneGlobe with our bioinformatics solutions, linking biological interpretation with ordering of relevant assays to accelerate research. QIAGEN uses a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products. We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters highlighting molecular biology applications. For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program. Seasonality Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent 34that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Intellectual Property, Proprietary Rights and Licenses We have made and expect to continue to make investments in intellectual property. In 2017, our purchases of intangible assets totaled $34.3 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. We had 638 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements

PCR assay kits, NGS assay panels and other products. We have integrated GeneGlobe with our bioinformatics solutions, linking biological interpretation with ordering of relevant assays to accelerate research. QIAGEN uses a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products. We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and wMANAGEMENTe offer per sREPORTonalizedBusiness electro andnic  Operatingnewslette Environmentrs highlighting molecular biology applications. For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program. Seasonality Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Intellectual Property, Proprietary Rights and Licenses We have made and expect to continue to make investments in intellectual property. In 2017, our purchases of intangible assets totaled $34.3 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. We had 638 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property. See “Risk Factors” included in section “Opportunities and Risks” for details regarding risks related to our reliance on patents and proprietary rights. Competition In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Merck KGaA (MilliporeSigma business) and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use. We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Merck KGaA (MilliporeSigma business) and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer 35 significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use. Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic assays include Roche Diagnostics, Thermo Fisher, Abbott, and Danaher. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement. We do not believe our competitors typically have the same comprehensive approach to sample to insight solutions as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing. Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive. Suppliers provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property. See “Risk Factors” included in section “Opportunities and Risks” for details regarding risks related to our reliance on patents and proprietary rights. Competition MANAGEMENT REPORT Business and Operating Environment In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Merck KGaA (MilliporeSigma business) and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use. We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Merck KGaA (MilliporeSigma business) and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use. Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic assays include Roche Diagnostics, Thermo Fisher, Abbott, and Danaher. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement. We do not believe our competitors typically have the same comprehensive approach to sample to insight solutions as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing. Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive. Suppliers As part of our supplier assessment procedures, we evaluate on a monthly basis the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. Government Regulations We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products. European Union Regulations In the European Union, in vitro diagnostic medical devices (IVDs) are regulated under EU-Directive 98/79/EC (IVD 36Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers. IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking. Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On May 25, 2017, the European Commission (EC) enacted new EU regulations for medical devices and IVDs that impose additional legal regulatory requirements on MD/IVDs used in the EU. These new regulations will come into full effect after a 5-year transition period. All products will require approval under the new law and no grandfathering of existing approvals will be allowed. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition. It is anticipated that it will be late in 2019 before the infrastructure is established to begin the new approvals process. U.S. Regulations In the United States, in vitro diagnostic kits are subject to regulation by the FDA as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the

As part of our supplier assessment procedures, we evaluate on a monthly basis the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. MANAGEMENT REPORT Business and Operating Environment Government Regulations We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products. European Union Regulations In the European Union, in vitro diagnostic medical devices (IVDs) are regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers. IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking. Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On May 25, 2017, the European Commission (EC) enacted new EU regulations for medical devices and IVDs that impose additional legal regulatory requirements on MD/IVDs used in the EU. These new regulations will come into full effect after a 5-year transition period. All products will require approval under the new law and no grandfathering of existing approvals will be allowed. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition. It is anticipated that it will be late in 2019 before the infrastructure is established to begin the new approvals process. U.S. Regulations In the United States, in vitro diagnostic kits are subject to regulation by the FDA as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. In Vitro Diagnostics The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some Lab Developed Tests (LDTs). The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee, that is subject to frequent adjustment, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted. 510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is 37 substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a premarket approval application (PMA) was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA continues to reevaluate the 510(k) review process, and we cannot predict what if any changes will occur. Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. In Vitro Diagnostics The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some Lab MANAGEMENT REPORT Business and Operating Environment Developed Tests (LDTs). The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee, that is subject to frequent adjustment, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted. 510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a premarket approval application (PMA) was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA continues to reevaluate the 510(k) review process, and we cannot predict what if any changes will occur. Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed. Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution. Regulation of Companion Diagnostic Devices If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device, or IVD. IVDs are regulated by the FDA as medical devices. The FDA issued a 38 final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously. It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic. The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device developed for use with our drug candidates will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted. The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required. The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements. PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing MANAGEMENT REPORT Business and Operating Environment regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution. Regulation of Companion Diagnostic Devices If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device, or IVD. IVDs are regulated by the FDA as medical devices. The FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously. It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic. The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device developed for use with our drug candidates will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted. The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required. The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements. PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will send the applicant a not approvable letter or an order denying approval. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA 39 approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. After approval, the use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product. In addition, a diagnostic test that was approved through the PMA process or one that was cleared through the 510(k) process and placed on the market will be subject to many of the same regulatory requirements that apply to approved drugs. The FDA has approved a number of drug/diagnostic device companions in accordance with the Guidance. In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the hc2, QuantiFERON, and therascreen products. We established a task force to ensure that the deadline was met but this will place additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products are required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by the September 2014 and 2016 deadlines and we continue to work to ensure that we will be able to meet the remaining deadlines. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now required to be confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA. Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use. The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, Scott Gottlieb, M.D.,

MANAGEMENT REPORT Business and Operating Environment to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will send the applicant a not approvable letter or an order denying approval. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. After approval, the use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product. In addition, a diagnostic test that was approved through the PMA process or one that was cleared through the 510(k) process and placed on the market will be subject to many of the same regulatory requirements that apply to approved drugs. The FDA has approved a number of drug/diagnostic device companions in accordance with the Guidance. In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the hc2, QuantiFERON, and therascreen products. We established a task force to ensure that the deadline was met but this will place additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products are required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by the September 2014 and 2016 deadlines and we continue to work to ensure that we will be able to meet the remaining deadlines. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now required to be confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA. Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use. The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, Scott Gottlieb, M.D., 40

MANAGEMENT REPORT Business and Operating Environment Commissioner of Food and Drugs, reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment. HIPAA and Other Privacy and Security Laws Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured in accordance with HIPAA standards, such as by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. In the ordinary course, HIPAA does not apply to us directly, but if we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization. We are subject to enforcement by state attorneys general who have authority to enforce state data privacy or security laws. Accordingly, we maintain an active privacy and data security program designed to address applicable regulatory compliance requirements. Almost all states have adopted data breach notification laws relating to the “personal information” of its residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. There is significant variability under these laws, but most require notification to affected individuals (and some require notification to the government) in the event of breach. Other laws of some states require that that we comply with data security obligations. These laws may apply to us when we receive or maintain personal information regarding individuals, including our employees. The Genetic Information Nondiscrimination Act of 2008, also referred to as GINA, is a federal law that protects individuals from discrimination in the health insurance and employment contexts because of DNA characteristics that may affect their health. GINA prohibits covered employers from requesting, obtaining, or using employees’ genetic information (subject to limited exceptions), and prohibits covered health insurers from requesting genetic information or using any such information they may already have for purposes of making eligibility, premium, or coverage- related decisions. 41

MANAGEMENT REPORT Business and Operating Environment Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated, for example, there are non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. Currently, we are implementing the requirements set forth by the GDPR, which is set to take effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Compliance with Fraud and Abuse Laws We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Anti-Kickback Statute The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce: The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated. The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil 42

Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated, for example, there are non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. Currently, we are implementing the requirements set forth by the GDPR, which is set to take effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Compliance with Fraud and Abuse Laws We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Anti-Kickback Statute The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce: The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated. TMANAGEMENThe Anti-Kick REPORTback StatBusinessue is b randoa dOperating and pr oEnvironmenthibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies. We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute. Other Fraud and Abuse Laws The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions. The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years. In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit 43 certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies. We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute. Other Fraud and Abuse Laws The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions. The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the MANAGEMENT REPORT Business and Operating Environment amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years. In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities. Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents. Environment, Health and Safety We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. Other Country Specific Requirements In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape. Reimbursement United States In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and, in certain circumstances, hospitals, referring laboratories or the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts 44commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023. We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities. Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents. Environment, Health and Safety We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. Other Country Specific Requirements In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, eMANAGEMENTspecially ar REPORTound subBusinessmission ands a nOperatingd appro vEnvironmentals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape. Reimbursement United States In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and, in certain circumstances, hospitals, referring laboratories or the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023. We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payers. As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality- based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors. The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test. While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non- specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location. CMS reimbursement rates for clinical diagnostic tests are defined by HCPS code in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarke45r specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS.

control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payers. As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality- based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors. The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report MANAGEMENT REPORT Business and Operating Environment the test. While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non- specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location. CMS reimbursement rates for clinical diagnostic tests are defined by HCPS code in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS. Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third- party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of an illness or injury. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS, the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third- party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis. Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment for diagnostic tests furnished to Medicare beneficiaries in outpatient settings is based on the CLF, under which a payment amount is assigned to each covered CPT code, or through the Outpatient Prospective Payment System (OPPS), which is the outpatient equivalent of the DRG model. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state. European Union In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country. Conflict Minerals Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This 46U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the Securities Exchange Commission as required. Organizational Structure QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Exhibit 8.1 of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third- party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of an illness or injury. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS, the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third- party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis. Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment for diagnostic tests furnished to Medicare beneficiaries in outpatient settings is based on the CLF, under which a payment amount is assigned to each covered CPT code, or through the Outpatient Prospective Payment System (OPPS), which is the outpatient equivalent of the DRG model. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state. MANAGEMENT REPORT Business and Operating Environment European Union In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country. Conflict Minerals Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the Securities Exchange Commission as required. Organizational Structure QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Exhibit 8.1 of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission. Description of Property Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our facilities for software development are located in the United States, Germany, Poland and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $90.1 million, $74.5 million and $97.8 million for 2017, 2016 and 2015, respectively. We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown, Maryland. These facilities operate in accordance with cGMP requirements. The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system. Our facilities in Hilden, Germany, currently occupy a total of approximately 781,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our most recent expansion to these facilities was in 2017 and included approximately 4,400 square feet of additional office and warehouse space. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland.47 We lease a facility in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 32,400 square feet in Waltham for NGS system development and 39,100 square feet in Beverly for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet and Cary, North Carolina with 10,900 square feet focused on bioinformatics. Additionally, we lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations and have shared service centers which lease facilities in Wroclaw, Poland and Manila, Philippines. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands. We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Description of Property Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our facilities for software development are located in the United States, Germany, Poland and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $90.1 million, $74.5 million and $97.8 million for 2017, 2016 and 2015, respectively. We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in MANAGEMENT REPORT Opportunities and Risks our facilities in Hilden, Germany, and Germantown, Maryland. These facilities operate in accordance with cGMP requirements. The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system. Our facilities in Hilden, Germany, currently occupy a total of approximately 781,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our most recent expansion to these facilities was in 2017 and included approximately 4,400 square feet of additional office and warehouse space. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland. We lease a facility in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 32,400 square feet in Waltham for NGS system development and 39,100 square feet in Beverly for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet and Cary, North Carolina with 10,900 square feet focused on bioinformatics. Additionally, we lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations and have shared service centers which lease facilities in Wroclaw, Poland and Manila, Philippines. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands. We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations. 48

MANAGEMENT REPORT Opportunities and Risks Opportunities and Risks QIAGEN, like any other company, has business operations that involve significant opportunities and risks. Effective management is paramount to safeguarding the sustainable value creation, and the central task of the leadership team. Managing opportunities and risks is an integral part of the corporate governance system in place throughout QIAGEN, not the task of one particular organizational unit. Management systems are in place to aggregate all risks and opportunities for review at the Managing Board and Supervisory Board levels of QIAGEN N.V., and these are reviewed on a routine basis. According to our current assessment, we consider the opportunities and risks to be manageable and the survival of QIAGEN not to be endangered at the end of 2017, which was the same position taken at the end of 2016. This assessment is supported by our strong balance sheet and the current business outlook, and further supported by the positive historical response to our external financing demands. As a result, QIAGEN has not sought an official rating by any of the leading ratings agencies. We are confident in the future earnings strength of QIAGEN and have access to the resources to pursue value-creating business opportunities. Opportunities As an international company, QIAGEN is exposed to a wide variety of developments in the various markets in which it operates. Our mission is to “make improvements in life possible” by capturing growth opportunities presented by the dissemination of molecular technologies across the four customer classes in Molecular Diagnostics, Applied Testing, Pharma and Academia. Due to increased life expectancy for people living in developed countries, and also the dynamic growth of healthcare demand in many emerging markets, the need for innovative diagnostics is increasing at a marked pace. This is underscored by the proven benefits of diagnostics to improve healthcare outcomes, particularly the advent of companion diagnostics to personalize healthcare, while still representing a small fraction of overall healthcare expenditures. Our internal R&D activities present major opportunities, and we are working to find new products and improve existing ones across our portfolio of Sample to Insight solutions. We also continuously evaluate potential additional opportunities across our four customer classes as an integral part of our strategy. All of these factors represent future growth opportunities for QIAGEN. One of the most important senior management tasks at QIAGEN is to identify and assess opportunities as early as possible and to initiate appropriate measures in order to maximize the fullest value of opportunities and transform them into business success. QIAGEN evaluates organic growth opportunities each year as part of its annual budget planning process, and on an ongoing basis during the year, especially in dynamically changing areas of the business portfolio. These evaluations are based on proposals for new products, services and technologies developed within QIAGEN. This cross-functional process involves a careful analysis of the market environment and competitive positioning, as well as additional factors such as expected development timelines, regulatory and reimbursement 49

MANAGEMENT REPORT Opportunities and Risks issues when evaluating organic opportunities. Business plans include information about the product or service planned to be developed, along with profiles on target customers and competitors, market size and barriers to entry. It also outlines the resources required for implementation. As part of this process, these plans are subjected to a uniform profitability analysis to determine the net present value of an investment and the opportunities to create value (as measured with QIAGEN Value Added, or QVA) and generate returns that exceed the Group’s cost of capital after a multi-year period. The monitoring of growth initiatives is done through regular reporting to the Supervisory Board, which receives reports on a frequent basis during the year about the status and progress of key initiatives. Project management and the supporting central functions report directly to Peer M. Schatz, the CEO of QIAGEN. Risk Management Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls. QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis. Identified risks are subdivided into three types: A base business risk that is specific to us or our industry and threatens our existing business; A business growth risk that is specific to us or our industry and threatens our future business growth; and An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies. All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes. Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Item 10 of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in Item 15 of this Annual Report. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring 50 issues when evaluating organic opportunities. Business plans include information about the product or service planned to be developed, along with profiles on target customers and competitors, market size and barriers to entry. It also outlines the resources required for implementation. As part of this process, these plans are subjected to a uniform profitability analysis to determine the net present value of an investment and the opportunities to create value (as measured with QIAGEN Value Added, or QVA) and generate returns that exceed the Group’s cost of capital after a multi-year period. The monitoring of growth initiatives is done through regular reporting to the Supervisory Board, which receives reports on a frequent basis during the year about the status and progress of key initiatives. Project management and the supporting central functions report directly to Peer M. Schatz, the CEO of QIAGEN. Risk Management Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls. QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis. Identified risks are subdivided into three types: A base business risk that is specific to us or our industry and threatens our existing business; A business growth risk that is specific to us or our industry and threatens our future business growth; and An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies. All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is tMANAGEMENTo identify ris REPORTks that coOpportunitiesuld signific aandntl yRisks threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes. Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Item 10 of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in Item 15 of this Annual Report. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in Item 16B of the 2017 Annual Report on Form 20-F. Risk Types Base Business · Identification and monitoring of competitive business threats Risk · Monitoring complexity of product portfolio · Monitoring dependence on key customers for single product groups · Reviewing dependence on individual production sites or suppliers · Evaluating purchasing initiatives, price controls and changes to reimbursements · Monitoring production risks, including contamination prevention, high-quality product assurance · Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration Business Growth · Managing development and success of key R&D projects Risk · Managing successful integration of acquisitions to achieve anticipated benefits Underlying · Evaluating financial risks, including economic risks and currency rate fluctuations Business Risk · Monitoring financial reporting risks, including multi-jurisdiction tax compliance · Reviewing possible asset impairment events · Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals · Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources. Risks Our continued growth is dependent on the development and success of new products. Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future. As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include: availability, quality and price relative to competitive products; 51 the timing of introduction of the new product relative to competitive products; opinions of the new product’s utility; citation of the new product in published research; regulatory trends and approvals; and

compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in Item 16B of the 2017 Annual Report on Form 20-F. Risk Types Base Business · Identification and monitoring of competitive business threats Risk · Monitoring complexity of product portfolio · Monitoring dependence on key customers for single product groups · Reviewing dependence on individual production sites or suppliers · Evaluating purchasing initiatives, price controls and changes to reimbursements · Monitoring production risks, including contamination prevention, high-quality product assurance · Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration Business Growth · Managing development and success of key R&D projects Risk · Managing successful integration of acquisitions to achieve anticipated benefits Underlying · Evaluating financial risks, including economic risks and currency rate fluctuations Business Risk · Monitoring financial reporting risks, including multi-jurisdiction tax compliance · Reviewing possible asset impairment events · Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals · Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources. Risks Our continued growth is dependent on the development and success of new products. Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because MANAGEMENT REPORT Opportunities and Risks customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future. As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include: availability, quality and price relative to competitive products; the timing of introduction of the new product relative to competitive products; opinions of the new product’s utility; citation of the new product in published research; regulatory trends and approvals; and general trends in life sciences research, applied markets and molecular diagnostics. In the development of new products we may make significant investments in intellectual property and software. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations. Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our GeneReader NGS System for next-generation sequencing (NGS), sample and assay technologies designed either for QIAGEN instruments or for "universal" use on other platforms, and bioinformatics solutions to analyze and interpret genomic data. The speed and level of adoption of our QIAsymphony and GeneReader NGS platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of QIAsymphony and GeneReader NGS System are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony or GeneReader NGS System, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, or the GeneReader NGS System could significantly affect sales of products designed to run on these platforms. Our strategic initiative in NGS, including rollout of the GeneReader NGS System and related consumables, aims to drive the adoption of this technology in clinical research and diagnostics. This involves development and commercialization of universal pre-analytic and bioinformatics products for NGS, as well as commercialization of our proprietary GeneReader NGS workflow and related consumables. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample to Insight solutions. An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business. Our business has grown, with total net sales increasing to $1.42 billion in 2017 from $1.30 billion in 2013. We have made a series of acquisitions in recent years, including the acquisitions of OmicSoft Corporation in 2017, Exiqon A/S in 2016, MO BIO Laboratories in 2015, Enzymatics and BIOBASE in 2014, and Ingenuity and CLC bio 52in 2013. We intend to identify and acquire other businesses in the future, including the acquisition of STAT-Dx expected in 2018, that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas. We have also made significant investments to expand our business operations. We completed an expansion project in Germany in early 2012 and another at our facility in Germantown, Maryland, for research, production and administrative space in 2013. We completed two smaller-scale building projects in 2015. These projects increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase efficiency and improve customer experiences. The expansion of our business and the addition general trends in life sciences research, applied markets and molecular diagnostics. In the development of new products we may make significant investments in intellectual property and software. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations. Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our GeneReader NGS System for next-generation sequencing (NGS), sample and assay technologies designed either for QIAGEN instruments or for "universal" use on other platforms, and bioinformatics solutions to analyze and interpret genomic data. The speed and level of adoption of our QIAsymphony and GeneReader NGS platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of QIAsymphony and GeneReader NGS System are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony or GeneReader NGS System, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, or the GeneReader NGS System could significantly affect sales of products designed to run on these platforms. MANAGEMENT REPORT Opportunities and Risks Our strategic initiative in NGS, including rollout of the GeneReader NGS System and related consumables, aims to drive the adoption of this technology in clinical research and diagnostics. This involves development and commercialization of universal pre-analytic and bioinformatics products for NGS, as well as commercialization of our proprietary GeneReader NGS workflow and related consumables. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample to Insight solutions. An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business. Our business has grown, with total net sales increasing to $1.42 billion in 2017 from $1.30 billion in 2013. We have made a series of acquisitions in recent years, including the acquisitions of OmicSoft Corporation in 2017, Exiqon A/S in 2016, MO BIO Laboratories in 2015, Enzymatics and BIOBASE in 2014, and Ingenuity and CLC bio in 2013. We intend to identify and acquire other businesses in the future, including the acquisition of STAT-Dx expected in 2018, that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas. We have also made significant investments to expand our business operations. We completed an expansion project in Germany in early 2012 and another at our facility in Germantown, Maryland, for research, production and administrative space in 2013. We completed two smaller-scale building projects in 2015. These projects increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase efficiency and improve customer experiences. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems and expand the geographic presence of our operations, we intend to continue to assess the need for reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations. Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses. During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the: assimilation of new products, technologies, operations, sites and personnel; integration and retention of fundamental personnel and technical expertise; application for and achievement of regulatory approvals or other clearances; diversion of resources from our existing products, business and technologies; generation of sales to offset associated acquisition costs; implementation and maintenance of uniform standards and effective controls and procedures; maintenance of relationships with employees and customers and integration of new management personnel; issuance of dilutive equity securities; 53 incurrence or assumption of debt and contingent liabilities; amortization or impairment of acquired intangible assets or potential businesses; and exposure to liabilities of and claims against acquired entities. Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all. Global economic conditions could adversely affect our business, results of operations and financial condition. Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems and expand the geographic presence of our operations, we intend to continue to assess the need for reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations. Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses. During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the: MANAGEMENT REPORT Opportunities and Risks assimilation of new products, technologies, operations, sites and personnel; integration and retention of fundamental personnel and technical expertise; application for and achievement of regulatory approvals or other clearances; diversion of resources from our existing products, business and technologies; generation of sales to offset associated acquisition costs; implementation and maintenance of uniform standards and effective controls and procedures; maintenance of relationships with employees and customers and integration of new management personnel; issuance of dilutive equity securities; incurrence or assumption of debt and contingent liabilities; amortization or impairment of acquired intangible assets or potential businesses; and exposure to liabilities of and claims against acquired entities. Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all. Global economic conditions could adversely affect our business, results of operations and financial condition. Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations. Access to financing in the global financial markets has also been adversely affected for many businesses during challenging economic times. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts. Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect (as in the U.S. in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies. As is the case for many businesses, we face the following risks in regard to financial markets: severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects; failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations; inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and increased volatility or adverse movements in foreign currency exchange rates. We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability. 54 Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained and the process can delay the broad market introduction of new products. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations. Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. The uncertainty around the future of the ACA, and in

Access to financing in the global financial markets has also been adversely affected for many businesses during challenging economic times. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts. Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect (as in the U.S. in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies. As is the case for many businesses, we face the following risks in regard to financial markets: severely limited access to financing over an extended period of time, which may affect our ability to fund our MANAGEMENTgrowth str aREPORTtegy andOpportunities could resu andlt in Risks delays to capital expenditures, acquisitions or research and development projects; failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations; inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and increased volatility or adverse movements in foreign currency exchange rates. We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained and the process can delay the broad market introduction of new products. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations. Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected. Reduction in research and development budgets and government funding may result in reduced sales. Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations. In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations. Approximately 23% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. 55 Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations. Competition could reduce our sales. The markets for most of our pre-analytical solutions and other products are very competitive. Competitors may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations. The growth of our business depends in part on the continued conversion of these organizations to our sample and assay technologies and other products. An inability to do so could have a material adverse effect on our sales and particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our MANAGEMENT REPORT Opportunities and Risks customers, which may in turn negatively impact our product sales. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected. Reduction in research and development budgets and government funding may result in reduced sales. Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations. In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations. Approximately 23% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations. Competition could reduce our sales. The markets for most of our pre-analytical solutions and other products are very competitive. Competitors may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations. The growth of our business depends in part on the continued conversion of these organizations to our sample and assay technologies and other products. An inability to do so could have a material adverse effect on our sales and results of operations. It can be difficult for users of sample and assay technologies to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations. Also, for our commercial clinical assays, we often compete with solutions developed by our laboratory customers and conversion from such laboratory developed tests to commercial diagnostics assays can be challenging. 56 The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales. We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety. Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. In addition, new Medical Device Regulations and In Vitro Diagnostic Regulations, part of which may go into effect as early as 2018, will make major changes in IVD regulation for all medical devices and in vitro diagnostics. Compliance with these regulations may be expensive and time-consuming. The new IVD regulation introduces, among other things, a new risk classification system and requirements for conformity assessments. If we fail to obtain any required clearances, approvals, or certifications, it could significantly damage our business in these markets. Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval

MANAGEMENT REPORT Opportunities and Risks results of operations. It can be difficult for users of sample and assay technologies to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations. Also, for our commercial clinical assays, we often compete with solutions developed by our laboratory customers and conversion from such laboratory developed tests to commercial diagnostics assays can be challenging. The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales. We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety. Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. In addition, new Medical Device Regulations and In Vitro Diagnostic Regulations, part of which may go into effect as early as 2018, will make major changes in IVD regulation for all medical devices and in vitro diagnostics. Compliance with these regulations may be expensive and time-consuming. The new IVD regulation introduces, among other things, a new risk classification system and requirements for conformity assessments. If we fail to obtain any required clearances, approvals, or certifications, it could significantly damage our business in these markets. Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval 57 results of operations. It can be difficult for users of sample and assay technologies to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations. Also, for our commercial clinical assays, we often compete with solutions developed by our laboratory customers and conversion from such laboratory developed tests to commercial diagnostics assays can be challenging. The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales. We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety. Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive MANAGEMENT REPORT Opportunities and Risks are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. In addition, new Medical Device Regulations and In Vitro Diagnostic Regulations, part of which may go into effect as early as 2018, will make major changes in IVD regulation for all medical devices and in vitro diagnostics. Compliance with these regulations may be expensive and time-consuming. The new IVD regulation introduces, among other things, a new risk classification system and requirements for conformity assessments. If we fail to obtain any required clearances, approvals, or certifications, it could significantly damage our business in these markets. Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in- vitro diagnostic use. Clinical trials related to our regulatory submissions may take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S. Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S. Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as an RUO product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in LDTs, where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use. Further, the FDA has publicly announced its intention to regulate certain LDTs in a phased-in approach, but draft guidance that was published a couple of years ago was withdrawn at the end of the Obama administration and replaced by an informal nonenforceable discussion paper reflecting some of the feedback that it received on LDT regulation. LDTs represent many of the molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. Moreover, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point, the ultimate impact of potential new FDA policies on LDTs is uncertain. 58 Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.

requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in- vitro diagnostic use. Clinical trials related to our regulatory submissions may take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S. Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S. Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as an RUO product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in LDTs, where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use. Further, the FDA has publicly announced its intention to regulate certain LDTs in a phased-in approach, but draft guidance that was published a couple of years ago was withdrawn at the end of the Obama administration and replaced by an informal nonenforceable discussion paper reflecting some of the feedback that it received on LDT MANAGEMENTregulation. LD REPORTTs repreOpportunitiessent many  oandf th Riskse molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. Moreover, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point, the ultimate impact of potential new FDA policies on LDTs is uncertain. Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility. Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility. Changes in the interpretation and application of the 2017 Tax Cuts and Jobs Act could materially affect our tax obligations and effective tax rate. On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017 as discussed in Note 16 Income Taxes in the Notes to the Consolidated Financial Statements. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act, which could materially affect our tax obligations and effective tax rate. We are subject to risks associated with patent litigation. The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may59 require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings. We rely on collaborative commercial relationships to develop and/or market some of our products.

Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility. Changes in the interpretation and application of the 2017 Tax Cuts and Jobs Act could materially affect our tax obligations and effective tax rate. On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which MANAGEMENT REPORT Opportunities and Risks the accounting under ASC Topic 740 is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017 as discussed in Note 16 Income Taxes in the Notes to the Consolidated Financial Statements. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act, which could materially affect our tax obligations and effective tax rate. We are subject to risks associated with patent litigation. The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings. We rely on collaborative commercial relationships to develop and/or market some of our products. Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. In 2017, we entered a new joint venture with Sichuan Maccura Biotechnology Co., Ltd. (Maccura) for the distribution of our GeneReader NGS System in China and are preparing for a new partnership with a Chinese company in 2018 that will take over the research and development, commercial distribution and infrastructure of the HPV test franchise in China. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others. Our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co- develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use. The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, will influence QIAGEN's sales and profitability in these markets. We have made investments in and are expanding our business into emerging markets, which exposes us to risks. Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2017, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the 60 economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations. Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business. Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. In 2017, we entered a new joint venture with Sichuan Maccura Biotechnology Co., Ltd. (Maccura) for the distribution of our GeneReader NGS System in China and are preparing for a new partnership with a Chinese company in 2018 that will take over the research and development, commercial distribution and infrastructure of the HPV test franchise in China. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others. Our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co- develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in MANAGEMENT REPORT Opportunities and Risks combination with a widely prescribed drug than one with limited use. The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, will influence QIAGEN's sales and profitability in these markets. We have made investments in and are expanding our business into emerging markets, which exposes us to risks. Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2017, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations. Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business. Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit. We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to risks. We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches, including but not limited to, mandatory yearly trainings that are continually updated. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) is a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm and cause reputational damage. While our cyber security team works diligently with our customers to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen. A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to 61 our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners. Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. Currently, we are implementing the requirements set forth by the European Union General Data Protection Regulation (GDPR), which is set to take effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. Exchange rate fluctuations may adversely affect our business and operating results. Because we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S.

may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit. We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to risks. We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are MANAGEMENT REPORT Opportunities and Risks transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches, including but not limited to, mandatory yearly trainings that are continually updated. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) is a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm and cause reputational damage. While our cyber security team works diligently with our customers to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen. A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners. Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. Currently, we are implementing the requirements set forth by the European Union General Data Protection Regulation (GDPR), which is set to take effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. Exchange rate fluctuations may adversely affect our business and operating results. Because we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations. Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us. Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event, we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period. 62 In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer. Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations. We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products. We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations. We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business. Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations. Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us. MANAGEMENT REPORT Opportunities and Risks Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event, we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period. In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer. Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations. We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products. We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations. We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business. Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations. Our operations have inherent IT risks Business and production processes are increasingly dependent on information technology systems. Major disruptions or failure of global or regional business systems may result in the loss of data and/or impairment of business and production processes. QIAGEN has established a global IT organization with rules and regulations that define the relevant roles and responsibilities, and also works with external partners that provide certain operative IT functions. Technical precautions have been established together with our IT service providers to address this risk. Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time. Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The 63 failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations. Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter. The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information on both their budgets and requirements. Additionally, volatility in the timing of milestones from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected. We have a significant amount of debt that may adversely affect our financial condition and flexibility. We have a significant amount of debt and debt service obligations as well as restrictive covenants imposed on us by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations. MANAGEMENT REPORT Opportunities and Risks Our operations have inherent IT risks Business and production processes are increasingly dependent on information technology systems. Major disruptions or failure of global or regional business systems may result in the loss of data and/or impairment of business and production processes. QIAGEN has established a global IT organization with rules and regulations that define the relevant roles and responsibilities, and also works with external partners that provide certain operative IT functions. Technical precautions have been established together with our IT service providers to address this risk. Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time. Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations. Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter. The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information on both their budgets and requirements. Additionally, volatility in the timing of milestones from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected. We have a significant amount of debt that may adversely affect our financial condition and flexibility. We have a significant amount of debt and debt service obligations as well as restrictive covenants imposed on us by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things: make it difficult for us to make required payments on our debt; make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and make us more vulnerable in the event of a downturn in our business. Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to 64us, if at all. Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with: marketing, sales and customer support efforts; research and development activities; expansion of our facilities; consummation of possible future acquisitions of technologies, products or businesses; demand for our products and services; repayment or refinancing of debt; and payments in connection with our hedging activities. We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2017, we had outstanding long-term debt of approximately $1.8 billion, of which no amount was current. Furthermore, as of December 31, 2017, we had capital lease obligations, including the current portion, of $1.4 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities. If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders. The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income. We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to

MANAGEMENT REPORT Opportunities and Risks generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things: make it difficult for us to make required payments on our debt; make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and make us more vulnerable in the event of a downturn in our business. Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all. Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with: marketing, sales and customer support efforts; research and development activities; expansion of our facilities; consummation of possible future acquisitions of technologies, products or businesses; demand for our products and services; repayment or refinancing of debt; and payments in connection with our hedging activities. We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2017, we had outstanding long-term debt of approximately $1.8 billion, of which no amount was current. Furthermore, as of December 31, 2017, we had capital lease obligations, including the current portion, of $1.4 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities. If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders. The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income. We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 13, “Derivatives and Hedging” and Note 15 "Lines of Credit and Debt," of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, 65 substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations. The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock. Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants. An impairment of goodwill and intangible assets could reduce our earnings. At December 31, 2017, our consolidated balance sheet reflected approximately $2.0 billion of goodwill and approximately $499.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected. Our strategic equity investments may result in losses. We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are

MANAGEMENT REPORT Opportunities and Risks derivative instruments and hedging activities. Refer to Note 13, “Derivatives and Hedging” and Note 15 "Lines of Credit and Debt," of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations. The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock. Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants. An impairment of goodwill and intangible assets could reduce our earnings. At December 31, 2017, our consolidated balance sheet reflected approximately $2.0 billion of goodwill and approximately $499.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected. Our strategic equity investments may result in losses. We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are 66 derivative instruments and hedging activities. Refer to Note 13, “Derivatives and Hedging” and Note 15 "Lines of Credit and Debt," of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations. The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock. Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants. An impairment of goodwill and intangible assets could reduce our earnings. At December 31, 2017, our consolidated balance sheet reflected approximately $2.0 billion of goodwill and approximately $499.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected. MANAGEMENT REPORT Opportunities and Risks Our strategic equity investments may result in losses. We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments. Doing business internationally creates certain risks. Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Thailand, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, South Africa and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected. Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations. Unethical behavior and non-compliance with laws by our sales agents, consultants, distributors or employees could seriously harm our business. Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries, and in all countries as well, create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition. We depend on patents and proprietary rights that may fail to protect our business. Our success depends to a large extent on our ability to develop proprietary products and technologies and to 67 establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2017, indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments. Doing business internationally creates certain risks. Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Thailand, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, South Africa and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected. Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations. Unethical behavior and non-compliance with laws by our sales agents, consultants, distributors or employees could seriously harm our business. Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries, and in all countries as well, create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not MANAGEMENT REPORT Opportunities and Risks always subject to our control. It is our policy to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition. We depend on patents and proprietary rights that may fail to protect our business. Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. In addition, at December 31, 2017, we had 776 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue. Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue. We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors. We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations. Our business exposes us to potential product liability. The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses. We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us. 68 Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.

we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. In addition, at December 31, 2017, we had 776 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue. Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue. We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors. We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations. Our business exposes us to potential product liability. MANAGEMENT REPORT Opportunities and Risks The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses. We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us. Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares. Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the impact of restructuring activities, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares. Our holding company structure makes us dependent on the operations of our subsidiaries. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars. Our Common Shares may have a volatile public trading price. The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $36.34 to a low of $19.94 on NASDAQ, and a high of €31.52 to a low of €17.76 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include: announcements of technological innovations or the introduction of new products by us or our competitors; developments in our relationships with collaborative partners; quarterly variations in our operating results or those of our peer companies; changes in government regulations, tax laws or patent laws; developments in patent or other intellectual property rights; developments in government spending budgets for life sciences-related research; general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and 69 impact from foreign exchange rates. The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares. Holders of our Common Shares should not expect to receive dividend income.

Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the impact of restructuring activities, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares. Our holding company structure makes us dependent on the operations of our subsidiaries. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars. Our Common Shares may have a volatile public trading price. The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $36.34 to a low of $19.94 on NASDAQ, and a high of €31.52 to a low of €17.76 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include: MANAGEMENT REPORT Opportunities and Risks announcements of technological innovations or the introduction of new products by us or our competitors; developments in our relationships with collaborative partners; quarterly variations in our operating results or those of our peer companies; changes in government regulations, tax laws or patent laws; developments in patent or other intellectual property rights; developments in government spending budgets for life sciences-related research; general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and impact from foreign exchange rates. The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares. Holders of our Common Shares should not expect to receive dividend income. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split and in early 2018 we announced plans to return up to an additional $200.0 million through open-market purchases. We do not anticipate paying any cash dividends on our Common Shares for the foreseeable future, and until the January 2017 distribution in connection with a synthetic share repurchase, we have not paid cash dividends since our inception. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price. Holders of our Common Shares may not benefit from continued stock repurchase programs. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017. The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares. Future sales and issuances of our Common Shares could adversely affect our stock price. Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2017, a total of approximately 226.6 million Common Shares were 70outstanding along with approximately 9.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.1 million were vested. A total of approximately 22.0 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2017, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 35.4 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances). Shareholders who are United States residents could be subject to unfavorable tax treatment. We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a

In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split and in early 2018 we announced plans to return up to an additional $200.0 million through open-market purchases. We do not anticipate paying any cash dividends on our Common Shares for the foreseeable future, and until the January 2017 distribution in connection with a synthetic share repurchase, we have not paid cash dividends since our inception. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price. Holders of our Common Shares may not benefit from continued stock repurchase programs. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017. MANAGEMENT REPORT Opportunities and Risks The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares. Future sales and issuances of our Common Shares could adversely affect our stock price. Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2017, a total of approximately 226.6 million Common Shares were outstanding along with approximately 9.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.1 million were vested. A total of approximately 22.0 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2017, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 35.4 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances). Shareholders who are United States residents could be subject to unfavorable tax treatment. We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received. Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover. Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the 71 Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares. In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received. Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover. MANAGEMENT REPORT Performance Review Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares. In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends. 72

MANAGEMENT REPORT Performance Review MANAGEMENT REPORT Performance Review Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward- looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward- looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement. Results of Operations Overview We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows. We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes: Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2017, we employed approximately 4,700 people in more than 35 locations worldwide. Recent Acquisitions We have made a number of strategic acquisitions and implemented other strategic transactions since 2015, 73 targeting innovative technologies and aiming to achieve market-leading positions in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include: In early 2018, QIAGEN entered into a purchase agreement to acquire STAT-Dx, a privately-held company developing advanced multiplex diagnostics for widespread syndromes such as serious respiratory or gastrointestinal infections. Subject to successful completion of defined development activities by STAT-Dx, QIAGEN has agreed to acquire all shares of STAT-Dx for approximately $147 million in cash and additional payments of up to about $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in the second quarter of 2018 and funded from existing cash reserves. The transaction will expand QIAGEN's instrument and consumables portfolio by adding a novel CE-IVD marked system, to be branded as QIAstat-Dx, enabling Sample to Insight processing of up to 48 molecular targets with cost-efficient, easy-to-use assays. The first two QIAstat-Dx tests, extensive respiratory and gastrointestinal panels, are expected to be launched in Europe and other markets in the second half of 2018, and in the U.S. following expected regulatory approval in 2019. QIAGEN entered into a joint venture in May 2017 with Maccura Biotechnology Co., Ltd., a leading in vitro diagnostics company in China, to accelerate the growth of QIAGEN’s GeneReader NGS System. Known as MAQGEN China and based in Chengdu, Sichuan Province, the venture will develop local adaptations, pursue regulatory paths for the GeneReader and leverage Maccura’s broad customer network to expand the system’s adoption in laboratories across China. Maccura owns 60% of the joint venture and QIAGEN owns 40%. QIAGEN’s own operations in China continue as a stand-alone company, focusing on our other products and services for customers such as QuantiFERON-TB and the Life Sciences portfolio. QIAGEN took steps in late 2017 to streamline its product portfolio and focus on growth areas by discontinuing commercialization of some non-core PCR tests and externalizing the HPV test franchise for cervical cancer screening in China to a third-party company. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN is a minority shareholder of this company.

We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes: Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in MANAGEMENT REPORT Performance Review some cases translating that research into drug targets or commercial applications We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2017, we employed approximately 4,700 people in more than 35 locations worldwide. Recent Acquisitions We have made a number of strategic acquisitions and implemented other strategic transactions since 2015, targeting innovative technologies and aiming to achieve market-leading positions in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include: In early 2018, QIAGEN entered into a purchase agreement to acquire STAT-Dx, a privately-held company developing advanced multiplex diagnostics for widespread syndromes such as serious respiratory or gastrointestinal infections. Subject to successful completion of defined development activities by STAT-Dx, QIAGEN has agreed to acquire all shares of STAT-Dx for approximately $147 million in cash and additional payments of up to about $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in the second quarter of 2018 and funded from existing cash reserves. The transaction will expand QIAGEN's instrument and consumables portfolio by adding a novel CE-IVD marked system, to be branded as QIAstat-Dx, enabling Sample to Insight processing of up to 48 molecular targets with cost-efficient, easy-to-use assays. The first two QIAstat-Dx tests, extensive respiratory and gastrointestinal panels, are expected to be launched in Europe and other markets in the second half of 2018, and in the U.S. following expected regulatory approval in 2019. QIAGEN entered into a joint venture in May 2017 with Maccura Biotechnology Co., Ltd., a leading in vitro diagnostics company in China, to accelerate the growth of QIAGEN’s GeneReader NGS System. Known as MAQGEN China and based in Chengdu, Sichuan Province, the venture will develop local adaptations, pursue regulatory paths for the GeneReader and leverage Maccura’s broad customer network to expand the system’s adoption in laboratories across China. Maccura owns 60% of the joint venture and QIAGEN owns 40%. QIAGEN’s own operations in China continue as a stand-alone company, focusing on our other products and services for customers such as QuantiFERON-TB and the Life Sciences portfolio. QIAGEN took steps in late 2017 to streamline its product portfolio and focus on growth areas by discontinuing commercialization of some non-core PCR tests and externalizing the HPV test franchise for cervical cancer screening in China to a third-party company. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN is a minority shareholder of this company. In January 2017, QIAGEN acquired OmicSoft Corporation, a privately held company based in the Research Triangle area of North Carolina, to expand our industry-leading bioinformatics offering with complementary solutions enabling scientists to visualize and mine large institutional and publicly available “omics” datasets. The OmicSoft software solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other biological variables generated by next-generation sequencing studies. In 2016, QIAGEN acquired Exiqon A/S, a publicly traded company based in Vedbaek, Denmark, expanding our leadership position in Sample to Insight solutions for RNA analysis. Exiqon’s RNA analysis solutions, with proprietary Locked Nucleic Acid (LNA) technology, are used by academic, biotech and pharmaceutical researchers worldwide to explore correlations between gene activity and the development of cancer and other diseases. In two steps during 2016, we paid a total of $100.7 million for 100% of the shares of Exiqon. In 2017, Exiqon’s product offering was fully integrated into QIAGEN, providing customers of both companies ready access to the combined portfolio of solutions. In 2015, we acquired MO BIO Laboratories, Inc., a privately-held provider of cutting-edge sample technologies for studies of the microbiome and metagenomics, analyzing the impact of microbial diversity on health and the environment. The acquisition added a complementary portfolio of sample technologies to QIAGEN's universal solutions for next-generation sequencing. MO BIO kits, based on proprietary Inhibitor Removal Technology, enable the isolation of pure DNA from challenging samples like soil, water, plants and stool. In 2015, we acquired an innovative technology from AdnaGen GmbH, a subsidiary of Alere Inc., that enables 74 enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples. The acquisition added to QIAGEN’s pipeline of technologies for molecular testing through non-invasive liquid biopsies as an alternative to costly and risky tissue biopsies. Other assets acquired include two marketed CE-IVD marked products, AdnaTest BreastCancer and AdnaTest Prostate Cancer, for treatment monitoring and detection of tumor relapse. In February 2015, we announced the spin-off of teams and activities of QIAGEN Marseille S.A. (formerly Ipsogen S.A.), a majority-owned and fully consolidated entity. In the divestiture, QIAGEN Marseille agreed to the sale of all its assets and liabilities, except its intellectual property portfolio, to a stand-alone company. QIAGEN retained rights to commercialize the ipsogen line of products, including companion diagnostics for blood cancers. As part of this initiative, we acquired the remaining QIAGEN Marseille shares through a tender offer during 2015 and 2016. Our financial results include the contributions of recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities. We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2017, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes. Year Ended December 31, 2017, Compared to 2016 Net Sales In 2017, net sales grew 6% to $1.42 billion compared to $1.34 billion in 2016 with organic business expansion contributing four percentage points to total sales growth with two percentage points of additional growth from the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies, and the January 2017 acquisition of OmicSoft Corporation, a software provider unlocking valuable insights from large “omics” datasets. Sales growth of

In January 2017, QIAGEN acquired OmicSoft Corporation, a privately held company based in the Research Triangle area of North Carolina, to expand our industry-leading bioinformatics offering with complementary solutions enabling scientists to visualize and mine large institutional and publicly available “omics” datasets. The OmicSoft software solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other biological variables generated by next-generation sequencing MANAGEMENTstudies. REPORT Performance Review In 2016, QIAGEN acquired Exiqon A/S, a publicly traded company based in Vedbaek, Denmark, expanding our leadership position in Sample to Insight solutions for RNA analysis. Exiqon’s RNA analysis solutions, with proprietary Locked Nucleic Acid (LNA) technology, are used by academic, biotech and pharmaceutical researchers worldwide to explore correlations between gene activity and the development of cancer and other diseases. In two steps during 2016, we paid a total of $100.7 million for 100% of the shares of Exiqon. In 2017, Exiqon’s product offering was fully integrated into QIAGEN, providing customers of both companies ready access to the combined portfolio of solutions. In 2015, we acquired MO BIO Laboratories, Inc., a privately-held provider of cutting-edge sample technologies for studies of the microbiome and metagenomics, analyzing the impact of microbial diversity on health and the environment. The acquisition added a complementary portfolio of sample technologies to QIAGEN's universal solutions for next-generation sequencing. MO BIO kits, based on proprietary Inhibitor Removal Technology, enable the isolation of pure DNA from challenging samples like soil, water, plants and stool. In 2015, we acquired an innovative technology from AdnaGen GmbH, a subsidiary of Alere Inc., that enables enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples. The acquisition added to QIAGEN’s pipeline of technologies for molecular testing through non-invasive liquid biopsies as an alternative to costly and risky tissue biopsies. Other assets acquired include two marketed CE-IVD marked products, AdnaTest BreastCancer and AdnaTest Prostate Cancer, for treatment monitoring and detection of tumor relapse. In February 2015, we announced the spin-off of teams and activities of QIAGEN Marseille S.A. (formerly Ipsogen S.A.), a majority-owned and fully consolidated entity. In the divestiture, QIAGEN Marseille agreed to the sale of all its assets and liabilities, except its intellectual property portfolio, to a stand-alone company. QIAGEN retained rights to commercialize the ipsogen line of products, including companion diagnostics for blood cancers. As part of this initiative, we acquired the remaining QIAGEN Marseille shares through a tender offer during 2015 and 2016. Our financial results include the contributions of recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities. We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2017, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes. Year Ended December 31, 2017, Compared to 2016 Net Sales In 2017, net sales grew 6% to $1.42 billion compared to $1.34 billion in 2016 with organic business expansion contributing four percentage points to total sales growth with two percentage points of additional growth from the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies, and the January 2017 acquisition of OmicSoft Corporation, a software provider unlocking valuable insights from large “omics” datasets. Sales growth of 75

In January 2017, QIAGEN acquired OmicSoft Corporation, a privately held company based in the Research Triangle area of North Carolina, to expand our industry-leading bioinformatics offering with complementary solutions enabling scientists to visualize and mine large institutional and publicly available “omics” datasets. The OmicSoft software solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other biological variables generated by next-generation sequencing studies. In 2016, QIAGEN acquired Exiqon A/S, a publicly traded company based in Vedbaek, Denmark, expanding our leadership position in Sample to Insight solutions for RNA analysis. Exiqon’s RNA analysis solutions, with proprietary Locked Nucleic Acid (LNA) technology, are used by academic, biotech and pharmaceutical researchers worldwide to explore correlations between gene activity and the development of cancer and other diseases. In two steps during 2016, we paid a total of $100.7 million for 100% of the shares of Exiqon. In 2017, Exiqon’s product offering was fully integrated into QIAGEN, providing customers of both companies ready access to the combined portfolio of solutions. In 2015, we acquired MO BIO Laboratories, Inc., a privately-held provider of cutting-edge sample technologies for studies of the microbiome and metagenomics, analyzing the impact of microbial diversity on health and the environment. The acquisition added a complementary portfolio of sample technologies to QIAGEN's universal solutions for next-generation sequencing. MO BIO kits, based on proprietary Inhibitor Removal Technology, enable the isolation of pure DNA from challenging samples like soil, water, plants and stool. In 2015, we acquired an innovative technology from AdnaGen GmbH, a subsidiary of Alere Inc., that enables enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples. The acquisition added to QIAGEN’s pipeline of technologies for molecular testing through non-invasive liquid biopsies as an alternative to costly and risky tissue biopsies. Other assets acquired include two marketed CE-IVD marked products, AdnaTest BreastCancer and AdnaTest Prostate Cancer, for treatment monitoring and detection of tumor relapse. In February 2015, we announced the spin-off of teams and activities of QIAGEN Marseille S.A. (formerly Ipsogen S.A.), a majority-owned and fully consolidated entity. In the divestiture, QIAGEN Marseille agreed to the sale of all its assets and liabilities, except its intellectual property portfolio, to a stand-alone company. QIAGEN retained rights to commercialize the ipsogen line of products, including companion diagnostics for blood cancers. As part of this initiative, we acquired the remaining QIAGEN Marseille shares through a tender offer during 2015 and 2016. Our financial results include the contributions of recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities. MANAGEMENT REPORT Performance Review We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2017, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes. Year Ended December 31, 2017, Compared to 2016 Net Sales In 2017, net sales grew 6% to $1.42 billion compared to $1.34 billion in 2016 with organic business expansion contributing four percentage points to total sales growth with two percentage points of additional growth from the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies, and the January 2017 acquisition of OmicSoft Corporation, a software provider unlocking valuable insights from large “omics” datasets. Sales growth of 6% includes an adverse impact of one percentage point related to growth of non-core PCR tests and the China HPV 6fra%n cinhcislued, ews haicnh a bdevgeirnsen inimgp ianc Jta onfu oanrye  2p0er1c8e nhtavgee  epiothinetr  rbeelaetne dd itsoc ognrotinwuthe do fo nr oenx-tceornrea lPizCeRd  ttehsrtos uagnhd a th pea Crtnheinrash HipPV fwraitnhc ah isCeh, inwehsiec hc obmegpiannnyin wg hinic hJa hnausa rtay k2e0n1 o8v ehra tvhee  eciothmemr bereceina ld disisctorinbtuintiuoend o of rt heex tHerPnVa ltiezset dfr athnrcohuigshe ian  pCahritnaer.s Ahilpl wreigthio an sC ahninde cseu sctoommepra cnlya swsehsi cshu phpaos rttaekde hni gohver tshaele cso omf mcoenrcsiuaml adbislterisb auntiodn r eolfa thede HrePvVe nteusets  fr(+an7c%h i/se 8 i8n %C hoifn saa. leAsl)l and irnesgtriounmse anntsd ( +c2us%to /m e1r2 c%la ossfe ssa sleusp)p. orted higher sales of consumables and related revenues (+7% / 88% of sales) and instruments (+2% / 12% of sales). Net sales by geographic region Net sales by geographic region Full-year 2017 Full-year 2017 Sales (In $ m) % change % of sales Americas Sales (In$  $6 5m3) % cha+n4g%e % of s4a6le%s AEumroepriec a/s Middle East / Africa $ 64563 +48% 4336% EAusriao-pPea c/i fMic i/d dJalep Eaanst / Africa $ 426939 +87% 3231% Asia-Pacific / Japan $ 299 +7% 21% Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($234 million, +12%, 16% of sales) FToYp 2 70 1e7m:e Rrgesint go fm waorkrledt sr:e Bprraezseiln, tReuds sleiass, Itnhdaina ,1 C%h oinf an,e St osaultehs K. orea, Mexico and Turkey ($234 million, +12%, 16% of sales) GFYe 2o0g1ra7p: hRiecs tr eogf iwonosrl:d E ruerporpesee n/t eMd ildedssle t hEaans t1 /%  Aofr niceat  slaelde st.he geographic performance with 8% growth in 2017, Gincelougdriangp haicd vrergsieo ncsu:r rEeunrcoyp em /o vMemidednltes  Eoaf sot n/e  Apferricae nletadg eth ep ogienot gorf aspahleics gpreorfwotrhm, aanncde  bweinthe f8it%ed g frowmt hg ainin 2s 0in17, iGncelrumdainngy ,a Idtavleyr saen dc uTrurerknecy.  mThoev eAmseian-tPsa ocfi foicn e/  pJaeprcaenn rtaegeio pn oaindtv oafn csaedle s7 g%r,o dwuthe,  paanrdti ablleyn teof itsetrdo nfrgo mpe grfaoirnms aince in GSoeurtmh aKnoyr,e Iata alyn da nIndd Tiuar,k weyh.i cThh em Aorseia t-hPanc ioficff s/e tJ alopwaenr  rseagleiosn i na dJavpaannce. dE x7c%lu,d dinuge  tphea rbtiuaslliyn etoss s ptrorntfgo lpioe rcfohramnagnec ien in CSohuintha ,K tohree aA saiand-P aIncdifiiac,  /w Jhaipcha nm roergei othna enx opfefsrieetn lcoewde r1 3sa%le gs rionw Jathp,a in.c lEuxdcinlugd ionnge  thpe rbcuesnitnaegses poirntfto olifo f achvoarnagbel ein Ccuhrirnean,c yth me oAvseiam-Peanctsi.fi cT h/e  JAapmaenri creags iaodn veaxnpceerdie anct ead 5 1%3 %pa gcero, wexthc,l uindcinlugd Uin.gS .o HneP Vp etercste snatalegse, opno ihnitg ohfe fra svaolreasb olef cQuurraenntciFyE mROovNe-mTBe ntetss.t sT haen dA immeprricoavse da dcvoanndciteiodn as ta am 5o%ng p Liafcee S, ceixecnluced icnugs tUo.mSe. rHs.P EVx tcelsutd siangle sa,d ovne rhsieg hcuerr seanlceys of QmouvaenmtiFeEnRtsO oNf o-TnBe t epsetsrc aendta igmep provinetd,  tchoen tdoipti osnesv eanm eomnger gLiifneg S mciaenrkceet sc euxstpoamnedres.d E 1x2cl%ud, iwngit ha kdevye rcsoe nctruirbruetniocyns from mTuorkveym,e Snotsu tohf  Koonree pae, rIcnedniata agned p Borinatz, ilt.he top seven emerging markets expanded 12%, with key contributions from Turkey, South Korea, India and Brazil. Customer classes: An overview of performance in QIAGEN's four customer classes: Customer classes: An overview of performance in QIAGEN's four customer classes: Net sales by product category and customer class Net sales by product category and customer class Full-year 2017 Full-year 2017 Sales (In $ m) % change % of sales Consumables and related revenues Sales$ ( In1 ,$2 4m3) % cha+n7g%e % of s8a8le%s CInostnrusummeanbtsles and related revenues $ 1$, 214735 +72% 8128% I nstruments $ 175 +2% 12%   Molecular Diagnostics(1) $ 683 +5% 48% (1) MApopleliceudla Tre Dstiiangnostics $ 618337 ++154% 1408% PAhpaprlmiead Testing $ 217357 ++174% 109% 76 PAhcaardmeamia $ 237253 +74% 1239% Academia $ 323 +4% 23% (1) Includes companion diagnostic co-development revenues ($43 million, +32%) and U.S. HPV sales ($28 million, -16%, 2% (o1f )s Ianlcelsu)d. es companion diagnostic co-development revenues ($43 million, +32%) and U.S. HPV sales ($28 million, -16%, 2% Mof osalelecsu)l.ar Diagnostics, which contributed approximately 48% of net sales, expanded 5% in 2017, after being rMedoulecceudla br yD aiadgvneorsseti ccsu,r wrehniccyh  mcoonvtermibeuntetsd  oafp opnreo xpiemracetenlyta 4g8e %p ooinf tn. eTth sea lceosr,e e pxpoartnfodlieod d 5e%liv ienr e2d0 a1p7p, raofxteimr abteeilnyg 7% reduced by adverse currency movements of one percentage point. The core portfolio delivered approximately 7%

6% includes an adverse impact of one percentage point related to growth of non-core PCR tests and the China HPV 6fra%n cinhcislued, ews haicnh a bdevgeirnsen inimgp ianc Jta onfu oanrye  2p0er1c8e nhtavgee  epiothinetr  rbeelaetne dd itsoc ognrotinwuthe do fo nr oenx-tceornrea lPizCeRd  ttehsrtos uagnhd a th pea Crtnheinrash HipPV fwraitnhc ah isCeh, inwehsiec hc obmegpiannnyin wg hinic hJa hnausa rtay k2e0n1 o8v ehra tvhee  eciothmemr bereceina ld disisctorinbtuintiuoend o of rt heex tHerPnVa ltiezset dfr athnrcohuigshe ian  pCahritnaer.s Ahilpl wreigthio an sC ahninde cseu sctoommepra cnlya swsehsi cshu phpaos rttaekde hni gohver tshaele cso omf mcoenrcsiuaml adbislterisb auntiodn r eolfa thede HrePvVe nteusets  fr(+an7c%h i/se 8 i8n %C hoifn saa. leAsl)l and irnesgtriounmse anntsd ( +c2us%to /m e1r2 c%la ossfe ssa sleusp)p. orted higher sales of consumables and related revenues (+7% / 88% of sales) and instruments (+2% / 12% of sales). Net sales by geographic region Net sales by geographic region Full-year 2017 Full-year 2017 Sales (In $ m) % change % of sales Americas Sales (In$  $6 5m3) % cha+n4g%e % of s4a6le%s AEumroepriec a/s Middle East / Africa $ 46653 +84% 3436% AEusriao-pPea c/i fMic i/d dJalep Eaanst / Africa $ 249693 +78% 2313% Asia-Pacific / Japan $ 299 +7% 21% Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($234 million, +12%, 16% of sales) FToYp 2 70 1e7m:e Rrgesint go fm waorkrledt sr:e Bprraezseiln, tReuds sleiass, Itnhdaina ,1 C%h oinf an,e St osaultehs K. orea, Mexico and Turkey ($234 million, +12%, 16% of sales) GFYe 2o0g1ra7p: hRiecs tr eogf iwonosrl:d E ruerporpesee n/t eMd ildedssle t hEaans t1 /%  Aofr niceat  slaelde st.he geographic performance with 8% growth in 2017, GiMANAGEMENTncelougdriangp haicd  vREPORTrergsieo ncsu:r rEPerformanceeunrcoyp em /o vM eReviewmidednltes  Eoaf sot n/e  Apferricae nletadg eth ep ogienot gorf aspahleics gpreorfwotrhm, aanncde  bweinthe f8it%ed g frowmt hg ainin 2s 0in17, iGncelrumdainngy ,a Idtavleyr saen dc uTrurerknecy.  mThoev eAmseian-tPsa ocfi foicn e/  pJaeprcaenn rtaegeio pn oaindtv oafn csaedle s7 g%r,o dwuthe,  paanrdti ablleyn teof itsetrdo nfrgo mpe grfaoirnms aince in GSoeurtmh aKnoyr,e Iata alyn da nIndd Tiuar,k weyh.i cThh em Aorseia t-hPanc ioficff s/e tJ alopwaenr  rseagleiosn i na dJavpaannce. dE x7c%lu,d dinuge  tphea rbtiuaslliyn etoss s ptrorntfgo lpioe rcfohramnagnec ien in CSohuintha ,K tohree aA saiand-P aIncdifiiac,  /w Jhaipcha nm roergei othna enx opfefsrieetn lcoewde r1 3sa%le gs rionw Jathp,a in.c lEuxdcinlugd ionnge  thpe rbcuesnitnaegses poirntfto olifo f achvoarnagbel ein Ccuhrirnean,c yth me oAvseiam-Peanctsi.fi cT h/e  JAapmaenri creags iaodn veaxnpceerdie anct ead 5 1%3 %pa gcero, wexthc,l uindcinlugd Uin.gS .o HneP Vp etercste snatalegse, opno ihnitg ohfe fra svaolreasb olef cQuurraenntciFyE mROovNe-mTBe ntetss.t sT haen dA immeprricoavse da dcvoanndciteiodn as ta am 5o%ng p Liafcee S, ceixecnluced icnugs tUo.mSe. rHs.P EVx tcelsutd siangle sa,d ovne rhsieg hcuerr seanlceys of QmouvaenmtiFeEnRtsO oNf o-TnBe t epsetsrc aendta igmep provinetd,  tchoen tdoipti osnesv eanm eomnger gLiifneg S mciaenrkceet sc euxstpoamnedres.d E 1x2cl%ud, iwngit ha kdevye rcsoe nctruirbruetniocyns from mTuorkveym,e Snotsu tohf  Koonree pae, rIcnedniata agned p Borinatz, ilt.he top seven emerging markets expanded 12%, with key contributions from Turkey, South Korea, India and Brazil. Customer classes: An overview of performance in QIAGEN's four customer classes: Customer classes: An overview of performance in QIAGEN's four customer classes: Net sales by product category and customer class Net sales by product category and customer class Full-year 2017 Full-year 2017 Sales (In $ m) % change % of sales Consumables and related revenues Sales$ ( In1 ,$2 4m3) % cha+n7g%e % of s8a8le%s CInostnrusummeanbtsles and related revenues $ 1$, 214735 +27% 1828%  Instruments $ 175 +2% 12%   Molecular Diagnostics(1) $ 683 +5% 48% (1) MApopleliceudla Tre Dstiiangnostics $ 618337 ++154% 1408% PAhpaprlmiead Testing $ 217357 ++174% 190% APhcaardmeamia $ 322735 +47% 2139% Academia $ 323 +4% 23% (1) Includes companion diagnostic co-development revenues ($43 million, +32%) and U.S. HPV sales ($28 million, -16%, 2% (o1f )s Ianlcelsu)d. es companion diagnostic co-development revenues ($43 million, +32%) and U.S. HPV sales ($28 million, -16%, 2% Mof osalelecsu)l.ar Diagnostics, which contributed approximately 48% of net sales, expanded 5% in 2017, after being rMedoulecceudla br yD aiadgvneorsseti ccsu,r wrehniccyh  mcoonvtermibeuntetsd  oafp opnreo xpiemracetenlyta 4g8e %p ooinf tn. eTth sea lceosr,e e pxpoartnfodlieod d 5e%liv ienr e2d0 a1p7p, raofxteimr abteeilnyg 7% reduced by adverse currency movements of one percentage point. The core portfolio delivered approximately 7% growth before adverse currency movements and the ongoing decline in sales of U.S. HPV test products (-16% / 2% of sales). Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace for the full year, as QIAGEN exceeded its goal for new QIAsymphony placements in 2017. Sales growth of 5% includes an adverse impact of 1% related to the China HPV franchise, which beginning in January 2018 has been externalized through a partnership with a Chinese company. Applied Testing represented approximately 10% of net sales and grew 14% in 2017 compared to 2016, with negligible favorable currency movements. Applied Testing advanced for instruments as well as consumables and related revenues, in part due to gains in the human identification / forensics portfolio. Pharma experienced 7% sales growth in 2017 compared to 2016 and provided 19% of net sales, with negligible adverse currency movements. Pharma grew in consumables and related revenues that more than offset weaker instruments growth during the course of the year. Academia represented approximately 23% of net sales and rose 4% in 2017 compared to 2016, with modestly favorable currency movements. Academia advanced on consumables and related revenues, while the EMEA and Asia Pacific / Japan regions showed growth during 2017. Gross Profit Gross profit was $922.6 million, or 65% of net sales, in 2017, compared with $844.7 million, or 63% of net sales, in 2016. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. Further, gross profit in 2017 was impacted by $4.4 million in restructuring charges while 2016 was impacted by restructuring charges of $12.0 million. Additionally, during 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. site in Germantown, Maryland. 77 Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased to $72.7 million in 2017 from $80.1 million in 2016 reflecting the end of the amortization period of intangibles acquired in 2007. Acquisition-related intangible amortization may increase in the future should we make further acquisitions. Research and Development Research and development expenses increased 3% to $154.1 million (11% of net sales) in 2017, compared to $149.8 million (11% of net sales) in 2016. The increase in research and development costs during 2017 reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of Exiqon in 2016 and OmicSoft in 2017 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts. Sales and Marketing growth before adverse currency movements and the ongoing decline in sales of U.S. HPV test products (-16% / 2% of sales). Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace for the full year, as QIAGEN exceeded its goal for new QIAsymphony placements in 2017. Sales growth of 5% includes an adverse impact of 1% related to the China HPV franchise, which beginning in January 2018 has been externalized through a partnership with a Chinese company. Applied Testing represented approximately 10% of net sales and grew 14% in 2017 compared to 2016, with negligible favorable currency movements. Applied Testing advanced for instruments as well as consumables and related revenues, in part due to gains in the human identification / forensics portfolio. Pharma experienced 7% sales growth in 2017 compared to 2016 and provided 19% of net sales, with negligible MANAGEMENT REPORT Performance Review adverse currency movements. Pharma grew in consumables and related revenues that more than offset weaker instruments growth during the course of the year. Academia represented approximately 23% of net sales and rose 4% in 2017 compared to 2016, with modestly favorable currency movements. Academia advanced on consumables and related revenues, while the EMEA and Asia Pacific / Japan regions showed growth during 2017. Gross Profit Gross profit was $922.6 million, or 65% of net sales, in 2017, compared with $844.7 million, or 63% of net sales, in 2016. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. Further, gross profit in 2017 was impacted by $4.4 million in restructuring charges while 2016 was impacted by restructuring charges of $12.0 million. Additionally, during 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. site in Germantown, Maryland. Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased to $72.7 million in 2017 from $80.1 million in 2016 reflecting the end of the amortization period of intangibles acquired in 2007. Acquisition-related intangible amortization may increase in the future should we make further acquisitions. Research and Development Research and development expenses increased 3% to $154.1 million (11% of net sales) in 2017, compared to $149.8 million (11% of net sales) in 2016. The increase in research and development costs during 2017 reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of Exiqon in 2016 and OmicSoft in 2017 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts. Sales and Marketing Sales and marketing expenses were largely unchanged at $375.6 million (26% of net sales) in 2017 compared to $376.3 million (28% of net sales) in 2016. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. We experienced efficiencies due to a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. These incremental savings were slightly offset by higher compensation costs including share based compensation expense when compared to the prior period due to reassessment of stock units with performance criteria. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. Further, looking forward we expect a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. General and Administrative, Restructuring, Integration and Other General and administrative, restructuring, integration and other costs increased by 11% to $200.1 million (14% of net sales) in 2017 from $180.6 million (13% of net sales) in 2016. The increase in 2017 reflects an increase in acquisition and integration costs which totaled $68.9 million in 2017, which included $45.3 million in costs from acquisition related legal settlements partially offset by $3.3 million gains recorded from the reduction in the fair value of contingent consideration following unmet milestones, as compared to $31.1 million in 2016, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. 2016 78also includes the impact of lower share based compensation costs following a reassessment of stock units with performance criteria. Restructuring costs of $29.1 million were lower in 2017 compared to $56.2 million in 2016 related to internal activities, including severance and retention costs as discussed fully in Note 6. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional restructuring and business integration costs in 2018. Over time, we believe the restructuring and integration activities will reduce expenses as we improve efficiency in operations. Acquisition-Related Intangible Amortization Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. During 2017, amortization expense on acquisition-related intangibles within operating expense increased to $39.4 million, compared to $39.1 million in 2016. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions. Other Income (Expense) Total other expense, net was $39.0 million in 2017, compared to $41.9 million in 2016. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income. For the year ended December 31, 2017, interest income increased to $10.6 million from $6.8 million in 2016. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 13 in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions. Interest expense increased to $49.7 million in 2017, compared to $39.0 million in 2016. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying consolidated financial statements.

Sales and marketing expenses were largely unchanged at $375.6 million (26% of net sales) in 2017 compared to $376.3 million (28% of net sales) in 2016. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. MANAGEMENT REPORT Performance Review We experienced efficiencies due to a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. These incremental savings were slightly offset by higher compensation costs including share based compensation expense when compared to the prior period due to reassessment of stock units with performance criteria. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. Further, looking forward we expect a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. General and Administrative, Restructuring, Integration and Other General and administrative, restructuring, integration and other costs increased by 11% to $200.1 million (14% of net sales) in 2017 from $180.6 million (13% of net sales) in 2016. The increase in 2017 reflects an increase in acquisition and integration costs which totaled $68.9 million in 2017, which included $45.3 million in costs from acquisition related legal settlements partially offset by $3.3 million gains recorded from the reduction in the fair value of contingent consideration following unmet milestones, as compared to $31.1 million in 2016, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. 2016 also includes the impact of lower share based compensation costs following a reassessment of stock units with performance criteria. Restructuring costs of $29.1 million were lower in 2017 compared to $56.2 million in 2016 related to internal activities, including severance and retention costs as discussed fully in Note 6. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional restructuring and business integration costs in 2018. Over time, we believe the restructuring and integration activities will reduce expenses as we improve efficiency in operations. Acquisition-Related Intangible Amortization Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. During 2017, amortization expense on acquisition-related intangibles within operating expense increased to $39.4 million, compared to $39.1 million in 2016. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions. Other Income (Expense) Total other expense, net was $39.0 million in 2017, compared to $41.9 million in 2016. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income. For the year ended December 31, 2017, interest income increased to $10.6 million from $6.8 million in 2016. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 13 in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions. Interest expense increased to $49.7 million in 2017, compared to $39.0 million in 2016. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying consolidated financial statements. 79

MANAGEMENT REPORT Performance Review Other expense, net for the year ended December 31, 2017 includes a $3.5 million gain in connection with the sale of our interest in an equity-method investment as well as $3.2 million in income from equity-method investments offset by a $5.1 million loss recognized in connection with the impairments of cost-method investment and net losses on foreign currency in 2017. Included in $9.7 million other expense, net in 2016 is a $8.3 million loss recognized in connection with the impairment of an equity-method investment and a $2.6 million charge for the disposal of goodwill following the transfer of the research and development activities of our instrumentation business as part of the restructuring program initiated late in 2016. For the year ended December 31, 2017, we recorded net losses on foreign currency of $3.3 million compared to less than $0.1 million in 2016 due to foreign currency rate fluctuations. Provision for Income Taxes Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. In 2017 and 2016, our effective tax rates were 64.7% and (41.1)%, respectively. The comparison is impacted by pre-tax book income which was higher in 2017 at $114.4 million compared to $56.9 million in 2016. Pretax book income was lower in 2016 primarily due to charges incurred in connection with the restructuring program initiated in the fourth quarter of 2016. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. During 2017, the 64.7% reflects the impacts of the U.S. tax reform. Because of the tax reform, we revalued of our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% and provided for a full valuation allowance of $60.8 million which was recorded against deferred tax assets related to U.S. interest carry forwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. Following the adoption of ASU 2016-09 Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, $5.2 million of excess tax benefit was recognized directly to the tax provision for the year ended December 31, 2017 and during 2017, we increased accruals for tax contingencies by $22.1 million, primarily related to ongoing income tax audits. In 2016, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate. In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission. Foreign Currencies QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency 80

Other expense, net for the year ended December 31, 2017 includes a $3.5 million gain in connection with the sale of our interest in an equity-method investment as well as $3.2 million in income from equity-method investments offset by a $5.1 million loss recognized in connection with the impairments of cost-method investment and net losses on foreign currency in 2017. Included in $9.7 million other expense, net in 2016 is a $8.3 million loss recognized in connection with the impairment of an equity-method investment and a $2.6 million charge for the disposal of goodwill following the transfer of the research and development activities of our instrumentation business as part of the restructuring program initiated late in 2016. For the year ended December 31, 2017, we recorded net losses on foreign currency of $3.3 million compared to less than $0.1 million in 2016 due to foreign currency rate fluctuations. Provision for Income Taxes Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. In 2017 and 2016, our effective tax rates were 64.7% and (41.1)%, respectively. The comparison is impacted by pre-tax book income which was higher in 2017 at $114.4 million compared to $56.9 million in 2016. Pretax book income was lower in 2016 primarily due to charges incurred in connection with the restructuring program initiated in the fourth quarter of 2016. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. During 2017, the 64.7% reflects the impacts of the U.S. tax reform. Because of the tax reform, we revalued of our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% and provided for a full valuation allowance of $60.8 million which was recorded against deferred tax assets related to U.S. interest carry forwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. Following the adoption of ASU 2016-09 Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, $5.2 million of excess tax benefit was recognized directly to the tax provision for the year ended December 31, 2017 and during 2017, we increased accruals for tax contingencies by $22.1 million, primarily related to ongoing income tax audits. In 2016, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on iMANAGEMENTntercompan yREPORT foreign Performanceroyalty inc Reviewome. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate. In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors of the 2017 Annual Report on Form 20-F files with the U.S. Securities and Exchange Commission. Foreign Currencies QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions in 2017 was $3.3 million and in 2016 and 2015 was less than $0.1 million, and $0.5 million, respectively, and is included in other expense, net. Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating. Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps. Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements. Liquidity and Capital Resources To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2017 and 2016, we had cash and cash equivalents of $657.7 million and $439.2 million, respectively. We also had short-term investments of $359.2 million at December 31, 2017. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2017, cash and cash equivalents had increased by $218.5 million from December 31, 2016, primarily as a result of cash provided by operating activities of $286.8 million and cash provided by financing activities of $387.2 million, partially offset by cash used in investing activities of $464.3 million. Working capital as of December 31, 2017 increased to $1.323 billion as compared to $729.1 million as of December 31, 2016, reflecting the cash provided by the operating and financing activities in 2017 as described below. Operating Activities. For the years ended December 31, 2017 and 2016, we generated net cash from operating 81 activities of $286.8 million and $341.6 million, respectively. While net income was $40.4 million in 2017, non- cash components in income included $216.4 million of depreciation and amortization and $5.1 million of non-cash impairments due to the impairment of cost-method investments as further discussed in Note 10. Operating cash flows include a net decrease in working capital of $95.2 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and transactions in 2017 was $3.3 million and in 2016 and 2015 was less than $0.1 million, and $0.5 million, respectively, and is included in other expense, net. Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating. Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps. Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements. Liquidity and Capital Resources MANAGEMENT REPORT Performance Review To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2017 and 2016, we had cash and cash equivalents of $657.7 million and $439.2 million, respectively. We also had short-term investments of $359.2 million at December 31, 2017. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2017, cash and cash equivalents had increased by $218.5 million from December 31, 2016, primarily as a result of cash provided by operating activities of $286.8 million and cash provided by financing activities of $387.2 million, partially offset by cash used in investing activities of $464.3 million. Working capital as of December 31, 2017 increased to $1.323 billion as compared to $729.1 million as of December 31, 2016, reflecting the cash provided by the operating and financing activities in 2017 as described below. Operating Activities. For the years ended December 31, 2017 and 2016, we generated net cash from operating activities of $286.8 million and $341.6 million, respectively. While net income was $40.4 million in 2017, non- cash components in income included $216.4 million of depreciation and amortization and $5.1 million of non-cash impairments due to the impairment of cost-method investments as further discussed in Note 10. Operating cash flows include a net decrease in working capital of $95.2 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity. Investing Activities. Approximately $464.3 million of cash was used in investing activities during 2017, compared to $179.1 million during 2016. Investing activities during 2017 consisted principally of $450.6 million for purchases of short-term investments, $90.1 million in cash paid for purchases of property and equipment, as well as $34.3 million paid for intangible assets and $4.8 million paid for strategic investments in privately and publicly held companies as discussed in Note 10, partially offset by $189.0 million from the sale of short-term investments. Additionally, during 2017 cash paid for acquisitions, net of cash acquired, totaled $50.5 million. Cash used in other investing activities during the year ended December 31, 2017 and 2016 consisted primarily of $20.7 million and $1.2 million, respectively, paid in connection with derivative collateral arrangements. Financing Activities. For the year ended December 31, 2017, cash provided by financing activities was $387.2 million compared to cash used in financing activities of $10.6 million in 2016. Financing activities during 2017 consisted primarily of $329.9 million net cash proceeds from the German private placement and $394.4 million net cash proceeds from the cash convertible offering. We used $73.6 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the call spread overlay. Additionally in 2017, we used $243.9 million for a capital repayment made to shareholders in connection with the January 2017 synthetic share buyback and repurchased QIAGEN shares of $61.0 million in connection with the fourth share repurchase program discussed in Note 17 "Equity." Cash used in other financing activities during the year ended December 31, 2017 and 2016 consisted primarily of $4.4 million and $3.1 million paid for contingent consideration, respectively, together with $4.1 million and $0.8 million paid in connection with derivative collateral arrangements, respectively. Other Factors Affecting Liquidity and Capital Resources In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 15 "Lines of Credit and Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date. Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 15 "Lines of Credit and Debt." In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2017. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% 82 above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2017. We also have capital lease obligations, including interest, in the aggregate amount of $1.5 million, and carry $1.8 billion of long-term debt, of which no amounts are current as of December 31, 2017. In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes, the 2021 Notes and the 2023 Notes collectively as the “Cash Convertible Notes” which are discussed fully in Note 15 to the consolidated financial statements. Interest on the 2019 and 2021 Notes is payable accounts receivable and decreased taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity. Investing Activities. Approximately $464.3 million of cash was used in investing activities during 2017, compared to $179.1 million during 2016. Investing activities during 2017 consisted principally of $450.6 million for purchases of short-term investments, $90.1 million in cash paid for purchases of property and equipment, as well as $34.3 million paid for intangible assets and $4.8 million paid for strategic investments in privately and publicly held companies as discussed in Note 10, partially offset by $189.0 million from the sale of short-term investments. Additionally, during 2017 cash paid for acquisitions, net of cash acquired, totaled $50.5 million. Cash used in other investing activities during the year ended December 31, 2017 and 2016 consisted primarily of $20.7 million and $1.2 million, respectively, paid in connection with derivative collateral arrangements. Financing Activities. For the year ended December 31, 2017, cash provided by financing activities was $387.2 million compared to cash used in financing activities of $10.6 million in 2016. Financing activities during 2017 consisted primarily of $329.9 million net cash proceeds from the German private placement and $394.4 million net cash proceeds from the cash convertible offering. We used $73.6 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the call spread overlay. Additionally in 2017, we used $243.9 million for a capital repayment made to shareholders in connection with the January 2017 synthetic share buyback and repurchased QIAGEN shares of $61.0 million in connection with the fourth share repurchase program discussed in Note 17 "Equity." Cash used in other financing activities during the year ended December 31, 2017 and 2016 consisted primarily of $4.4 million and $3.1 million paid for contingent consideration, respectively, together with $4.1 million and $0.8 million paid in connection with derivative collateral arrangements, respectively. Other Factors Affecting Liquidity and Capital Resources In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which MANAGEMENT REPORT Performance Review are due in 2023 (2023 Notes), which are discussed fully in Note 15 "Lines of Credit and Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date. Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 15 "Lines of Credit and Debt." In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2017. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2017. We also have capital lease obligations, including interest, in the aggregate amount of $1.5 million, and carry $1.8 billion of long-term debt, of which no amounts are current as of December 31, 2017. In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes, the 2021 Notes and the 2023 Notes collectively as the “Cash Convertible Notes” which are discussed fully in Note 15 to the consolidated financial statements. Interest on the 2019 and 2021 Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date. In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other expense, net. In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million, which is included in accrued liabilities in the accompanying balance sheet as of December 31, 2017. In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015. In April 2016, we announced the launch of our fourth $100 million share repurchase program. In August 2016, we announced our intention to return a total amount of approximately $300 million to our shareholders by the end of 2017. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. This approach has been used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million or 3.7%. As discussed further in Note 17 "Equity", the capital repayment program was completed in January 2017. During the remainder of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs) to complete the total program. 83 In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share- based remuneration plans. We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date. In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other expense, net. In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million, which is included in accrued liabilities in the accompanying balance sheet as of December 31, 2017. In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to MANAGEMENT REPORT Performance Review another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015. In April 2016, we announced the launch of our fourth $100 million share repurchase program. In August 2016, we announced our intention to return a total amount of approximately $300 million to our shareholders by the end of 2017. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. This approach has been used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million or 3.7%. As discussed further in Note 17 "Equity", the capital repayment program was completed in January 2017. During the remainder of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs) to complete the total program. In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share- based remuneration plans. We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing. We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected. Off-Balance Sheet Arrangements Other than our former arrangements with QIAGEN Finance as discussed in Note 15 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2017, 2016 and 2015. Contractual Obligations As of December 31, 2017, our future contractual cash obligations are as follows: Payments Due by Period Contractual  Obligations Total 2018 2019 2020 2021 2022 Thereafter Long-term deb(1) $ 1,865,393 $ 24,426 $ 510,267 $ 20,485 $ 330,029 $ 493,910 $ 486,276 Purchase obligations 99,489 65,073 22,556 10,472 943 11 434 Operating leases 64,877 18,483 16,011 11,762 8,457 6,126 4,038 License and royalty 55,092 12,907 11,858 11,558 8,860 6,161 3,748 payments(2) Capital lease obligations(3) 1,470 1,411 45 14 — — — Total contractual cash $ 2,086,321 $ 122,300 $ 560,737 $ 54,291 $ 348,289 $ 506,208 $ 494,496 obligations 84 (1) Amounts include required principal, stated at the current carrying values, and interest payments. (2) As of December 31, 2017, $11.8 million and $35.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively. (3) Includes future cash payments, including interest, due under capital lease arrangements. In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2017, we have accrued $11.5 million for these contingent payments which is included in accrued and other current liabilities. Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $47.1 million as of December 31, 2017 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business cMANAGEMENTould be adv REPORTersely affPerformanceected. Review Off-Balance Sheet Arrangements Other than our former arrangements with QIAGEN Finance as discussed in Note 15 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2017, 2016 and 2015. Contractual Obligations As of December 31, 2017, our future contractual cash obligations are as follows: Payments Due by Period Contractual  Obligations Total 2018 2019 2020 2021 2022 Thereafter Long-term deb(1) $ 1,865,393 $ 24,426 $ 510,267 $ 20,485 $ 330,029 $ 493,910 $ 486,276 Purchase obligations 99,489 65,073 22,556 10,472 943 11 434 Operating leases 64,877 18,483 16,011 11,762 8,457 6,126 4,038 License and royalty 55,092 12,907 11,858 11,558 8,860 6,161 3,748 payments(2) Capital lease obligations(3) 1,470 1,411 45 14 — — — Total contractual cash $ 2,086,321 $ 122,300 $ 560,737 $ 54,291 $ 348,289 $ 506,208 $ 494,496 obligations (1) Amounts include required principal, stated at the current carrying values, and interest payments. (2) As of December 31, 2017, $11.8 million and $35.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively. (3) Includes future cash payments, including interest, due under capital lease arrangements. In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2017, we have accrued $11.5 million for these contingent payments which is included in accrued and other current liabilities. Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $47.1 million as of December 31, 2017 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes. Dividend QIAGEN has not paid a cash dividend since its inception and does not intend to pay any dividends in the foreseeable future. We intend to retain any earnings for the development of our business. Credit Rating QIAGEN is currently not rated by any credit rating agency. 85

MANAGEMENT REPORT Human Resources Human Resources Overview The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams, fueling innovation and engagement with our customers and business partners. In a fast-changing, competitive business environment, QIAGEN has a significant commitment to being an employer of choice and further enhancing our position as a great place to work. At the end of 2017, QIAGEN had 4,688 full-time equivalent employees, a small increase from 4,684 at the end of 2016. Total personnel expenses including share-based compensation in 2017 were $453.6 million compared to $464.4 million in 2016. Code of Ethics QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.QIAGEN.com. Training and Retention At QIAGEN, we recognize that employees are our most important resource. Their exceptional talent, skill, and passion are key to our long-term success and corporate value. Employee development is therefore viewed as an integral success factor in creating lasting value for our customers, patients, colleagues, partners, and shareholders. QIAGEN maintains a transparent framework, the QIAGEN Profile Navigator (QPN), to make career paths, job requirements and performance expectations clear based on objective criteria for all positions across our growing global organization. Our global Performance Enhancement System (PES) provides all employees and their managers with regular, one-on-one review sessions to discuss career development topics. PES sessions include discussion of an employee’s goals and achievements, training needs and interests, career planning drawing upon the QPN role profile system, organizational development, and results of regular “180° surveys.” Professional training and development are an ongoing process for all employees, tailored to different career paths. An employee’s pursuit of training cycles from PES session to training participation, review, follow-up, and back to PES review. QIAGEN’s compensation structure (see below) ties in with the QPN role profiles and PES performance evaluations. Leadership Campus (LC) This program, composed of three components, is designed to ensure the ongoing development of QIAGEN’s future management generations. LC for Starters prepares high-performing employees to take an initial leadership position. The program provides leadership basics and an overview of relevant business management topics. LC I accelerates the careers of our professionals by providing further insights into advanced leadership and management topics while focusing on individual development and business-related innovative actions. LC II is a senior executive program that is designed to increase the leadership skills and management knowledge of outstanding QIAGEN senior managers by a more individual development approach. The program mainly focuses on leadership coaching sessions, as well as on business-related innovative actions. 86

MANAGEMENT REPORT Human Resources QIAGEN Executive MBA Program To support our future growth, QIAGEN offers employees the opportunity to participate in the QIAGEN Executive MBA Business Integration Program in cooperation with the University of Würzburg, Germany. The program provides professionals with a wide range of management skills and knowledge, which are key to an executive career in the industry and at QIAGEN in particular. Participants study in an international environment with colleagues from around the world. Two modules are conducted with partner universities in the U.S.: at Boston University in Boston, Massachusetts, and at Florida Gulf Coast University in Fort Myers, Florida. QIAGEN Academy To support all QIAGEN employees in individual development, QIAGEN has implemented an online learning management system (LMS), the QIAGEN Academy. It manages the entire training process from enrollment to certificate conveniently in one platform. The QIAGEN Academy is available to every employee 24/7 via the internet. Continual access to all training materials at any time allows employees to blend different learning methods such as virtual classrooms, web-based training, videos or classroom training into holistic and sustainable learning concepts. We offer a huge training catalog with a wide range of development options aligned to our competency model. This includes courses in soft skills, product training and training in QIAGEN-specific processes. For more information about our training system, please also refer to the section “Employee matters” in our non- financial statement included in this report. Compensation System Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for performance. This compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves his or her performance objectives should generally be awarded compensation comparable to the median levels of compensation provided by relevant benchmark companies. QIAGEN participates in various compensation benchmarking surveys that provide information on the level and mix of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostics companies based in the U.S. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2017, the payments for short-term variable compensation were based on 97% achievement of the business goals. Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall corporate financial results as well as individual performance against a written set of objectives. For the Chief Executive Officer the target annual short-term variable cash bonus is set at 57.6% of the annual base salary and the maximum is equivalent to 87.8% of the annual base salary. The Chief Financial Officer has a target 87

QIAGEN Executive MBA Program To support our future growth, QIAGEN offers employees the opportunity to participate in the QIAGEN Executive MBA Business Integration Program in cooperation with the University of Würzburg, Germany. The program provides professionals with a wide range of management skills and knowledge, which are key to an executive career in the industry and at QIAGEN in particular. Participants study in an international environment with colleagues from around the world. Two modules are conducted with partner universities in the U.S.: at Boston University in Boston, Massachusetts, and at Florida Gulf Coast University in Fort Myers, Florida. QIAGEN Academy To support all QIAGEN employees in individual development, QIAGEN has implemented an online learning management system (LMS), the QIAGEN Academy. It manages the entire training process from enrollment to certificate conveniently in one platform. The QIAGEN Academy is available to every employee 24/7 via the internet. Continual access to all training materials at any time allows employees to blend different learning methods such as virtual classrooms, web-based training, videos or classroom training into holistic and sustainable learning concepts. We offer a huge training catalog with a wide range of development options aligned to our competency model. This includes courses in soft skills, product training and training in QIAGEN-specific processes. For more information about our training system, please also refer to the section “Employee matters” in our non- financial statement included in this report. Compensation System Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for performance. This compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves his or her performance objectives should generally be awarded compensation comparable to the median levels of compensation provided by relevant benchmark companies. QIAGEN participates in various compensation benchmarking surveys that provide information on the level and mix of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostics companies based in the U.S. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2017, the payments for short-term variable compensation MANAGEMENT REPORT Non-Financial Statement were based on 97% achievement of the business goals. Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall corporate financial results as well as individual performance against a written set of objectives. For the Chief Executive Officer the target annual short-term variable cash bonus is set at 57.6% of the annual base salary and the maximum is equivalent to 87.8% of the annual base salary. The Chief Financial Officer has a target annual short-term variable cash bonus set at 41.2% with the maximum being equivalent to 62.8% of the annual fixed salary. Furthermore, to align our compensation programs with the interests of shareholders, senior executives receive an pnouratilo snh orft -ttheermir  tvoatarila cbolem cpaesnhs abtioonnu sin s etht ea ft o4rm1. 2o%f l ownigth-t ethrme  mcoamxipmeunmsa btieoinn,g w ehqicuhiv aisl egnrta tnot e6d2 a.8s% e qoufi ttyh ea sa nan rueawl afirxded sfoarl apreyr.f oFurmrthaenrcmeo. rTeh,e tsoe  aglrigan tso uarr ec odmepteernmsianteiodn o pnr oagnr ianmdsiv widiutha lt hbea sinist earensdt sa opfp srhoavreedh oblyd ethres,  Cseonmiopre enxsaetciuotnives receive aC opmormtiiottne eo.f  Ttheisre t oetqaul ictyo mgrpaennts aatiroen m ina dthee i nfo trhme ofof rlmon ogf- tPeermrfo crommapnecen sSattoiocnk,  Uwnhitisc h(P iSsU gsr)a wntiethd  aa s taeqgugietyre ads  vae srteinwgard pfoerr ipoedr ftoyrpmicaanlclye .o Tvheer sther geera (n4ts0 %ar)e,  fdiveete (r5m0i%ne)d a ondn a1n0  iynedaivrisd (u1a0l %b)a.sis and approved by the Compensation Committee. These equity grants are made in the form of Performance Stock Units (PSUs) with a staggered vesting Fpoer ieondh taynpciceadl lyW oovrekr-Li thfere Bea (l4a0nc%e),,  QfivIAe G(5E0N% )o fafenrds  1se0r vyieceasr st o(1 h0e%lp) .employees balance their personal life with our dynamic and driven work environment, including in-house corporate childcare and sabbatical programs, as well as cFomr epnahnayn-scpeodn Wsoroerdk -Lifitfnee Bssa laanndc eh,e QalItAh GfaEcNili toieffse, ras nsde rpvircoegsr atom hse. lFpl eexmibplelo wyeoersk ibnagl ahnocuers t haepipr lpye tros oanlla el mlifpel owyiethe so uerxcept fdoyrn faumncicti oannsd t hdarit vreenq uwiroer kc reitnicvairlo onnm-teimnte,  ipnrcelusednincge .in-house corporate childcare and sabbatical programs, as well as company-sponsored fitness and health facilities, and programs. Flexible working hours apply to all employees except fWor founrcktiopnlsa thcaet r eHqueirea clrtihtical on-time presence. In today’s business climate, the health of employees is often directly related to the health of the company. Increased jWob osartiksfapcltiaonc, eim pHroeveadl tmhorale, reduced injuries, and increased productivity are just some of the benefits which a Ihne atoltdhayy w’so brku seinnevsirso cnlmimeantte c, athne h haevael.t hA ot fi tse mhepalodyqeueasr ties ros,f teQnI AdGireEcNtly r ereglualtaerdly t oo ftfheers h “ehaelathl tho fd tahey sc”o wmhpearney a. lIlncreased ejombp sloaytiesfeasc atioren ,i nimvitperdo vtoe dr emceoirvaele f,r ered cuocuends einl jaunride st,o  apnadr tincicpraeates eind  spcrroedeuncintigv itayn adr en ujutrsitti osonm pero ogfr athme sb, emneedfiitcs awl hcihcehc ka- hupeas,l theytc .w QorIAk GenEvNir opnrmoveindte csa in -hoauvsee.  Agyt mitss  hoepaednq tuoa artlel resm, QplIoAyGeeEsN,  srpeogrutsla crolyu rosfefes rcs o“ahcehaeltdh  bdya ypsr”o fweshseioren all ltrainers, eamndp lony-eseitse  asorec cinevr iftieedld tso  arnecde biveea fcrhe ev ocloleuynbsael l acnodu rttos,  paallr tfirceipe aotef  cihna srcgre.e nAilnl gfe amnadl en eutmriptiolony eperos ghraavme sf,r emee adciccaels sc htoeck- uscprse,e enticn.g Q foIAr GHEPNV,  pthreo vpidriemsa irny-h coauussee g oyfm cse rovpiceanl  tcoa ancll eerm. ployees, sports courses coached by professional trainers, and on-site soccer fields and beach volleyball courts, all free of charge. All female employees have free access to sEmcrepenloinyge efosr  wHPoVr,l dthwe ipdreimary cause of cervical cancer. Employees worldwide 2015 2016 2017 Americas 1310 1260 1245 EMEA 2400135 2504136 250617 Americas 1310 1260 1245 APAC & RoW 846 881 876 EMEA 2403 2543 2567 Total 4559 4684 4688 APAC & RoW 846 881 876 2T0ot1al 5 2016 4559 2017 4684 4688 2P0ro1du5ction 22% 2P0ro1du6ction 21% 2P0ro1du7ction 23% R&D 22% R&D 21% R&D 20% Production 22% Production 21% Production 23% Sales 39% Sales 41% Sales 40% R&D 22% R&D 21% R&D 20% Marketing 7% Marketing 7% Marketing 6% Sales 39% Sales 41% Sales 40% Admin 10% Admin 10% Admin 11% Marketing 7% Marketing 7% Marketing 6% Admin 10% Admin 10% Admin 11% 88

MANAGEMENT REPORT Non-Financial Statement Non-Financial Statement Our approach to sustainability QIAGEN integrates sustainability throughout our business. We aim to save energy and reduce environmental impacts of our operations, drive long-term economic success with healthy, high-performance workplaces, and make improvements in life possible as a good corporate citizen. These three dimensions of sustainability are interlinked, reinforcing each other. We pledge to continually evaluate the potential environmental impact of our business, its economic influence and our corporate citizenship around the world. Our commitment to sustainability does not stop with formal regulations. As a market and innovation leader in life sciences and molecular diagnostics, we strive to go above and beyond simply following requirements of environmental and labor laws. There is much room for innovation in driving sustainable development in our industry, and we are resolved to continue to move forward. Please find information about our business model, organizational structure, products, customers, business strategy as well as main trends and factors in our Management Report. We recognize that ongoing success for QIAGEN also depends on the sustainability of society’s resources, as well as continuous reduction of any negative impact from our business. By engaging in intensive discussions with our various stakeholders – employees, customers, patients, suppliers, shareholders, NGOs and communities –, we gain a better understanding of our operating environments, including market developments and cultural dynamics. Depending on the subject matter, we use different approaches ranging from standardized questionnaires to one to one conversations. Material non-financial information For guidance on materiality and non-financial disclosures, we base our non-financial reporting on the international standards of the Global Reporting Initiative (GRI Standards, 2016) as well as on the sustainability accounting standards for Medical Equipment and Supplies and Biotechnology of the Sustainability Accounting Standards Board (SASB). To identify the relevant information, we have conducted a systematic materiality analysis in 2016. For each thematic aspect (environmental, social and employee matters, respect for human rights, anti-corruption and bribery) we identified a series of topics that possess high business relevance, highly influence the decisions of our stakeholders and where QIAGEN’s activities have significant impact on the thematic aspects. In a joint workshop with representatives from our different departments, the various perspectives had been assessed and discussed. The final list had been validated by our senior management and resulted in twelve material topics: Environmental matters: energy consumption, emissions Employee matters: training, diversity, employee satisfaction, employee retention Social matters: quality and product safety, customer satisfaction, access to medicine Respectt for human rightts: confllictt mineralls Antti--corrupttion and bribery matttters:a anntit-it-rturusst,t ,a anntit-ic-coorrurupptitoionn Environmental matters Protecting the environment, health and safety has always been a hallmark of QIAGEN. As a pioneer in the effort to eliminate harmful substances and waste products in laboratories throughout the world, we strive to reduce energy and water consumption, and set limits on packaging, waste, and transport. With these efforts, we aim to operate in89 the most cost efficient and environmentally friendly way possible. As effects and concerns over climate change and dwindling natural resources continue to impact pricing, we will be exposed to fluctuations in costs of these key inputs. By being able to improve our manufacturing efficiencies and limit our dependence on finite resources, we are engaging in active risk management and enhancing the value of our company. For QIAGEN, commitment to safe, environmentally sound practices comes with a culture of operational excellence – reinforced by training, decision-making and standard procedures. Operations employ a concept called QIAzen, derived from the Japanese word KAIZEN, which means “continuous improvement.” Key employees in Operations have received QIAzen training to identify and prioritize avenues to improve our manufacturing organization, initiate projects, and monitor implementation with cross-functional teams. By constantly optimizing workflows in manufacturing and production, QIAGEN reduces transportation, saves electricity and minimizes other impacts on natural resources. Energy Consumption and Emissions QIAGEN regards climate change as one of the most pressing global challenges. To increase transparency regarding our own global energy consumption and greenhouse gas emissions, QIAGEN recently introduced a systematic approach to sustainability data management. Energy consumption and other parameters are gathered worldwide at all significant sites and monitored at our Hilden headquarters. Currently, our reporting covers direct emissions from combustion of fossil fuels on our own premises as well as indirect emissions from procured electricity and heat. QIAGEN sites use about the same amount of energy from electricity and heat, as well as a smaller fraction of fuel for our own vehicle fleet. A total of 35.3 GWh of energy has been used by QIAGEN around the globe in 2017. When it comes to greenhouse gas emissions, QIAGEN emits approximately 30% - or 3.6 kilotons CO2 equivalents (ktCO2e) - directly through natural gas heating and other fossil fuel use. The remaining 70% - about 8.9 ktCO2e - are indirect emissions originating from external generation of electricity for our operations. The total energy use causes greenhouse gas emissions of 12.5 ktCO2e. We calculate greenhouse gas emissions from grid-bound energy sources such as electricity using emission factors for regional production mixes. This method ensures good comparability between different carbon footprints and is also referred to as the “location-based” method. QIAGEN is committed to reduce its energy consumption and respective CO2-emissions in the long-term and to increase its energy efficiency in a continuous improvement process. To this end, an energy management system has been introduced at our operational headquarter in Hilden, Germany and been certified according to EN ISO 50001:2011 in 2017. We have set ourselves the goal to reduce our energy consumption from electricity and gas by 10% by 2020 compared to 2017. To meet our goals and limit the footprint of our business on the environment, we have introduced a broad panel of activities and programs. We run simulations to reduce energy consumption and have installed energy recovery and control systems to provide only the minimum of power required for operations. Improvements encompass energy extraction from co-generators, better insulation, heat recovery and installation of intelligent building systems.

Non-Financial Statement Our approach to sustainability QIAGEN integrates sustainability throughout our business. We aim to save energy and reduce environmental impacts of our operations, drive long-term economic success with healthy, high-performance workplaces, and make improvements in life possible as a good corporate citizen. These three dimensions of sustainability are interlinked, reinforcing each other. We pledge to continually evaluate the potential environmental impact of our business, its economic influence and our corporate citizenship around the world. Our commitment to sustainability does not stop with formal regulations. As a market and innovation leader in life sciences and molecular diagnostics, we strive to go above and beyond simply following requirements of environmental and labor laws. There is much room for innovation in driving sustainable development in our industry, and we are resolved to continue to move forward. Please find information about our business model, organizational structure, products, customers, business strategy as well as main trends and factors in our Management Report. We recognize that ongoing success for QIAGEN also depends on the sustainability of society’s resources, as well as continuous reduction of any negative impact from our business. By engaging in intensive discussions with our various stakeholders – employees, customers, patients, suppliers, shareholders, NGOs and communities –, we gain a better understanding of our operating environments, including market developments and cultural dynamics. Depending on the subject matter, we use different approaches ranging from standardized questionnaires to one to one conversations. Material non-financial information For guidance on materiality and non-financial disclosures, we base our non-financial reporting on the international standards of the Global Reporting Initiative (GRI Standards, 2016) as well as on the sustainability accounting standards for Medical Equipment and Supplies and Biotechnology of the Sustainability Accounting Standards Board (SASB). To identify the relevant information, we have conducted a systematic materiality analysis in 2016. For each thematic aspect (environmental, social and employee matters, respect for human rights, anti-corruption and bribery) we identified a series of topics that possess high business relevance, highly influence the decisions of our stakeholders and where QIAGEN’s activities have significant impact on the thematic aspects. In a joint workshop with representatives from our different departments, the various perspectives had been assessed and discussed. The final list had been validated by our senior management and resulted in twelve material topics: Environmental matters: energy consumption, emissions MANAGEMENT REPORT Non-Financial Statement Employee matters: training, diversity, employee satisfaction, employee retention Social matters: quality and product safety, customer satisfaction, access to medicine Respect for human rights: conflict minerals Anti-corruption and bribery matters:anti-trust, anti-corruption Environmental matters Protecting the environment, health and safety has always been a hallmark of QIAGEN. As a pioneer in the effort to eliminate harmful substances and waste products in laboratories throughout the world, we strive to reduce energy and water consumption, and set limits on packaging, waste, and transport. With these efforts, we aim to operate in the most cost efficient and environmentally friendly way possible. As effects and concerns over climate change and dwindling natural resources continue to impact pricing, we will be exposed to fluctuations in costs of these key inputs. By being able to improve our manufacturing efficiencies and limit our dependence on finite resources, we are engaging in active risk management and enhancing the value of our company. For QIAGEN, commitment to safe, environmentally sound practices comes with a culture of operational excellence – reinforced by training, decision-making and standard procedures. Operations employ a concept called QIAzen, derived from the Japanese word KAIZEN, which means “continuous improvement.” Key employees in Operations have received QIAzen training to identify and prioritize avenues to improve our manufacturing organization, initiate projects, and monitor implementation with cross-functional teams. By constantly optimizing workflows in manufacturing and production, QIAGEN reduces transportation, saves electricity and minimizes other impacts on natural resources. Energy Consumption and Emissions QIAGEN regards climate change as one of the most pressing global challenges. To increase transparency regarding our own global energy consumption and greenhouse gas emissions, QIAGEN recently introduced a systematic approach to sustainability data management. Energy consumption and other parameters are gathered worldwide at all significant sites and monitored at our Hilden headquarters. Currently, our reporting covers direct emissions from combustion of fossil fuels on our own premises as well as indirect emissions from procured electricity and heat. QIAGEN sites use about the same amount of energy from electricity and heat, as well as a smaller fraction of fuel for our own vehicle fleet. A total of 35.3 GWh of energy has been used by QIAGEN around the globe in 2017. When it comes to greenhouse gas emissions, QIAGEN emits approximately 30% - or 3.6 kilotons CO2 equivalents (ktCO2e) - directly through natural gas heating and other fossil fuel use. The remaining 70% - about 8.9 ktCO2e - are indirect emissions originating from external generation of electricity for our operations. The total energy use causes greenhouse gas emissions of 12.5 ktCO2e. We calculate greenhouse gas emissions from grid-bound energy sources such as electricity using emission factors for regional production mixes. This method ensures good comparability between different carbon footprints and is also referred to as the “location-based” method. QIAGEN is committed to reduce its energy consumption and respective CO2-emissions in the long-term and to increase its energy efficiency in a continuous improvement process. To this end, an energy management system has been introduced at our operational headquarter in Hilden, Germany and been certified according to EN ISO 50001:2011 in 2017. We have set ourselves the goal to reduce our energy consumption from electricity and gas by 10% by 2020 compared to 2017. To meet our goals and limit the footprint of our business on the environment, we have introduced a broad panel of activities and programs. We run simulations to reduce energy consumption and have installed energy recovery and control systems to provide only the minimum of power required for operations. Improvements encompass energy extraction from co-generators, better insulation, heat recovery and installation of intelligent building systems. In 2011, we opened Europe’s first “green” laboratory complex at our site in Hilden. This state-of-the-art research and production facility has been awarded gold-level certification for sustainable construction by the internationally recognized US quality system LEED. In addition, our German facility in Stockach is certified according to DIN EN 16247, a European norm defining quality standards for energy audits. 90

Protecting the environment, health and safety has always been a hallmark of QIAGEN. As a pioneer in the effort to eliminate harmful substances and waste products in laboratories throughout the world, we strive to reduce energy and water consumption, and set limits on packaging, waste, and transport. With these efforts, we aim to operate in the most cost efficient and environmentally friendly way possible. As effects and concerns over climate change and dwindling natural resources continue to impact pricing, we will be exposed to fluctuations in costs of these key inputs. By being able to improve our manufacturing efficiencies and limit our dependence on finite resources, we are engaging in active risk management and enhancing the value of our company. For QIAGEN, commitment to safe, environmentally sound practices comes with a culture of operational excellence – reinforced by training, decision-making and standard procedures. Operations employ a concept called QIAzen, derived from the Japanese word KAIZEN, which means “continuous improvement.” Key employees in Operations have received QIAzen training to identify and prioritize avenues to improve our manufacturing organization, initiate projects, and monitor implementation with cross-functional teams. By constantly optimizing workflows in manufacturing and production, QIAGEN reduces transportation, saves electricity and minimizes other impacts on natural resources. Energy Consumption and Emissions QIAGEN regards climate change as one of the most pressing global challenges. To increase transparency regarding our own global energy consumption and greenhouse gas emissions, QIAGEN recently introduced a systematic approach to sustainability data management. Energy consumption and other parameters are gathered worldwide at all significant sites and monitored at our Hilden headquarters. Currently, our reporting covers direct emissions from combustion of fossil fuels on our own premises as well as indirect emissions from procured electricity and heat. QIAGEN sites use about the same amount of energy from electricity and heat, as well as a smaller fraction of fuel for our own vehicle fleet. A total of 35.3 GWh of energy has been used by QIAGEN around the globe in 2017. When it comes to greenhouse gas emissions, QIAGEN emits approximately 30% - or 3.6 kilotons CO2 equivalents (ktCO2e) - directly through natural gas heating and other fossil fuel use. The remaining 70% - about 8.9 ktCO2e - are indirect emissions originating from external generation of electricity for our operations. The total energy use causes greenhouse gas emissions of 12.5 ktCO2e. We calculate greenhouse gas emissions from grid-bound energy sources such as electricity using emission factors for regional production mixes. This method ensures good comparability between different carbon footprints and is also referred to as the “location-based” method. QIAGEN is committed to reduce its energy consumption and respective CO2-emissions in the long-term and to increase its energy efficiency in a continuous improvement process. To this end, an energy management system has been introduced at our operational headquarter in Hilden, Germany and been certified according to EN ISO MANAGEMENT REPORT Non-Financial Statement 50001:2011 in 2017. We have set ourselves the goal to reduce our energy consumption from electricity and gas by 10% by 2020 compared to 2017. To meet our goals and limit the footprint of our business on the environment, we have introduced a broad panel of activities and programs. We run simulations to reduce energy consumption and have installed energy recovery and control systems to provide only the minimum of power required for operations. Improvements encompass energy extraction from co-generators, better insulation, heat recovery and installation of intelligent building systems. In 2011, we opened Europe’s first “green” laboratory complex at our site in Hilden. This state-of-the-art research and production facility has been awarded gold-level certification for sustainable construction by the internationally recognized US quality system LEED. In addition, our German facility in Stockach is certified according to DIN EN 16247, a European norm defining quality standards for energy audits. As a significant part of the energy consumption associated with our business occurs beyond our own premises, transportation of people and cargo is an additional focus. At QIAGEN’s headquarters, discounted train and bus tickets encourage employees to use public transportation, and we have installed charging stations for electric cars and bikes. The pool of company cars has been changed to ecological and CO2-efficient models in a continuous adjustment process. Low emissions play a critical role in the decision process for new company cars. At most sites, video conferencing systems have been installed to encourage virtual team meetings and reduce travel between sites. Employee matters The exceptional talent, skill and passion of our people are key to our long-term success and growth. We are convinced that a focus on human capital drives our economic performance and sustainability. The development of our employees at all levels is viewed as an integral factor in creating lasting value for our customers, patients, colleagues, partners and shareholders. It is a central element of our initiatives for growth and effectiveness to expand, develop and strengthen QIAGEN’s leadership and talent base. Being the industry’s employer of choice by attracting and developing top talents is one of our global goals. To achieve that, QIAGEN creates a work environment that empowers and involves employees at all levels. Employee training As a fast-growing technology and knowledge-based company, we consider high-quality training and career development as an integral part of our success. As part of our talent and succession management, we have established transparent career paths with the QIAGEN Profile Navigator (QPN). It defines jobs, core competencies and approaches to advancement across the global organization. QIAGEN’s global Performance Enhancement System (PES) creates a clear framework of regular, one-on-one review sessions for each employee and their manager to discuss career development. These include discussions of goals and achievement levels, assessment of relevant competencies, as well as training needs and career planning steps. Professional Training & Development at QIAGEN is an ongoing process, cycling from PES discussion to training participation and learning transfer, and back to PES. In 2016 we introduced the QIAGEN Academy: It provides the possibility to either take part in e-learning sessions globally or to participate in in-person trainings. The focus is on job-specific skills, competencies and leadership development. In 2017, 3,772 employees took part in a respective internal training, totaling to 7,309 training hours. We place great importance on transparent and responsible leadership. Our future leaders are trained in entrepreneurial and leadership competencies such as strategic thinking and acting, decision making, risk taking, change management, performance management and employee development. Every year our employees are invited to evaluate their superiors with a standardized questionnaire within our QIALead evaluation process. The summarized and anonymized results are provided to the executive managers. QIAGEN has implemented a pilot program to identify and develop the most promising specialists and managers to prepare for senior positions. In cooperation with the University of Würzburg, Germany, we offer the opportunity to participate in the QIAGEN Executive MBA Business Integration Program. Participants benefit not only from a curriculum providing them with a wide range of management skills and knowledge. They also experience an international environment, learning with colleagues from around the world. A total of 75 QIAGEN employees had completed the MBA program by the end of 2017, with a new class enrolled in 2016. We are currently working on different digital solutions to further enhance our development programs. In 2017, we 91 have updated the QIAGEN Academy Interface (3.0) while further extending the range of available trainings and simplifying the enrollment process. We have also launched new leadership insight tools on and e-learning soundbites and rolled-out a talent management suite, which has been already used to conduct our annual personnel enhancement and salary review processes and will see further functional enhancements in 2018.

As a significant part of the energy consumption associated with our business occurs beyond our own premises, transportation of people and cargo is an additional focus. At QIAGEN’s headquarters, discounted train and bus tickets encourage employees to use public transportation, and we have installed charging stations for electric cars and bikes. The pool of company cars has been changed to ecological and CO2-efficient models in a continuous adjustment process. Low emissions play a critical role in the decision process for new company cars. At most sites, video conferencing systems have been installed to encourage virtual team meetings and reduce travel between sites. Employee matters The exceptional talent, skill and passion of our people are key to our long-term success and growth. We are convinced that a focus on human capital drives our economic performance and sustainability. The development of our employees at all levels is viewed as an integral factor in creating lasting value for our customers, patients, colleagues, partners and shareholders. It is a central element of our initiatives for growth and effectiveness to expand, develop and strengthen QIAGEN’s leadership and talent base. Being the industry’s employer of choice by attracting and developing top talents is one of our global goals. To achieve that, QIAGEN creates a work environment that empowers and involves employees at all levels. Employee training As a fast-growing technology and knowledge-based company, we consider high-quality training and career development as an integral part of our success. As part of our talent and succession management, we have established transparent career paths with the QIAGEN Profile Navigator (QPN). It defines jobs, core competencies and approaches to advancement across the global organization. QIAGEN’s global Performance Enhancement System (PES) creates a clear framework of regular, one-on-one review sessions for each employee and their manager to discuss career development. These include discussions of goals and achievement levels, assessment of relevant competencies, as well as training needs and career planning steps. Professional Training & Development at QIAGEN is an ongoing process, cycling from PES discussion to training participation and learning transfer, and back to PES. In 2016 we introduced the QIAGEN Academy: It provides the possibility to either take part in e-learning sessions globally or to participate in in-person trainings. The focus is on job-specific skills, competencies and leadership MANAGEMENT REPORT Non-Financial Statement development. In 2017, 3,772 employees took part in a respective internal training, totaling to 7,309 training hours. We place great importance on transparent and responsible leadership. Our future leaders are trained in entrepreneurial and leadership competencies such as strategic thinking and acting, decision making, risk taking, change management, performance management and employee development. Every year our employees are invited to evaluate their superiors with a standardized questionnaire within our QIALead evaluation process. The summarized and anonymized results are provided to the executive managers. QIAGEN has implemented a pilot program to identify and develop the most promising specialists and managers to prepare for senior positions. In cooperation with the University of Würzburg, Germany, we offer the opportunity to participate in the QIAGEN Executive MBA Business Integration Program. Participants benefit not only from a curriculum providing them with a wide range of management skills and knowledge. They also experience an international environment, learning with colleagues from around the world. A total of 75 QIAGEN employees had completed the MBA program by the end of 2017, with a new class enrolled in 2016. We are currently working on different digital solutions to further enhance our development programs. In 2017, we have updated the QIAGEN Academy Interface (3.0) while further extending the range of available trainings and simplifying the enrollment process. We have also launched new leadership insight tools on and e-learning soundbites and rolled-out a talent management suite, which has been already used to conduct our annual personnel enhancement and salary review processes and will see further functional enhancements in 2018. Diversity We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. Strategic consideration of diversity not only makes QIAGEN a better place to work. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, can quickly adapt to a fast-changing environment. Further information about the diversity policy for the composition of the management board and the supervisory board can be found in the corporate governance report. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the diversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. To further improve diversity on a senior level, we have started different initiatives in 2017 to raise awareness for the value of diversity and leverage diverse talents towards management positions. They focus on team discussions around the subject, champion diverse talents and the development of a global recruiting standard to promote diversity in executive positions. Concrete actions in the reporting period included the establishment of diversity forums, manager training tools on the intranet, mandatory unconscious bias trainings within the QIAGEN Academy for all managers, mentorship programs and more significant access for our top talents to our senior management. All initiatives are designed to engage the organization and follow best practices for developing active inclusion. Our goal is to leverage diversity as a great opportunity for QIAGEN to positively impact our business performance through diverse team contributions. Employee satisfaction and retention Various measures to enhance career development and diversity within QIAGEN are important factors to maintain the satisfaction of our employees and their dedication for our company. Alongside this, QIAGEN has implemented frameworks for performance-based compensation, equity-based compensation and incentive programs for new ideas and innovation. They aim to ensure fair and attractive compensation and to encourage each employee to work for the company’s long-term benefit. With our new compensation plan, we are planning to gradually roll-out starting in late 2018, we intend to have our salary structures based on the QIAGEN Profile Navigator: Each described role is graded into the QIAGEN Job Matrix which comprises three career paths and twelve grades. All three career paths, Specialist, Project Management and Leadership are basically equivalent. Lateral moves between roles in the different career path are possible. This allows us to compare our pay grades with market averages and to ensure our attractiveness as an employer. In early 2018 we plan to complete the adaption in our pilot countries, United Kingdom and China, and we will evaluate the results. 92Equally important to us is our employees’ work-life balance. We provide services to help employees balance their personal lives with the company’s dynamic work environment, including in-house corporate child care, sabbatical programs and flexible work hours. Beyond that, QIAGEN offers a wide range of measures for a good workplace health: from "health days" with free counselling, screening and medical check-ups to opportunities to get exercise like in-house gyms, on-site soccer-fields and beach volleyball courts. At QIAGEN we believe that good leadership performance is key to our success and employee satisfaction. The results of our annual QIALead survey, which provides a comprehensive view on the performance of all line managers at QIAGEN, are hence are an important indicator for the development of our corporate culture and employee satisfaction are the. For 2017, employees rated their managers with an average total score of 4.2 out of 5.0 points. QIAGEN’s efforts to become an employer of choice are also reflected by the high number of applications for open positions, which exceeded 37.700 applications in 2017. At the same time, the average voluntary annual turnover rate remained largely unchanged, increasing by 0.28 percent points compared to 2016. Going forward, QIAGEN

Diversity We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. Strategic consideration of diversity not only makes QIAGEN a better place to work. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, can quickly adapt to a fast-changing environment. Further information about the diversity policy for the composition of the management board and the supervisory board can be found in the corporate governance report. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the diversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. To further improve diversity on a senior level, we have started different initiatives in 2017 to raise awareness for the value of diversity and leverage diverse talents towards management positions. They focus on team discussions around the subject, champion diverse talents and the development of a global recruiting standard to promote diversity in executive positions. Concrete actions in the reporting period included the establishment of diversity forums, manager training tools on the intranet, mandatory unconscious bias trainings within the QIAGEN Academy for all managers, mentorship programs and more significant access for our top talents to our senior management. All initiatives are designed to engage the organization and follow best practices for developing active inclusion. Our goal is to leverage diversity as a great opportunity for QIAGEN to positively impact our business performance through diverse team contributions. MANAGEMENTEmployee REPORT satisfaNoncti-Financialon an Statementd retention Various measures to enhance career development and diversity within QIAGEN are important factors to maintain the satisfaction of our employees and their dedication for our company. Alongside this, QIAGEN has implemented frameworks for performance-based compensation, equity-based compensation and incentive programs for new ideas and innovation. They aim to ensure fair and attractive compensation and to encourage each employee to work for the company’s long-term benefit. With our new compensation plan, we are planning to gradually roll-out starting in late 2018, we intend to have our salary structures based on the QIAGEN Profile Navigator: Each described role is graded into the QIAGEN Job Matrix which comprises three career paths and twelve grades. All three career paths, Specialist, Project Management and Leadership are basically equivalent. Lateral moves between roles in the different career path are possible. This allows us to compare our pay grades with market averages and to ensure our attractiveness as an employer. In early 2018 we plan to complete the adaption in our pilot countries, United Kingdom and China, and we will evaluate the results. Equally important to us is our employees’ work-life balance. We provide services to help employees balance their personal lives with the company’s dynamic work environment, including in-house corporate child care, sabbatical programs and flexible work hours. Beyond that, QIAGEN offers a wide range of measures for a good workplace health: from "health days" with free counselling, screening and medical check-ups to opportunities to get exercise like in-house gyms, on-site soccer-fields and beach volleyball courts. At QIAGEN we believe that good leadership performance is key to our success and employee satisfaction. The results of our annual QIALead survey, which provides a comprehensive view on the performance of all line managers at QIAGEN, are hence are an important indicator for the development of our corporate culture and employee satisfaction are the. For 2017, employees rated their managers with an average total score of 4.2 out of 5.0 points. QIAGEN’s efforts to become an employer of choice are also reflected by the high number of applications for open positions, which exceeded 37.700 applications in 2017. At the same time, the average voluntary annual turnover rate remained largely unchanged, increasing by 0.28 percent points compared to 2016. Going forward, QIAGEN has set a goal to reduce the voluntary turnover rate to ensure business continuity, while still allowing for a healthy influx of fresh talent. Social matters QIAGEN’s mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We are committed to customers and patients to deliver innovative solutions that unlock new insights for scientific research, forensics, food safety or better treatment decisions. To leverage our leadership in Sample to Insight technologies and create value for our company and stakeholders, it is imperative to understand and target the diverse needs and expectations of our global customers. Only then can we develop ever more innovative and improved solutions. We understand and live up to our responsibility to customers and patients who depend on us for reliable, efficient workflows that enable molecular testing and help to unlock valuable insights. Customer Satisfaction Customer satisfaction is an integral part of the QIAGEN mission of “Making improvements in life possible” which is therefore under direct authority of the Chief Executive Officer. Our customers have high expectations on reliability, safety and ecological manufacturing of our products. We rely on close contact with our customers and incorporate their feedback into our product development process and service offers. It is our commitment to customers to constantly improve customer experience acknowledging ever evolving customer requirements and expectations. QIAGEN has therefore established a global systematic approach to measure customer experience culminating in an aggregated Customer Experience Indicator. Performance of this indicator is embedded in our annual goal setting process and results are communicated to all employees on a monthly basis with the goal of ensuring a seamless and perfect customer experience to every customer, for all products and services along the workflows. With an average Customer Experience Indicator (CEI) of 1,467 of possible 2,000 points in 2017, we have managed to further maintain our strong performance, also exceeding our internal target for the year. The CEI is measured on a monthly basis through a set of internal KPIs (product and delivery performance, phone support, etc.) that are directly linked to customer experience in transactional interactions and a customer feedback survey program we are able to identify quickly and systematically areas for improvement while staying closely connected with our customers. 93 Quality and Product Safety QIAGEN stands for quality. Since QIAGEN’s founding 30 years ago we are committed to ultimate quality and always strive to exceed our customers’ expectations. QIAGEN’s reputation as quality supplier is best in class in our industry and the foundation of our loyal global customer base. To achieve and maintain QIAGEN quality we established Total Quality Management systems in all our manufacturing facilities around the globe. These quality systems assure constant high quality as well as safe and effective medical devices. QIAGEN’s quality systems are certified according ISO 9001, ISO 13485, ISO 18385 as well as 21 CFR 820 and all other applicable medical device standards around the globe (see section “Government Regulations” in the Management Report). QIAGEN like other companies is exposed to the financial implications of recalls and other adverse events. Equipment failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks can lead to significant product liability claims. With a systematic quality and product safety management, QIAGEN meets the highest standards to protect shareholder value. In the period under review, there were no major recalls.

has set a goal to reduce the voluntary turnover rate to ensure business continuity, while still allowing for a healthy influx of fresh talent. Social matters QIAGEN’s mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We are committed to customers and patients to deliver innovative solutions that unlock new insights for scientific research, forensics, food safety or better treatment decisions. To leverage our leadership in Sample to Insight technologies and create value for our company and stakeholders, it is imperative to understand and target the diverse needs and expectations of our global customers. Only then can we develop ever more innovative and improved solutions. We understand and live up to our responsibility to customers and patients who depend on us for reliable, efficient workflows that enable molecular testing and help to unlock valuable insights. Customer Satisfaction Customer satisfaction is an integral part of the QIAGEN mission of “Making improvements in life possible” which is therefore under direct authority of the Chief Executive Officer. Our customers have high expectations on reliability, safety and ecological manufacturing of our products. We rely on close contact with our customers and incorporate their feedback into our product development process and service offers. MANAGEMENT REPORT Non-Financial Statement It is our commitment to customers to constantly improve customer experience acknowledging ever evolving customer requirements and expectations. QIAGEN has therefore established a global systematic approach to measure customer experience culminating in an aggregated Customer Experience Indicator. Performance of this indicator is embedded in our annual goal setting process and results are communicated to all employees on a monthly basis with the goal of ensuring a seamless and perfect customer experience to every customer, for all products and services along the workflows. With an average Customer Experience Indicator (CEI) of 1,467 of possible 2,000 points in 2017, we have managed to further maintain our strong performance, also exceeding our internal target for the year. The CEI is measured on a monthly basis through a set of internal KPIs (product and delivery performance, phone support, etc.) that are directly linked to customer experience in transactional interactions and a customer feedback survey program we are able to identify quickly and systematically areas for improvement while staying closely connected with our customers. Quality and Product Safety QIAGEN stands for quality. Since QIAGEN’s founding 30 years ago we are committed to ultimate quality and always strive to exceed our customers’ expectations. QIAGEN’s reputation as quality supplier is best in class in our industry and the foundation of our loyal global customer base. To achieve and maintain QIAGEN quality we established Total Quality Management systems in all our manufacturing facilities around the globe. These quality systems assure constant high quality as well as safe and effective medical devices. QIAGEN’s quality systems are certified according ISO 9001, ISO 13485, ISO 18385 as well as 21 CFR 820 and all other applicable medical device standards around the globe (see section “Government Regulations” in the Management Report). QIAGEN like other companies is exposed to the financial implications of recalls and other adverse events. Equipment failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks can lead to significant product liability claims. With a systematic quality and product safety management, QIAGEN meets the highest standards to protect shareholder value. In the period under review, there were no major recalls. Access to medicine QIAGEN is aware of the importance to provide access to healthcare and research products around the world. In developing countries with scarce resources, new ways are needed to ensure access to affordable diagnostics to help prevent and treat diseases. Especially infectious diseases and various malignancies require an early and precise detection to interrupt the infection chain and enable targeted treatment, yet many emerging countries lack educated personnel and technical infrastructures to employ latest, cutting-edge molecular testing technologies. For low-income countries in particular, early disease detection can significantly lower therapeutic costs and stop further dissemination more effectively. For QIAGEN, a strategic approach to access to novel diagnostic technologies can yield opportunities for growth, innovation, and unique partnerships. We focus on developing products and pricing frameworks that account for different levels of economic development and health care needs. By targeting widespread diseases such as cervical cancer or tuberculosis, we can provide the means to fight infectious and potentially fatal diseases. To support our growth strategy in emerging markets, we are constantly expanding our presence in these markets and adapting our products to local needs, if required. An example is the development of careHPV tests for high-risk human papillomavirus (HPV), the primary cause of cervical cancer. In corporation with the NGO PATH and support from the Bill & Melinda Gates Foundation, we developed a dedicated testing system for use in regions with limited healthcare-resources, such as Africa, Asia and Latin America. The main advantages of decentralized HPV testing are: immediate analysis at the point of care instant treatment decisions higher compliance of patients Our careHPV tests are already directly available in 19 countries worldwide. In the reporting period over 680,000 tests were distributed in total. Another example is our effort to advance diagnostics for tuberculosis (TB) in low income countries. Already in 2015, we have signed five-year memorandum of understanding with the NGO FIND to develop innovative and affordable 94tests to detect those patients with latent TB who are at risk of active TB. In 2017, our overall revenue share for the emerging markets rose by 13% to over $237 million. We are furthermore providing financial support to a number of organizations and initiatives focusing on global health projects. In 2017, we continued to work with organizations such as the International Agency for Research on Cancer in Tanzania, Basic Health International in El Salvador or the Pink Ribbon Red Ribbon initiative in different countries. Respect for human rights We believe that respect for human rights is an essential component of promoting sustainability in our global business. Our vision is to transition QIAGEN’s procurement towards leading practices by implementing global best- in-class procurement methods and standards in terms of processes and governance. This includes to ensure compliance with our mission “Making improvements in life possible” from which we derive our commitment towards sustainable practices and good corporate citizenship. We expect our employees as well as our business partner to comply with national regulations and with the specifications of our compliance manual that includes provisions with regard to human rights issues. Responsibility for implementing and overseeing these issues is assumed by HR department and Procurement. Respect for human

Access to medicine QIAGEN is aware of the importance to provide access to healthcare and research products around the world. In developing countries with scarce resources, new ways are needed to ensure access to affordable diagnostics to help prevent and treat diseases. Especially infectious diseases and various malignancies require an early and precise detection to interrupt the infection chain and enable targeted treatment, yet many emerging countries lack educated personnel and technical infrastructures to employ latest, cutting-edge molecular testing technologies. For low-income countries in particular, early disease detection can significantly lower therapeutic costs and stop further dissemination more effectively. For QIAGEN, a strategic approach to access to novel diagnostic technologies can yield opportunities for growth, innovation, and unique partnerships. We focus on developing products and pricing frameworks that account for different levels of economic development and health care needs. By targeting widespread diseases such as cervical cancer or tuberculosis, we can provide the means to fight infectious and potentially fatal diseases. To support our growth strategy in emerging markets, we are constantly expanding our presence in these markets and adapting our products to local needs, if required. An example is the development of careHPV tests for high-risk human papillomavirus (HPV), the primary cause of cervical cancer. In corporation with the NGO PATH and support MANAGEMENTfrom the Bill  REPORT& MelindNona G-Financialates Fo uStatementndation, we developed a dedicated testing system for use in regions with limited healthcare-resources, such as Africa, Asia and Latin America. The main advantages of decentralized HPV testing are: immediate analysis at the point of care instant treatment decisions higher compliance of patients Our careHPV tests are already directly available in 19 countries worldwide. In the reporting period over 680,000 tests were distributed in total. Another example is our effort to advance diagnostics for tuberculosis (TB) in low income countries. Already in 2015, we have signed five-year memorandum of understanding with the NGO FIND to develop innovative and affordable tests to detect those patients with latent TB who are at risk of active TB. In 2017, our overall revenue share for the emerging markets rose by 13% to over $237 million. We are furthermore providing financial support to a number of organizations and initiatives focusing on global health projects. In 2017, we continued to work with organizations such as the International Agency for Research on Cancer in Tanzania, Basic Health International in El Salvador or the Pink Ribbon Red Ribbon initiative in different countries. Respect for human rights We believe that respect for human rights is an essential component of promoting sustainability in our global business. Our vision is to transition QIAGEN’s procurement towards leading practices by implementing global best- in-class procurement methods and standards in terms of processes and governance. This includes to ensure compliance with our mission “Making improvements in life possible” from which we derive our commitment towards sustainable practices and good corporate citizenship. We expect our employees as well as our business partner to comply with national regulations and with the specifications of our compliance manual that includes provisions with regard to human rights issues. Responsibility for implementing and overseeing these issues is assumed by HR department and Procurement. Respect for human rights is part of our supplier code of conduct which contains binding rules for all suppliers. As part of our supplier selection process, we assess the suppliers’ policy with regard to human rights issues. In addition, first-tier suppliers have to confirm REACH, RoHS and SEC compliance as appropriate. Violations against human rights in our supply chain inherits reputational as well as legal risks for QIAGEN. Supplier audits are conducted if non-compliance is suspected. To our knowledge, there were no violations with regard to human rights in the reporting period. Conflict minerals Certain minerals (known as “conflict minerals”) have been linked with human rights abuses in the Democratic Republic of Congo and other conflict zones. QIAGEN has performed an extensive inquiry into the company’s supply chain to ensure that no conflict minerals from the Democratic Republic of Congo or adjoining countries are used in the company’s laboratory instruments. Our products consist of sample and assay kits, known as consumables, and automated instrumentation systems. We do not believe that any Conflict Minerals are necessary to the production or functionality of any of our consumable products. We conduct due diligence measures annually to determine the presence of Conflict Minerals in our instrumentation products and the source of any such Conflict Minerals. Because we do not purchase Conflict Minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their Conflict Minerals status. We disclosed our Conflict Minerals findings to the SEC for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the SEC annually. Anti-corruption and bribery matters Unethical behavior and non-compliance with laws and regulations has the potential to seriously harm our business. QIAGEN has established a comprehensive Compliance Program which translates legal and regulatory requirements as well as our fundamental values into clear, precise and understandable guidelines as our Corporate Code of Conduct and Ethics and supplementing specific policies for our employees. 95 Antitrust and Anti-corruption Special attention is paid to infringements of antitrust and anticorruption law because these can cause substantial financial or reputational damage (see section “Opportunities and Risks” in the Management Report) Our specific Antitrust and Anti-Corruption Policies set forth our commitment to ensure that QIAGEN and its subsidiaries abide by the antitrust and anti-corruption laws of the countries in which we operate. All our policies are provided to all employees worldwide. Online training reaches all employees in local language, supported by multiple communication resources. All new employees are required to take online training on our Corporate Code of Conduct and Ethics at a minimum. Additional trainings which are customized to the specific area of responsibility are mandatory. All employees in Sales and Marketing as well as Upper Management are required to take training on corruption and anti-trust laws. Such basic trainings are followed by refresher courses on a regular basis. We have established a hotline for reporting accounting-related concerns on an anonymous basis in good faith. We also offer a direct email and telephone hotline for employees to address questions or make suggestions for our Compliance Program. In the reporting period no cases with regard to antitrust or corruption had been reported. Our Compliance Program is overseen by the Compliance Committee under the leadership of the Head of Legal Affairs and Compliance, that coordinates our efforts, consisting of managers from Legal, Internal Audit, HR, Commercial Operations, Trade Compliance and Regulatory functions. The Compliance Program is overseen by the Audit Committee of the Supervisory Board.

rights is part of our supplier code of conduct which contains binding rules for all suppliers. As part of our supplier selection process, we assess the suppliers’ policy with regard to human rights issues. In addition, first-tier suppliers have to confirm REACH, RoHS and SEC compliance as appropriate. Violations against human rights in our supply chain inherits reputational as well as legal risks for QIAGEN. Supplier audits are conducted if non-compliance is suspected. To our knowledge, there were no violations with regard to human rights in the reporting period. Conflict minerals Certain minerals (known as “conflict minerals”) have been linked with human rights abuses in the Democratic Republic of Congo and other conflict zones. QIAGEN has performed an extensive inquiry into the company’s supply chain to ensure that no conflict minerals from the Democratic Republic of Congo or adjoining countries are used in the company’s laboratory instruments. Our products consist of sample and assay kits, known as consumables, and automated instrumentation systems. We MANAGEMENT REPORT Future Perspectives do not believe that any Conflict Minerals are necessary to the production or functionality of any of our consumable products. We conduct due diligence measures annually to determine the presence of Conflict Minerals in our instrumentation products and the source of any such Conflict Minerals. Because we do not purchase Conflict Minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their Conflict Minerals status. We disclosed our Conflict Minerals findings to the SEC for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the SEC annually. Anti-corruption and bribery matters Unethical behavior and non-compliance with laws and regulations has the potential to seriously harm our business. QIAGEN has established a comprehensive Compliance Program which translates legal and regulatory requirements as well as our fundamental values into clear, precise and understandable guidelines as our Corporate Code of Conduct and Ethics and supplementing specific policies for our employees. Antitrust and Anti-corruption Special attention is paid to infringements of antitrust and anticorruption law because these can cause substantial financial or reputational damage (see section “Opportunities and Risks” in the Management Report) Our specific Antitrust and Anti-Corruption Policies set forth our commitment to ensure that QIAGEN and its subsidiaries abide by the antitrust and anti-corruption laws of the countries in which we operate. All our policies are provided to all employees worldwide. Online training reaches all employees in local language, supported by multiple communication resources. All new employees are required to take online training on our Corporate Code of Conduct and Ethics at a minimum. Additional trainings which are customized to the specific area of responsibility are mandatory. All employees in Sales and Marketing as well as Upper Management are required to take training on corruption and anti-trust laws. Such basic trainings are followed by refresher courses on a regular basis. We have established a hotline for reporting accounting-related concerns on an anonymous basis in good faith. We also offer a direct email and telephone hotline for employees to address questions or make suggestions for our Compliance Program. In the reporting period no cases with regard to antitrust or corruption had been reported. Our Compliance Program is overseen by the Compliance Committee under the leadership of the Head of Legal Affairs and Compliance, that coordinates our efforts, consisting of managers from Legal, Internal Audit, HR, Commercial Operations, Trade Compliance and Regulatory functions. The Compliance Program is overseen by the Audit Committee of the Supervisory Board. The Head of Legal and Compliance coordinates investigations and enforcement as necessary and gives regular updates to the Executive Committee. In the reporting period QIAGEN had no legal actions pending or completed with regard to antitrust or corruption. More information about QIAGEN’s activities and the progress we are making is available online at https://corporate.qiagen.com/about-us/Sustainability/overview. 96

MANAGEMENT REPORT Future Perspectives Future Perspectives QIAGEN Perspectives for 2018 Building on global leadership in differentiated Sample to Insight solutions for molecular testing, QIAGEN expects to sustain its sales and earnings growth in 2018 and beyond. Delivering solutions that exceed the expectations of customers is a key competitive advantage in serving customers across the value chain, from healthcare users of Molecular Diagnostics to researchers in Academia and the pharmaceutical industry, as well as public safety laboratories. QIAGEN is two years into executing on mid-term strategic plans to enhance financial performance and returns to shareholders from 2016 through 2020. Focused investments in innovation and commercial support have created a faster sales trajectory for a set of growth drivers, while efficiency and capital allocation initiatives are delivering on operating leverage and increased profitability. In 2018 QIAGEN continues to focus on the expansion of its business activities for differentiated molecular testing solutions in fast-growing markets. QIAGEN’s growth engines include expanding the market for QuantiFERON-TB technology in tuberculosis control; driving the adoption of next-generation sequencing in clinical research and diagnostics; extending QIAGEN’s leadership in Personalized Healthcare for cancer and other diseases; increasing placements of the QIAsymphony platform with its growing menu of applications; and deepening QIAGEN’s long- standing leadership in innovative core technologies for sample processing. This portfolio is united by the Sample to Insight approach enabling customers to embrace efficient, automated workflows with integrated tools for interpreting molecular data. QuantiFERON-TB is growing rapidly as global efforts intensify to control tuberculosis (TB), the world’s most deadly infectious disease. As the most accurate, cost-effective screening test for latent TB infection, QuantiFERON-TB is displacing the antiquated tuberculin skin test. The fourth-generation QuantiFERON-TB Gold Plus test launched in the United States in 2017, after adoption in more than 75 other countries. This new test will be introduced in Japan in 2018. Also in 2018, QIAGEN and DiaSorin plan to offer customers a state-of-the-art automation option to run QuantiFERON-TB Gold Plus on 7,000-plus DiaSorin LIAISON analyzers worldwide. Next-generation sequencing (NGS) is rapidly emerging from elite research labs into clinical research and diagnostics because high-throughput analysis enables new depths of genomic insights. In 2017, QIAGEN sales of NGS solutions grew at double-digit rates, passing $115 million. We are targeting more than $140 million in 2018. Our broad portfolio of “universal” solutions includes the leading sample technologies, “Digital NGS” assays and bioinformatics. The GeneReader NGS System, the first purpose-built NGS system for clinical panel testing, is gaining acceptance. In 2017, we expanded GeneReader’s capabilities and content menu and added the platform to Pharma collaborations. In China, QIAGEN launched a joint venture with a leading IVD company to accelerate adoption of the GeneReader system. Personalized healthcare, using a patient’s unique genomic characteristics to guide treatment decisions, is driving the growth of QIAGEN’s companion diagnostics and collaborations with Pharma companies. As the leading independent developer of companion diagnostics, QIAGEN achieved a milestone of 25 master collaborations in 2017, with15 new co-development projects, including groundbreaking projects to develop diagnostics guiding immuno-oncology therapies. QIAGEN is the only industry partner developing companion diagnostics for both PCR and NGS platforms. At least five FDA approvals or submissions are planned in 2018. QIAsymphony, a medium-throughput platform for Sample to Insight analysis with polymerase chain reaction (PCR) as well as efficient sample preparation for other needs, soundly beat its target of 2,000 cumulative placements in 2017. 97

Future Perspectives QIAGEN Perspectives for 2018 Building on global leadership in differentiated Sample to Insight solutions for molecular testing, QIAGEN expects to sustain its sales and earnings growth in 2018 and beyond. Delivering solutions that exceed the expectations of customers is a key competitive advantage in serving customers across the value chain, from healthcare users of Molecular Diagnostics to researchers in Academia and the pharmaceutical industry, as well as public safety laboratories. QIAGEN is two years into executing on mid-term strategic plans to enhance financial performance and returns to shareholders from 2016 through 2020. Focused investments in innovation and commercial support have created a faster sales trajectory for a set of growth drivers, while efficiency and capital allocation initiatives are delivering on operating leverage and increased profitability. In 2018 QIAGEN continues to focus on the expansion of its business activities for differentiated molecular testing solutions in fast-growing markets. QIAGEN’s growth engines include expanding the market for QuantiFERON-TB technology in tuberculosis control; driving the adoption of next-generation sequencing in clinical research and diagnostics; extending QIAGEN’s leadership in Personalized Healthcare for cancer and other diseases; increasing placements of the QIAsymphony platform with its growing menu of applications; and deepening QIAGEN’s long- standing leadership in innovative core technologies for sample processing. This portfolio is united by the Sample to Insight approach enabling customers to embrace efficient, automated workflows with integrated tools for interpreting molecular data. QuantiFERON-TB is growing rapidly as global efforts intensify to control tuberculosis (TB), the world’s most deadly infectious disease. As the most accurate, cost-effective screening test for latent TB infection, QuantiFERON-TB is displacing the antiquated tuberculin skin test. The fourth-generation QuantiFERON-TB Gold Plus test launched in the United States in 2017, after adoption in more than 75 other countries. This new test will be introduced in Japan in 2018. Also in 2018, QIAGEN and DiaSorin plan to offer customers a state-of-the-art automation option to run QuantiFERON-TB Gold Plus on 7,000-plus DiaSorin LIAISON analyzers worldwide. Next-generation sequencing (NGS) is rapidly emerging from elite research labs into clinical research and diagnostics because high-throughput analysis enables new depths of genomic insights. In 2017, QIAGEN sales of NGS solutions grew at double-digit rates, passing $115 million. We are targeting more than $140 million in 2018. Our broad portfolio of “universal” solutions includes the leading sample technologies, “Digital NGS” assays and bioinformatics. The GeneReader NGS System, the first purpose-built NGS system for clinical panel testing, is gaining acceptance. In 2017, we expanded GeneReader’s capabilities and content menu and added the platform to Pharma collaborations. In China, QIAGEN launched a joint venture with a leading IVD company to accelerate adoption of the GeneReader system. MANAGEMENT REPORT Future Perspectives Personalized healthcare, using a patient’s unique genomic characteristics to guide treatment decisions, is driving the growth of QIAGEN’s companion diagnostics and collaborations with Pharma companies. As the leading independent developer of companion diagnostics, QIAGEN achieved a milestone of 25 master collaborations in 2017, with15 new co-development projects, including groundbreaking projects to develop diagnostics guiding immuno-oncology therapies. QIAGEN is the only industry partner developing companion diagnostics for both PCR and NGS platforms. At least five FDA approvals or submissions are planned in 2018. QIAsymphony, a medium-throughput platform for Sample to Insight analysis with polymerase chain reaction (PCR) as well as efficient sample preparation for other needs, soundly beat its target of 2,000 cumulative placements in 2017. Consumable sales achieved double-digit growth. The QIAsymphony SP module is the market-leading “front end” solution for reliable, automated processing of samples, including liquid biopsies – a critical need in NGS as well as PCR. QIAGEN expects to launch several new regulator-approved diagnostic tests for QIAsymphony in 2018 and has set a target of 2,300 cumulative placements by year-end. Differentiated core technologies, enabling labs to efficiently process samples and obtain high-quality DNA and RNA for testing, built QIAGEN’s global reputation– and continue to drive growth with innovative solutions to new challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our focus is on rapidly growing applications in research and diagnostics such as liquid biopsies, single-cell analysis, epigenetics and the microbiome. By leading the way in innovative sample processing solutions, QIAGEN continues to generate double- digit growth in differentiated technologies. Bioinformatics continues to grow rapidly as QIAGEN adds software applications and augments our expertly curated, literature-based datasets to offer new insights. In 2017, we acquired OmicSoft Corporation to address customers’ growing need to access and manage huge amounts of data on DNA, RNA and other “omics.” QIAGEN Clinical Insight (QCI) software added an important tool for precision medicine by automating guidelines for use of next- generation sequencing in cancer. Bioinformatics promises to help drive growth as a standalone franchise and a value-added element in Sample to Insight workflows. QIAGEN also creates value with targeted acquisitions expanding our presence in fast-growing fields. In early 2018, QIAGEN agreed to acquire STAT-Dx and its portfolio of multiplex diagnostics for syndromes such as serious respiratory or gastrointestinal infections. Pending the completion of the acquisition, QIAGEN plans to launch the first two tests, extensive respiratory and gastrointestinal panels, in Europe and other markets in the second half of 2018, followed by U.S. launch pending regulatory clearance in 2019.  QIAGEN has begun to streamline its product portfolio by divesting smaller activities to focus on growth opportunities. In late 2017 and early 2018, we stopped commercialization of some non-core PCR tests in China and transferred the HPV test franchise there (including R&D, distribution, and related staff and infrastructure) to a third-party company in China. This will free up resources to support QuantiFERON-TB, NGS and the Life Sciences portfolio. Ongoing actions to improve efficiency are expected to continue to benefit results in 2018. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. Digital channels account for a growing portion of sales (reaching 37% in 2017). Global Economic Perspectives for 2018 A broad-based global recovery is driving expectations for continued growth in economic output, with a slight acceleration in 2018 from stronger-than-expected 2017 expansion. The World Bank forecasts global GDP growth of 3.1% in 2018, up from 3.0% in 2017, and moderating back to 3.0% in 2019. The momentum reflects a rebound in investment, manufacturing and trade amid continued low interest rates, firming commodity prices and rising confidence. Risks remain, including geopolitical unrest, a shift toward tighter monetary policy and the possibility of a financial market disruption. In the United States, recently enacted tax reform is expected to stimulate investment and output. Europe, which saw demand strengthen in 2017, may expand at a more moderate pace in 2018. China is expected to continue gradual cooling of its rapid growth, amid brisk expansion across emerging markets broadly. Japan remains in a slow-growth trend. Economic momentum tends to benefit the business environment for QIAGEN, while a downturn could hurt customer funding budgets. Currency exchange rates also affect results reported in U.S. dollars. 98

Consumable sales achieved double-digit growth. The QIAsymphony SP module is the market-leading “front end” solution for reliable, automated processing of samples, including liquid biopsies – a critical need in NGS as well as PCR. QIAGEN expects to launch several new regulator-approved diagnostic tests for QIAsymphony in 2018 and has set a target of 2,300 cumulative placements by year-end. Differentiated core technologies, enabling labs to efficiently process samples and obtain high-quality DNA and RNA for testing, built QIAGEN’s global reputation– and continue to drive growth with innovative solutions to new challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our focus is on rapidly growing applications in research and diagnostics such as liquid biopsies, single-cell analysis, epigenetics and the microbiome. By leading the way in innovative sample processing solutions, QIAGEN continues to generate double- digit growth in differentiated technologies. Bioinformatics continues to grow rapidly as QIAGEN adds software applications and augments our expertly curated, literature-based datasets to offer new insights. In 2017, we acquired OmicSoft Corporation to address customers’ growing need to access and manage huge amounts of data on DNA, RNA and other “omics.” QIAGEN Clinical Insight (QCI) software added an important tool for precision medicine by automating guidelines for use of next- generation sequencing in cancer. Bioinformatics promises to help drive growth as a standalone franchise and a value-added element in Sample to Insight workflows. QIAGEN also creates value with targeted acquisitions expanding our presence in fast-growing fields. In early 2018, QIAGEN agreed to acquire STAT-Dx and its portfolio of multiplex diagnostics for syndromes such as serious respiratory or gastrointestinal infections. Pending the completion of the acquisition, QIAGEN plans to launch the first two tests, extensive respiratory and gastrointestinal panels, in Europe and other markets in the second half of 2018, followed by U.S. launch pending regulatory clearance in 2019.  QIAGEN has begun to streamline its product portfolio by divesting smaller activities to focus on growth opportunities. In late 2017 and early 2018, we stopped commercialization of some non-core PCR tests in China and transferred the HPV test franchise there (including R&D, distribution, and related staff and infrastructure) to a third-party company in China. This will free up resources to support QuantiFERON-TB, NGS and the Life Sciences portfolio. Ongoing actions to improve efficiency are expected to continue to benefit results in 2018. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. Digital channels account for a growing portion of sales (reaching 37% in 2017). MANAGEMENT REPORT Future Perspectives Global Economic Perspectives for 2018 A broad-based global recovery is driving expectations for continued growth in economic output, with a slight acceleration in 2018 from stronger-than-expected 2017 expansion. The World Bank forecasts global GDP growth of 3.1% in 2018, up from 3.0% in 2017, and moderating back to 3.0% in 2019. The momentum reflects a rebound in investment, manufacturing and trade amid continued low interest rates, firming commodity prices and rising confidence. Risks remain, including geopolitical unrest, a shift toward tighter monetary policy and the possibility of a financial market disruption. In the United States, recently enacted tax reform is expected to stimulate investment and output. Europe, which saw demand strengthen in 2017, may expand at a more moderate pace in 2018. China is expected to continue gradual cooling of its rapid growth, amid brisk expansion across emerging markets broadly. Japan remains in a slow-growth trend. Economic momentum tends to benefit the business environment for QIAGEN, while a downturn could hurt customer funding budgets. Currency exchange rates also affect results reported in U.S. dollars. Industry Perspectives for 2018 The value of genomic insights is increasingly recognized in medicine and other fields, offering opportunities for QIAGEN to sustain its growth trajectory in 2018 and beyond. Discovery and innovation continue to drive market expansion. Molecular diagnostics is growing briskly as healthcare providers adopt genomic testing to evaluate and monitor patients for cancer, infectious diseases and other conditions. Personalized medicine, using molecular tests to guide treatment decisions, is expanding rapidly as new discoveries develop into marketed therapies. In 2017, the U.S. Food and Drug Administration for the first-time approved use of an oncology drug based on results of genetic biomarker tests rather than the location of the cancer. Also in 2017, the FDA approved the first CAR T-cell therapies, which genetically modify immune cells to fight cancer. These developments presage a wave of new therapies based on genomic insights. Molecular diagnostics also are migrating from research institutions into hospitals in need of quick, accurate results – driving demand for standardized tests and automated workflows. Diagnostic customers embrace a range of diverse technologies, ranging from single-target or multiplex PCR analysis to in-depth next- generation sequencing. In each application, easy-to-use technologies and decision-support software are critical. Life science research in Academia and the Pharma industry rely on novel sample and sequencing technologies for discovery of disease pathways and biomarkers, and increasingly to guide drug development and clinical trials. Applications of molecular testing also are expanding for public safety needs such as forensics and environmental monitoring. Subsequent Events On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares beginning in 2018 as well as the acquisition of STAT-Dx for approximately $147 million in cash and additional payments of up to approximately $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in 2018 and funded from existing cash reserves. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. 99

Corporate Governance and Com pensation 102 Overview 103 Managing Board 105 Supervisory Board 116 Share Ownership 118 Additional Information

Overview We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of The Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the New York Stock Exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards or state the deviations recorded in the period. A brief summary of the principal differences follows. Corporate Structure QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch public limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well- functioning system of checks and balances. 102

CORPORATE GOVERNANCE AND COMPENSATION Overview / Managing Board Managing Board General The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results and is expected to act in a sustainable manner by focusing on long-term value creation in the performance of their work. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. Under Dutch Law, QIAGEN's Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee, which is comprised of the CEO, the CFO and certain experienced leaders who have responsibilities for the operational management of the Company and the achievement of its objectives and results. The Managing Board has ultimate responsibility for the Company’s external reporting and is answerable to shareholders of the Company at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Managing Board is required to render account for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders. Composition and Appointment The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two- thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year. Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board. Our Managing Directors for the year ended December 31, 2017 and their ages as of January 31, 2018, are as follows Managing Directors Name Age Position Peer M. Schatz 52 Managing Director, Chief Executive Officer Roland Sackers 49 Managing Director, Chief Financial Officer 103

CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries: Peer M. Schatz, 52, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is Managing Director of PS Capital Management GmbH. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields. Roland Sackers, 49, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom. Conflicts of Interest, Loans or Similar Benefits Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. A Managing Director that has a personal conflict of interest will not participate in the decision making process regarding such item. QIAGEN has not entered into any such transactions in 2017. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board. 104

CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board Supervisory Board General The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the manner in which the Management Board implements the long-term value creation strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2017, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self- evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. Composition and Appointment The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code. Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two- thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient. Our Supervisory Directors for the year ended December 31, 2017 and their ages as of January 31, 2018, are as follows: Supervisory Directors 105

Supervisory Board General The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the manner in which the Management Board implements the long-term value creation strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2017, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self- evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. Composition and Appointment The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code. CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two- thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient. Our Supervisory Directors for the year ended December 31, 2017 and their ages as of January 31, 2018, are as follows: Supervisory Directors Name Age Nationality Gender Position Stéphane Bancel 45 French Male Supervisory Director, Member of the Compensation Committee,  Audit Committee and Science and Technology Committee Dr. Håkan Björklund 61 Swedish Male Supervisory Director, Member of the Compensation Committee and Selection and Appointment Committee Dr. Metin Colpan 63 German Male Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee Prof. Dr. Manfred Karobath 77 Austrian Male Chairman of the Supervisory Board, Supervisory Director, Chairman of the Selection and Appointment Committee, Member of the Compensation Committee and Member of the Science and Technology Committee Dr. Ross L. Levine 46 U.S. Male Supervisory Director and Member of the Science and Technology Committee Dr. Elaine Mardis 55 U.S. Female Supervisory Director and Member of the Science and Technology Committee Lawrence A. Rosen 60 U.S. Male Supervisory Director and Chairman of the Audit Committee Elizabeth E. Tallett 68 U.S. Female Supervisory Director, Chairwoman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries: Stéphane Bancel, 45, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School. Dr. Håkan Björklund, 61, was appointed as a new Supervisory Board Member in March 2017. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. Under Mr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors at Acino International AG, Swedish Orphan Biovitrum AB (Sobi), BONESUPPORT AB and Trimb Healthcare AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. Dr. Metin Colpan, 63, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has s106erved as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide

Name Age Nationality Gender Position Stéphane Bancel 45 French Male Supervisory Director, Member of the Compensation Committee,  Audit Committee and Science and Technology Committee Dr. Håkan Björklund 61 Swedish Male Supervisory Director, Member of the Compensation Committee and Selection and Appointment Committee Dr. Metin Colpan 63 German Male Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee Prof. Dr. Manfred Karobath 77 Austrian Male Chairman of the Supervisory Board, Supervisory Director, Chairman of the Selection and Appointment Committee, Member of the Compensation Committee and Member of the Science and Technology Committee Dr. Ross L. Levine 46 U.S. Male Supervisory Director and Member of the Science and Technology Committee Dr. Elaine Mardis 55 U.S. Female Supervisory Director and Member of the Science and Technology Committee Lawrence A. Rosen 60 U.S. Male Supervisory Director and Chairman of the Audit Committee Elizabeth E. Tallett 68 U.S. Female Supervisory Director, Chairwoman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries: Stéphane Bancel, 45, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School. Dr. Håkan Björklund, 61, was appointed as a new Supervisory Board Member in March 2017. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, through his current role as Operating Executive at CORPORATEAvista Ca pGOVERNANCEital Partners AND, as  COMPENSATIONwell as through Supervisoryprevious r oBoardles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. Under Mr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors at Acino International AG, Swedish Orphan Biovitrum AB (Sobi), BONESUPPORT AB and Trimb Healthcare AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. Dr. Metin Colpan, 63, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Professor Dr. Manfred Karobath, 77, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. In 2016, Prof. Karobath was appointed as Chairman of the Supervisory Board. He joined the Science and Technology Committee in 2014 and the Compensation Committee in 2016. He is also the Chairman of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Ross L. Levine, 46, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College. Dr. Elaine Mardis, 55, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improving our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, Caperna LLC, and Interpreta LLC. She also serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. Lawrence A. Rosen, 60, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in 107 charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Professor Dr. Manfred Karobath, 77, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. In 2016, Prof. Karobath was appointed as Chairman of the Supervisory Board. He joined the Science and Technology Committee in 2014 and the Compensation Committee in 2016. He is also the Chairman of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Ross L. Levine, 46, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College. Dr. Elaine Mardis, 55, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improving our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, Caperna LLC, and Interpreta LLC. She also serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. Lawrence A. Rosen, 60, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan. Elizabeth E. Tallett, 68, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania. Conflicts of Interest, Loans or Similar Benefits Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. A Supervisory Director that has a personal conflict of interest will not participate in the decision making process regarding such item. In 2017 neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board. Committees of the Supervisory Board The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members: Member of Audit Member of ember of Selection and Member of Science and Name of Supervisory Director(1) Committee Compensation Committee Appointment Technology Committee Stéphane Bancel * * * Dr. Håkan Björklund * * Dr. Metin Colpan * *  (Chairman) Prof. Dr. Manfred Karobath * *  * (Chairman) 108 Dr. Ross L. Levine * Dr. Elaine Mardis * Lawrence A. Rosen *  (Chairman) Stéphane Bancel * *  * (Chairman)

Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan. Elizabeth E. Tallett, 68, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania. Conflicts of Interest, Loans or Similar Benefits Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. A Supervisory Director that has a personal conflict of interest will not participate in the decision making process regarding such item. In 2017 neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board. CORPORATEComm iGOVERNANCEttees of AND th eCOMPENSATION SupervisSupervisoryory Bo Boardard The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members: Member of Audit Member of ember of Selection and Member of Science and Name of Supervisory Director(1) Committee Compensation Committee Appointment Technology Committee Stéphane Bancel * * * Dr. Håkan Björklund * * Dr. Metin Colpan * *  (Chairman) Prof. Dr. Manfred Karobath * *  * (Chairman) Dr. Ross L. Levine * Dr. Elaine Mardis * Lawrence A. Rosen *  (Chairman) Stéphane Bancel * *  * (Chairman) We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Audit Committee The Audit Committee currently consists of three members, Mr. Rosen (Chairman), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self- evaluation of its activities on an annual basis. The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2017 and met with the external auditor excluding members of the Managing Board in July 2017. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. 109 Compensation Committee The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of four members, Ms.

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Audit Committee The Audit Committee currently consists of three members, Mr. Rosen (Chairman), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self- evaluation of its activities on an annual basis. The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2017 and met with the external auditor excluding members of the Managing Board in July 2017. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. Compensation Committee The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of four members, Ms. Tallett (Chairwoman), Professor Karobath, Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2017. Selection and Appointment Committee The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Professor Karobath (Chairman), Dr. Colpan, Ms. Tallett and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee did not meet in 2017. Science and Technology Committee The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met six times in 2017. Diversity within the Management Board and Supervisory Board The Dutch Civil Code provided for statutory provisions to ensure a balanced representation of men and women on the Management Board and Supervisory Boards until January 1, 2016. These statutory rules have expired, but a new bill entered into force on April 13, 2017, extending the provision on gender balance to December 31, 2019. B110alanced representation of men and women is deemed to exist if at least 30 percent of the seats were filled by men and at least 30 percent are filled by women. Within the meaning of the new legislation, our Management Board and Supervisory Board currently do not qualify as balanced. QIAGEN recognizes the benefits of diversity, including gender balance. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN feels that gender is only one part of diversity and strives for a diverse composition in the Managing Board and Supervisory Board also in terms of other factors such as age, nationality, public reputation, industry or academic background. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result a number of women are in key leadership roles, particularly in leading commercial and operational positions around the world. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. In line with this long-standing commitment, QIAGEN's Selection and Appointment committee will continue selecting future members of the Managing Board and Supervisory Board with due observance of its aim to have a diverse leadership team on the basis of gender, but also on the basis of age, wide ranging experience, backgrounds, skills, knowledge and insight. This all without compromising QIAGEN's commitment to hiring the best individuals for those positions. More information about diversity within the Board other than gender, can be found in below under the section Dutch Corporate Governance Code - Comply or explain.

Tallett (Chairwoman), Professor Karobath, Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2017. Selection and Appointment Committee The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Professor Karobath (Chairman), Dr. Colpan, Ms. Tallett and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee did not meet in 2017. Science and Technology Committee The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met six times in 2017. Diversity within the Management Board and Supervisory Board The Dutch Civil Code provided for statutory provisions to ensure a balanced representation of men and women on the Management Board and Supervisory Boards until January 1, 2016. These statutory rules have expired, but a new bill entered into force on April 13, 2017, extending the provision on gender balance to December 31, 2019. Balanced representation of men and women is deemed to exist if at least 30 percent of the seats were filled by men and at least 30 percent are filled by women. Within the meaning of the new legislation, our Management Board and Supervisory Board currently do not qualify as balanced. QIAGEN recognizes the benefits of diversity, including gender balance. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN feels that gender is only one part of diversity and strives for a diverse composition in the Managing Board and Supervisory Board also in terms of other factors such as age, nationality, public reputation, industry or academic background. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result a number of women are in key leadership roles, particularly in leading commercial and operational positions around the world. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. In line with this long-standing commitment, QIAGEN's Selection and Appointment committee will continue selecting future members of the Managing Board and Supervisory Board with due observance of its aim to have a diverse leadership team on the basis of gender, but also on the basis of age, wide ranging experience, backgrounds, skills, knowledge and insight. This all without compromising QIAGEN's commitment to hiring the best individuals for those positions. More information about diversity within the Board other than gender, can be found in below under the section Dutch Corporate Governance Code - Comply or explain. Compensation of Managing Board Members and Supervisory Directors Remuneration policy The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest. The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries. The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short- term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets. The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car. 111 The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level. The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years. The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent. Managing Board compensation The compensation granted to the members of the Managing Board in 2017 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long- term equity incentives that were awarded based on individual performance.

Compensation of Managing Board Members and Supervisory Directors Remuneration policy The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest. The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries. CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short- term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets. The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car. The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level. The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years. The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent. Managing Board compensation The compensation granted to the members of the Managing Board in 2017 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long- term equity incentives that were awarded based on individual performance. In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which provides that future annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period. In 2016, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a two-year plan covering 2017 and 2018 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on two-year goals as defined within QIAGEN’s five-year business plan covering the period from 2017 until the end of 2022. The targets for vesting were set and approved by the Supervisory Board. The table below state the amounts earned on an accrual basis by our Managing Board members in 2017. For the year ended December 31, 2017 (in US$ thousands, except for number of award grants) Peer M. Schatz Roland Sackers 112Fixed Salary $ 1,192 $ 535 Other(1) 5 38 Total fixed income 2017 $ 1,197 $ 573 Short-term variable cash bonus 671 237 Total short-term income 2017 $ 1,868 $ 810 Defined contribution on benefit plan $ 74 $ 76 Number of performance stock units granted 2017(2) 445,000 186,075 Related recognized compensation expense $ 1,764 $ 439 (1) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements. (2) The Performance Stock Units Granted amount includes a special incentive grant of 100,000 PSUs which was not achieved. The total recognized compensation expense in accordance with IFRS 2 in the year 2017 (2016) for stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share- based payments in kind of a bonus amounted to $10.7 million ($9.2 million) for Mr. Schatz and $3.2 million ($2.7 million) for Mr. Sackers. Based on such valuations the total compensation including recognized compensation expenses in the year 2017 (2016) for members of the Managing Board was $16.7 million ($14.0 million), and amounts $12.6 million ($10.6 million) for Mr. Schatz and $4.1 million ($3.4 million) for Mr. Sackers. Total non-periodical remuneration according Dutch Civil Code included in total compensation for the Managing Board was $3.1 million ($2.8 million) and amounts $2.4 million ($2.3 million) for Mr. Schatz and $0.7 million ($0.6 million) for Mr. Sackers.

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The targets for vesting were set and approved by the Supervisory Board. The table below state the amounts earned on an accrual basis by our Managing Board members in 2017. The table below state the amounts earned on an accrual basis by our Managing Board members in 2017. For the year ended December 31, 2017 (in US$ thousands, except for number of award grants) Peer M. Schatz Roland Sackers Foixre tdh eS ayelaarry ended December 31, 2017 (in US$ thousands, except for number of award grants) Peer M$.  S1c,h1a9t2z Roland Sa$c 5ke3r5s OFixtheedr (S1a) lary $ 1,1925 $ 5385 OTotthael rf(i1x)ed income 2017 $ 1,1957 $ 53783 STohtoarlt -ftiexremd  viancrioamblee  2c0a1sh7 bonus $ 1,617917 $ 253773 TSohtoarlt -stehromrt -vtearrmia binlceo cmaesh 2 b0o1n7us $ 1,866781 $ 283170 DToetfainl esdho crot-tnetrmib uinticoonm oen  2b0e1ne7fit plan $ 1$,8 7648 $$ 8 7160 DNeufminbeedr  coof nptreibrfuotrimona nocne b setoncekfi tu pnliatsn granted 2017(2) 445,$0 0704 186,$0 756 NReulamtebde rr eocf opgenrfiozremda cnocme psetoncska tuionnit se gxpraenntseed 2017(2) 4$4 51,070604 186$, 047359 Related recognized compensation expense $ 1,764 $ 439 (1) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. 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(2) The Performance Stock Units Granted amount includes a special incentive grant of 100,000 PSUs which was not Tahchei etovteadl. recognized compensation expense in accordance with IFRS 2 in the year 2017 (2016) for stock units Tinhcelu tdoitnagl  rreeccooggnnizizeedd  ceoxmppeennsesas tfiorn  eeqxupiteyn asew ianr dasc cgorradnatendc ei nw pitrhe vIFioRuSs  2y eina rtsh ea sy ewaerl l2 a0s1 f7o r( 2a0ny1 6n)o fno-pr esrtoiocdki cuanli tshare- ibnacsluedi npga yremceongtsn iizne kdi nedx poef nas ebso fnours e aqmuiotyu natweda rtdo s$ g1r0a.n7te md iilnlio pnr e($vi9o.u2s  myeilalirosn a) sfo wr eMll ra. sS cfohra atzn ya nndo n$-3pe.2ri omdiillcioanl  s(h$a2r.e7- bmailslieodn )p faoyr mMern.t sS ainc kkeinrsd. of a bonus amounted to $10.7 million ($9.2 million) for Mr. Schatz and $3.2 million ($2.7 million) for Mr. Sackers. Based on such valuations the total compensation including recognized compensation expenses in the year 2017 (B2a0s1ed6 )o fno rs umcehm vbaelursa toiof nths et hMe atontaagl icnogm Bpoeanrsda twioans  in$c1lu6d.7in mg irleliocong (n$i1z4ed.0 c momillpioenn)s,a atinodn  aemxpoeunnstes s$ i1n2 t.h6e  myeilaliro n2 0($1170.6 (m2i0lli1o6n))  fforr  mMerm. Sbcehrsa tozf  athned  M$4a.n1a gminillgio Bno (a$r3d. 4w amsi l$lio1n6). 7fo rm Millrio. nS a($ck1e4r.s0.  Tmoitlalilo no),n a-pnedr iaomdiocuanl trse m$1u2ne.6ra mtioilnli oanc c($o1rd0i.n6g mDuiltlciohn C) fiovirl  MCor.d Sec ihnactlzu daendd  in$ 4to.1ta lm ciollimopn e(n$s3a.t4io mn ifloliro nth) ef oMr aMnra. gSiancgk Berosa. rTdo wtaal sn o$n3-p.1e rmioidlliocanl  (r$e2m.8un meriallitoionn) anccdording Damutochun Ctsi v$il2 C.4o dmei lliinocnlu (d$e2d.3 in m toilltiaoln c) ofmorp Menrs. aSticohna tfzo ra tnhde  $M0a.7na mgilnligo nB o($a0rd.6 w maisl li$o3n.)1 f omr iMllior.n S (a$c2k.e8r sm. illion) and amounts $2.4 million ($2.3 million) for Mr. Schatz and $0.7 million ($0.6 million) for Mr. Sackers. Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2017, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com. Supervisory Board compensation In early 2014, we conducted a board remuneration benchmark review of 36 peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals. Based on the results of this review, the Supervisory Board remuneration was aligned to the applicable market standards to reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NYSE listed company subject to U.S. regulations and the fact that five of the eight Supervisory Board members are residing in the United States. The Supervisory Board compensation for 2017 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows: Fee payable to the Chairman of the Supervisory Board $ 150,000 113 Fee payable to the Vice Chairman of the Supervisory Board $ 90,000 Fee payable to each member of the Supervisory Board $ 57,500 Additional compensation payable to members holding the following positions: Chairman of the Audit Committee $ 25,000 Chairman of the Compensation Committee $ 18,000 Chairman of the Selection and Appointment Committee and other board committees $ 12,000 Fee payable to each member of the Audit Committee $ 15,000 Fee payable to each member of the Compensation Committee $ 11,000 Fee payable to each member of the Selection and Appointment Committee and other $ 6,000 Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year. Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board. The following table summarizes the total compensation paid to the members of the Supervisory Board in 2017: For the year ended December 31, 2017 (in US$ Fixed Chairman / Committee Number of restricted stock thousands, except for number of share grants) remuneration Chairwoman membership Total(1) units granted Stéphane Bancel $ 57.5 — 32.0 $ 89.5 10,732 Dr. Håkan Björklund $ 43.1 — 12.8 $ 55.9 — Dr. Metin Colpan $ 57.5 12.0 6.0 $ 75.5 10,732 Prof. Dr. Manfred Karobath $ 150.0 12.0 17.0 $ 179.0 10,732 Dr. Ross L. Levine $ 57.5 — 6.0 $ 63.5 10,732 Dr. Elaine Mardis $ 57.5 — 6.0 $ 63.5 10,732 Lawrence A. Rosen $ 57.5 25.0 — $ 82.5 10,732 Elizabeth E. Tallett $ 57.5 18.0 21.0 $ 96.5 10,732 ( ) b d f l d f l dd d b d h h

Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2017, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com. CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board Supervisory Board compensation In early 2014, we conducted a board remuneration benchmark review of 36 peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals. Based on the results of this review, the Supervisory Board remuneration was aligned to the applicable market standards to reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NYSE listed company subject to U.S. regulations and the fact that five of the eight Supervisory Board members are residing in the United States. The Supervisory Board compensation for 2017 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows: Fee payable to the Chairman of the Supervisory Board $ 150,000 Fee payable to the Vice Chairman of the Supervisory Board $ 90,000 Fee payable to each member of the Supervisory Board $ 57,500 Additional compensation payable to members holding the following positions: Chairman of the Audit Committee $ 25,000 Chairman of the Compensation Committee $ 18,000 Chairman of the Selection and Appointment Committee and other board committees $ 12,000 Fee payable to each member of the Audit Committee $ 15,000 Fee payable to each member of the Compensation Committee $ 11,000 Fee payable to each member of the Selection and Appointment Committee and other $ 6,000 Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year. Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board. The following table summarizes the total compensation paid to the members of the Supervisory Board in 2017: For the year ended December 31, 2017 (in US$ Fixed Chairman / Committee Number of restricted stock thousands, except for number of share grants) remuneration Chairwoman membership Total(1) units granted Stéphane Bancel $ 57.5 — 32.0 $ 89.5 10,732 Dr. Håkan Björklund $ 43.1 — 12.8 $ 55.9 — Dr. Metin Colpan $ 57.5 12.0 6.0 $ 75.5 10,732 Prof. Dr. Manfred Karobath $ 150.0 12.0 17.0 $ 179.0 10,732 Dr. Ross L. Levine $ 57.5 — 6.0 $ 63.5 10,732 Dr. Elaine Mardis $ 57.5 — 6.0 $ 63.5 10,732 Lawrence A. Rosen $ 57.5 25.0 — $ 82.5 10,732 Elizabeth E. Tallett $ 57.5 18.0 21.0 $ 96.5 10,732 (1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein. The total recognized compensation expense in accordance with IFRS 2 in the year 2017 (2016) for long-term compensation of restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $1.6 million ($1.3 million) and includes $269.0 thousand ($160.2 thousand) for Mr. Bancel, no amounts for Mr. Björklund, $339.4 thousand ($244.1 thousand) for Mr. Colpan, $201.9 thousand ($239.3 thousand) for Mr. Karobath, $55.4 thousand ($0) for Mr. Levine, $218.8 thousand ($92.6 thousand) for Ms. Mardis, $268.9 thousand ($160.2 thousand) for Mr. Rosen and $201.9 thousand ($239.3 thousand) for Ms. Tallett. The total recognized compensation expenses for members of the Supervisory Board in 2017 (2016) for short-term and long-term compensation totaled $2.3 million ($2.0 million) and includes amounts of $358.5 thousand ($249.7 thousand) for Mr. Bancel, $55.9 thousand ($0) for Mr. Björklund, $414.9 thousand ($319.6 thousand) for Mr. 114 Colpan, $380.9 thousand ($388.8 thousand) for Mr. Karobath, $118.9 thousand ($31.8 thousand) for Mr. Levine, $282.3 thousand ($156.1 thousand) for Ms. Mardis, $351.4 thousand ($242.7 thousand) for Mr. Rosen, and $298.4 thousand ($329.3 thousand) for Ms. Tallett. Total non-periodical remuneration according Dutch Civil Code included in total compensation in 2017 (2016), which includes the expense related to the short-term variable cash bonus and the expense related to the long-term compensation of equity awards granted in 2017 (2016), totaled $0.6 million ($0.3 million) and includes amounts of $55.4 thousand ($14.4 thousand) for Mr. Bancel, $55.4 thousand ($29.4 thousand) for Mr. Colpan, $147.0 thousand ($102.3 thousand) for Mr. Karobath, $55.4 thousand ($0) for Mr. Levine, $55.4 thousand ($29.4 thousand) for Ms. Mardis, $55.4 thousand ($29.4 thousand) for Mr. Rosen, and $147.0 thousand ($102.3 thousand) for Ms. Tallett.

CORPORATE GOVERNANCE AND COMPENSATION Supervisory Board (1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein. The total recognized compensation expense in accordance with IFRS 2 in the year 2017 (2016) for long-term compensation of restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $1.6 million ($1.3 million) and includes $269.0 thousand ($160.2 thousand) for Mr. Bancel, no amounts for Mr. Björklund, $339.4 thousand ($244.1 thousand) for Mr. Colpan, $201.9 thousand ($239.3 thousand) for Mr. Karobath, $55.4 thousand ($0) for Mr. Levine, $218.8 thousand ($92.6 thousand) for Ms. Mardis, $268.9 thousand ($160.2 thousand) for Mr. Rosen and $201.9 thousand ($239.3 thousand) for Ms. Tallett. The total recognized compensation expenses for members of the Supervisory Board in 2017 (2016) for short-term and long-term compensation totaled $2.3 million ($2.0 million) and includes amounts of $358.5 thousand ($249.7 thousand) for Mr. Bancel, $55.9 thousand ($0) for Mr. Björklund, $414.9 thousand ($319.6 thousand) for Mr. Colpan, $380.9 thousand ($388.8 thousand) for Mr. Karobath, $118.9 thousand ($31.8 thousand) for Mr. Levine, $282.3 thousand ($156.1 thousand) for Ms. Mardis, $351.4 thousand ($242.7 thousand) for Mr. Rosen, and $298.4 thousand ($329.3 thousand) for Ms. Tallett. Total non-periodical remuneration according Dutch Civil Code included in total compensation in 2017 (2016), which includes the expense related to the short-term variable cash bonus and the expense related to the long-term compensation of equity awards granted in 2017 (2016), totaled $0.6 million ($0.3 million) and includes amounts of $55.4 thousand ($14.4 thousand) for Mr. Bancel, $55.4 thousand ($29.4 thousand) for Mr. Colpan, $147.0 thousand ($102.3 thousand) for Mr. Karobath, $55.4 thousand ($0) for Mr. Levine, $55.4 thousand ($29.4 thousand) for Ms. Mardis, $55.4 thousand ($29.4 thousand) for Mr. Rosen, and $147.0 thousand ($102.3 thousand) for Ms. Tallett. 115

CORPORATE GOVERNANCE AND COMPENSATION Share Ownership Share Ownership The following table sets forth certain information as of January 31, 2018 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons. Shares Beneficially Owned(1) Name and Country of Residence Number(2) Percent Ownership Peer M. Schatz, Germany 2,681,395 (3) 1.18% Roland Sackers, Germany 40,000 (4) * Stéphane Bancel, United States 2,081 (5) * Dr. Metin Colpan, Germany 3,529,123 (6) 1.56% Prof. Dr. Manfred Karobath, Austria 22,631 (7) * Dr. Ross L. Levine, United States — — Dr. Elaine Mardis, United States — (8) — Lawrence A. Rosen, United States — (9) — Elizabeth Tallett, United States 10,130 (10) * * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2018. (1) The number of Common Shares outstanding as of January 31, 2018 was 226,556,855. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares. (2) Does not include Common Shares subject to options or awards held by such persons at January 31, 2018. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table. (3) Does not include 628,045 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 387,518 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (4) Does not include 162,483 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 117,966 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (5) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (6) Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (7) Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (8) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. ( ) l d 4 4 h bl h l f d k d h ld b l bl h 116

Share Ownership The following table sets forth certain information as of January 31, 2018 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons. Shares Beneficially Owned(1) Name and Country of Residence Number(2) Percent Ownership Peer M. Schatz, Germany 2,681,395 (3) 1.18% Roland Sackers, Germany 40,000 (4) * Stéphane Bancel, United States 2,081 (5) * Dr. Metin Colpan, Germany 3,529,123 (6) 1.56% Prof. Dr. Manfred Karobath, Austria 22,631 (7) * Dr. Ross L. Levine, United States — — Dr. Elaine Mardis, United States — (8) — Lawrence A. Rosen, United States — (9) — Elizabeth Tallett, United States 10,130 (10) * * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2018. (1) The number of Common Shares outstanding as of January 31, 2018 was 226,556,855. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares. (2) Does not include Common Shares subject to options or awards held by such persons at January 31, 2018. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table. (3) Does not include 628,045 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 387,518 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (4) Does not include 162,483 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 117,966 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (5) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within CORPORATE60 days fro GOVERNANCEm the date o ANDf this COMPENSATION table. Share Ownership (6) Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (7) Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (8) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (9) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (10) Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. The following table sets forth the options of our officers and directors as of January 31, 2018: Name Total Vested Options Expiration Dates Exercise Prices Peer M. Schatz 628,045 2/27/2019 to 2/28/2023 $ 15.59 to $ 22.25 Roland Sackers 162,483 2/27/2019 to 2/28/2023 $ 15.59 to $ 22.25 Dr. Metin Colpan 7,893 4/29/2018 to 2/28/2022 $ 15.59 to $ 22.43 Prof. Dr. Manfred Karobath 7,893 4/29/2018 to 2/28/2022 $ 15.59 to $ 22.43 Elizabeth E. Tallett 1,563 2/28/2022 $ 15.59 117

CORPORATE GOVERNANCE AND COMPENSATION Additional Information Additional Information Shareholders Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote. Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price. QIAGEN is required to convene an Annual General Meeting in The Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements. Additional Extraordinary General Meetings may be requested and/or convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions. Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2017. Stock Plans We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017. Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the 118

Additional Information Shareholders Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote. Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price. QIAGEN is required to convene an Annual General Meeting in The Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements. Additional Extraordinary General Meetings may be requested and/or convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions. Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2017. Stock Plans CORPORATE GOVERNANCE AND COMPENSATION Additional Information We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017. Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non- qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board. The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act. As of January 31, 2018, there were 1.1 million options outstanding with exercise prices ranging between $14.91 and $23.16 and expiring between April 29, 2018 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 8.1 million stock unit awards outstanding as of January 31, 2018. These awards will be released between February 15, 2018 and February 28, 2027. As of January 31, 2018, options to purchase 0.8 million Common Shares and 3.4 million stock unit awards were held by the officers and directors of QIAGEN, as a group. Further detailed information regarding stock options and awards granted under the plan can be found in Note 20 included in the Consolidated Financial Statements. Independence Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions. Risk Management Reference is made to the discussion in the section "Principle Risks and Uncertainties" above. 119 meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non- qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board. The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act. As of January 31, 2018, there were 1.1 million options outstanding with exercise prices ranging between $14.91 and $23.16 and expiring between April 29, 2018 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 8.1 million stock unit awards outstanding as of January 31, 2018. These awards will be released between February 15, 2018 and February 28, 2027. As of January 31, 2018, options to purchase 0.8 million Common Shares and 3.4 million stock unit awards were held by the officers and directors of QIAGEN, as a group. Further detailed information regarding stock options and awards granted under the plan can be found in Note 20 included in the Consolidated Financial Statements. Independence Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which CORPORATE GOVERNANCE AND COMPENSATION Additional Information may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions. Risk Management Reference is made to the discussion in the section "Principle Risks and Uncertainties" above. Disclosure Controls and Procedures Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Report of Management on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2017, our internal control over financial reporting is effective. Changes in Internal Control over Financial Reporting There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Independent Auditors In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed 120 with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in

Disclosure Controls and Procedures Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Report of Management on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. CORPORATEBased on  oGOVERNANCEur assessm eANDnt u nCOMPENSATIONder the COSO AdditionalInternal  CInformationontrol-Integrated Framework, management believes that, as of December 31, 2017, our internal control over financial reporting is effective. Changes in Internal Control over Financial Reporting There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Independent Auditors In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2017, KPMG Accountants N.V. was appointed as external auditor for the Company for 2017 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. Whistleblower Policy and Code of Conduct We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com. Anti-Takeover Measures In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding. Dutch Corporate Governance Code - Comply or Explain The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and applicable as of the financial year 2017 and can be found at www.commissiecorporategovernance.nl. Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we121 disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions. To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

2017, KPMG Accountants N.V. was appointed as external auditor for the Company for 2017 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. Whistleblower Policy and Code of Conduct We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com. Anti-Takeover Measures In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN CORPORATE GOVERNANCE AND COMPENSATION Additional Information that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding. Dutch Corporate Governance Code - Comply or Explain The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and applicable as of the financial year 2017 and can be found at www.commissiecorporategovernance.nl. Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions. To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons. We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will. The following provides an overview of exceptions that we have identified: 1. Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years. Best practice provision 2.2.2 does not apply to supervisory board members, who as of the date of the entry into force of this Code, have already held office for more than eight years, provided that best practice provision III.3.5 of the Dutch Code adopted in 2008, that is replaced by the Dutch Code 2016 is being complied with. Best practice provision III.3.5. of the Dutch Code 2008 recommends that a supervisory board member is appointed for a maximum of three 4-year terms.    Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004 and Prof. Dr. Manfred Karobath in 2000. While Prof. Karobath has announced not to stand for re-election in 2018, we value the profound industry experience of Dr. Colpan and his in-depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the twelve-year term as recommended by the Dutch Code. 2. Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.    While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful, We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, can quickly adapt to a fast changing environment. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the d122iversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. Information on the composition of our Managing and Supervisory Boards can be found above and more information on gender diversity within the Managing and Supervisory Board can be found about under the section "Diversity within the Management Board and Supervisory Board." 3. Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years.    Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years.

We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will. The following provides an overview of exceptions that we have identified: 1. Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years. Best practice provision 2.2.2 does not apply to supervisory board members, who as of the date of the entry into force of this Code, have already held office for more than eight years, provided that best practice provision III.3.5 of the Dutch Code adopted in 2008, that is replaced by the Dutch Code 2016 is being complied with. Best practice provision III.3.5. of the Dutch Code 2008 recommends that a supervisory board member is appointed for a maximum of three 4-year terms.    Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004 and Prof. Dr. Manfred Karobath in 2000. While Prof. Karobath has announced not to stand for re-election in 2018, we value the profound industry experience of Dr. Colpan and his in-depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the twelve-year term as recommended by the Dutch Code. 2. Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the CORPORATEcompositio GOVERNANCEn of the Ma nANDag eCOMPENSATIONment Board, theAdditional Supervi sInformationory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.    While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful, We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, can quickly adapt to a fast changing environment. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the diversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. Information on the composition of our Managing and Supervisory Boards can be found above and more information on gender diversity within the Managing and Supervisory Board can be found about under the section "Diversity within the Management Board and Supervisory Board." 3. Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years.    Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. In 2015 and 2016, the members of the Managing Board elected to receive in lieu of their cash bonus the value earned in these years in performance stock units and restricted stock units respectively which vested over two years from the grant date. 4. Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component).    Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members. 5. Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website.    The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule. 6. Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.    QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry. 123 NYSE Exemptions Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below: QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting. QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles

In 2015 and 2016, the members of the Managing Board elected to receive in lieu of their cash bonus the value earned in these years in performance stock units and restricted stock units respectively which vested over two years from the grant date. 4. Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component).    Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members. CORPORATE GOVERNANCE AND COMPENSATION Additional Information 5. Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website.    The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule. 6. Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.    QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry. NYSE Exemptions Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below: QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting. QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association. 124

CORPORATE GOVERNANCE AND COMPENSATION Additional Information 125

Financial Results 128 Consolidated Financial Statements 136 Notes to Consolidated Financial Statements 192 Auditor’s Report 195 List of Subsidiaries

FINANCIAL RESULTS Consolidated Financial Statements Financial Results QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands) As of December 31, Note 2017 2016 Assets Current assets: Cash and cash equivalents (3) $ 657,714 $ 439,180 Short-term investments (7) 359,198 92,999 Accounts receivable, net of allowance for doubtful accounts of $8,008 and $7,614 in 2017 and (3, 22) 329,138 278,244 2016, respectively Income taxes receivable 39,509 23,795 Inventories, net (3) 155,927 136,552 Prepaid expenses and other current assets (8) 106,487 66,799 Total current assets 1,647,973 1,037,569 Long-term assets: Property, plant and equipment, net of accumulated depreciation of $564,588 and $451,160 in (9) 494,321 436,655 2017 and 2016, respectively Goodwill (11) 2,012,904 1,925,518 Intangible assets, net of accumulated amortization of $1,117,423 and $948,072 in 2017 and (11) 499,318 557,159 2016, respectively Deferred income taxes (16) 39,353 68,384 Other long-term assets (of which $17,713 and $13,067 in 2017 and 2016 due from related (10, 13, 22) 344,647 282,909 parties, respectively) Total long-term assets 3,390,543 $ 3,270,625 Total assets 5,038,516 $ 4,308,194 The accompanying notes are an integral part of these consolidated financial statements. 128

FINANCIAL RESULTS Consolidated Financial Statements QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except par value) As of December 31, Note 2017 2016 Liabilities and equity Current liabilities: Accounts payable (22) $ 59,205 $ 51,218 Accrued and other current liabilities (of which $9,028 and $3,926 due to related parties in 2017 (10, 22) 244,114 230,305 and 2016, respectively) Income taxes payable 21,473 26,906 Total current liabilities 324,792 308,429 Long-term liabilities: Long-term debt, net of current portion (15) 1,758,258 1,067,096 Deferred income taxes (16) 76,727 40,621 Other long-term liabilities (of which $3,075 and $5,889 due to related parties in 2017 and 2016, (10, 13, 22) 337,743 284,952 respectively) Total long-term liabilities 2,172,728 1,392,669 Commitments and contingencies (19) Equity: Preference shares, 0.01 EUR par value, authorized — 450,000 shares, no shares issued and — — outstanding Financing preference shares, 0.01 EUR par value, authorized — 40,000 shares, no shares issued — — and outstanding Common Shares, 0.01 EUR par value, authorized — 410,000 shares, issued — 230,829 and 2,702 2,812 239,707 shares in 2017 and 2016, respectively Additional paid-in capital 1,630,095 1,794,665 Retained earnings 1,247,945 1,263,464 Accumulated other comprehensive loss (17) (220,759) (333,839) Less treasury shares, at cost — 4,272 and 5,147 shares in 2017 and 2016, respectively (17) (118,987) (120,006) Total equity 2,540,996 2,607,096 Total liabilities and equity $ 5,038,516 $ 4,38,194 The accompanying notes are an integral part of these consolidated financial statements. 129

FINANCIAL RESULTS Consolidated Financial Statements QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data) Years ended December 31, Note 2017 2016 2015 Net sales (3, 4, 22) $ 1,417,536 $ 1,337,991 $ 1,280,986 Cost of sales 494,975 493,338 454,328 Gross profit 922,561 844,653 826,658 Operating expenses: Research and development (3) 154,084 149,841 146,830 Sales and marketing 375,562 376,321 359,598 General and administrative, restructuring, integration and other (3) 200,098 180,573 102,066 Acquisition-related intangible amortization 39,398 39,091 38,666 Total operating expenses 769,142 745,826 647,160 Income from operations 153,419 98,827 179,498 Other income (expense): Interest income 10,645 6,776 4,753 Interest expense (49,685) (39,022) (37,396) Other expense, net (6) (4) (9,673) (10,552) Total other expense, net (39,044) (41,919) (43,195) Income before income taxes 114,375 56,908 136,303 Income taxes (3, 16) 73,981 (23,395) 6,401 Net income 40,394 80,303 129,902 Net loss attributable to noncontrolling interest — (101) (246) Net income attributable to the owners of QIAGEN N.V. $ 40,394 $ 80,404 $130,148 Basic net income per common share attributable to the owners of QIAGEN N.V. $ 0.18 $ 0.34 $ 0.56 Diluted net income per common share attributable to the owners of QIAGEN N.V. $ 0.17 $ 0.34 $ 0.55   Weighted-average common shares outstanding Basic (18) 228,074 234,800 233,483 Diluted (18) 233,009 238,993 238,647 The accompanying notes are an integral part of these consolidated financial statements. 130

FINANCIAL RESULTS Consolidated Financial Statements QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands) Years ended December 31, Note 2017 2016 2015 Net income $ 40,394 $ 80,303 $ 129,902 Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods: (Losses) Gains on cash flow hedges, before tax (13) (50,067) (3,969) 5,337 Reclassification adjustments on cash flow hedges, before tax (13) 26,136 (6,228) (5,273) Cash flow hedges, before tax (23,931) (10,197) 64 (Losses) gains on marketable securities, before tax (854) (1,421) 1,215 Gains (losses) on pensions, before tax 886 929 (1,809) Foreign currency translation adjustments, before tax 135,945 (65,910) (124,639) Other comprehensive income (loss), before tax 112,046 (76,599) (125,169) Income tax relating to components of other comprehensive income (loss) 1,034 2,562 1,140 Total other comprehensive income (loss), after tax 113,080 (74,037) (124,029) Comprehensive income 153,474 6,266 5,873 Comprehensive (income) attributable to noncontrolling interest — (545) (146) Comprehensive income attributable to the owners of QIAGEN N.V. $ 153,474 $ 5,721 $ 5,727 The accompanying notes are an integral part of these consolidated financial statements. 131

FINANCIAL RESULTS Consolidated Financial Statements QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Accumulated Other Equity Attributable to Non- Additional Retained Comprehensive Income the Owners of controlling Note Common Shares Paid-In Capital Earnings (Loss) Treasury Shares QIAGEN N.V. Interest Total Equity (in thousands) Shares Amount Shares Amount BALANCE AT DECEMBER 31, 2014 239,707 $ 2,812 $ 1,851,404 $ 1,104,329 $ (134,735) (7,684) $ (167,190) $ 2,656,620 $ 8,255 $ 2,664,875 Acquisition of QIAGEN Marseille S.A. — — — — — — — — (6,367) (6,367) shares from noncontrolling interests Net income — — — 130,148 — — — 130,148 (246) 129,902 Unrealized loss, net on pension (17) — — — — (1,266) — — (1,266) — (1,266) Unrealized gain, net on hedging contracts (13) — — — — 4,003 — — 4,003 — 4,003 Realized gain, net on hedging contracts (13) — — — — (3,955) — — (3,955) — (3,955) Unrealized gain, net on marketable — — — — 1,215 — — 1,215 — 1,215 securities Translation adjustment, net (17) — — — — (124,418) — — (124,418) 392 (124,026) Purchase of treasury shares (17) — — — — — (842) (20,818) (20,818) — (20,818) Issuance of common shares in connection (20) — — — (25,280) — 1,824 35,596 10,316 — 10,316 with stock plan Excess tax benefit of employee stock plans — — 3,328 — — — — 3,328 — 3,328 Share-based compensation (20) — — 23,761 — — — — 23,761 — 23,761 Proceeds from subscription receivables — — 97 — — — — 97 — 97 Redemption of subscription receivables — — (112,995) — — — — (112,995) — (112,995) BALANCE AT DECEMBER 31, 2015 239,707 $ 2,812 $ 1,765,595 $ 1,209,197 $ (259,156) (6,702) $ (152,412) $ 2,566,036 $ 2,034 $ 2,568,070 Acquisition of QIAGEN Marseille S.A. — — — — — — — — (2,624) (2,624) shares from noncontrolling interests Acquisition of Exiqon A/S (5) — — — — — — — — 5,519 5,519 Acquisition of Exiqon A/S shares from (5) — — — — — — — — (5,474) (5,474) noncontrolling Net income — — — 80,404 — — — 80,404 (101) 80,303 Unrealized gain, net on pension (17) — — — — 650 — — 650 — 650 Unrealized loss, net on hedging contracts (13) — — — — (2,977) — — (2,977) — (2,977) Realized gain, net on hedging contracts (13) — — — — (4,671) — — (4,671) — (4,671) Unrealized loss, net on marketable (10) — — — — (1,371) — — (1,371) — (1,371) securities Translation adjustment, net (17) — — — — (66,314) — — (66,314) 646 (65,668) Issuance of common shares in connection (20) — — — (26,137) — 1,555 32,406 6,269 — 6,269 with stock plan Excess tax benefit of employee stock plans — — 782 — — — — 782 — 782 Share-based compensation (20) — — 28,288 — — — — 28,288 — 28,288 BALANCE AT DECEMBER 31, 2016 239,707 $ 2,812 $ 1,794,665 $ 1,263,464 $ (333,839 (5,147) $ (120,006) $ 2,607,096 $ — $ 2,607,096 Capital repayment (17) (8,878) (110) (244,319) — — 191 — (244,429) — (244,429) Issuance of warrants (17) — — 45,307 — — — — 45,307 — 45,307 Net income — — — 40,394 — — — 40,394 — 40,394 Unrealized gain, net on pension (17) — — — — 620 — — 620 — 620 Unrealized loss, net on hedging contracts (13) — — — — (42,489) — — (42,489) — (42,489) Realized loss, net on hedging contracts (13) — — — — 19,602 — — 19,602 — 19,602 Unrealized loss, net on marketable (10) — — — — (786) — — (786) — (786) securities Translation adjustment, net (17) — — — — 136,133 — — 136,133 — 136,133 Purchase of treasury shares (17) — — — — — (1,909) (60,970) (60,970) — (60,970) Issuance of common shares in connection (20) — — — (55,913) — 2,593 61,989 6,076 — 6,076 with stock plan Share-based compensation (20) — — 34,442 — — — — 34,442 — 34,442 BALANCE AT DECEMBER 31, 2017 230,829 $ 2,702 $ 1,630,095 $ 1,247,945 $ (220,759) (4,272) $ (118,987) $ 2,540,996 $ — $ 2,540,996 132h l f h l d d f l

QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Accumulated Other Equity Attributable to Non- Additional Retained Comprehensive Income the Owners of controlling Note Common Shares Paid-In Capital Earnings (Loss) Treasury Shares QIAGEN N.V. Interest Total Equity (in thousands) Shares Amount Shares Amount BALANCE AT DECEMBER 31, 2014 239,707 $ 2,812 $ 1,851,404 $ 1,104,329 $ (134,735) (7,684) $ (167,190) $ 2,656,620 $ 8,255 $ 2,664,875 Acquisition of QIAGEN Marseille S.A. — — — — — — — — (6,367) (6,367) shares from noncontrolling interests Net income — — — 130,148 — — — 130,148 (246) 129,902 Unrealized loss, net on pension (17) — — — — (1,266) — — (1,266) — (1,266) Unrealized gain, net on hedging contracts (13) — — — — 4,003 — — 4,003 — 4,003 Realized gain, net on hedging contracts (13) — — — — (3,955) — — (3,955) — (3,955) Unrealized gain, net on marketable — — — — 1,215 — — 1,215 — 1,215 securities Translation adjustment, net (17) — — — — (124,418) — — (124,418) 392 (124,026) Purchase of treasury shares (17) — — — — — (842) (20,818) (20,818) — (20,818) Issuance of common shares in connection (20) — — — (25,280) — 1,824 35,596 10,316 — 10,316 with stock plan Excess tax benefit of employee stock plans — — 3,328 — — — — 3,328 — 3,328 Share-based compensation (20) — — 23,761 — — — — 23,761 — 23,761 Proceeds from subscription receivables — — 97 — — — — 97 — 97 Redemption of subscription receivables — — (112,995) — — — — (112,995) — (112,995) BALANCE AT DECEMBER 31, 2015 239,707 $ 2,812 $ 1,765,595 $ 1,209,197 $ (259,156) (6,702) $ (152,412) $ 2,566,036 $ 2,034 $ 2,568,070 Acquisition of QIAGEN Marseille S.A. — — — — — — — — (2,624) (2,624) shares from noncontrolling interests Acquisition of Exiqon A/S (5) — — — — — — — — 5,519 5,519 Acquisition of Exiqon A/S shares from (5) — — — — — — — — (5,474) (5,474) noncontrolling Net income — — — 80,404 — — — 80,404 (101) 80,303 Unrealized gain, net on pension (17) — — — — 650 — — 650 — 650 Unrealized loss, net on hedging contracts (13) — — — — (2,977) — — (2,977) — (2,977) FINANCIAL RESULTS Consolidated Financial Statements Realized gain, net on hedging contracts (13) — — — — (4,671) — — (4,671) — (4,671) Unrealized loss, net on marketable (10) — — — — (1,371) — — (1,371) — (1,371) securities Translation adjustment, net (17) — — — — (66,314) — — (66,314) 646 (65,668) Issuance of common shares in connection (20) — — — (26,137) — 1,555 32,406 6,269 — 6,269 with stock plan Excess tax benefit of employee stock plans — — 782 — — — — 782 — 782 Share-based compensation (20) — — 28,288 — — — — 28,288 — 28,288 BALANCE AT DECEMBER 31, 2016 239,707 $ 2,812 $ 1,794,665 $ 1,263,464 $ (333,839 (5,147) $ (120,006) $ 2,607,096 $ — $ 2,607,096 Capital repayment (17) (8,878) (110) (244,319) — — 191 — (244,429) — (244,429) Issuance of warrants (17) — — 45,307 — — — — 45,307 — 45,307 Net income — — — 40,394 — — — 40,394 — 40,394 Unrealized gain, net on pension (17) — — — — 620 — — 620 — 620 Unrealized loss, net on hedging contracts (13) — — — — (42,489) — — (42,489) — (42,489) Realized loss, net on hedging contracts (13) — — — — 19,602 — — 19,602 — 19,602 Unrealized loss, net on marketable (10) — — — — (786) — — (786) — (786) securities Translation adjustment, net (17) — — — — 136,133 — — 136,133 — 136,133 Purchase of treasury shares (17) — — — — — (1,909) (60,970) (60,970) — (60,970) Issuance of common shares in connection (20) — — — (55,913) — 2,593 61,989 6,076 — 6,076 with stock plan Share-based compensation (20) — — 34,442 — — — — 34,442 — 34,442 BALANCE AT DECEMBER 31, 2017 230,829 $ 2,702 $ 1,630,095 $ 1,247,945 $ (220,759) (4,272) $ (118,987) $ 2,540,996 $ — $ 2,540,996 h l f h l d d f l The accompanying notes are an integral part of these consolidated financial statements. QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS 133

The accompanying notes are an integral part of these consolidated financial statements. FINANCIAL RESULTS Consolidated Financial Statements QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, (in thousands) Note 2017 2016 2015 Cash flows from operating activities: Net income $ 40,394 $ 80,303 129,902 Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired: Depreciation and amortization 216,448 213,056 191,473 Non-cash impairments (6) 5,137 44,399 5,471 Amortization of debt discount and issuance costs 24,773 20,451 19,955 Share-based compensation expense (20) 34,442 28,288 23,760 Excess tax benefits from share-based compensation — (782) (3,328) Deferred income taxes (16) 60,176 (63,981) (32,280) Loss on early redemption of debt (15) — — 7,564 Loss (gain) on marketable securities 1,055 (1,360) 6,039 Reversals of contingent consideration (14) (3,269) (6,501) (5,225) Other items, net including fair value changes in derivatives (4,521) 19,435 2,609 Net changes in operating assets and liabilities: Accounts receivable (3) (34,165) (12,238) (24,764) Inventories (3) (21,633) (20,346) (33,194) Prepaid expenses and other current assets (8) (5,245) 6,640 52,315 Other long-term assets (16,786) 3,549 2,730 Accounts payable 4,321 (1,466) 7,732 Accrued and other current liabilities (12) 2,828 10,618 (25,570) Income taxes (16) (41,266) 13,483 (4,242) Other long-term liabilities 24,090 8,054 (3,450) Net cash provided by operating activities 286,779 341,602 317,497 Cash flows from investing activities: Purchases of property, plant and equipment (90,081) (74,536) (97,778) Proceeds from sale of equipment 42 63 103 Purchases of intangible assets (34,324) (19,388) (19,703) Purchases of investments (4,777) (23,448) (6,053) Cash paid for acquisitions, net of cash acquired (5) (50,549) (90,490) (66,930) Purchases of short-term investments (7) (450,564) (496,304) (317,570) Proceeds from sales of short-term investments (7) 189,006 533,847 367,714 Cash paid for collateral asset (13) (20,707) (1,200) — Other investing activities (2,310) (7,600) (5,983) Net cash used in investing activities (464,264) (179,056) (146,200) Cash flows from financing activities: 134 Proceeds from long-term debt, net of issuance costs (15) 329,875 — —

Years ended December 31, (in thousands) Note 2017 2016 2015 Cash flows from operating activities: Net income $ 40,394 $ 80,303 129,902 Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired: Depreciation and amortization 216,448 213,056 191,473 Non-cash impairments (6) 5,137 44,399 5,471 Amortization of debt discount and issuance costs 24,773 20,451 19,955 Share-based compensation expense (20) 34,442 28,288 23,760 Excess tax benefits from share-based compensation — (782) (3,328) Deferred income taxes (16) 60,176 (63,981) (32,280) Loss on early redemption of debt (15) — — 7,564 Loss (gain) on marketable securities 1,055 (1,360) 6,039 Reversals of contingent consideration (14) (3,269) (6,501) (5,225) Other items, net including fair value changes in derivatives (4,521) 19,435 2,609 Net changes in operating assets and liabilities: Accounts receivable (3) (34,165) (12,238) (24,764) Inventories (3) (21,633) (20,346) (33,194) Prepaid expenses and other current assets (8) (5,245) 6,640 52,315 Other long-term assets (16,786) 3,549 2,730 Accounts payable 4,321 (1,466) 7,732 FINANCIAL RESULTS Consolidated Financial Statements Accrued and other current liabilities (12) 2,828 10,618 (25,570) Income taxes (16) (41,266) 13,483 (4,242) Other long-term liabilities 24,090 8,054 (3,450) Net cash provided by operating activities 286,779 341,602 317,497 Cash flows from investing activities: Purchases of property, plant and equipment (90,081) (74,536) (97,778) Proceeds from sale of equipment 42 63 103 Purchases of intangible assets (34,324) (19,388) (19,703) Purchases of investments (4,777) (23,448) (6,053) Cash paid for acquisitions, net of cash acquired (5) (50,549) (90,490) (66,930) Purchases of short-term investments (7) (450,564) (496,304) (317,570) Proceeds from sales of short-term investments (7) 189,006 533,847 367,714 Cash paid for collateral asset (13) (20,707) (1,200) — Other investing activities (2,310) (7,600) (5,983) Net cash used in investing activities (464,264) (179,056) (146,200) Cash flows from financing activities: Proceeds from long-term debt, net of issuance costs (15) 329,875 — — Proceeds from issuance of cash convertible notes, net of (15) 394,391 — (86) Purchase of call option related to cash convertible notes (15) (73,646) — — Proceeds from issuance of warrants, net of issuance costs (17) 45,396 — — Capital repayment (17) (243,945) — — Repayment of long-term debt (15) — (6,738) (251,868) Principal payments on capital leases (1,402) (1,322) (1,079) Excess tax benefits from share-based compensation — 782 3,328 Proceeds from issuance of common shares 6,075 6,269 10,316 Purchase of treasury shares (17) (60,970) — (20,818) Other financing activities (8,587) (9,595) 1,594 Net cash provided by (used in) financing activities 387,187 (10,604) (258,613) Effect of exchange rate changes on cash and cash equivalents 8,832 (2,773) (15,340) Net increase (decrease) in cash and cash equivalents 218,534 149,169 (102,656) Cash and cash equivalents, beginning of period 439,180 290,011 392,667 Cash and cash equivalents, end of period $ 657,714 $ 439,180 $ 290,011 Supplemental cash flow disclosures: Cash paid for interest $ 20,252 $ 18,227 $ 20,799 Cash paid for income taxes $ 40,499 $ 22,670 $ 34,441 Supplemental disclosure of non-cash investing and financing activities: Equipment purchased through capital lease $ 88 $ 113 $ 231 Intangible assets acquired in non-monetary exchange $ — $ — $ 5,900 135

FINANCIAL RESULTS Notes to Consolidated Financial Statements Notes to consolidated financial statements December 31, 2017 1. Corporate Information and Basis of Presentation Corporate Information QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries. Basis of Presentation The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value. On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.). On June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark and on November 20, 2015, we acquired MO BIO Laboratories, Inc., located in Carlsbad, California. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. Certain prior year amounts related to deferred taxes have been reclassified in Note 16 Income Taxes and the Consolidated Statements of Cash Flows. Certain prior year amounts related to restructuring costs have been reclassified to conform to the current year presentation. For the year ended December 31, 2016, $26.3 million and $25.0 million costs were reclassified out of research and development and sales and marketing, respectively, to general and administrative, restructuring, integration and other. These reclassifications had no effect on income from operations. 2. Effects of New Accounting Pronouncements Adoption of New Accounting Standards The following new FASB Accounting Standards Updates (ASU) were effective for the year ended December 31, 2017. ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory requires in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and 136

Notes to consolidated financial statements December 31, 2017 1. Corporate Information and Basis of Presentation Corporate Information QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries. Basis of Presentation The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value. On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.). On June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark and on November 20, 2015, we acquired MO BIO Laboratories, Inc., located in Carlsbad, California. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. FINANCIAL RESULTS Notes to Consolidated Financial Statements Certain prior year amounts related to deferred taxes have been reclassified in Note 16 Income Taxes and the Consolidated Statements of Cash Flows. Certain prior year amounts related to restructuring costs have been reclassified to conform to the current year presentation. For the year ended December 31, 2016, $26.3 million and $25.0 million costs were reclassified out of research and development and sales and marketing, respectively, to general and administrative, restructuring, integration and other. These reclassifications had no effect on income from operations. 2. Effects of New Accounting Pronouncements Adoption of New Accounting Standards The following new FASB Accounting Standards Updates (ASU) were effective for the year ended December 31, 2017. ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory requires in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of ASU 2015-11 did not have a material impact on our consolidated financial statements. ASU 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The new guidance had no impact on our consolidated financial statements. ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance became effective for us on January 1, 2017. The impact of the adoption of ASU 2016-09 is limited to the recording of any windfall or shortfall benefit directly to the tax provision and the reclassification of certain items in our statement of cash flows. We will continue estimating stock-based compensation award forfeitures in determining the amount of compensation cost to be recognized each period. As a result of this adoption, we expect volatility in our effective tax rate as any windfall or shortfall tax benefits related to our share- based compensation will be recorded directly into our results of operations. Additionally, excess tax benefits after adoption are classified as cash flows from operating activities instead of cash flows from financing activities. We adopted this standard on a prospective basis and during 2017, $5.2 million of excess tax benefit was recognized directly to the tax provision and classified as cash flows from operating activities. New Accounting Standards Not Yet Adopted The following new FASB Accounting Standards Updates, which are not yet adopted, have been grouped by their required effective dates: First Quarter of 2018 ASU 2014-09, Revenue from Contracts with Customers (Topic 606) affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. The FASB has continued to issue accounting standards updates to clarify and provide implementation guidance related to Revenue from Contracts with Customers, including ASU 2016-08 Revenue from Contract with Customers: Principal versus Agent Considerations, ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. An entity should apply the amendments either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients (the full retrospective method of adoption); or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application (the modified retrospective method of adoption). We will adopt this standard on its effective date, January 1, 2018 using the modified retrospective method. The new standard is largely consistent with the existing guidance and current practices applied by our business and we do 137 not expect a material impact on our existing revenue accounting policies. The new standard also requires additional disclosures including quantitative and qualitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts. The Company is in the process of finalizing changes to support recognition and disclosure under the new revenue standard. ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities will impact certain aspects of recognition, measurement, presentation and disclosure of net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of ASU 2015-11 did not have a material impact on our consolidated financial statements. ASU 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The new guidance had no impact on our consolidated financial statements. ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance became effective for us on January 1, 2017. The impact of the adoption of ASU 2016-09 is limited to the recording of any windfall or shortfall benefit directly to the tax provision and the reclassification of certain items in our statement of cash flows. We will continue estimating stock-based compensation award forfeitures in determining the amount of compensation cost to be recognized each period. As a result of this adoption, we expect volatility in our effective tax rate as any windfall or shortfall tax benefits related to our share- based compensation will be recorded directly into our results of operations. Additionally, excess tax benefits after adoption are classified as cash flows from operating activities instead of cash flows from financing activities. We adopted this standard on a prospective basis and during 2017, $5.2 million of excess tax benefit was recognized directly to the tax provision and classified as cash flows from operating activities. New Accounting Standards Not Yet Adopted The following new FASB Accounting Standards Updates, which are not yet adopted, have been grouped by their required effective dates: First Quarter of 2018 ASU 2014-09, Revenue from Contracts with Customers (Topic 606) affects any entity that either enters into contracts FINANCIAL RESULTS Notes to Consolidated Financial Statements with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. The FASB has continued to issue accounting standards updates to clarify and provide implementation guidance related to Revenue from Contracts with Customers, including ASU 2016-08 Revenue from Contract with Customers: Principal versus Agent Considerations, ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. An entity should apply the amendments either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients (the full retrospective method of adoption); or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application (the modified retrospective method of adoption). We will adopt this standard on its effective date, January 1, 2018 using the modified retrospective method. The new standard is largely consistent with the existing guidance and current practices applied by our business and we do not expect a material impact on our existing revenue accounting policies. The new standard also requires additional disclosures including quantitative and qualitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts. The Company is in the process of finalizing changes to support recognition and disclosure under the new revenue standard. ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities will impact certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments will become effective for our financial statements beginning in the first quarter of 2018 and require adoption using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The implementation of the amendments is expected to increase the volatility of net income as gains or losses in future periods will be recognized in net income; however the extent of any volatility will be dependent upon the significance of the equity investments at the time of adoption. At December 31, 2017, we had a net unrealized loss of $0.9 million net of tax, and at December 31, 2016, we had a net unrealized loss, net of tax, of $0.2 million from equity investments recorded in equity, respectively. ASU No. 2016-15, Statement of Cash Flows (Topic 320): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), addresses eight classification issues related to the statement of cash flows: debt prepayment or debt extinguishment costs; settlement of zero-coupon bonds; contingent consideration payments made after a business combination; 138proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. We will adopt ASU 2016-15 on January 1, 2018. We will be required to apply this ASU using a retrospective transition method to each period presented other than for issues where application would be impracticable in which case we will be permitted to apply the amendments for those issues prospectively as of the earliest date practicable. We do not expect any material impact from the adoption of ASU 2016-15 on our consolidated financial statements.

financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. FINANCIAL RESULTS Notes to Consolidated Financial Statements The amendments will become effective for our financial statements beginning in the first quarter of 2018 and require adoption using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The implementation of the amendments is expected to increase the volatility of net income as gains or losses in future periods will be recognized in net income; however the extent of any volatility will be dependent upon the significance of the equity investments at the time of adoption. At December 31, 2017, we had a net unrealized loss of $0.9 million net of tax, and at December 31, 2016, we had a net unrealized loss, net of tax, of $0.2 million from equity investments recorded in equity, respectively. ASU No. 2016-15, Statement of Cash Flows (Topic 320): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), addresses eight classification issues related to the statement of cash flows: debt prepayment or debt extinguishment costs; settlement of zero-coupon bonds; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. We will adopt ASU 2016-15 on January 1, 2018. We will be required to apply this ASU using a retrospective transition method to each period presented other than for issues where application would be impracticable in which case we will be permitted to apply the amendments for those issues prospectively as of the earliest date practicable. We do not expect any material impact from the adoption of ASU 2016-15 on our consolidated financial statements. ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We will adopt ASU 2016-16 on January 1, 2018 without material impact. ASU 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The amendments in this update should be applied using a retrospective transition method to each period presented. This update is effective for us on January 1, 2018. There is no impact from the adoption of ASU 2016-18 on our consolidated financial statements other than the effect of a retrospective adjustment for the $6.3 million restricted cash balance held as of January 1, 2016 in the comparative Consolidated Statements of Cash Flows. ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. We adopted this update beginning January 1, 2018. ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective for us prospectively for annual periods beginning on January 1, 2018. First Quarter of 2019 139 ASU 2016-02, Leases (Topic 842) aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will become effective for us beginning in the first quarter of 2019 and requires modified retrospective application for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We do not plan to early adopt this standard and we anticipate that the adoption of this standard will require changes to our systems and processes. We expect this standard to increase total assets and total liabilities, however, we are currently evaluating the potential size of the impact that ASU 2016- 02 may have on our consolidated financial statements. ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance will become effective for us beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationship as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We are currently evaluating the potential impact ASU 2017-12 may have on our consolidated financial statements.

ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We will adopt ASU 2016-16 on January 1, 2018 without material impact. ASU 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The amendments in this update should be applied using a retrospective transition method to each period presented. This update is effective for us on January 1, 2018. There is no impact from the adoption of ASU 2016-18 on our consolidated financial statements other than the effect of a FINANCIAL RESULTS Notes to Consolidated Financial Statements retrospective adjustment for the $6.3 million restricted cash balance held as of January 1, 2016 in the comparative Consolidated Statements of Cash Flows. ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. We adopted this update beginning January 1, 2018. ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective for us prospectively for annual periods beginning on January 1, 2018. First Quarter of 2019 ASU 2016-02, Leases (Topic 842) aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will become effective for us beginning in the first quarter of 2019 and requires modified retrospective application for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We do not plan to early adopt this standard and we anticipate that the adoption of this standard will require changes to our systems and processes. We expect this standard to increase total assets and total liabilities, however, we are currently evaluating the potential size of the impact that ASU 2016- 02 may have on our consolidated financial statements. ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance will become effective for us beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationship as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We are currently evaluating the potential impact ASU 2017-12 may have on our consolidated financial statements. First Quarter of 2020 ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance will become effective for us by applying the standard's provisions as a cumulative-effect adjustment to retained earnings beginning on January 1, 2020. We are currently evaluating the potential impact ASU 2016-13 may have on our consolidated financial statements. ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for us for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We are currently evaluating the impact the adoption of this new standard will have on our financial position and results of operations. 3. Summary of Significant Accounting Policies and Critical Accounting E140stimates Principles of Consolidation The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in- substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Concentrations of Risk We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.

First Quarter of 2020 ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance will become effective for us by applying the standard's provisions as a cumulative-effect adjustment to retained earnings beginning on January 1, 2020. We are currently evaluating the potential impact ASU 2016-13 may have on our consolidated financial statements. FINANCIAL RESULTS Notes to Consolidated Financial Statements ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for us for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We are currently evaluating the impact the adoption of this new standard will have on our financial position and results of operations. 3. Summary of Significant Accounting Policies and Critical Accounting Estimates Principles of Consolidation The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in- substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Concentrations of Risk We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. 141 Foreign Currency Translation Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other expense, net. The net (loss) gain on foreign currency transactions was $(3.3) million, less than $0.1 million, and $(0.5) million in 2017, 2016 and 2015, respectively, and is included in other expense, net. The exchange rates of key currencies were as follows: Closing rate at December 31, Annual average rate (US$ equivalent for one) 2017 2016 2017 2016 2015 Euro (EUR) 1.1993 1.0541 1.1292 1.1068 1.1100 Pound Sterling (GBP) 1.3517 1.2312 1.2882 1.3560 1.5286 Swiss Franc (CHF) 1.0249 0.9816 1.0156 1.0153 1.0406 Australian Dollar (AUD) 0.7815 0.7222 0.7666 0.7439 0.7522 Canadian Dollar (CAD) 0.7975 0.7430 0.7710 0.7552 0.7836 Japanese Yen (JPY) 0.0089 0.0085 0.0089 0.0092 0.0083 Chinese Yuan (CNY) 0.1537 0.1440 0.1480 0.1506 0.1592 Segment Information

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. 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All amounts in the financial statements of entities whose fOunucr trioenpaolr tcinugrr ecnucrrye nisc yn oist  tthhee  UU..SS..  ddoollllaarr  aarned t roaunrs lsautbesdi diniatori eUs.’S f.u ndcotliloanr aelq cuuirvraelnecnites sa at reex gcheannegrael lyra tthees alosc afol llcouwrrse:n (c1y) aofs stehtes  raensdp elicatibvieli tcieosu nattr ipeesr ino dw-ehnicdh r athtesy,  a(2re) ihnecaodmqeu astrateteremde.n At all cacmouonutnst sa ti na tvheer afignea necxicahl asntagte mraetnetss  foofr  ethneti tipeesr iwohdo, se afunndc t(i3on) aclo cmuprroennecnyt si so nf oetq tuhiety U a.tS h. idstoolrlaicra al rrea tteras.n Tsrlatnesdla itnioton  Ug.aSi.n sd olrl alor sesqeus ivaarele rnetsc oartd eexdc hina negqeu irtya,t easn ads t rfaolnlosawcst:io (n1) agsasientss  aanndd  lloiassbeilsi taierse  arte fpleecritoed -einn dn erta itnecs,o m(2e)  iansc oam ceo mstpaotenmeennt to af cocthoeurn tesx apte anvse,r angeet.  eRxecahlaiznegde  graitnes oforr  lothses epse orino dth,e avanldu e(3 o)f  cdoemripvoantieven tsc oonf treaqcutist ye natte hreisdto irnictoa lt ora htesd.g Ter athnes laetxicohna gnagien sr aotre  loexsspeoss uarre  oref croercdeeivda binl eesq aunitdy,  paanyda btrlaens saarceti oanlso ginacilnusd eadn din l onseste isn acorem ree falesc ate cdo imn pnoent einnct oomf eo thaes ra e cxopmenpsoen, ennett .o Tf hoeth neer t e(xlopsesn) sgea, ine ot.n R feoareliizgend c guarrienns coyr  tlroasnsseasc otino nthse value of derivative contracts entered into t was $(3.3) million, less than $0.1 million,o a hnedd $g(e0 .th5e)  mexilclihoann igne 2 r0a1te7 e, x2p0o1su6r ea nodf  r2e0ce1i5va, brelesps eacntidv eplya,y abndle sis are also included in onetht eirn ceoxmpeen ases ,a n ceot.mponent of other expense, net. The net (loss) gain on foreign currency transactions was $(3.3) million, less than $0.1 million, and $(0.5) million in 2017, 2016 and 2015, respectively, and is included in other expense, net. The exchange rates of key currencies were as follows: The exchange rates of key currencies were as follows: Closing rate at December 31, Annual average rate Closing rate at December 31, Annual average rate (US$ equivalent for one) 2017 2016 2017 2016 2015 Euro (EUR) 1.1993 1.0541 1.1292 1.1068 1.1100 (US$ equivalent for one) 2017 2016 2017 2016 2015 Pound Sterling (GBP) 1.3517 1.2312 1.2882 1.3560 1.5286 Euro (EUR) 1.1993 1.0541 1.1292 1.1068 1.1100 Swiss Franc (CHF) 1.0249 0.9816 1.0156 1.0153 1.0406 Pound Sterling (GBP) 1.3517 1.2312 1.2882 1.3560 1.5286 Australian Dollar (AUD) 0.7815 0.7222 0.7666 0.7439 0.7522 Swiss Franc (CHF) 1.0249 0.9816 1.0156 1.0153 1.0406 Canadian Dollar (CAD) 0.7975 0.7430 0.7710 0.7552 0.7836 Australian Dollar (AUD) 0.7815 0.7222 0.7666 0.7439 0.7522 Japanese Yen (JPY) 0.0089 0.0085 0.0089 0.0092 0.0083 Canadian Dollar (CAD) 0.7975 0.7430 0.7710 0.7552 0.7836 Chinese Yuan (CNY) 0.1537 0.1440 0.1480 0.1506 0.1592 Japanese Yen (JPY) 0.0089 0.0085 0.0089 0.0092 0.0083 Chinese Yuan (CNY) 0.1537 0.1440 0.1480 0.1506 0.1592 Segment Information Segment Information We determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit. Revenue Recognition Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Consumable and Related Products: In the last three years, revenue from consumable product sales has accounted for a142pproximately 79%-80% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $2.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and management’s evaluation of specific factors that impact the risk of returns. Revenues from related products include software-as-a-service (SaaS), license fees, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 7%-8% of our net sales. Revenue from SaaS arrangements is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. License fees from research collaborations include payments for technology transfer and access rights. Non- refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured. Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 12%-13% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) in accordance with ASC 605-25, Revenue Recognition— Multiple-Element Arrangements and recognized for each unit of accounting as appropriate.

FINANCIAL RESULTS Notes to Consolidated Financial Statements We determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit. Revenue Recognition Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Consumable and Related Products: In the last three years, revenue from consumable product sales has accounted for approximately 79%-80% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $2.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and management’s evaluation of specific factors that impact the risk of returns. Revenues from related products include software-as-a-service (SaaS), license fees, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 7%-8% of our net sales. Revenue from SaaS arrangements is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. License fees from research collaborations include payments for technology transfer and access rights. Non- refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured. Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 12%-13% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) in accordance with ASC 605-25, Revenue Recognition— Multiple-Element Arrangements and recognized for each unit of accounting as appropriate. 143

FINANCIAL RESULTS Notes to Consolidated Financial Statements We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, both of the following criteria must be met: The delivered items have value to the client on a stand-alone basis; If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Company. Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. When applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence (VSOE) of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither VSOE nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenues and costs are deferred until the period or periods in which the final deliverable is provided. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our other arrangements do not include any provisions for cancellation or refunds. Warranty We provide warranties on our products against defects in materials and workmanship for a period of 1 year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows: 144

We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, both of the following criteria must be met: The delivered items have value to the client on a stand-alone basis; If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Company. Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. When applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence (VSOE) of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither VSOE nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenues and costs are deferred until the period or periods in which the final deliverable is provided. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value FINANCIAL RESULTS Notes to Consolidated Financial Statements of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our other arrangements do not include any provisions for cancellation or refunds. Warranty We provide warranties on our products against defects in materials and workmanship for a period of 1 year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows: (in thousands) Total (BinA LthAoNuCsaEn dAsT) DECEMBER 31, 2015 Total $ 2,637 PBrAoLvAisNioCn Ec hAaTr gDeEdC tEoM cBoEstR o 3f 1sa, l2e0s 15 $ 23,653672 UPrsoavgiseion charged to cost of sales (23,,953662) AUsdajugsetments to previously provided warranties, net (2,(492346) CAdurjuresntmcye ntrtsa ntos laptrieovniously provided warranties, net (4(2640) BCAurLrAeNncCyE t rAanT sDlaEtiCoEnMBER 31, 2016 $ 2,7(6709) PBrAoLvAisNioCn Ec hAaTr gDeEdC tEoM cBoEstR o 3f 1sa, l2e0s 16 $ 23,707294 UPrsoavgiseion charged to cost of sales (23,,805294) AUsdajugsetments to previously provided warranties, net (2,8(594) CAdurjuresntmcye ntrtsa ntos laptrieovniously provided warranties, net 1(5641) BCAurLrAeNncCyE t rAanT sDlaEtiCoEnMBER 31, 2017 $ 3,01561 BALANCE AT DECEMBER 31, 2017 $ 3,051 Research and Development Reesseaerachr cahn da pnrodd uDcte dveeveloloppmeennt ctosts are expensed as incurred. Research and development expenses consist Rperismeariclyh oafn sda plarroidesu cat ndde vreellaotpemd eenxtp ceonsstes sa, rfea ceixliptye ncsoesdts  aasn din caumrroeudn.t sR epsaeida rtcoh  caonndtr adcetv reelosepamrcehn t oerxgpaennizseasti ocnosn,s iasnt d plarbimoararitolyr ioefs  sfaolra trhies p arondvi srieolan teodf  seexrpviecnesse as,n dfa cmilaittye rciaolsst sa as nwde allm aos ucnots tsp afoidr  itnot ecronnatlr aucset  roers ecalirncihc aol rtgriaanlsiz. ations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials. Government Grants GWeo vreecrongmnizeen gto Gvernamnetnst grants when there is reasonable assurance that all conditions will be complied with and tWhee g rreacnotg wnizll eb eg orveecrenivmeedn.t  Ogruar ngtso vwehrnemn ethnet rger aisn rtes agseonnearballely  arsespurreasnecnet  sthuabts iadlile cso fnodr istipoencsi fwieidll baec ticvoitmieps liaendd w airthe and the rgefroarnet rweicllo bgen irzeecde iwvehde.n O eaur ngeodv earsn am erendt ugcrtaionnts  ogfe tnheer aelxlyp erenpseres sreencto srudbesdid fioers  thfoer  aspcteivciitfyie tdh aatc tthivei tgiersa natnsd a arere tihneternedfoerde  troe ccoogmnpizeendsa wteh.e Tnh uesa,r nwehde na st hae  rgerdaunctt iroenla otef st htoe reexspeeanrscehs a rnedco drdeveedl ofoprm tehnet  aecxtpiveitnys eth, atht eth ge rgarnat nists  raerceognized oinvtern dtheed  staom ceo mpepreionsda tthea. tT thhues ,r ewlahteend  tchoes gtsr anret  rienlcauterrse dto. rOestheearrwchis ea,n adm doeuvnetlso premceenivt eedx puenndseer,  gthoev egrrnamnet nist grercaongtsn aizred orevceor rtdheed s ams leia pbeilriitoieds  tihna tth teh eb arelalantceed  schoesetst.  aWreh iennc uthrree dg.r aOntth reerlwatieses ,t oa mano uanstsse rte, ctheeiv neodm uinndael ra gmoovuenrnt mofe tnhte g graranntst aisre rdeecdourcdted  afrso mlia tbhieli ticeasr riyni nthge  abmaolaunnct eo sf hthee ta. sWseht eann dth ere gcoragnnti zreelda toevs etor  tahen saasmseet,  ptheeri ondo mthianat lt haem roeulantte dof  athssee gt risant is dedpureccteiadt efrdo.m the carrying amount of the asset and recognized over the same period that the related asset is depreciated. Borrowing Costs Boorrorwoiwngi ncogs tsC doirsetcstly attributable to the acquisition, construction or production of an asset that takes a substantial pBoeriroodw ionfg t imcoes ttso  dgireet crtelya daytt rfiobru tiatsb ilnet eton dtheed  aucsqe uoisri tsiaolne,  acroen sctarupcitaiolinz eodr  parso pdaurctt ioofn t hoef  acon sat sosfe tth teh aret stapkeecsti vae  sausbssetatsntial p(qeuraiolidfy oinf gti mases etot)  gweht erne asduyc hf obro irtsro iwntienngd ecods utss ea roer  ssiaglnei faicraen ct.a Apiltla olitzhedr  baos rproawrti nogf  tchoes ctso astr eo fe txhpee rnessepde cinti vthee a psseertisod (thqeuya loifcycinugr. asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur. Shipping and Handling Income and Costs Shhipipipngin agn da hnadnd lHinag ncodsltsin cgha rIgnecdo tmo ceu satonmder sC aores trsecorded as revenue in the period that the related product sSahliep preinvgen auned i sh arencdolrindge dc.o Astss cohcaiargteedd c tos tcsu ostfo smheiprsp ianrge  arencdo hrdaendd lainsg r eavren iunec luind ethde  ipne sraioleds  tahnadt  thmea rekelatitnegd epxropdeuncset s. Fsaolre t hrev yeenaures  ies nrdeecodr dDeedc.e mAbsseorc 3ia1te, d2 0co1s7ts, 2of0 s1h6ip apnindg 2 a0n1d5 h, ashnidplpinigng a aren din chlaunddeldin ign  csoasletss  taontadle md a$r2ke8t.in6g m eixllipoenn,ses. $Fo2r6 t.h5e  myeilaliorsn e anndde d$ 2D6e.c2e mmbileliro n3,1 r,e 2sp0e1c7ti,v e2l0y.16 and 2015, shipping and handling costs totaled $28.6 million, $26.5 million and $26.2 million, respectively. 145 Advertising Costs AThde vcoesrtsti osif nagdv eCrtoisisntgs are expensed as incurred and are included as a component of sales and marketing expense. AThdev ecrotisstisn ogf  caodsvtse rftoisri nthge  ayreea ersx peenndseedd  Daesc ienmcubrerer d3 1a,n d2 0a1re7 ,i n2c0lu1d6e da nads 2a 0c1o5m pwoenre n$t 7o.f2 s amleilsli oann,d $ m8a.4rk metiilnligo ne xapnednse. $A7d.v2e rmtisililniogn c, orsetsp feocr titvhel yy.ears ended December 31, 2017, 2016 and 2015 were $7.2 million, $8.4 million and $7.2 million, respectively.

(in thousands) Total BALANCE AT DECEMBER 31, 2015 $ 2,637 Provision charged to cost of sales 3,562 Usage (2,936) Adjustments to previously provided warranties, net (424) Currency translation (60) BALANCE AT DECEMBER 31, 2016 $ 2,779 Provision charged to cost of sales 3,024 Usage (2,859) Adjustments to previously provided warranties, net (54) Currency translation 161 BALANCE AT DECEMBER 31, 2017 $ 3,051 Research and Development Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials. Government Grants We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the nominal amount of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated. FINANCIAL RESULTS Notes to Consolidated Financial Statements Borrowing Costs Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur. Shipping and Handling Income and Costs Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2017, 2016 and 2015, shipping and handling costs totaled $28.6 million, $26.5 million and $26.2 million, respectively. Advertising Costs The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2017, 2016 and 2015 were $7.2 million, $8.4 million and $7.2 million, respectively. General and Administrative, Restructuring, Integration and Other General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure, some termination benefits and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. Income Taxes We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax expense. Derivative Instruments We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement i146mpact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. Share-Based Payments Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period. During 2016 we made a change in accounting principle to move from a straight-line attribution method for expense recognition to an accelerated attribution method.

General and Administrative, Restructuring, Integration and Other General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure, some termination benefits and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. Income Taxes We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. FINANCIAL RESULTS Notes to Consolidated Financial Statements Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax expense. Derivative Instruments We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. Share-Based Payments Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period. During 2016 we made a change in accounting principle to move from a straight-line attribution method for expense recognition to an accelerated attribution method. Forfeiture Rate—This is the estimated percentage of grants that are expected to be forfeited or cancelled on an Faonrnfueaitul rbea Rsiast eb—Tefohreis b ies cthoem einsgti mfualltye dv epsetercde. nWtaeg ee sotfim garatendts  ththea fto arrfei teuxrep ercatteed b taos bede foonr fheistetodr iocra lc afonrcfeeiltluerde  oenx paenrience. annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience. Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights Rtoe sretrcicetievde  SCtocmkm Uonni tSs haanrde sP eart faor fmuatunrece d Sattoec. kT hUen iftasi:r  Rmeastrrkicette vda slutoec ko fu rneiststr iacntedd p aenrfdo rpmearfnocrme astnoccek  sutnoictsk  ruenpitrse sisent rights tdoe treercmeinve dC boamsmedo no nS hthaere nsu amt bae fru otuf rset odcakt eu.n Tithse g fraainr temda raknedt  vthaelu fea oirf  mreasrtkriectt evda lauen do fp oeurfro srmhaarnecse o snt othcke  ugnraitsn ti sdate. dTheete framirin meda rbkaets evda luoen  atht eth neu tmimbe ro of ft hseto gckra unnt,i tsle gssr aannte eds taimnda teth efo fra pirr em-vaerskteint gv afolurefe iotuf roeusr, sish arerceos gonni ztheed  ginr aenxtp deantsee. Tohve rf athire  mveasrtkinegt  vpaelurieo da.t tAhte e taimche roefp thoert ignrga pnte,r lieosds,  athne e esstitmimaatete fdo rp perfeo-vrmesatinncge f oarcfheiietuvreems,e inst  roefc othgen pizeerdfo irnm eaxnpcen ssteock ounveitsr  tihs ea vsseesstisnegd  paenrdio adn. yA ct heancgh er einp othrtein egs tpimeraiotedd, athceh ieesvtiemmaetnetd i sp ererfcoorrmdaendc oen a ac hciuemveumlaetnivte o bf athseis  pine rtfhoerm paenricoed s otofck aundijtuss itsm aesnste. ssed and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment. Cash and Cash Equivalents Caashs ha nad ncdas hC eaqsuihva Eleqntus icvoansleistn otsf cash on deposit in banks and other cash invested temporarily in various Cinastsrhu maenndt sc athsaht  eaqreu isvhaolernt-ttes rcmo nasnisdt hoifg chalysh l iqouni d,e paondsi th ianv binagn kasn a onrdig ointhael rm caatsuhri tiyn voefs ltesds  ttehmanp o9r0a rdilya yins  avat rthioeu dsate of ipnusrtcruhmaseen.ts that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase. (in thousands) 2017 2016 (Cina stho auts abnadnsk) and on hand $ 1392,05197 $ 1372,06165 CShaosrht -taetr mba bnakn akn dde opno shitasnd $ 511389,15197 $ 310317,56615 CShaosrht -taenrmd  Cbanshk Edqepuiovsaitlsents $ 561587,17174 $ 340319,516850 Cash and Cash Equivalents $ 657,714 $ 439,180 Short-Term Investments Shhoort-rtet-rTme irnmve sItnmveents tamree cnlatsssified as “available for sale” and stated at fair value in the accompanying balance Sshheoert.-t eInrmte riensvt eisntcmoemnets  ias raec clrausesdif iwedh eans  e“arvnaeilda balned f ocrh asanlgee” sa ind f asitra tmeda raket tf aviar lvuaelsu ae rien  rtehfele actcecdo masp aunryeinagli zbeadl agnaciens sahnede tl.o sInsetesr,e csat ilcnucloamteed  ios na cthceru sepde cwifhice nid eeanrtnifeicda ationnd  mcheathnogde,s  ains faa icro mmaprokneet nvta olufe as cacruem ruelfaletecdte do thaes ru cnoremaplirzeehde ngsaivines ainncdo mloes s(elos,s sc) ainlc uelqauteitdy .o Tnh eth ea mspoertcizifaict iiodne notfi fpicraetmioiunm mse athnodd a, cacsr eat icoonm opf odnisecnot uonft sa ctoc ummautulartietyd a ortihsienrg c formompr aehcqenusisiviteion isn cinocmlued (elods sin)  iinn teqreusit yi.n cTohem ea.m Ao rdtiezcaltiinoen  ionf  fparire mvaiulumes t haantd i sa jcucdregteiodn t oo fb dei soctoheunr-tsh aton -mteamtpuroitrya rayr iissi nagc cforoumnt eadc qfouris aitiso an irse ainliczleud eldos isn a intde rtehset  winrciotem-deo.w An  dise cinlicnleu dine dfa iinr vthaelu ceo tnhsaotl iids ajuteddg estda tteom been tos thoef ri-nthcaonm-tee.m Rpeoarlaizrey dis g aacincos uanntedd l ofossre as,s a rdeeatelirzmedin elods so na nad  stphec wifirci teid-deonwtifnic iast iionnc lubdaesids ,i no nth teh ec osnasleo loidf astheodr ts-tteartmem inevnetss tomf einctso amre.  iRneclauldizeedd  ing ainincso maned. losses, determined on a specific identification basis, on the sale of short-term investments are included in income. Fair Value of Financial Instruments FThaei rc aVrrayilnuge a moof uFnit noaf cnacshia aln dIn csatsrhu meqeuinvatslents, notes receivable, accounts receivable, accounts payable and Tahcec rcuaerdr yliangb ilaitmieos uanpt porfo cxaimsha taen tdh eciar sfha ier qvuailvuaelse nbtesc, anuostes o rfe tcheei vsahbolret ,m aactcuoriutinets oref ctehiovsaeb ilnes, tarucmcoeunntst.s  Tphaey acabrlery ainngd avaclcureu eodf oliaurb ivliatireias balpe prraotex imdeabtet  athnedi rc faapiri taval llueeass ebse acapupsreo xoimf tahtee ss hthoerti rm faitru rviatieluse os fb tehcoaseu sien sotrfu tmhee nsthso. rTt hmea ctaurirtyieinsg 147 vaanldu/eo or f inotuerr evsat rriabtelse  wrahteic hd eabret  acnodm cpaapraitabl ele taos tehso asep parvoaxiilambaltee sto t huesi ro fna isri mvaillaure tse brmecs.a uThsee  ofaf itrh vea sluheosr t omf athtuer iCtieash Canodn/voert iibnlte rNesot treast easr ew bhaicshe da roen c aonm pesatrimabalteio tno  uthsoinsge  avaiillablle  otov eurs-t hoen- csoimuniltaerr  tmeramrks.e tT ihnef oframira vtiaolnue. sT hoef  tfhaeir  Cvalsuhes of Cthoen Pvreivrtaibtele P Nlaocetems eanrte S beansioerd  Noon teasn  feusrthimera tdioensc urisbinegd  ainv aNiloatbel e1 5ov were-trhee e-csotiumnateter dm uasriknegt  itnhfeo rcmhantigoens.  Tinh eth fea iUr .vSa.lues of tThre aPsruivrya trea Ptelas.cement Senior Notes further described in Note 15 were estimated using the changes in the U.S. Treasury rates. Accounts Receivable AOucrc aocuconutnst sR recceeiviavbaleb alere unsecured and we are at risk to the extent such amounts become uncollectible. We cOounrt iancucaolluyn mtso rneictoeri vaacbcloe uanrtes ruencseeicvuarbelde  abnadla wncee sa,r ea nadt  rpisrko vtoid teh efo er xatenn at lslouwcha nacmeo fuonrt sd obuebcotfmul ea ucncocounlletsc taibt lteh.e  Wtimee conlleticntuioanll yb mecoonmiteosr aqcuceostuionntsa rbelcee bivaasbelde  obna lpaanycmese, nat nhdis ptorroyv iodre a fgoer  aonf  tahello rwecaenicvea bfoler.  dAomubotufunlt sa dcceoteurnmtsin aetd t htoe btime e cuonlcleocllteioctnib blee caorme ewsr iqttueens toioffn aagbalein bsat stheed  roense prvaey.m Feonrt  thies tyoerya rosr e angdee do fD thecee rmecbeeirv a3b1l,e .2 A01m7o,u 2nt0s 1d6e taenrmd in2e0d1 5to,  bwerite- uonffcs oollfe actcicboleu natrse r ewcreititveanb oleff  taogtaaleinds t$ t3he.2 r emsiellrivoen.,  F$o1r .t6h em yileliaorns  aend e$d2 D.0e cmeimlliboenr,  3re1s,p 2ec0t1iv7e,ly 2, 0w1h6il ea npdro 2vi0s1io5n,s  wforrite- odfofsu botff ual caccocuonutsn trse wcehivicahb wlee troet aclheadr $ge3d.2 t om eilxlipoenn, s$e1 t.o6ta mleidlli o$n3 .a1n dm i$ll2io.n0,  m$i2ll.i1on m, irlelisopne actnivde l$y2, .w1h mileil lpiorno,v irseisopnesc ftoivrely. doubtful accounts which were charged to expense totaled $3.1 million, $2.1 million and $2.1 million, respectively.

Forfeiture Rate—This is the estimated percentage of grants that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience. Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. At each reporting period, the estimated performance achievement of the performance stock units is assessed and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment. Cash and Cash Equivalents Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase. (in thousands) 2017 2016 Cash at bank and on hand $ 139,597 $ 137,615 Short-term bank deposits 518,117 301,565 Cash and Cash Equivalents $ 657,714 $ 439,180 Short-Term Investments FINANCIAL RESULTS Notes to Consolidated Financial Statements Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income (loss) in equity. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income. Fair Value of Financial Instruments The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes further described in Note 15 were estimated using the changes in the U.S. Treasury rates. Accounts Receivable Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2017, 2016 and 2015, write- offs of accounts receivable totaled $3.2 million, $1.6 million and $2.0 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $3.1 million, $2.1 million and $2.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated Fnoert  saalll eyse.ars presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales. Inventories Invveentnortioesr iaerse stated at the lower of cost or net realizable value, determined on either a weighted average cost Ibnavseins tori eas  sataren dsatardte dc oastt  tbhaes lios wwehri cohf ciso rset gour lanerlty r aeadljiuzsatebdle t ov aalucetu,a dl.e Itnevrmenintoerdie os nin eciltuhdeer  am wateirgiahlt,e di raevcet rlaagbeo rc oasntd bovaesrish eoar da  csotastnsd aanrd caorest  rbeadsuicse wdh fiocrh  eist irmegauteladr loyb asodljeuscteedn ctoe .a Inctvueanlt.o Irnivees nctonriseis teindc loufd teh em faotleloriwali,n gd iraesc ot fla Dbeocre amnbder o3v1e, r2he0a1d7  caonsdts  2a0n1d 6a:re reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2017 and 2016: (in thousands) 2017 2016 (Rian wth omuastaenridasls) $ 232,0717 $ 292,041062 RWaowr km iant eprrioaclsess $ 323,715173 $ 289,410232 WFinoisrhke idn gprooocdesss 3939,10537 $ 2789,10237 FiniTsohetadl ignovoedntsories, net $ 15959,90257 $ $1 3769,505227 Total inventories, net $ 155,927 $ 136,552 Property, Plant and Equipment Prroopperetyr,t pyl,a nPt lanndt  eaqunidpm Eenqt,u iinpclmudeinngt equipment acquired under capital lease obligations, are stated at cost less Parcocpuemrutyla, tpelda nat maonrdti zeaqtuioipnm. Cenatp, iitnacliluzdedin gin teeqrnuaipl-museen ts oafctwquairre dc ousntsd einr ccluadpeit aoln lleya tsheo oseb ldigiraetciot ncso,s atsr ea ssstoacteiadt eadt  cwoistht  lethses acctuuaml udleavteedlo apmoenrtti zoart iaocnq. uCisaitpioitna loizf ecdo minpteurtnear ls-uosfetw saorfetw faor ei nctoersntsa iln ucslued, ein oclnuldy inthgo sceo sdtsir eacsts occoisatste ads swoicthia ttheed  dweisthig tnh,e acocdtuianlg d, einvsetlaolplamtieont  aonr da cteqsutiinsgiti oonf  tohfe  csoymstpemut.e rC soosfttsw aasrseo fcoiar tiendte wrniathl  upsre,l iminicnluadryin dge cvoeslotsp amsesnotc, iasutecdh wasi thth eth e vdaelusiagtnio,n acondi nsegl,e icntisotanl loaft ioanlte arnadt itveessti,n ags o wf ethlle a ssy strtaemin.i nCgo, smtsa ainstseoncaiantceed  awnidth s puprepliomrti naarery e dxepveenlosepdm aesn ti,n scuucrhre ads. Cthoes etsv faolur ation asonfdtw saerlec ttoio bne o sf oaldlte, rlneatsievdes o, ra os twheerlwl aisse t rmaainriknegte, dm tahiantt eanraen rceela atendd  tsou pthpeo crto anrcee petxupael nfosermd ualas tiinocnu arrnedd .d Cesoisgtns  faorre seoxfptwenasreed t oa sb ein scoulrdre, dle. aCseodst so irn octuhrererwd itsoe  pmroadrkuecte dth teh aptr aodreu cret laaftteedr  tteoc thhneo cloognicceapl tfueaals fiobrilmityu liast ieosnta abnlidsh deeds iagrne are ceaxpeitnasliezde da sa nindc uarmreodr.t izCeods tisn i naccucrorerdda tnoc ep rwodituhc teh eth aec pcoroudnuticntg a sfttearn dteacrhdnso florg itchae l cfoeastsi boifl istyo fitsw easrtea btoli sbhee dso aldre, leased, coar poitthaelirzweidse a mnda rakmetoerdti.z Aedll ointh aecr cdoerdparencciea twiointh i st hceo macpcuoteudnt iunsgin sgta tnhde asrtdrasi gfohrt -ltihnee  cmoesttsh odf  soovftewr athre teos tbime astoeldd ,u lseeafusel d, olivr eost hoef rtwheis ea smseatrsk (e3te tdo.  4A0ll  yoethaersr )d. eApmreocritiaztaiotino nis  ocfo lmeapsuetehdo ldus iimngp rtohvee smtreanigtsh it-sl incoe mmpeuthteodd  oonv ear  stthrae iegshtti-mlinaete bda ussise fouvler ltihvee sle osfs ethr eo fa tshse trse (m3 atoin i4n0g  yliefea rosf) .t hAem leoartsizea otiro tnh eo fe lsetiamsaehteodld u ismefpurl olivfem oef nthtse i sim cpormopveumteedn ot na sas estt.r aWigeh th-lainvee  baa psios liocvye or f cthaep lietaslsiezrin ogf ethxep erenmdiatuinreinsg t hliafet  moaf tehrei alellay sien corre athsee  easstsimetas’t euds eufsuel fluivl elisf ea onfd t hceh aimrgpinrogv oermdeinnat rays smeat.i nWteen ahnacvee  aan pdo rleicpya iorfs tcoa poiptaelriaztiinogn se xaps eindcuitrurreeds.  tWhaht emna pterroiaplelyrt yin ocre eaqsuei pamsseentst ’i su sdeifsupl olisveeds  oafn, dth ceh caorgsti nagn do rrdeilnaateryd  macacinumtenulaantecde and repairs dtoe popreecriaattiioonns  aansd i nacmurorretidz.a Wtiohne anr ep rroepmeortvye odr  freoqmui pthmee anct ciso udnistsp oasnedd a onfy,  tghaei nc oosrt laonsds  irse liantceludd aecdc uinm eualarnteindgs. depreciation and amortization are removed from the accounts and any gain or loss is included in earnings. 148 Acquired Intangibles and Goodwill Accqquiureidre indta Inngtiablnesg wibithle aslt earnnadtiv Ge foutourde wusielsl are carried at cost less accumulated amortization and consist of Alicceqnusieres dto i ntetacnhgnioblloegs yw hitehld a blteyr nthairtidv ep afurttuieres  aunseds  oathree rc arcrqieudir eadt  cinotsat nlegsisb laec acsusmeutsl.a Atemd oarmtizoartizoant iios nc oamndp uctoends oisvt eorf the leicsteimnsaetse dto u tseecfhunl olilfoeg oyf  htheeld u bnyd ethrliyrdin gp apratiteesn atsn, dw ohtihche rh aacsq huiisrteodri cinatlalyn graibnlgee ads sfreotsm.  Aomneo rtoti ztawteionnty i sy ecaorms.p Puuterdch oavseerd the einsttaimngaitbedle  uassesfeutls  liafec qouf irtheed  uinn dbeursliyninegss  pcaotmenbtisn, awtihoincsh, hoathse hr itshtoarni cgaolloy drwanilgl,e adr efr oam oorntiez etod  towvenr ttyh eyiera erst.i mPuartcehda usesedful ilinvteasn gunibleles sa tshseestse  alicvqesu iarered  dine tbeurmsinineesds ctoo mbeb iinnadteiofinnsi,te o. thInetar nthgaibnl egso aordew ailsl,s easrsee da mfoorr triezceodv oervaebr itlhiteyi rc oenstsiimdaerteindg u tsheeful lciovenstr aunctl elsifse  thaensde  thlivee ps earrioed d oetfe trimien eodve tro  wbhei cinhd tehfein iinteta. nIngtiabnleg iwbliell sc aornetr iabsustees stoed f uftourr ere ccaosvhe rfalobwil.i tyTh ceo nunsiadmeroinrtgiz tehde cost coof nintrtacntg liibfele a ansds ethtse, wpehreiored  coaf sthim fleo wovse ar rwe hinicdhe ptheen dinetannt gainbdle i dweinllt icfioanbtrleib furtoem to o ftuhteurr ea scsaestsh,  filso wev.a Tluhae teudna pmeorirotidziecda lclyost oafn din taadnjguisbteled ,a isfs neetsc, ewsshaerrye,  cifa eshve fnlotsw asn adr ec iirncduempsetanndceenst iannddic iadten tthifaiat bal ed efrcolimn eo itnh evra alusese btse,l oisw e vthaelu caaterrdy ipnegr iaomdiocuanllty haansd  oacdcjursrted., Fifo nr ethces ysaearyr,s  ief nedvednt sD aecnedm cbirecru m31st,a 2n0ce1s6 i nadnidc a2te0 1th5a,t  wa ed reecclionred eind  viantluaen gbieblloew a sthseet  cimarpryaiinrmg eanmtso oufnt $ha2s1 o.4c cmurilrleiodn. Faonrd t h$e0 .y2e amrsil leionnd,e rde sDpeeccetimveblye.r  I3n1ta,n 2g0ib1le6  aasnsde t2 im01p5a,i rwme nrtesc roercdoerdd eindt adnugriinbgle  thaess yeet aimr peandiremdents of D$2ec1e.4m bmeirll i3o1n ,a 2n0d1 $60 a.2re m fuilrlithoenr, dreiscpuescsteivde liyn.  NInotaten g6i bRle satrsuscettu riminpga. irments recorded during the year ended December 31, 2016 are further discussed in Note 6 Restructuring. Amortization expense related to developed technology and patent and license rights which have been acquired in a Abumsoinretiszsa ctiomn beixnpaetinosne  irse ilnacteludd teod d ienv ceolospt eodf  staelcehsn. oAlomgoyr taiznadti opna toefn t randde mlicaerknss,e c ruigsthotms ewrh bicahs eh aavned  bneoenn-c aocmqpueirted in a baugsrieneemsse nctosm wbhinicaht ihoan vies ibnecelund aecdq iuni rceods ti no fa s baulessi.n eAsms ocrotmizbaitinoanti onf  tirsa dreecmoardrkesd, icnu sotpomereart ibnga seex apnedn sneo unn-cdoemr ptheete agreements which have been acquired in a business combination is recorded in operating expense under the

For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales. Inventories Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2017 and 2016: (in thousands) 2017 2016 Raw materials $ 23,717 $ 29,402 Work in process 33,153 28,123 Finished goods 99,057 $ 79,027 Total inventories, net $ 155,927 $ 136,552 Property, Plant and Equipment Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost less aFINANCIALccumula tRESULTSed amortNotesizatio ton .Consolidated Capitalize dFinancial intern aStatementsl-use software costs include only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Costs for software to be sold, leased or otherwise marketed that are related to the conceptual formulation and design are expensed as incurred. Costs incurred to produce the product after technological feasibility is established are capitalized and amortized in accordance with the accounting standards for the costs of software to be sold, leased, or otherwise marketed. All other depreciation is computed using the straight-line method over the estimated useful lives of the assets (3 to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings. Acquired Intangibles and Goodwill Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2016 and 2015, we recorded intangible asset impairments of $21.4 million and $0.2 million, respectively. Intangible asset impairments recorded during the year ended December 31, 2016 are further discussed in Note 6 Restructuring. Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption 'acquisition-related intangible amortization'. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset. Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2017, 2016 and 2015, goodwill has not been impaired. As discussed in Note 6 Restructuring, in 2016 we recorded a $2.6 million disposal of goodwill associated to the 2016 restructuring initiative. Investments We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting. Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following: adverse financial conditions of a specific issuer, segment, industry, region or other variables; the length of time and the extent to which the fair value has been less than cost; and the financial condition and near-term prospects of the issuer. We consider whether the fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a 149 write-down of the investment would be recorded in operating expense to its estimated fair value. For the year ended December 31, 2017 and 2015, we recorded total impairments to cost method investments of $5.1 million and $2.2 million, respectively, in other expense, net. In 2016, we recorded an impairment to an equity method investment of $8.3 million in other expense, net. Impairment of Long-Lived Assets We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the year ended 2016, in connection with the restructuring discussed in Note 6, we recorded asset impairment charges of $10.9 million, of which $10.8 million is recorded in general and administrative, restructuring, integration and other expense and $0.1 million is recorded in cost of sales. In 2015, we recorded asset impairment charges of $3.1 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain software projects following the acquisition of MO BIO.

caption 'acquisition-related intangible amortization'. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset. Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2017, 2016 and 2015, goodwill has not been impaired. As discussed in Note 6 Restructuring, in 2016 we recorded a $2.6 million disposal of goodwill associated to the 2016 restructuring initiative. Investments We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting. Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable FINANCIAL RESULTS Notes to Consolidated Financial Statements value of a security. This evidence includes, but is not limited to, the following: adverse financial conditions of a specific issuer, segment, industry, region or other variables; the length of time and the extent to which the fair value has been less than cost; and the financial condition and near-term prospects of the issuer. We consider whether the fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. For the year ended December 31, 2017 and 2015, we recorded total impairments to cost method investments of $5.1 million and $2.2 million, respectively, in other expense, net. In 2016, we recorded an impairment to an equity method investment of $8.3 million in other expense, net. Impairment of Long-Lived Assets We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the year ended 2016, in connection with the restructuring discussed in Note 6, we recorded asset impairment charges of $10.9 million, of which $10.8 million is recorded in general and administrative, restructuring, integration and other expense and $0.1 million is recorded in cost of sales. In 2015, we recorded asset impairment charges of $3.1 million in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain software projects following the acquisition of MO BIO. 150

FINANCIAL RESULTS Notes to Consolidated Financial Statements

4. Segment Information

Considering the acquisition made during 2017, we determined that we still operate as one business segment in accordance with FASB ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(In thousands)	2017	2016	2015
Net Sales			
Consumables and related revenues	$ 1,242,715	$ 1,166,131	$ 1,114,580
Instrumentation	174,821	171,860	166,406
Total	$ 1,417,536	$ 1,337,991	$ 1,280,986

Geographical Information

Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.0 million, $12.4 million and $11.3 million for the years ended 2017, 2016 and 2015, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(In thousands)	2017	2016	2015
Net Sales			
Americas:			
United States	$ 579,906	$ 555,676	$ 525,532
Other Americas	73,478	71,797	79,578
Total Americas	653,384	627,473	605,110
Europe, Middle East and Africa	462,980	428,055	409,955
Asia Pacific and Rest of World	301,172	282,463	265,921
Total	$ 1,417,536	$ 1,337,991	$ 1,280,986

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.7 million and $1.4 million as of December 31, 2017 and 2016, respectively.

151

FINANCIAL RESULTS Notes to Consolidated Financial Statements (in thousands) 2017 2016 (Lionn tgh-oliuvesadn adsss)ets 2017 2016 LAomnger-liicvaesd: assets AmUernicitaesd: States $ 148,694 $ 145,813 UOnthiterd A Smtaeteriscas $ 1484,649848 $ 1454,851434 OthTeort aAlm Aemriecraicsas 1534,14828 1504,355474 GermaTnoytal Americas 125836,158627 125307,315970 GOethremra Enuyrope 28461,516878 237,109507 OAstihae rP aEcuirfoicp eand Rest of World 4113,13884 3172,0571 Asia PacifTico taanld Rest of World $ 41934,38241 $ 41326,06515 Total $ 494,321 $ 436,655 5. Acquisitions A5c.q uAisictioqnus hisavieti boenens accounted for as business combinations, and the acquired companies’ results have been Aincqluudiseidti oin st hhea vaec cboemenp aancycionugn cteodn sfolri daas tebdu ssitnaetessm ceonmtsb oinf ainticoonms,e a fnrodm th teh eaicr qreusirpeedc tcivoem dpatneise so’f  raecsuqlutsis hitaiovne.  bOeuern ianccqluudiseitdio inns  thea vaec choismtopriacnaylliyn gb eceonn smoalidae teadt  psrtaictesm aebntosv oef  tihnec ofamire  vfarolume  tohfe tihr er eascpqeucitriveed  dnaete ass osef tas,c qreusiusiltionng.  iOn ur agcoqoudiwsiitlilo, ndsu hea tvoe e hxipsteocrtiactaiollyn sb oefe sny mneardgeie as to pf rcicoemsb ainbionvge  ththee  bfausiri nveaslsuees .o Tf htheese a scyqnueiregdie sn eint calsusdeets u, sre soufl tionugr ienxisting ignofroadswtruilcl,t udruee,  stouc ehx apse cstaalteios nfos rocfe s, ysnhearrgeide ss eorfv cicoem cbeinitenrgs ,t hdeis btruibsiuntieosnse csh. aTnhneesels  saynnde rcguisetso minecrlu rdeela utisoen so,f  toou er xepxaisntidng isnaflreass toruf cthtuer ea,c squucihre ads b suasliense fsosercse’ ,p srhoadruecdts ;s eursveic oef  ctheen teinrfsr,a dstirsutrcibtuurteio onf  cthhea nanceqlus iraendd  bcuussitnoemsseer sr etola ctioosnt-se, fftoec etixvpealynd seaxlpeas nodf tshaele as coqfu oiruerd p broudsiuncetss; easn’ dp reoldimuicntsa;t iuosne  ooff  dthuep lincafrtaivsetr ufactcuirlieti eosf,  thfuen catcioqnusir eadn db ustsainffeinsgse.s to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing. 2017 Acquisition 2O0n 1Ja7nu aAryc 6q,u 2i0si1t7io, nwe acquired OmicSoft Corporation, a leading provider of omics data management solutions Olocna Jtaendu ianr yC a6r,y 2, 0N1o7r,th w Cea arocqlinuair e(dU .OS.m). iTchSiosf ta Ccqourpisoitriaotnio wn,a sa  nleoat dsiignngi fpicraovnitd teor  thoef  oomveicras ldl acotan smoalindagteedm feinnat nsocilautlions lsotactaetmede nints  Caandry ,a sN oofr tDh eCceamroblienra 3 (1U,. S2.0).1 T7h,i st haec qaullioscitaiotino nw oafs  tnhoet  psuigrcnhifaicsaen pt rtioc eth we aosv efirnaalll .c Tohnes oalicdqautiesdit iofin adnicdi anlot shtaavteem ae nmtsa taenrida la ism opfa Dcte tcoe mnebte sra 3le1s, 2ne0t1 i7nc, othmee a ollro ecatrinoin gosf  ptheer  pshuarcrhea asned p trhiceere wfoarse  fninoa pl.r oTh feo ramcaq uinisfiotiromna dtiiodn n hoats bhaeeven ap rmovaitdeerida lh iemrepianc.t to net sales, net income or earnings per share and therefore no pro forma information has been provided herein. 2016 Acquisitions 2Du0ri1ng6 t hAe cseqcuonisdi tqiuoanrtser of 2016, we acquired a majority shareholding in Exiqon A/S (Exiqon), a publicly traded Duarniinsgh  tchoem speaconny dh eqaudaqrtuear rotef r2e0d1 in6 ,V wede baaceqku,i rDeedn am amrak,jo wrihtyic shh aisr eah loeladdiningg i np rEoxviqidoenr Aof/ RSN (EAx iaqnoanl)y, sais  psuoblultiicolyn st rwaditehd a Dpraonpisrihe tcaormy pLoacnkye dhe Naducqlueaicr teArceid  i(nLN VAed) bteacehkn,o Dloegnym. aTrhke, awchqicuhis iitsi oan  lexapdainngd sp roouvri dleear doefr RshNipA p aonsaitliyosnis i nso Sluatmiopnlse  wtoith a Ipnrsoigphrite staorluyt iLooncsk efodr  NRNucAle aicn Aalcyisdis (.LN OAn )J utenceh n2o8l,o 2gy0.1 T6h,e w aec qpuaiisdit iDoKn Ke x6p2a7n.d4s  moiullri olena (d$e9r5sh.2ip  mpiollsioitnio) nf oinr  aSpapmrpoxlei mtoately I9n4si.g5h2t% so oluf ttihoen so fuotrs tRaNndAin agn Eaxlyiqsiosn.  Oconm Jmunoen  2s8ha, r2e0s.1 O6,n w thee p aacidq uDisKitKio 6n 2d7a.t4e ,m thileli ofani r( $v9a5lu.e2  omf itlhlieo nr)e mfoar ianpinpgr osxhiamreastely 9w4a.s5 $25%. 5o fm thilleio onu. tsTthaen dfainirg v Eaxluiqeo onf  cthoims mnoonnc oshnatrroelsli.n Og nsh tahree a wcqaus ibsiatisoend d oante r,e tfheere fnacire  vtoa luqeu ootfe dth em raermkeat invainluge ssh oafres wExaiqs o$n5 s.5to cmki.l liDounr.i nTgh eth fea iyr evaarl ueen doef dth iDs encoenmcboenrtr o3l1li,n g2 0s1ha6r,e w wea as cbqausireedd  othne r erefemreanincien gto  Eqxuiqootend  smhaarrekse tf ovra $lu5e.s5 o mf illion Einx icqaosnh ,s twohckic.h D ius rincgl uthdee dy eina ro ethnedre fdin Danecienmgb aecrt i3v1iti,e 2s 0in1 6th,e w aec caocmqupiarendy inthge  croenmsaoilnidinagte Edx siqtaotenm sheantrse so ff ocra $sh5 .f5lo wmsillion iann cda ashs ,o wf Dhiecche ims binecrl u3d1e,d 2 i0n1 o6th were  fhinealdn c1in0g0 %ac otivf iEtixeisq ionn t'hs es haacrceosm. Fpoarn tyhien gy ecaorn seonldideadt eDde csteamtebmeer n3ts1 ,o f2 c0a1s6h, flows ancqdu aissi toiof nD-reeclaetmedb ecro 3st1s ,o 2f 0$166.3 w mei lhlieolnd  a1r0e0 in%c loufd Eexdi qino ng'esn sehraarle as.n dFo ar dthmei nyisetarar teivned, erde sDtreucetumribnegr,  3in1te, g2r0a1tio6n, and aotchqeuri sinit iothne-r aelcactoemd pcaonstysi nogf  $c6o.n3s omlidillaiotend a srtea tienmcleundtesd o fi ni ngceonmeera. l and administrative, restructuring, integration and other in the accompanying consolidated statements of income. The final purchase price allocation as of December 31, 2017 did not differ from the preliminary purchase price aThlleo cfaintiaol np aursc ohfa Jsuen per i3c0e,  a2ll0o1ca6t iotnh ears  thoaf nD eac $em9.b4e rm 3il1lio, n2 0in1c7re daisde  nino td deivffeelor pfreodm t ethceh nporleoligmyi,n a r$y 9p.u2r cmhiallsioen p irnicerease ianl lodceafetirorend a tsa ox f aJsusneet o3n0 ,t a2x0 l1o6ss  octahrerry  thfoarnw a r$d9s,. 4a  m$2ill.i8o nm iinllciorena dse cirne adseev einlo cpuesdto tmecehrn roelloagtiyo,n ash $ip9s.,2 a m $i1lli.o2n m inilcliroenase inc dreafesrer eodf tloanx ga-tsesremt  odne ftearxr elods tsa cxa lriaryb ifloitryw, aar d$s0, .a4  $m2il.l8io nm ilnlicorne adseec rine apsree pina icdu setxopmeenrs reesl aatniodn oshthipesr,  cau r$re1n.t2 a mssiellitso nand increase of long-term deferred tax liability, a $0.4 million increase in prepaid expenses and other current assets and 152

(in thousands) 2017 2016 Long-lived assets Americas: United States $ 148,694 $ 145,813 Other Americas 4,488 4,544 Total Americas 153,182 150,357 Germany 286,567 237,190 Other Europe 41,188 37,057 Asia Pacific and Rest of World 13,384 12,051 Total $ 494,321 $ 436,655 5. Acquisitions Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing. 2017 Acquisition On January 6, 2017, we acquired OmicSoft Corporation, a leading provider of omics data management solutions located in Cary, North Carolina (U.S.). This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2017, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein. 2016 Acquisitions During the second quarter of 2016, we acquired a majority shareholding in Exiqon A/S (Exiqon), a publicly traded Danish company headquartered in Vedbaek, Denmark, which is a leading provider of RNA analysis solutions with a proprietary Locked Nucleic Acid (LNA) technology. The acquisition expands our leadership position in Sample to IFINANCIALnsight so luRESULTStions forNotes RNA to a Consolidatednalysis. On Financial June 2 8Statements, 2016, we paid DKK 627.4 million ($95.2 million) for approximately 94.52% of the outstanding Exiqon common shares. On the acquisition date, the fair value of the remaining shares was $5.5 million. The fair value of this noncontrolling share was based on reference to quoted market values of Exiqon stock. During the year ended December 31, 2016, we acquired the remaining Exiqon shares for $5.5 million in cash, which is included in other financing activities in the accompanying consolidated statements of cash flows and as of December 31, 2016 we held 100% of Exiqon's shares. For the year ended December 31, 2016, acquisition-related costs of $6.3 million are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. The final purchase price allocation as of December 31, 2017 did not differ from the preliminary purchase price allocation as of June 30, 2016 other than a $9.4 million increase in developed technology, a $9.2 million increase in deferred tax asset on tax loss carry forwards, a $2.8 million decrease in customer relationships, a $1.2 million increase of long-term deferred tax liability, a $0.4 million increase in prepaid expenses and other current assets and an additional $0.3 million increase of other opening balance sheet liabilities. The corresponding impact for these adjustments was a decrease to goodwill of $14.7 million. (in thousands) Exiqon acquisition Purchase Price: Cash consideration $ 95,163 Fair value of remaining shares 5,519 $ 100,682     Final Allocation: Cash and cash equivalents $ 4,824 Accounts receivable 3,581 Inventory 1,553 Prepaid expenses and other current assets 1,853 Accounts payable (1,289) Accruals and other current liabilities (11,587) Debt assumed (6,068) Other long-term liabilities (197) Deferred tax asset on tax loss carry forwards 10,016 Fixed and other long-term assets 2,870 Developed technology 18,500 Customer relationships 3,800 Tradenames 1,400 Goodwill 76,807 Deferred tax liability on fair value of identifiable intangible assets acquired (5,381) $ 100,682 The weighted average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes. Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of Exiqon did not have a material impact to net sales, net income or earnings per share on a pro forma basis. 2015 Acquisitions During 2015, we completed three acquisitions, including the acquisition of MO BIO Laboratories, Inc., a privately- held U.S. company, that is considered a leader in sample technologies for metagenomics and microbiome analysis. Purchase consideration for these acquisitions totaled $66.9 million in cash, net of cash acquired, and as of December 31, 2016, the purchase price allocations are final. Each of these acquisitions did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided 153 herein.

an additional $0.3 million increase of other opening balance sheet liabilities. The corresponding impact for these adjustments was a decrease to goodwill of $14.7 million. (in thousands) Exiqon acquisition Purchase Price: Cash consideration $ 95,163 Fair value of remaining shares 5,519 $ 100,682     Final Allocation: Cash and cash equivalents $ 4,824 Accounts receivable 3,581 Inventory 1,553 Prepaid expenses and other current assets 1,853 Accounts payable (1,289) Accruals and other current liabilities (11,587) Debt assumed (6,068) Other long-term liabilities (197) Deferred tax asset on tax loss carry forwards 10,016 Fixed and other long-term assets 2,870 Developed technology 18,500 Customer relationships 3,800 Tradenames 1,400 Goodwill 76,807 Deferred tax liability on fair value of identifiable intangible assets acquired (5,381) $ 100,682 FINANCIAL RESULTS Notes to Consolidated Financial Statements The weighted average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes. Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of Exiqon did not have a material impact to net sales, net income or earnings per share on a pro forma basis. 2015 Acquisitions During 2015, we completed three acquisitions, including the acquisition of MO BIO Laboratories, Inc., a privately- held U.S. company, that is considered a leader in sample technologies for metagenomics and microbiome analysis. Purchase consideration for these acquisitions totaled $66.9 million in cash, net of cash acquired, and as of December 31, 2016, the purchase price allocations are final. Each of these acquisitions did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein. 6. Restructuring 2017 Restructuring During the fourth quarter of 2017, we initiated restructuring initiatives to mitigate the negative impacts stemming from the U.S. tax legislation as further discussed in Note 16. Total pre-tax costs are expected to be between $22.8 million and $24.8 million, of which $13.8 million was incurred in 2017. Future pre-tax costs between $9.0 million to $11.0 million are expected to be incurred in 2018 primarily related to personnel and other costs. The following table summarizes the cash components of the restructuring activity. (in thousands) Personnel Related Consulting Costs Total Costs incurred in 2017 $ 6,174 $ 4,583 $ 10,757 Foreign currency translation adjustment 48 2 50 Liability at December 31, 2017 $ 6,222 $ 4,585 $ 10,807 The Personnel Related and Consulting Costs are included within general and administrative, restructuring, integration and other and an additional $3.0 million of inventory write-offs is included in cost of sales in the accompanying consolidated statement of income for the year ended December 31, 2017. The liability of $10.8 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet at December 31, 2017. 2016 Restructuring During the fourth quarter of 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently in the coming years. Measures include simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. No additional costs will be incurred related to this program. Cumulative costs for this program are as follows: Contract and Other Asset Impairments & (in thousands) Personnel Related Facility Related Costs Disposals Total Cost of sales $ 1,222 $ 205 $ 43 $ 10,490 $ 11,960 General and administrative, restructuring, 17,998 6,960 8,272 22,963 56,193 integration and other Other expense, net — — — 10,946 10,946 Total 2016 costs $ 19,220 $ 7,165 $ 8,315 $ 44,399 $ 79,099 Cost of sales $ 1,141 $ — $ 238 $ — $ 1,379 General and administrative, restructuring, $ 8,399 $ 350 $ 9,612 $ — $ 18,361 integration and other Total 2017 costs $ 9,540 $ 350 $ 9,850 $ — $ 19,740 154 Total cumulative costs $ 28,760 $ 7,515 $ 18,165 $ 44,399 $ 98,839 Personnel Related expenses during 2017 and 2016 includes reductions in costs of $0.7 million and $2.0 million, respectively, as a result of forfeitures of share-based compensation in connection with terminations. During the year ended December 31, 2016, Asset Impairments and Disposals include $21.4 million for intangible asset impairments, $10.9 million for fixed asset abandonments, and $1.1 million primarily in connection with the write-off of prepaid contract costs. The total $10.9 million of expense included in other expense, net in the accompanying consolidated

6. Restructuring 2017 Restructuring During the fourth quarter of 2017, we initiated restructuring initiatives to mitigate the negative impacts stemming from the U.S. tax legislation as further discussed in Note 16. Total pre-tax costs are expected to be between $22.8 million and $24.8 million, of which $13.8 million was incurred in 2017. Future pre-tax costs between $9.0 million to $11.0 million are expected to be incurred in 2018 primarily related to personnel and other costs. The following table summarizes the cash components of the restructuring activity. (in thousands) Personnel Related Consulting Costs Total Costs incurred in 2017 $ 6,174 $ 4,583 $ 10,757 FINANCIALForeign cur rRESULTSency translaNotestion ad tojus Consolidatedtment Financial Statements 48 2 50 Liability at December 31, 2017 $ 6,222 $ 4,585 $ 10,807 The Personnel Related and Consulting Costs are included within general and administrative, restructuring, integration and other and an additional $3.0 million of inventory write-offs is included in cost of sales in the accompanying consolidated statement of income for the year ended December 31, 2017. The liability of $10.8 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet at December 31, 2017. 2016 Restructuring During the fourth quarter of 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently in the coming years. Measures include simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. No additional costs will be incurred related to this program. Cumulative costs for this program are as follows: Contract and Other Asset Impairments & (in thousands) Personnel Related Facility Related Costs Disposals Total Cost of sales $ 1,222 $ 205 $ 43 $ 10,490 $ 11,960 General and administrative, restructuring, 17,998 6,960 8,272 22,963 56,193 integration and other Other expense, net — — — 10,946 10,946 Total 2016 costs $ 19,220 $ 7,165 $ 8,315 $ 44,399 $ 79,099 Cost of sales $ 1,141 $ — $ 238 $ — $ 1,379 General and administrative, restructuring, $ 8,399 $ 350 $ 9,612 $ — $ 18,361 integration and other Total 2017 costs $ 9,540 $ 350 $ 9,850 $ — $ 19,740 Total cumulative costs $ 28,760 $ 7,515 $ 18,165 $ 44,399 $ 98,839 Personnel Related expenses during 2017 and 2016 includes reductions in costs of $0.7 million and $2.0 million, respectively, as a result of forfeitures of share-based compensation in connection with terminations. During the year ended December 31, 2016, Asset Impairments and Disposals include $21.4 million for intangible asset impairments, $10.9 million for fixed asset abandonments, and $1.1 million primarily in connection with the write-off of prepaid contract costs. The total $10.9 million of expense included in other expense, net in the accompanying consolidated statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million. The following table summarizes the cash components of the restructuring activity. Contract and Other (in thousands) Personnel Related Facility Related Costs Total Costs incurred in 2016 $ 21,252 $ 7,165 $ 8,315 $ 36,732 Payments (2,742) (601) (2,391) (5,734) Facility deferred rent reclassified to restructuring — 1,326 — 1,326 Foreign currency translation adjustment (30) (8) 19 (19) Liability at December 31, 2016 $ 18,480 $ 7,882 $ 5,943 $ 32,305 Additional costs in 2017 13,357 1,798 9,883 25,038 Release of excess accrual (3,083) (1,448) (30) (4,561) Payments (25,586) (7,478) (14,887) (47,951) Facility deferred rent reclassified to restructuring — 241 — 241 Foreign currency translation adjustment 1,126 57 157 1,340 Liability at December 31, 2017 $ 4,294 $ 1,052 $ 1,066 $ 6,412 At December 31, 2017, $5.6 million of the liability is included in accrued and other current liabilities and $0.8 million is included in other-long term liabilities in the accompanying consolidated balance sheet. At December 31, 155 2016, $27.6 million of the liability is included in accrued and other current liabilities and $4.7 million is included in other long-term liabilities in the accompanying consolidated balance sheet. 2014 Restructuring During the fourth quarter of 2014, we recorded restructuring charges in connection with the acquisition of Enzymatics and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN's strategic focus on its five growth drivers. No additional costs were incurred subsequent to 2014 related to this program. The following table summarizes the components of the restructuring costs.

FINANCIAL RESULTS Notes to Consolidated Financial Statements statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million. The following table summarizes the cash components of the restructuring activity. Contract and Other (in thousands) Personnel Related Facility Related Costs Total Costs incurred in 2016 $ 21,252 $ 7,165 $ 8,315 $ 36,732 Payments (2,742) (601) (2,391) (5,734) Facility deferred rent reclassified to restructuring — 1,326 — 1,326 Foreign currency translation adjustment (30) (8) 19 (19) Liability at December 31, 2016 $ 18,480 $ 7,882 $ 5,943 $ 32,305 Additional costs in 2017 13,357 1,798 9,883 25,038 Release of excess accrual (3,083) (1,448) (30) (4,561) Payments (25,586) (7,478) (14,887) (47,951) Facility deferred rent reclassified to restructuring — 241 — 241 Foreign currency translation adjustment 1,126 57 157 1,340 Liability at December 31, 2017 $ 4,294 $ 1,052 $ 1,066 $ 6,412 At December 31, 2017, $5.6 million of the liability is included in accrued and other current liabilities and $0.8 million is included in other-long term liabilities in the accompanying consolidated balance sheet. At December 31, 2016, $27.6 million of the liability is included in accrued and other current liabilities and $4.7 million is included in other long-term liabilities in the accompanying consolidated balance sheet. 2014 Restructuring During the fourth quarter of 2014, we recorded restructuring charges in connection with the acquisition of Enzymatics and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN's strategic focus on its five growth drivers. No additional costs were incurred subsequent to 2014 related to this program. The following table summarizes the components of the restructuring costs. 156 statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million. The following table summarizes the cash components of the restructuring activity. Contract and Other (in thousands) Personnel Related Facility Related Costs Total Costs incurred in 2016 $ 21,252 $ 7,165 $ 8,315 $ 36,732 Payments (2,742) (601) (2,391) (5,734) Facility deferred rent reclassified to restructuring — 1,326 — 1,326 Foreign currency translation adjustment (30) (8) 19 (19) Liability at December 31, 2016 $ 18,480 $ 7,882 $ 5,943 $ 32,305 Additional costs in 2017 13,357 1,798 9,883 25,038 Release of excess accrual (3,083) (1,448) (30) (4,561) Payments (25,586) (7,478) (14,887) (47,951) Facility deferred rent reclassified to restructuring — 241 — 241 Foreign currency translation adjustment 1,126 57 157 1,340 Liability at December 31, 2017 $ 4,294 $ 1,052 $ 1,066 $ 6,412 At December 31, 2017, $5.6 million of the liability is included in accrued and other current liabilities and $0.8 million is included in other-long term liabilities in the accompanying consolidated balance sheet. At December 31, 2016, $27.6 million of the liability is included in accrued and other current liabilities and $4.7 million is included in other long-term liabilities in the accompanying consolidated balance sheet. FINANCIAL RESULTS Notes to Consolidated Financial Statements 2014 Restructuring During the fourth quarter of 2014, we recorded restructuring charges in connection with the acquisition of Enzymatics and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN's strategic focus on its five growth drivers. No additional costs were incurred subsequent to 2014 related to this program. The following table summarizes the components of the restructuring costs. Contract and Other (in thousands) Personnel Related Facility Related Costs Total Contract and Other (Bina lathnocues aant dDse)cember 31, 2014 Personnel$ R 6e,la3t4e1d Facility$ R 7e,la6t2e7d $C 6o5st2s $ 14,T6o2ta0l PBaylamnecnet sat December 31, 2014 $(46,,738491) $(47,,169297) $(461582) $ 1(94,,460260) RPaelyemaesen tos f excess accrual (4,(475839) (4,19—9) (4(2108) (9,(47036) FRoerleaigsne couf rerexncecyss t raacncsrluaatilon adjustment (643503) — (2—0) (643703) BFoarlaeingcne  cautr rDeencceym trbaenrs 3la1ti,o 2n 0a1d5justment $(643609) $ 3,42—8 $ 21—4 $ 4(,613101) PBaylamnecnet sat December 31, 2015 $(144639) $(33,,442288) $(221144) $(34,,718151) RPaelyemaesen tos f excess accrual (312453) (3,42—8) (21—4) (3,(37285) FRoerleaigsne couf rerexncecyss t raacncsrluaatilon adjustment (32(51) — — (32(51) BFoarlaeingcne  cautr rDeencceym trbaenrs 3la1ti,o 2n 0a1d6justment $ (—1) $ — $ — $ (—1) Balance at December 31, 2016 $ — $ — $ — $ — 7. Short-Term Investments A7t .D eSchemobretr- T31e,r 2m01 7In avnde s20tm16e, nwets had $359.2 million and $89.3 million, respectively, of loan receivables and Acot mDmeceercmiable pr a3p1e, r2 d0u1e7 f raonmd  f2in0a1n6ci,a wl ien shtaitudt i$o3ns5.9 T.h2e msei lloioann  arnedce $iv8a9b.l3e sm ainllido nc,o mremspeerctiiavle plya, poefr l oaaren  nreocne-divearibvlaetsi vaend cfionmanmceiarcl iaasl speatsp weri thd ufiex efrdo mor  fdineatenrcmiailn ainbslteit uptiaoynms.e Tnhtse sthea lto arne  rneocet iqvuaobtleeds ainn adn c oamctmive rmciarl kpeat paenrd a arere n coanr-rdiedri vaatt ifvaeir fminaarnkecita vla alussee, tws whiicth fiisx eqdu oarl  dtoe ttehrem cinoastb. lAe tp Daeycmeemnbtse trh 3a1t ,a r2e0 n1o7t ,q thueosteed l oina nasn c aocntsiviset omfa $rk3e0t 8a.n2d m airlleio cna arrniedd € a4t 2fa.5ir miallrikoent  (v$a5lu1e.,0 w mhiilcliho nis  aesq oufa Dl teoc ethmeb ceors 3t. 1A, t 2D0e1c7e)m wbheirc 3h1 m, a2t0ur1e7 a, tt hveasreio luosa dnas tceos nthsirsot uogf h$ D30ec8e.2m bmeirll i2o0n1 a8n.d A €ll42.5 minisltlrioumn e($n5ts1 th.0a tm hiallivoen a ans  oorfi gDineacel mtebneorr  3o1f ,m 2o0re1 7th)a wn h1ic2h m moanttuhrse  ianct lvuadreio ruesd dematpesti othnr oriugghhts  Doenc aemt lbeaers t2 a0 q1u8a. rAtelrlly ibnasstrius.m Ienntetsre tshta itn hcoamvee  aisn  doeritegrimnainl etedn ousr iongf  mthoer ee ftfheacnti v1e2 i nmteornetsht sr aintec lumdeeth roedd.e Tmhpetsioe nlo raignhst sa roen  calat slesiafiset da  aqsu caurtrererlnyt absasseists. Iint ethres at cinccoommpea nisy dinegte cromninsoeldid uastiendg  bthaela enfcfec stihveee itns tseirnecset  rwatee  mmaeyth roedd.e Tehme sthee l oloaanns sa aret  oculars dsiifsicerde taiosn c.urrent assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion. At December 31, 2016, we had €3.5 million ($3.7 million) in term deposits which matured in August 2017. The Adet pDoescitesm cboeurld 3 b1e,  2w0it1h6d,r awwen h aatd t h€e3 e.n5d m oifl lieoanc h($ q3u.7a rmteirl lwiointh) oinu tt epremn adletyp aonsidts  wwehriec hth meraetfuorreed c ilna sAsiufigeuds ta 2s 0c1u7rr.e nTht e daesspeotss iitns  cthoeu ladc bcoe mwpitahndyrianwg nc oant sthoeli deantde do fb eaalacnhc qe usahreterts w. ithout penalty and were therefore classified as current assets in the accompanying consolidated balance sheets. For the years ended December 31, 2017, 2016 and 2015, proceeds from sales of short term investments totaled F$o1r8 t9he.0 y meailrliso enn, d$e5d3 D3.e8c emmilblieorn 3 a1n,d 2 $031677, .270 m16ill iaond,  r2e0sp1e5c,t ipverolyc.e Dedursi nfrgo mth es ayleas ros f esnhdoertd t eDremc einmvbeestrm 3e1n,t s2 t0o1ta7le adnd $2108196.,0 r emaillilzioend,  g$a5in3s3 t.o8t amleildli o$n1 a.1n dm $ill3io6n7 a.7n dm $ill1io.4n,  mreilslipoenc,t irveeslpy.e cDtiuvreinlyg. tDhuer iynega rths ee nydeaedr  eDnedceedm Dbecr e3m1b, e2r0 3117, and 20165, realized gloasisness  ttoottaalleedd  $$16..10  mmiilllliioonn .and $1.4 million, respectively. During the year ended December 31, 2015, realized losses totaled $6.0 million. 8. Prepaid Expenses and Other Current Assets P8re.p aPidre epxpaenisdes  Eanxdp oethners ceursre nat nasdse tsO arteh seumr mCaruizrerde ans tfo lAlowss east sof December 31, 2017 and 2016: Prepaid expenses and other current assets are summarized as follows as of December 31, 2017 and 2016: (in thousands) 2017 2016 (Pirne pthaoiuds aexnpdes)nses $ 412,071775 $ 352,051269 PCraespha icdo lelaxtpeeranlses $ 241,970775 $ 315,250209 VCalsuhe  caodlldaetedr atal x 1271,897007 141,928050 OVathlueer aredcdeeivda tbalxes 157,980720 194,699895 FOatihre vra rleucee oivfa dbelerisvative instruments 159,900323 95,639896 FToatiar lv parlueep aoifd d eexrpiveantisvees  iannstdru omtheenrt scurrent assets $ 1069,408373 $ 665,739896 157 Total prepaid expenses and other current assets $ 106,487 $ 66,799

Contract and Other (in thousands) Personnel Related Facility Related Costs Total Balance at December 31, 2014 $ 6,341 $ 7,627 $ 652 $ 14,620 Payments (4,789) (4,199) (418) (9,406) Release of excess accrual (453) — (20) (473) Foreign currency translation adjustment (630) — — (630) Balance at December 31, 2015 $ 469 $ 3,428 $ 214 $ 4,111 Payments (143) (3,428) (214) (3,785) Release of excess accrual (325) — — (325) Foreign currency translation adjustment (1) — — (1) Balance at December 31, 2016 $ — $ — $ — $ — 7. Short-Term Investments At December 31, 2017 and 2016, we had $359.2 million and $89.3 million, respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2017, these loans consist of $308.2 million and €42.5 million ($51.0 million as of December 31, 2017) which mature at various dates through December 2018. All instruments that have an original tenor of more than 12 months include redemption rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion. At December 31, 2016, we had €3.5 million ($3.7 million) in term deposits which matured in August 2017. The deposits could be withdrawn at the end of each quarter without penalty and were therefore classified as current FINANCIAL RESULTS Notes to Consolidated Financial Statements assets in the accompanying consolidated balance sheets. For the years ended December 31, 2017, 2016 and 2015, proceeds from sales of short term investments totaled $189.0 million, $533.8 million and $367.7 million, respectively. During the years ended December 31, 2017 and 2016, realized gains totaled $1.1 million and $1.4 million, respectively. During the year ended December 31, 2015, realized losses totaled $6.0 million. 8. Prepaid Expenses and Other Current Assets Prepaid expenses and other current assets are summarized as follows as of December 31, 2017 and 2016: (in thousands) 2017 2016 Prepaid expenses $ 41,775 $ 35,529 Cash collateral 21,907 1,200 Value added tax 17,870 14,985 Other receivables 15,902 9,699 Fair value of derivative instruments 9,033 5,386 Total prepaid expenses and other current assets $ 106,487 $ 66,799 9. Property, Plant and Equipment Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2017 and 2016: (in thousands) Estimated useful life 2017 2016 Land — $ 18,188 $ 16,327 Buildings and improvements 5-40 328,938 301,092 Machinery and equipment 3-10 299,175 257,349 Computer software 3-7 243,809 176,227 Furniture and office equipment 3-10 103,257 89,560 Construction in progress — 65,542 47,260 1,058,909 887,815 Less: Accumulated depreciation and amortization (564,588) (451,160) Property, plant and equipment, net $ 494,321 $ 436,655 Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2017 and 2016, respectively. For the years ended December 31, 2017, 2016 and 2015 depreciation and amortization expense totaled $82.5 million, $75.1 million and $59.5 million, respectively. For the years ended December 31, 2017, 2016 and 2015 amortization related to computer software to be sold, leased or marketed totaled $13.9 million, $9.3 million and $5.1 million, respectively. In 2016, we recorded asset impairment charges of $10.9 million related to the restructuring charge discussed in Note 6. Impairments included $7.5 million of computer software to be sold, leased or marketed, $1.7 million in machinery and equipment, $1.5 million in internal-use software, $0.1 million in furniture and office equipment and $0.1 million in buildings and improvements. In 2015, we recorded asset impairment charges of $3.1 million, of which $1.0 million related to computer software to be sold, leased or marketed related to the abandonment of certain projects following the acquisition of MO BIO. Repairs and maintenance expense was $12.7 million, $13.0 million and $15.4 million in 2017, 2016 and 2015, respectively. For the year ended December 31, 2017 and 2016, construction in progress primarily includes amounts r158elated to ongoing software development projects. For the years ended December 31, 2017, 2016 and 2015, interest capitalized in connection with construction projects was not significant. 10. Investments We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. Additionally, we have investments in marketable equity securities that have readily determinable fair values that are classified as available-for-sale. These investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in equity.

9. Property, Plant and Equipment Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2017 and 2016: (in thousands) Estimated useful life 2017 2016 Land — $ 18,188 $ 16,327 Buildings and improvements 5-40 328,938 301,092 Machinery and equipment 3-10 299,175 257,349 Computer software 3-7 243,809 176,227 Furniture and office equipment 3-10 103,257 89,560 Construction in progress — 65,542 47,260 1,058,909 887,815 Less: Accumulated depreciation and amortization (564,588) (451,160) Property, plant and equipment, net $ 494,321 $ 436,655 Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2017 and 2016, respectively. For the years ended December 31, 2017, 2016 and 2015 depreciation and amortization expense totaled $82.5 million, $75.1 million and $59.5 million, respectively. For the years ended December 31, 2017, 2016 and 2015 amortization related to computer software to be sold, leased or marketed totaled $13.9 million, $9.3 million and $5.1 million, respectively. FINANCIAL RESULTS Notes to Consolidated Financial Statements In 2016, we recorded asset impairment charges of $10.9 million related to the restructuring charge discussed in Note 6. Impairments included $7.5 million of computer software to be sold, leased or marketed, $1.7 million in machinery and equipment, $1.5 million in internal-use software, $0.1 million in furniture and office equipment and $0.1 million in buildings and improvements. In 2015, we recorded asset impairment charges of $3.1 million, of which $1.0 million related to computer software to be sold, leased or marketed related to the abandonment of certain projects following the acquisition of MO BIO. Repairs and maintenance expense was $12.7 million, $13.0 million and $15.4 million in 2017, 2016 and 2015, respectively. For the year ended December 31, 2017 and 2016, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2017, 2016 and 2015, interest capitalized in connection with construction projects was not significant. 10. Investments We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. Additionally, we have investments in marketable equity securities that have readily determinable fair values that are classified as available-for-sale. These investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in equity. Equity Method Investments A summary of these equity method investments, which are included in other long-term assets in the consolidated balance sheets, is as follows: Equity investments Share of income as of December 31, (loss)for the years ended December 31, Ownership ($ in thousands) Percentage 2017 2016 2017 2016 2015 PreAnalytiX GmbH 50.00% $ 7,562 $ 3,519 $ 3,818 $ 3,067 $ 1,878 Biotype Innovation GmbH 24.90% 3,821 3,339 39 (335) (595) MAQGEN Biotechnology Co., Ltd 40.00% 3,285 — (542) — — Pyrobett 19.00% 2,639 2,444 195 333 (600) Hombrechtikon Systems Engineering AG 19.00% 1,155 1,524 (346) — — QIAGEN (Suzhou) Institute of Translation 0.00% — — — (244) (107) Research Co., Ltd. QIAGEN Finance 100.00% — — — — 85 $ 18,462 $ 10,826 $ 3,164 $ 2,821 $ 661 During 2017, we acquired a 40% interest in MAQGEN Biotechnology Co., Ltd. for $4.0 million and a commitment to contribute an additional $8.0 million in future periods. Also, during 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other expense, net in the accompanying statement of income. In connection with the 2016 restructuring activities discussed in Note 6, in 2016 we transferred the research and development activities of our instrumentation business to a new company, Hombrechtikon Systems Engineering AG (HSE), in which we acquired a 19.0% interest for a total obligation of $9.8 million payable over three years. As of December 31, 2017 and 2016, $3.1 million and $3.9 million, respectively, were included in accrued and other current liabilities and $3.1 million and $5.9 million, respectively, were included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance of HSE. Therefore, HSE is not consolidated. In 2016, we recorded an impairment of the investment in HSE of $8.3 million in other expense, net. As of December 31, 2017 and 2016, the investment had a carrying value of $1.2 million and159 $1.5 million, respectively, which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss. We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt in 2004. The proceeds of the 2004 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. had guaranteed the 2004 Notes, and had agreements with QIAGEN Finance to issue common shares to the investors in the event of conversion of the 2004 Notes. QIAGEN Finance was a variable interest entity. We did not hold any variable interests in QIAGEN Finance, and we were not the primary beneficiary, therefore QIAGEN Finance was not consolidated. Accordingly, the 2004 convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounted for its investment in QIAGEN Finance as an equity investment until the first quarter of 2015 and accordingly recorded 100% of the profit or loss of QIAGEN Finance in the gain or loss from equity method investees. During the first quarter of 2015, we repaid the $250.9 million loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.

Equity Method Investments A summary of these equity method investments, which are included in other long-term assets in the consolidated balance sheets, is as follows: Equity investments Share of income as of December 31, (loss)for the years ended December 31, Ownership ($ in thousands) Percentage 2017 2016 2017 2016 2015 PreAnalytiX GmbH 50.00% $ 7,562 $ 3,519 $ 3,818 $ 3,067 $ 1,878 Biotype Innovation GmbH 24.90% 3,821 3,339 39 (335) (595) MAQGEN Biotechnology Co., Ltd 40.00% 3,285 — (542) — — Pyrobett 19.00% 2,639 2,444 195 333 (600) Hombrechtikon Systems Engineering AG 19.00% 1,155 1,524 (346) — — QIAGEN (Suzhou) Institute of Translation 0.00% — — — (244) (107) Research Co., Ltd. FINANCIAL RESULTS Notes to Consolidated Financial Statements QIAGEN Finance 100.00% — — — — 85 $ 18,462 $ 10,826 $ 3,164 $ 2,821 $ 661 During 2017, we acquired a 40% interest in MAQGEN Biotechnology Co., Ltd. for $4.0 million and a commitment to contribute an additional $8.0 million in future periods. Also, during 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other expense, net in the accompanying statement of income. In connection with the 2016 restructuring activities discussed in Note 6, in 2016 we transferred the research and development activities of our instrumentation business to a new company, Hombrechtikon Systems Engineering AG (HSE), in which we acquired a 19.0% interest for a total obligation of $9.8 million payable over three years. As of December 31, 2017 and 2016, $3.1 million and $3.9 million, respectively, were included in accrued and other current liabilities and $3.1 million and $5.9 million, respectively, were included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance of HSE. Therefore, HSE is not consolidated. In 2016, we recorded an impairment of the investment in HSE of $8.3 million in other expense, net. As of December 31, 2017 and 2016, the investment had a carrying value of $1.2 million and $1.5 million, respectively, which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss. We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) which was established for the purpose of issuing convertible debt in 2004. The proceeds of the 2004 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. had guaranteed the 2004 Notes, and had agreements with QIAGEN Finance to issue common shares to the investors in the event of conversion of the 2004 Notes. QIAGEN Finance was a variable interest entity. We did not hold any variable interests in QIAGEN Finance, and we were not the primary beneficiary, therefore QIAGEN Finance was not consolidated. Accordingly, the 2004 convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. QIAGEN N.V. accounted for its investment in QIAGEN Finance as an equity investment until the first quarter of 2015 and accordingly recorded 100% of the profit or loss of QIAGEN Finance in the gain or loss from equity method investees. During the first quarter of 2015, we repaid the $250.9 million loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance. Cost Method Investments At December 31, 2017 and 2016, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $33.6 million and $38.2 million, respectively, which are included in other long-term assets in the consolidated balance sheets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2017, and 2016, we made cost-method investments totaling $0.3 million, and $20.5 million, respectively. In 2017 and 2015, we recorded total impairments to cost method investments of $5.1 million and $2.2 million, respectively, in other expense, net. In 2016, we converted a $0.6 million short-term loan into additional ownership interest of a cost-method investment. Marketable Equity Securities During 2016, we made an investment in HTG Molecular Diagnostics, Inc. (HTGM), a publicly traded company. At December 31, 2017, we held 833,333 shares with a cost basis of $2.0 million. As of December 31, 2017 and 2016, the fair market value of these shares was $1.7 million and $1.9 million, respectively. During 2017, we purchased a convertible loan from HTGM as further discussed in Note 22. Additionally, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security during 2015 upon the completed IPO of its Dutch holding company, Curetis N.V. At December 31, 2017, we hold 320,424 shares of Curetis N.V. with a cost basis of $2.3 million and a fair market value of $1.5 million. We held 320,712 shares with a cost basis of $2.3 million and a fair value of $2.2 million as of December 31, 2016. These marketable securities are included in other long-term assets in the accompanying consolidated balance sheets. 11. Goodwill and Intangible Assets The following sets forth the intangible assets by major asset class as of December 31, 2017 and 2016: 2017 2016 160 Weighted Gross Carrying Accumulated Gross Carrying Accumulated ($ in thousands) Average Life Amount Amortization Amount Amortization Amortized Intangible Assets: Patent and license rights 9.41 $ 407,635 $ (280,434) $ 373,609 $ (233,406) Developed technology 11.82 771,893 (544,633) 708,825 (469,312) Customer base, trademarks, and non-compete 10.28 437,213 (292,356) 422,797 (245,354) agreements 10.76 $ 1,616,741 $ (1,117,423) $ 1,505,231 $ (948,072) Unamortized Intangible Assets: Goodwill $ 2,012,904 $ 1,925,518 The changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

Cost Method Investments At December 31, 2017 and 2016, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $33.6 million and $38.2 million, respectively, which are included in other long-term assets in the consolidated balance sheets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2017, and 2016, we made cost-method investments totaling $0.3 million, and $20.5 million, respectively. In 2017 and 2015, we recorded total impairments to cost method investments of $5.1 million and $2.2 million, respectively, in other expense, net. In 2016, we converted a $0.6 million short-term loan into additional ownership interest of a cost-method investment. Marketable Equity Securities During 2016, we made an investment in HTG Molecular Diagnostics, Inc. (HTGM), a publicly traded company. At December 31, 2017, we held 833,333 shares with a cost basis of $2.0 million. As of December 31, 2017 and FINANCIAL RESULTS Notes to Consolidated Financial Statements 2016, the fair market value of these shares was $1.7 million and $1.9 million, respectively. During 2017, we purchased a convertible loan from HTGM as further discussed in Note 22. Additionally, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security during 2015 upon the completed IPO of its Dutch holding company, Curetis N.V. At December 31, 2017, we hold 320,424 shares of Curetis N.V. with a cost basis of $2.3 million and a fair market value of $1.5 million. We held 320,712 shares with a cost basis of $2.3 million and a fair value of $2.2 million as of December 31, 2016. These marketable securities are included in other long-term assets in the accompanying consolidated balance sheets. 11. Goodwill and Intangible Assets The following sets forth the intangible assets by major asset class as of December 31, 2017 and 2016: 2017 2016 Weighted Gross Carrying Accumulated Gross Carrying Accumulated ($ in thousands) Average Life Amount Amortization Amount Amortization Amortized Intangible Assets: Patent and license rights 9.41 $ 407,635 $ (280,434) $ 373,609 $ (233,406) Developed technology 11.82 771,893 (544,633) 708,825 (469,312) Customer base, trademarks, and non-compete 10.28 437,213 (292,356) 422,797 (245,354) agreements 10.76 $ 1,616,741 $ (1,117,423) $ 1,505,231 $ (948,072) Unamortized Intangible Assets: Goodwill $ 2,012,904 $ 1,925,518 The changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows: (in thousands) Intangibles Goodwill BALANCE AT DECEMBER 31, 2015 $ 636,421 $ 1,875,698 Additions 70,937 — Purchase adjustments (321) 316 Additions from acquisitions 23,700 76,807 Amortization (137,949) — Disposals (29) (2,650) Impairment losses (21,423) — Foreign currency translation adjustments (14,177) (24,653) BALANCE AT DECEMBER 31, 2016 $ 557,159 $ 1,925,518 Additions 15,527 — Additions from acquisitions 28,700 26,934 Amortization (133,797) — Disposals (897) — Foreign currency translation adjustments 32,626 60,452 BALANCE AT DECEMBER 31, 2017 $ 499,318 $ 2,012,904 Amortization expense on intangible assets totaled approximately $133.8 million, $137.9 million and $132.0 million, respectively, for the years ended December 31, 2017, 2016 and 2015. In 2016, we recorded an intangible asset abandonment charge of $21.4 million related to the discontinuation of existing technologies in connection with the 2016 restructuring discussed more fully in Note 6. Of this abandonment charge, $10.3 million is included in cost of sales and $11.1 million is included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. 161 Cash paid for purchases of intangible assets during the year ended December 31, 2017 totaled $34.3 million, of which $16.5 million is related to current year payments for licenses that were accrued as of December 31, 2016 and $5.8 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible asset additions of $15.5 million includes $12.0 million of cash paid during the year ended December 31, 2017, together with $3.5 million of additions which were previously recorded as prepayments. Cash paid for intangible assets during the year ended December 31, 2016 totaled $19.4 million of which $3.9 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $70.9 million includes $15.5 million of cash paid during the year ended December 31, 2016, together with $7.1 million of additions which were previously recorded as prepayments and $48.4 million of additions which were accrued as of December 31, 2016. Of the accrued additions in 2016, $46.3 million related to licenses for which fixed payments are expected to occur through the end of the license term in 2024. The changes in the carrying amount of goodwill during the years ended December 31, 2017 and 2016 resulted primarily from changes in foreign currency translation together with acquired goodwill from the 2017 acquisition of OmicSoft and the 2016 acquisition of Exiqon discussed in Note 5. Additionally, $2.6 million of goodwill was disposed of in connection with the transfer of the research and development activities of our instrumentation business as part of the 2016 restructuring program discussed in Note 6. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands) Intangibles Goodwill BALANCE AT DECEMBER 31, 2015 $ 636,421 $ 1,875,698 Additions 70,937 — Purchase adjustments (321) 316 Additions from acquisitions 23,700 76,807 Amortization (137,949) — Disposals (29) (2,650) Impairment losses (21,423) — Foreign currency translation adjustments (14,177) (24,653) BALANCE AT DECEMBER 31, 2016 $ 557,159 $ 1,925,518 Additions 15,527 — Additions from acquisitions 28,700 26,934 Amortization (133,797) — FINANCIAL RESULTS Notes to Consolidated Financial Statements Disposals (897) — Foreign currency translation adjustments 32,626 60,452 BALANCE AT DECEMBER 31, 2017 $ 499,318 $ 2,012,904 Amortization expense on intangible assets totaled approximately $133.8 million, $137.9 million and $132.0 million, respectively, for the years ended December 31, 2017, 2016 and 2015. In 2016, we recorded an intangible asset abandonment charge of $21.4 million related to the discontinuation of existing technologies in connection with the 2016 restructuring discussed more fully in Note 6. Of this abandonment charge, $10.3 million is included in cost of sales and $11.1 million is included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Cash paid for purchases of intangible assets during the year ended December 31, 2017 totaled $34.3 million, of which $16.5 million is related to current year payments for licenses that were accrued as of December 31, 2016 and $5.8 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible asset additions of $15.5 million includes $12.0 million of cash paid during the year ended December 31, 2017, together with $3.5 million of additions which were previously recorded as prepayments. Cash paid for intangible assets during the year ended December 31, 2016 totaled $19.4 million of which $3.9 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $70.9 million includes $15.5 million of cash paid during the year ended December 31, 2016, together with $7.1 million of additions which were previously recorded as prepayments and $48.4 million of additions which were accrued as of December 31, 2016. Of the accrued additions in 2016, $46.3 million related to licenses for which fixed payments are expected to occur through the end of the license term in 2024. The changes in the carrying amount of goodwill during the years ended December 31, 2017 and 2016 resulted primarily from changes in foreign currency translation together with acquired goodwill from the 2017 acquisition of OmicSoft and the 2016 acquisition of Exiqon discussed in Note 5. Additionally, $2.6 million of goodwill was disposed of in connection with the transfer of the research and development activities of our instrumentation business as part of the 2016 restructuring program discussed in Note 6. Amortization of intangibles for the next five years is expected to be approximately: (in thousands) Amortization Years ended December 31: 2018 $ 114,009 2019 $ 92,717 2020 $ 65,503 2021 $ 56,214 2022 $ 40,692 12. Accrued and Other Current Liabilities Accrued and other current liabilities at December 31, 2017 and 2016 consist of the following: (in thousands) 2017 2016 Accrued expenses and other liabilities $ 85,986 $ 74,245 Payroll and related accruals 63,525 54,772 Deferred revenue 49,357 44,629 Restructuring 14,667 27,590 Accrued contingent consideration and milestone payments 11,539 2,957 Accrued royalties 6,714 7,801 162Accrued interest on long-term debt 5,543 4,239 Cash collateral 3,000 6,984 Fair value of derivative instruments 2,424 6,089 Current portion of capital lease obligations 1,359 999 Total accrued and other current liabilities $ 244,114 $ 230,305 13. Derivatives and Hedging In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2017, cash collateral positions consisted of $3.0 million recorded in accrued and other current liabilities and $21.9 million recorded in prepaid and other current assets in the accompanying consolidated balance sheet. As of December 31, 2016, we had a liability position of $7.0 million recorded in accrued and other current liabilities and $1.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

(in thousands) Amortization Years ended December 31: FINANCIAL RESULTS Notes to Consolidated Financial Statements 2018 $ 114,009 2019 $ 92,717 2020 $ 65,503 2021 $ 56,214 2022 $ 40,692 12. Accrued and Other Current Liabilities Accrued and other current liabilities at December 31, 2017 and 2016 consist of the following: (in thousands) 2017 2016 Accrued expenses and other liabilities $ 85,986 $ 74,245 Payroll and related accruals 63,525 54,772 Deferred revenue 49,357 44,629 Restructuring 14,667 27,590 Accrued contingent consideration and milestone payments 11,539 2,957 Accrued royalties 6,714 7,801 Accrued interest on long-term debt 5,543 4,239 Cash collateral 3,000 6,984 Fair value of derivative instruments 2,424 6,089 Current portion of capital lease obligations 1,359 999 Total accrued and other current liabilities $ 244,114 $ 230,305 13. Derivatives and Hedging In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2017, cash collateral positions consisted of $3.0 million recorded in accrued and other current liabilities and $21.9 million recorded in prepaid and other current assets in the accompanying consolidated balance sheet. As of December 31, 2016, we had a liability position of $7.0 million recorded in accrued and other current liabilities and $1.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non- derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 15. Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2017 is $19.8 million. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2017. 163 As of December 31, 2017 and 2016, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2017 and in 2016, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2017, we expect approximately $10.7 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. As of December 31, 2017 and 2016, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2017 and 2016, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. Interest Rate Derivatives We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of $180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the €180.0 million notional swap amount had a fair value of $28.9 million recorded in other-long term liabilities and a related interest receivable of $1.2 million recorded in prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $1.4 million and accrued and unpaid interest of $1.7 million which recorded in other long-term assets and prepaid expenses and other current assets, respectively, in the accompanying consolidated balance sheet. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the $200.0 million notional swap amount had a fair value of $0.9 million and accrued and unpaid interest of $0.3 million which are recorded in other long- term assets and prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $3.1 million and accrued and unpaid interest of $0.6 million which are recorded in other long-term assets and prepaid expenses and other current assets, respectively, in the accompanying balance sheet.

FINANCIAL RESULTS Notes to Consolidated Financial Statements In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non- derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 15. Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2017 is $19.8 million. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2017. As of December 31, 2017 and 2016, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2017 and in 2016, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2017, we expect approximately $10.7 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. As of December 31, 2017 and 2016, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2017 and 2016, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. Interest Rate Derivatives We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of $180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the €180.0 million notional swap amount had a fair value of $28.9 million recorded in other-long term liabilities and a related interest receivable of $1.2 million recorded in prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $1.4 million and accrued and unpaid interest of $1.7 million which recorded in other long-term assets and prepaid expenses and other current assets, respectively, in the accompanying consolidated balance sheet. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the $200.0 million notional swap amount had a fair value of $0.9 million and accrued and unpaid interest of $0.3 million which are recorded in other long- term assets and prepaid and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $3.1 million and accrued and unpaid interest of $0.6 million which are recorded in other long-term assets and prepaid expenses and other current assets, respectively, in the accompanying balance sheet. 164

FINANCIAL RESULTS Notes to Consolidated Financial Statements Call Options We entered into Call Options in 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered in connection with the 2019 and 2021 Cash Convertible Notes, which are more fully described in Note 15. We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017. In both transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 notes) for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes. The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to- market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14. The fair value of the Call Options at December 31, 2017 and 2016 was approximately $223.2 million and $185.8 million, respectively which is recorded in other long-term assets in the accompanying consolidated balance sheet. The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other expense, net. For the years ended December 31, 2017 and 2016, the changes in the fair value of the Call Options resulted in gains of $37.4 million and $16.7 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other. Cash Convertible Notes Embedded Cash Conversion Option The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other expense, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion options, refer to Note 14. The fair value of the embedded cash conversion options at December 31, 2017 and 2016 was approximately $224.3 million and $187.5 million, respectively, which is recorded in other long-term liabilities in the accompanying balance sheet. For the years ended December 31, 2017 165

Call Options We entered into Call Options in 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered in connection with the 2019 and 2021 Cash Convertible Notes, which are more fully described in Note 15. We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017. In both transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 notes) for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes. The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to- market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 14. The fair value of the Call Options at December 31, 2017 and 2016 was approximately $223.2 million and $185.8 million, respectively which is recorded in other long-term assets in the accompanying consolidated balance sheet. The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other expense, net. For the years ended December 31, 2017 and 2016, the changes in the fair value of the Call Options resulted in gains of $37.4 million and $16.7 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other. FINANCIAL RESULTS Notes to Consolidated Financial Statements Cash Convertible Notes Embedded Cash Conversion Option The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other expense, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion options, refer to Note 14. The fair value of the embedded cash conversion options at December 31, 2017 and 2016 was approximately $224.3 million and $187.5 million, respectively, which is recorded in other long-term liabilities in the accompanying balance sheet. For the years ended December 31, 2017 and 2016 the change in the fair value of the embedded cash conversion options resulted in losses of $36.7 million and $16.6 million, respectively, recognized in our consolidated statements of income in other expense, net. Foreign Currency Derivatives As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. Undesignated Derivative Instruments We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2017, an aggregate notional value of $587.3 million and fair values of $7.5 million and $2.4 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expire at various dates through March 2018. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2016, an aggregate notional value of $347.6 million and fair values of $3.2 million and $6.1 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expired at various dates through December 2017. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net. Fair Values of Derivative Instruments The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2017 and 2016: ($ in thousands) Derivatives in Asset Positions Fair value Derivatives in Liability Positions Fair value 2017 2016 2017 2016 Derivative instruments designated as hedges Interest rate contracts $ 2,409 $ 6,655 $ (28,942) $ — Total derivative instruments designated as hedges $ 2,409 $ 6,655 $ (28,942) $ — Undesignated derivative instruments Call spread overlay $ 223,164 $ 185,750 $ (224,286) $ (187,546) Foreign exchange contracts 7,480 3,154 (2,424) (6,089) Total derivative instruments $ 230,644 $ 188,904 $ (226,710) $ (193,635) The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2017, 2016 and 2015: 166 and 2016 the change in the fair value of the embedded cash conversion options resulted in losses of $36.7 million and $16.6 million, respectively, recognized in our consolidated statements of income in other expense, net. Foreign Currency Derivatives As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. Undesignated Derivative Instruments We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2017, an aggregate notional value of $587.3 million and fair values of $7.5 million and $2.4 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expire at various dates through March 2018. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2016, an aggregate notional value of $347.6 million and fair values of $3.2 million and $6.1 million included in prepaid and other current assets and accrued and other current liabilities, respectively, which expired at various dates through December 2017. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net. Fair Values of Derivative Instruments The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2017 and 2016: ($ in thousands) Derivatives in Asset Positions Fair value Derivatives in Liability Positions Fair value 2017 2016 2017 2016 Derivative instruments designated as hedges FINANCIAL RESULTS Notes to Consolidated Financial Statements Interest rate contracts $ 2,409 $ 6,655 $ (28,942) $ — Total derivative instruments designated as hedges $ 2,409 $ 6,655 $ (28,942) $ — Undesignated derivative instruments Call spread overlay $ 223,164 $ 185,750 $ (224,286) $ (187,546) Foreign exchange contracts 7,480 3,154 (2,424) (6,089) Total derivative instruments $ 230,644 $ 188,904 $ (226,710) $ (193,635) The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2017, 2016 and 2015: Gain/(loss) Gain (loss) recognized in Location of (gain) loss (Gain) loss reclassified recognized in Year-Ended December 31, 2017 (in thousands) AOCI in income statement from AOCI into income income Non-derivative instruments Net investment hedge $ (19,757) Other expense, net $ — n/a   Cash flow hedges Interest rate contracts $ (30,310) Other expense, net $ 26,136 n/a   Fair value hedges Interest rate contracts $ — Other expense, net $ — $ (2,199)   Undesignated derivative instruments Call spread overlay n/a Other expense, net n/a $ 1,573 Foreign exchange contracts n/a Other expense, net n/a 11,813 $ 13,386 Gain/(loss) Gain (loss) recognized in Location of (gain) loss (Gain) loss reclassified recognized in Year-Ended December 31, 2016 (in thousands) AOCI in income statement from AOCI into income income Cash flow hedges Interest rate contracts $ (3,969) Other expense, net $ (6,228) n/a   Fair value hedges Interest rate contracts $ — Other expense, net $ — $ (1,930)   Undesignated derivative instruments Call spread overlay n/a Other expense, net n/a $ 118 Foreign exchange contracts n/a Other expense, net n/a (6,072) $ (5,954) Gain/(loss) Gain (loss) recognized in Location of (gain) loss (Gain) loss reclassified recognized in Year-Ended December 31, 2015 (in thousands) AOCI in income statement from AOCI into income income Cash flow hedges Interest rate contracts $ 5,337 Other expense, net $ (5,273) n/a   Fair value hedges Interest rate contracts $ — Other expense, net $ — $ 1,691   Undesignated derivative instruments Call spread overlay n/a Other expense, net n/a $ (171) Foreign exchange contracts n/a Other expense, net n/a $ 21,431674 $ 21,263

Gain/(loss) Gain (loss) recognized in Location of (gain) loss (Gain) loss reclassified recognized in Year-Ended December 31, 2017 (in thousands) AOCI in income statement from AOCI into income income Non-derivative instruments Net investment hedge $ (19,757) Other expense, net $ — n/a   Cash flow hedges Interest rate contracts $ (30,310) Other expense, net $ 26,136 n/a   Fair value hedges Interest rate contracts $ — Other expense, net $ — $ (2,199)   Undesignated derivative instruments Call spread overlay n/a Other expense, net n/a $ 1,573 Foreign exchange contracts n/a Other expense, net n/a 11,813 $ 13,386 Gain/(loss) Gain (loss) recognized in Location of (gain) loss (Gain) loss reclassified recognized in Year-Ended December 31, 2016 (in thousands) AOCI in income statement from AOCI into income income Cash flow hedges Interest rate contracts $ (3,969) Other expense, net $ (6,228) n/a   Fair value hedges FINANCIAL RESULTS Notes to Consolidated Financial Statements Interest rate contracts $ — Other expense, net $ — $ (1,930)   Undesignated derivative instruments Call spread overlay n/a Other expense, net n/a $ 118 Foreign exchange contracts n/a Other expense, net n/a (6,072) $ (5,954) Gain/(loss) Gain (loss) recognized in Location of (gain) loss (Gain) loss reclassified recognized in Year-Ended December 31, 2015 (in thousands) AOCI in income statement from AOCI into income income Cash flow hedges Interest rate contracts $ 5,337 Other expense, net $ (5,273) n/a   Fair value hedges Interest rate contracts $ — Other expense, net $ — $ 1,691   Undesignated derivative instruments Call spread overlay n/a Other expense, net n/a $ (171) Foreign exchange contracts n/a Other expense, net n/a $ 21,434 $ 21,263 The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes. 14. Fair Value Measurements Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1. Observable inputs, such as quoted prices in active markets;  Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and  Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10, which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 15, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There have been no transfers between levels. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15, "Lines of Credit and Debt", and Note 13, "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated. Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities 168 using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.2% and 7.7%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes. 14. Fair Value Measurements Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1. Observable inputs, such as quoted prices in active markets;  Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and  Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10, which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 15, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There have been no transfers between levels. IFINANCIALn determ iRESULTSning fair Notesvalue to f oConsolidatedr Level 2 in Financialstrumen Statementsts, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 15, "Lines of Credit and Debt", and Note 13, "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated. Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.2% and 7.7%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis: As of December 31, 2017 As of December 31, 2016 (in thousands) Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets: Short-term investments $ — $ 359,198 $ — $ 359,198 $ 3,699 $ 89,300 $ — $ 92,999 Marketable securities 3,208 — — 3,208 4,064 — — 4,064 Call option — 223,164 — 223,164 — 185,750 — 185,750 Foreign exchange — 7,480 — 7,480 — 3,154 — 3,154 Interest rate contracts — 2,409 — 2,409 — 6,655 — 6,655 $ 3,208 $ 592,251 $ — $ 595,459 $ 7,763 $ 284,859 $ — $ 292,622 Liabilities: Foreign exchange $ — $ (2,424) $ — $ (2,424) $ — $ (6,089) $ — $ (6,089) Interest rate contracts — (28,942) — (28,942) — — — — Cash conversion option — (224,286) — (224,286) — (187,546) — (187,546) Contingent consideration — — (11,539) (11,539) — — (8,754) (8,754) $ — $ (255,652) $ (11,539) $ (267,191) — $ (193,635) $ (8,754) $ (202,389) For liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2017 and 2016: (in thousands) Contingent Consideration BALANCE AT DECEMBER 31, 2015 $ (17,678) Additions from acquisitions (692) Payments 3,120 Gain included in earnings 6,501 Foreign currency translation adjustments (1695) BALANCE AT DECEMBER 31, 2016 $ (8,754) Additions (10,954) Payments 4,900 Gain included in earnings 3,269 BALANCE AT DECEMBER 31, 2017 $ (11,539) For the year ended December 31, 2017, the total $11.5 million accrued for contingent consideration is accrued and other current liabilities. During 2017 and 2016, gains for the reduction in the fair value of contingent consideration related to unmet milestones of $3.3 million and $6.5 million were recognized in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be

As of December 31, 2017 As of December 31, 2016 (in thousands) Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets: Short-term investments $ — $ 359,198 $ — $ 359,198 $ 3,699 $ 89,300 $ — $ 92,999 Marketable securities 3,208 — — 3,208 4,064 — — 4,064 Call option — 223,164 — 223,164 — 185,750 — 185,750 Foreign exchange — 7,480 — 7,480 — 3,154 — 3,154 Interest rate contracts — 2,409 — 2,409 — 6,655 — 6,655 $ 3,208 $ 592,251 $ — $ 595,459 $ 7,763 $ 284,859 $ — $ 292,622 FINANCIAL RESULTS Notes to Consolidated Financial Statements Liabilities: Foreign exchange $ — $ (2,424) $ — $ (2,424) $ — $ (6,089) $ — $ (6,089) Interest rate contracts — (28,942) — (28,942) — — — — Cash conversion option — (224,286) — (224,286) — (187,546) — (187,546) Contingent consideration — — (11,539) (11,539) — — (8,754) (8,754) $ — $ (255,652) $ (11,539) $ (267,191) — $ (193,635) $ (8,754) $ (202,389) For liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2017 and 2016: (in thousands) Contingent Consideration BALANCE AT DECEMBER 31, 2015 $ (17,678) Additions from acquisitions (692) Payments 3,120 Gain included in earnings 6,501 Foreign currency translation adjustments (5) BALANCE AT DECEMBER 31, 2016 $ (8,754) Additions (10,954) Payments 4,900 Gain included in earnings 3,269 BALANCE AT DECEMBER 31, 2017 $ (11,539) For the year ended December 31, 2017, the total $11.5 million accrued for contingent consideration is accrued and other current liabilities. During 2017 and 2016, gains for the reduction in the fair value of contingent consideration related to unmet milestones of $3.3 million and $6.5 million were recognized in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2017 and 2016 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10. 15. Lines of Credit and Debt Our credit facilities available and undrawn at December 31, 2017 total €426.6 million (approximately $511.6 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2017 or at December 31, 2016, and four other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2017 or as of December 31, 2016. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2017 and 2016, $0.9 million and $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2017. The credit facilities are for general corporate purposes. At December 31, 2017 and December 31, 2016, total long-term debt, net of debt issuance costs of $12.4 million and $8.1 million, respectively, consists of the following: 2017 2016 170(in thousands) 0.375% Senior Unsecured Cash Convertible Notes due $ 414,843 $ 402,806 2019 0.875% Senior Unsecured Cash Convertible Notes due 270,762 262,371 2021 0.500% Senior Unsecured Cash Convertible Notes due 322,902 — 2023 3.19% Series A Senior Notes due October 16, 2019 72,742 73,408 3.75% Series B Senior Notes due October 16, 2022 300,276 301,601 3.90% Series C Senior Notes due October 16, 2024 26,921 26,910 Schuldschein Private Placement 349,812 — Total long-term debt $ 1,758,258 $ 1,067,096 The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $43.6 million, $35.8 million and $34.5 million for the years ended December 31, 2017, 2016 and 2015, respectively. Future maturities (stated at the carrying values) of long-term debt as of December 31, 2017 are as follows:

realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2017 and 2016 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost-method investments as discussed in Note 10. 15. Lines of Credit and Debt Our credit facilities available and undrawn at December 31, 2017 total €426.6 million (approximately $511.6 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2017 or at December 31, 2016, and four other lines of credit aFINANCIALmountin gRESULTS to €26.Notes6 mi lltoio Consolidatedn with no e Financialxpiratio Statementsn date, none of which were utilized as of December 31, 2017 or as of December 31, 2016. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2017 and 2016, $0.9 million and $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2017. The credit facilities are for general corporate purposes. At December 31, 2017 and December 31, 2016, total long-term debt, net of debt issuance costs of $12.4 million and $8.1 million, respectively, consists of the following: 2017 2016 (in thousands) 0.375% Senior Unsecured Cash Convertible Notes due $ 414,843 $ 402,806 2019 0.875% Senior Unsecured Cash Convertible Notes due 270,762 262,371 2021 0.500% Senior Unsecured Cash Convertible Notes due 322,902 — 2023 3.19% Series A Senior Notes due October 16, 2019 72,742 73,408 3.75% Series B Senior Notes due October 16, 2022 300,276 301,601 3.90% Series C Senior Notes due October 16, 2024 26,921 26,910 Schuldschein Private Placement 349,812 — Total long-term debt $ 1,758,258 $ 1,067,096 The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $43.6 million, $35.8 million and $34.5 million for the years ended December 31, 2017, 2016 and 2015, respectively. Future maturities (stated at the carrying values) of long-term debt as of December 31, 2017 are as follows: Year ending December 31, (in thousands) 2Ye0a1r8 ending December 31, (in thousa$n d—s) 2018 $ — 2019 487,585 2019 487,585 2020 — 2020 — 2021 311,743 2021 311,743 2022 479,070 2022 479,070 thereafter 479,860 thereafter 479,860 $ 1,758,258 $ 1,758,258 Cash Convertible Notes due 2019, 2021 and 2023 OCna Msha rCcho 1n9v, e2r0t1ib4,l ew eN isosuteds $d7u3e0 .02 0mi1lli9on, a2g0gr2eg1a tae nprdin c2ip0a2l a3mount of Cash Convertible Senior Notes of Owhni cMh a$r4ch3 01.90,  m20ill1io4n, iws ed uises uine d2 0$1793 0(2.00 1m9il liNono taesg)g arengda $te3 0p0ri.n0c impailll iaonm oisu dntu eo fi nC a2s0h2 C1 o(2nv0e2rt1ib Nleo Steesn)i.o Trh Ne otes of waghgicrhe g$a4te3 0n.e0t  pmroillcioene dis dofu eth ien  22001199  a(2nd0 1290 2N1o tCeso)n avenrdti b$l3e0 N0o.0te ms willeiorne i$s6 d8u0e. 7in  m2i0lli2o1n ,( 2a0fte2r1 p Nayomteesn).t  Tohfe the net acogsgt roefg tahte  Cneatl lp Sropcreeaed sO ovf ethrlea y2 d0e1s9c raibnedd 2 b0e2lo1w C aonndv etrtaibnlsea cNtiotne sc owsetsr.e  A$d6d8it0io.7n amllyill,i owne, ausfteedr  p$a3y7m2e.5n t moifl ltihoen  noef tthe ncoest tp orof ctheee dCsa tlol  Sreppreaayd o Othveer rdlaeyb td.escribed below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt. On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes Owhni cShe pist edmube eirn  1230,2 230 (1270,2 w3e N isostueesd). $Th4e0 0ne.0t  pmroilclieoend as gogf rtehgea 2te0 p2r3in Ncioptaels  awmeoruen $t 3o6f 5C.a9s hm Cilloionnv,e artfitbelre  pSaeynmioern Nt ooft ethse wneht icho sits  odfu teh ein C 2a0ll 2S3p r(e2a0d2 3O Nveorltaeys) .d Tehscer inbeet dp rboecloeewd sa nodf  tthrae n2s0ac2t3io nN cootessts w pearied  $th3r6o5ug.9h  mDeillcioemn,b aefrt e3r 1p,a 2y0m1e7n.t of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2017. We refer to the 2019 Notes, 2021 Notes and 2023 Notes, collectively as the “Cash Convertible Notes”. Interest on tWhee C reafsehr  Ctoo tnhvee r2ti0b1le9  NNootetess ,is 2 p0a2y1a bNleo tseesm ai-nadn n2u0a2ll3y iNn oatrerse,a cros lloenc tMivealryc ha s1 t9h ea “nCd aSsehp Cteomnbver ti1b9le o Nf eoatecsh” .y Ienater,r eastt on rthaete Cs aosf h0 C.3o7n5v%er,t i0b.le8 7N5o%te sa nisd p 0a.y5a0b0le% s pemeri -annumal lyfo irn t haer r2ea0r1s9 o nN oMteasr,c h2 01291 a Nndo tSees patenmd b2e0r2 139 N oof teeas crhe sypeeacrt,i vaetly, craotmesm oefn 0ci.n3g7 5o%n ,S 0ep.8te7m5b%e ra 1nd9 ,0 2.500104% fo pr ethr ea n2n0u1m9  fNoro tthees  a2n0d1 92 0N2o1t eNs,o 2te0s2 a1n dN oMteasr cahn 1d 32,0 22031 N8 ofoter st hres 2p0ec2t3ively, Ncoomtems.e nTchien g2 0o1n9 S eNpotetems bweirl l1 m9a, t2ur0e1 o4n f oMr athrceh 2 1091,9 2 N01o9te,s  thaen d2 022012 1N Notoetse sw ailln md aMtuarrec ho n1 3M,a 2rc0h1 81 9fo, r2 t0h2e 12 0a2nd3 the N20o2te3s .N Tohete s2 0w1il9l m Naotuteres wonil lS mepateumreb oenr  1M3a, r2ch0 2139 ,u 2n0le1ss9 ,r ethpeu r2ch0a2s1e dN oort ecso wnvilel rmteadt uinre a ocnc oMrdaarnchce 1 w9,it h2 0th2e1ir  atenrdm tshe171 2pr0io2r3 t oN soutcehs  wdailtle m. ature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders in Tthhee  fColaloswh iCngo ncvirecrutimblset aNnocetess: (aar)e  frsomle lyA pcorinl v2e9r,ti b2l0e 1in4t oth croaushg hin S wephtoelme,b beur t1 n8o,t  2in0 1p8ar tf,o ra tt hthee 2 o0p1t9io nN oft enso, taenhdolders in tSheep ftoemllobweirn 1g8 c,i r2c0um20st afonrc ethse:  (2a0) 2fr1o mN Aotpersi la 2n9d,  f2ro0m1 4O tchtroobuegrh 2 S4e,p 2te0m1b7e trh 1ro8u,g 2h0 M18a rfcohr  1th3e,  22001293  Nfoor ttehse, a2n0d23 Notes S(Ceopntetimngbenr t1 C8o, n2v0e2rs0io fno rP ethreio 2d0), 2u1n dNeor taens ya nodf  thfreo mC oOnctitnogbeenrt  2C4o,n 2v0er1s7io nth rCooungdhi tMioansrc ahn 1d3 (,b 2) a0t2 a3n fyo rti mthe  f2o0llo2w3 iNngotes (thCeo nCtoinngtienngt eCnot nCvoenrvsieornsi oPne rPioedri)o, du nthdreoru agnhy t hoef  tfhifeth C bounstiinnegsesn dt aCyo inmvmeresidoina teCloy npdrieticoendsi nagn dth (eb )a aptp alicnayb tilem em afotulloriwtyi nDgate. Uthpeo Cno cnotinnvgeernsito Cn,o nvoetershioolnd ePresr iwodill  trhercoeuigveh athne  afimftho ubnut siinn ecsass dh aeyq uimaml teod tihaete Clya pshre Scetdtlienmg etnhte  Aamppoluicnat,b clea lmcualatuteridty  aDsate. Udepsocnri bcoednv beersloiown.,  Tnhoete Choalsdhe Crso wnvilel rteibceleiv Ne oatne sa amroe unnot ti nc ocnavsehr teibqluea iln tto tshhea rCeas sohf  Soeutrt lecmomenmt oAnm sotoucnkt ,o cra alcnuyla otethde ras dseecsucriitbieesd. below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities. Noteholders may convert their 2019 and 2021 Cash Convertible Notes into cash at their option at any time during Ntheo tCehoonltdinegrse nmt aCyo cnovnevrseirot nth Peeirr i2od0 1o9n lay nudn d2e0r2 t1he C foalslho wCionngv ceirrtcibulme sNtaontceess i n(Ctoo cnatinshg eant tt hCeoirn voeprtsioionn  aCt oanndyi ttiiomnes )d: uring the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions): during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during dsuucrhin gca alennyd caar leqnudaartre rq)u, aifr ttehre  claomst mreepnocritnegd  asfateler pthreic cea olef noduar rc qoumamrtoenr  esntodcikn gfo or na tM leaarcsth 2 301 t,r a2d0i1n4g d(aanyds  o(wnlhye dthuerri nogr snuoct hc ocnaslencdutaivr eq) udaurrteinrg), aif ptheer iloadst  oref p3o0r tceodn saelceu tpivreic etr aodf ionugr  dcaoymsm eonnd isntgo cokn f othr ea lta lseta tsrta 2d0in gtr addaiyn go fd tahyes  im(wmhedthiaerte olyr nporet cceodnisnegc uctaivleen) ddaurr iqnuga art epre irsio gdr eoaf te3r0 t hcaonn soerc uetqivuea lt rtaod 1in3g0 %da oyfs  tehned cinogn voenrs tihoen  lparsitc ter aodni nega cdha ya popf ltihcea bimlem treaddiaintgely dpareyc;eding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; if we undergo certain fundamental changes as defined in the agreement; if we undergo certain fundamental changes as defined in the agreement;

Year ending December 31, (in thousands) 2018 $ — 2019 487,585 2020 — 2021 311,743 2022 479,070 thereafter 479,860 $ 1,758,258 Cash Convertible Notes due 2019, 2021 and 2023 On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). The FINANCIAL RESULTS Notes to Consolidated Financial Statements aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt. On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2017. We refer to the 2019 Notes, 2021 Notes and 2023 Notes, collectively as the “Cash Convertible Notes”. Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375%, 0.875% and 0.500% per annum for the 2019 Notes, 2021 Notes and 2023 Notes respectively, commencing on September 19, 2014 for the 2019 Notes and 2021 Notes and March 13, 2018 for the 2023 Notes. The 2019 Notes will mature on March 19, 2019, the 2021 Notes will mature on March 19, 2021 and the 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and September 18, 2020 for the 2021 Notes and from October 24, 2017 through March 13, 2023 for the 2023 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities. Noteholders may convert their 2019 and 2021 Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions): during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; if we undergo certain fundamental changes as defined in the agreement; during the 5 business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; if we elect to redeem the Cash Convertible Notes; or if we experience certain customary events of default, including defaults under certain other indebtedness. Noteholders may convert their 2023 Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions) during any fiscal quarter ending after September 30, 2017, if the arithmetic mean of the last reported sale prices of the Common Stock during a period of 20 consecutive trading days selected from the 30 consecutive trading days ending on and including the final trading day of the immediately preceding quarter is equal to or more than 130% of the conversion price (i.e., USD 200,000 minimum denomination divided by the applicable Conversion Ratio) applicable on the last day of such preceding quarter; in the event of early redemption at the option of the Issuer of all the outstanding Notes, where the conversion date falls in the period from (and including) the date on which the notice of redemption is published up to the 10th calendar day preceding the date of such early redemption; 172 in the event of a planned distribution by the Issuer of cash, assets, securities or other property, which has a per share value greater than 25% of the arithmetic mean of the volume weighted average price (VWAP) of the Common Stock during the 20 consecutive trading day period immediately preceding the date on which the planned distribution is announced by the Issuer, at any time following such notice, which shall be at least 20 scheduled trading days prior to the ex-dividend date for such distribution, until the earlier of (i) the fifth business day immediately preceding the ex-dividend date for such distribution and (ii) the Issuer's announcement that such planned distribution will not take place; in the event of certain Fundamental Changes or Make-Whole Fundamental Changes (each as described below), where the conversion date falls in the period from the 60th scheduled trading day prior to the anticipated effective date of such Fundamental Change or Make-Whole Fundamental Change (or, if later, public announcement of the same by the Issuer), until (i) the fifth business day immediately preceding the related Fundamental Change Repurchase Date, or (ii) in the case of a Make-Whole Fundamental Change that does not constitute a Fundamental Change, the 60th trading day immediately following such effective date (or, if later in either case, the 60th calendar day following the notification of such Fundamental Change or Make-Whole Fundamental Change); at any time from and after the occurrence of an event of default, until such event of default has been cured or waived or the principal amount of the Notes shall have been accelerated; or if a Parity Event or a Trading Price Unavailability Event, as the case may be, occurs, the period of 10 Business Days from and including the first Business Day following the relevant Trading Price Notification Date. The Contingent Conversion Conditions in the 2019, 2021 and 2023 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2019, 2021 and 2023 Notes (i.e., the host contract). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments. As of December 31, 2017, no contingent conversion condition was triggered.

during the 5 business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading FINANCIALday; RESULTS Notes to Consolidated Financial Statements if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; if we elect to redeem the Cash Convertible Notes; or if we experience certain customary events of default, including defaults under certain other indebtedness. Noteholders may convert their 2023 Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions) during any fiscal quarter ending after September 30, 2017, if the arithmetic mean of the last reported sale prices of the Common Stock during a period of 20 consecutive trading days selected from the 30 consecutive trading days ending on and including the final trading day of the immediately preceding quarter is equal to or more than 130% of the conversion price (i.e., USD 200,000 minimum denomination divided by the applicable Conversion Ratio) applicable on the last day of such preceding quarter; in the event of early redemption at the option of the Issuer of all the outstanding Notes, where the conversion date falls in the period from (and including) the date on which the notice of redemption is published up to the 10th calendar day preceding the date of such early redemption; in the event of a planned distribution by the Issuer of cash, assets, securities or other property, which has a per share value greater than 25% of the arithmetic mean of the volume weighted average price (VWAP) of the Common Stock during the 20 consecutive trading day period immediately preceding the date on which the planned distribution is announced by the Issuer, at any time following such notice, which shall be at least 20 scheduled trading days prior to the ex-dividend date for such distribution, until the earlier of (i) the fifth business day immediately preceding the ex-dividend date for such distribution and (ii) the Issuer's announcement that such planned distribution will not take place; in the event of certain Fundamental Changes or Make-Whole Fundamental Changes (each as described below), where the conversion date falls in the period from the 60th scheduled trading day prior to the anticipated effective date of such Fundamental Change or Make-Whole Fundamental Change (or, if later, public announcement of the same by the Issuer), until (i) the fifth business day immediately preceding the related Fundamental Change Repurchase Date, or (ii) in the case of a Make-Whole Fundamental Change that does not constitute a Fundamental Change, the 60th trading day immediately following such effective date (or, if later in either case, the 60th calendar day following the notification of such Fundamental Change or Make-Whole Fundamental Change); at any time from and after the occurrence of an event of default, until such event of default has been cured or waived or the principal amount of the Notes shall have been accelerated; or if a Parity Event or a Trading Price Unavailability Event, as the case may be, occurs, the period of 10 Business Days from and including the first Business Day following the relevant Trading Price Notification Date. The Contingent Conversion Conditions in the 2019, 2021 and 2023 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2019, 2021 and 2023 Notes (i.e., the host contract). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments. As of December 31, 2017, no contingent conversion condition was triggered. For the 2023 Notes, the initial conversion rate is 4,829.7279 shares of our common stock per $200,000 principal amount of the 2023 Notes (reflecting an initial conversion price of approximately $41.4102 per share of common stock). As adjusted by the synthetic share repurchase discussed in Note 17, the conversion rate for the 2019 Notes and 2021 Notes is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event, but in no event will the Conversion Ratio exceed 6,728.6463 per $200,000 principal amount of Notes. 173 We may redeem the 2019, 2021 or 2023 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding. Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13. As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five, seven and six years for the 2019 Notes, 2021 Notes and 2023 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes and 2023 Notes is 2.937%, 3.809% and 3.997%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2017, we expect the 2019 Notes, 2021 Notes and 2023 Notes to be outstanding until their respective maturity dates. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes, 2021 Notes and 2023 Notes was $498.8 million, $366.0 million and $404.8 million at December 31, 2017. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes and 2021 Notes was $485.9 million and $346.6 million, at December 31, 2016. In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes of which $0.6 million was accrued as of December 31, 2017. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method. Interest expense related to the Cash Convertible Notes was comprised of the following:

FINANCIAL RESULTS Notes to Consolidated Financial Statements For the 2023 Notes, the initial conversion rate is 4,829.7279 shares of our common stock per $200,000 principal amount of the 2023 Notes (reflecting an initial conversion price of approximately $41.4102 per share of common stock). As adjusted by the synthetic share repurchase discussed in Note 17, the conversion rate for the 2019 Notes and 2021 Notes is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event, but in no event will the Conversion Ratio exceed 6,728.6463 per $200,000 principal amount of Notes. We may redeem the 2019, 2021 or 2023 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding. Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13. As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five, seven and six years for the 2019 Notes, 2021 Notes and 2023 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes and 2023 Notes is 2.937%, 3.809% and 3.997%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2017, we expect the 2019 Notes, 2021 Notes and 2023 Notes to be outstanding until their respective maturity dates. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes, 2021 Notes and 2023 Notes was $498.8 million, $366.0 million and $404.8 million at December 31, 2017. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes and 2021 Notes was $485.9 million and $346.6 million, at December 31, 2016. In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes of which $0.6 million was accrued as of December 31, 2017. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method. Interest expense related to the Cash Convertible Notes was comprised of the following: 174

For the 2023 Notes, the initial conversion rate is 4,829.7279 shares of our common stock per $200,000 principal amount of the 2023 Notes (reflecting an initial conversion price of approximately $41.4102 per share of common stock). As adjusted by the synthetic share repurchase discussed in Note 17, the conversion rate for the 2019 Notes and 2021 Notes is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event, but in no event will the Conversion Ratio exceed 6,728.6463 per $200,000 principal amount of Notes. We may redeem the 2019, 2021 or 2023 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding. Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 13. As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five, seven and six years for the 2019 Notes, 2021 Notes and 2023 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes and 2023 Notes is 2.937%, 3.809% and 3.997%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2017, we expect the 2019 Notes, 2021 Notes and 2023 Notes to be outstanding until their respective maturity dates. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes, 2021 Notes and 2023 Notes was $498.8 million, $366.0 million and $404.8 million at December 31, 2017. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes and 2021 Notes was $485.9 million and $346.6 million, at December 31, FINANCIAL RESULTS Notes to Consolidated Financial Statements 2016. In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes of which $0.6 million was accrued as of December 31, 2017. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method. Interest expense related to the Cash Convertible Notes was comprised of the following: Year-Ended December 31 Year-Ended December 31 (in thousands) 2017 2016 Coupon interest $ 4,832 $ 4,238 (in thousands) 2017 2016 ACmouoprtoizna itniotenr eosft original issuance discount $2 14,833727 $1 47,523083 Amortization of odreibgti nisaslu iassnucaen ccoes dtsiscount 212,367175 172,520739 ATomtaolr tiinztaertieosnt  eoxf pdeenbste i srseulaatnecde  toco tshtes Cash Convertible Notes $ 282,862145 $ 242,022709 Total interest expense related to the Cash Convertible Notes $ 28,824 $ 24,020 Cash Convertible Notes Call Spread Overlay Coanscuhr rCenot wnivthe trhteib islseu aNncoe toefs t hCe Caalls hS Cpornevaerdti bOle vNeortelas,y we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection accrued as of December 31, 2017. with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017. The Call Options are derivative financial instruments and are discussed further in Note 13. The Warrants are equity instruments and are further discussed in Note 17. The Call Options are derivative financial instruments and are discussed further in Note 13. The Warrants are equity instruments and are further discussed in Note 17. Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our under the Call Options is initially equal to the conversion price of the Cash Convertible Notes. common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes. The Warrants cover an aggregate of 25.8 million shares in connection with the 2019 and 2021 Notes of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of The Warrants cover an aggregate of 25.8 million shares in connection with the 2019 and 2021 Notes of our $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase European-style (exercisable only upon expiration). 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). Concurrent with the 2023 Notes, we issued Warrants which cover 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $50.9664 per share, Concurrent with the 2023 Notes, we issued Warrants which cover 9.7 million shares of our common stock (subject subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 9.7 million shares expire to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $50.9664 per share, over a period of 50 trading days beginning on June 26, 2023. The Warrants are European-style (exercisable only subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 9.7 million shares expire upon expiration). over a period of 50 trading days beginning on June 26, 2023. The Warrants are European-style (exercisable only upon expiration). The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the175 extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that

Year-Ended December 31 (in thousands) 2017 2016 Coupon interest $ 4,832 $ 4,238 Amortization of original issuance discount 21,377 17,503 Amortization of debt issuance costs 2,615 2,279 Total interest expense related to the Cash Convertible Notes $ 28,824 $ 24,020 Cash Convertible Notes Call Spread Overlay Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017. The Call Options are derivative financial instruments and are discussed further in Note 13. The Warrants are equity instruments and are further discussed in Note 17. Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes. FINANCIAL RESULTS Notes to Consolidated Financial Statements The Warrants cover an aggregate of 25.8 million shares in connection with the 2019 and 2021 Notes of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). Concurrent with the 2023 Notes, we issued Warrants which cover 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $50.9664 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023. The Warrants are European-style (exercisable only upon expiration). The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised. Private Placement In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2017. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2017 and December 31, 2016 was approximately $394.7 million and $397.1 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 13. German Private Placement (Schuldschein) In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 13 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2017 totaled $19.8 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2017 is as follows: Currency Notional Amount Interest Rate Maturity Carrying Value as of December 31, 2017 (in thousands) EUR €11.5 million Fixed 0.4% March 2021 $ 13,660 EUR €23.0 million Floating EURIBOR + 0.4% March 2021 27,320 EUR €21.5 million Fixed 0.68% October 2022 25,535 EUR €64.5 million Floating EURIBOR + 0.5% October 2022 76,605 USD $45.0 million Floating LIBOR + 1.2% October 2022 44,862 EUR €25.0 million Floating EURIBOR + 0.5% October 2022 31,792 EUR €64.0 million Fixed 1.09% June 2024 76,005 EUR €31.0 million Floating EURIBOR + 0.7% June 2024 36,815 EUR €14.5 million Fixed 1.61% June 2027 17,218 176 $ 349,812 2004 Notes In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the isse tetlxeemrceinste dp,r icwee  ewxcilel eddesli vtheer  teox tehrec ihseo lpdreirc ea,  npulumsb cears oh f insh laierue so of fa onuyr  fcraocmtimonoanl  ssthoacrke es.q Wuael  tow itlhl en oatm reocuenitv bey a wnyhich the sperottlceemeednst  ipf rthicee  Wexacrereadnsts  thaere e exxeercrcisiese pdr.ice, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised. 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German Private Placement (Schuldschein) GIn 2e0rm17a, nw eP croivmaplteete Pd la cGeermmean tp r(iSvacteh uplladcsecmheenti nbo)nd ("Schuldschein") which was issued in several tranches tIno ta2l0in1g7 $, 3w3e1 c.o1m mpillelitoend  dau Ge einr mvarni opursiv paeteri opdlasc tehmroeungt hb o2n0d2 7(".S Tchheu lSdcschhueldinsc"h) ewinh icoh nwsiastss  iossf uUe.dS .i nd soellvaerr aln dtr aEnucrhoes FINANCIAL RESULTS Notes to Consolidated Financial Statements tdoetanloinmgi n$a3te3d1 t.r1a nmcihlleiosn.  Tdhuee  Einur voa trriaonucsh pees raiorde sd tehsriogungahte 2d0 a2s7 a.  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A summary of the tranches as of December 31, 2017 is as follows: Currency Notional Amount Interest Rate Maturity Carrying Value as of December 31, 2017 (in thousands) ECUuRrrency No€tio1n1a.l5 A mmiolliuonnt IFnitxeereds t0 R.4a%te MarcMh a2t0ur2it1y Carrying Value as of December 31, 2017 (in th$o 1u3sa,6nd6s0) EUR 11.5 million Fixed 0.4% March 2021 $ 13,660 EUR €23.0 million Floating EURIBOR + 0.4% March 2021 27,320 EUR 23.0 million Floating EURIBOR + 0.4% March 2021 27,320 EUR €21.5 million Fixed 0.68% October 2022 25,535 EUR 21.5 million Fixed 0.68% October 2022 25,535 EUR €64.5 million Floating EURIBOR + 0.5% October 2022 76,605 UEUSRD €$6445.50 million FloaFtlionagt inEgU RLIBOR + 10.25% October 2022 7464,680652 USD $45.0 million Floating LIBOR + 1.2% October 2022 44,862 EUR €25.0 million Floating EURIBOR + 0.5% October 2022 31,792 EUR 25.0 million Floating EURIBOR + 0.5% October 2022 31,792 EUR €64.0 million Fixed 1.09% June 2024 76,005 EUR 64.0 million Fixed 1.09% June 2024 76,005 EUR €31.0 million Floating EURIBOR + 0.7% June 2024 36,815 EUR 31.0 million Floating EURIBOR + 0.7% June 2024 36,815 EUR €14.5 million Fixed 1.61% June 2027 17,218 EUR €14.5 million Fixed 1.61% June 2027 $ 34179,28128 $ 349,812 2004 Notes 2In 0A0ug4u sNt 2o00te4s, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 INn oAteusg),u stht r2o0u0g4h ,o wure  ucnocmopnsleotleida ttheed  ssaulbe soidf i$a1ry5 Q0 ImAiGlliEoNn  oFfi n1a.n5c%e .S Tehneio nre Ct ponrovceerteibdlse  oNf othtes 2 d0u0e4 i nN 2o0te2s4 w (e2r0e0 lo4aned Nbyo QtesIA), GthErNou gFihn aonucr eu ntoc ocnosnosloidliadtaetde ds usbusbisdiidairayr iQesI AwGithE Na nF ienfafenccteiv.e T ihnete nrest tp rraotcee oefd 1s .o8f% th we e2r0e0 d4u eN iont eFse bwreuraer ylo 2a0n2ed4. bInyte QreIsAt GwEaNs  pFainyanbclee  stoem cio-annsonluidaallyte idn  sFuebbsriudaiaryri easn wd iAthu agnu set.f fTehceti v2e0 i0nt4e rNesot treast ew oerf e1 i.s8s%ue dw earte 1 d0u0e% in o Ff epbrirnucairpya 2l 024. vInatelure,s ta wnda sw peareya cbolnev seermtibi-laen innutoa l1ly1 i.n5  Fmebillriuoanr yc oamnmd oAnu gshuastr.e Ts haet 2th0e0 o4p Ntioont eosf  wtheer eh oislsdueerds  uapt o1n0 t0h%e  oocf cpurrirnecnicpea lof value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. The subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with the conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other expense, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Subsequent to these transactions QIAGEN Finance was liquidated. 16. Income Taxes On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions that we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act. We did not identify items for which the income tax effects of the 2017 Tax Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017. We expect to complete our analysis within the measurement period in accordance with 177 SAB118. Income before income taxes for the years ended December 31, 2017, 2016 and 2015 consisted of: (in thousands) 2017 2016 2015 Pretax income in The Netherlands $ 42,220 $ 20,695 $ 1,310 Pretax income from foreign operations 72,155 36,213 134,993 $ 114,375 $ 56,908 $ 136,303 Income taxes for the years ended December 31, 2017, 2016 and 2015 are as follows:

certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. The subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with the conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other expense, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Subsequent to these transactions QIAGEN Finance was liquidated. 16. Income Taxes On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022. FINANCIAL RESULTS Notes to Consolidated Financial Statements In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions that we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act. We did not identify items for which the income tax effects of the 2017 Tax Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017. We expect to complete our analysis within the measurement period in accordance with SAB118. Income before income taxes for the years ended December 31, 2017, 2016 and 2015 consisted of: (in thousands) 2017 2016 2015 Pretax income in The Netherlands $ 42,220 $ 20,695 $ 1,310 Pretax income from foreign operations 72,155 36,213 134,993 $ 114,375 $ 56,908 $ 136,303 Income taxes for the years ended December 31, 2017, 2016 and 2015 are as follows: (in thousands) 2017 2016 2015 Current—The Netherlands $ 3,430 $ 6,043 $ 973 —Foreign 10,375 34,543 37,708 13,805 40,586 38,681 Deferred—The Netherlands 151 188 250 —Foreign 60,025 (64,169) (32,530) 60,176 (63,981) (32,280) Total income tax expense (benefit) $ 73,981 $ (23,395) $ 6,401 The Netherlands statutory income tax rate was 25% for the years ended December 31, 2017, 2016 and 2015. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2017, 2016 and 2015 are as follows: 2017 2016 2015 (in thousands) Amount Percent Amount Percent Amount Percent Income taxes at The Netherlands statutory $ 28,594 25.0% $ 14,227 25.0% $ 34,076 25.0 % Taxation of foreign operations, net(1) (38,635) (33.8) (43,265) (76.0) (36,407) (26.7) Tax impact from permanent items (1,586) (1.4) 5,938 10.4 14,219 10.4 Tax impact from tax-exempt income (1,558) (1.4) (3,331) (5.9) (5,810) (4.3) Tax contingencies, net(2) 23,189 20.3 1,761 3.1 1,163 0.9 Taxes due to changes in tax rates(3) 12,958 11.3 399 0.7 (836) (0.6) Stock Compensation(4) (5,237) (4.6) — — — — Government incentives and other (4,949) (4.3) (2,543) (4.5) (2,754) (2.0) 178Prior year taxes (2,319) (2.0) 1,411 2.5 (1,201) (0.9) Valuation allowance(3) 62,644 54.8 1,521 2.7 3,450 2.5 Other items, net 880 0.8 487 0.9 501 0.4 Total income tax expense (benefit) $ 73,981 64.7% $ (23,395) (41.1)% $ 6,401 4.7% (1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. Additionally in 2016, in certain foreign jurisdictions (primarily Germany and the U.S.), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions. (2) During 2017, we increased accruals for tax contingencies, primarily related to ongoing income tax audits. (3) During 2017, we revalued our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% as a result of U.S. tax reform. Additionally, we recorded a full valuation allowance of $60.8 million against deferred tax assets related to U.S. interest carry forwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. (4) h b f f h b d fl d d f h

(in thousands) 2017 2016 2015 Current—The Netherlands $ 3,430 $ 6,043 $ 973 —Foreign 10,375 34,543 37,708 13,805 40,586 38,681 Deferred—The Netherlands 151 188 250 —Foreign 60,025 (64,169) (32,530) FINANCIAL RESULTS Notes to Consolidated Financial Statements 60,176 (63,981) (32,280) Total income tax expense (benefit) $ 73,981 $ (23,395) $ 6,401 The Netherlands statutory income tax rate was 25% for the years ended December 31, 2017, 2016 and 2015. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2017, 2016 and 2015 are as follows: 2017 2016 2015 (in thousands) Amount Percent Amount Percent Amount Percent Income taxes at The Netherlands statutory $ 28,594 25.0% $ 14,227 25.0% $ 34,076 25.0 % Taxation of foreign operations, net(1) (38,635) (33.8) (43,265) (76.0) (36,407) (26.7) Tax impact from permanent items (1,586) (1.4) 5,938 10.4 14,219 10.4 Tax impact from tax-exempt income (1,558) (1.4) (3,331) (5.9) (5,810) (4.3) Tax contingencies, net(2) 23,189 20.3 1,761 3.1 1,163 0.9 Taxes due to changes in tax rates(3) 12,958 11.3 399 0.7 (836) (0.6) Stock Compensation(4) (5,237) (4.6) — — — — Government incentives and other (4,949) (4.3) (2,543) (4.5) (2,754) (2.0) Prior year taxes (2,319) (2.0) 1,411 2.5 (1,201) (0.9) Valuation allowance(3) 62,644 54.8 1,521 2.7 3,450 2.5 Other items, net 880 0.8 487 0.9 501 0.4 Total income tax expense (benefit) $ 73,981 64.7% $ (23,395) (41.1)% $ 6,401 4.7% (1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. Additionally in 2016, in certain foreign jurisdictions (primarily Germany and the U.S.), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions. (2) During 2017, we increased accruals for tax contingencies, primarily related to ongoing income tax audits. (3) During 2017, we revalued our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% as a result of U.S. tax reform. Additionally, we recorded a full valuation allowance of $60.8 million against deferred tax assets related to U.S. interest carry forwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We also recorded full valuation allowances against other deferred tax assets on tax losses due to unlikely future profits in other jurisdictions. (4) Beginning in 2017, the excess tax benefits from share-based compensation activity are reflected as a reduction of the provision for income taxes, whereas previously they were recognized in equity. (5) Government incentives include favorable tax regulations in the U.S. and the U.K. and relating to research and development expense as well as the U.S. Internal Revenue Code Section 199 domestic production activities deduction. We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are open since 2005 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2013. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2014 through the current period. Starting in February 2014, the U.S. tax authorities (Internal Revenue Service) have been auditing our U.S. federal tax returns for 2011 and 2012. The audit was closed in 2016 without any tax adjustments. As a result, we released $6.6 million of unrecognized tax benefit due to closure of the tax audit. Additionally, in February 2016 German tax authorities began the audit of the German tax returns for the 2010-2013 tax years. This audit is currently in process and we expect the audit to close during 2018. Changes in the amount of unrecognized tax benefits are as follows: 179 (in thousands) Unrecognized Tax Benefits BALANCE AT DECEMBER 31, 2015 $ 16,735 Additions based on tax positions related to the current year 4,218 Additions for tax positions of prior years 5,162 Decrease for tax position of prior years (6,796) Reductions due to lapse of statute of limitations (288) Decrease from currency translation (737) BALANCE AT DECEMBER 31, 2016 $ 18,294 Additions based on tax positions related to the current year 12,212 Additions for tax positions of prior years 9,933 Increase from currency translation 3,594 BALANCE AT DECEMBER 31, 2017 $ 44,033 At December 31, 2017 and 2016, our net unrecognized tax benefits totaled approximately $44.0 million and $18.3 million, respectively, of which $44.0 million and $18.3 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $11.6 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statement of income as part of the income tax expense. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within income tax expense. For the years ended December 31, 2017, 2016 and 2015, we have net interest (income) expense and penalties of $1.5 million, $0.1 million and $0.3 million, respectively. At December 31, 2017 and 2016, we have accrued interest of $3.0 million and $1.4 million, respectively, which are not included in the table above.

(4) Beginning in 2017, the excess tax benefits from share-based compensation activity are reflected as a reduction of the provision for income taxes, whereas previously they were recognized in equity. (5) Government incentives include favorable tax regulations in the U.S. and the U.K. and relating to research and development expense as well as the U.S. Internal Revenue Code Section 199 domestic production activities deduction. FINANCIAL RESULTS Notes to Consolidated Financial Statements We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are open since 2005 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2013. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2014 through the current period. Starting in February 2014, the U.S. tax authorities (Internal Revenue Service) have been auditing our U.S. federal tax returns for 2011 and 2012. The audit was closed in 2016 without any tax adjustments. As a result, we released $6.6 million of unrecognized tax benefit due to closure of the tax audit. Additionally, in February 2016 German tax authorities began the audit of the German tax returns for the 2010-2013 tax years. This audit is currently in process and we expect the audit to close during 2018. Changes in the amount of unrecognized tax benefits are as follows: (in thousands) Unrecognized Tax Benefits BALANCE AT DECEMBER 31, 2015 $ 16,735 Additions based on tax positions related to the current year 4,218 Additions for tax positions of prior years 5,162 Decrease for tax position of prior years (6,796) Reductions due to lapse of statute of limitations (288) Decrease from currency translation (737) BALANCE AT DECEMBER 31, 2016 $ 18,294 Additions based on tax positions related to the current year 12,212 Additions for tax positions of prior years 9,933 Increase from currency translation 3,594 BALANCE AT DECEMBER 31, 2017 $ 44,033 At December 31, 2017 and 2016, our net unrecognized tax benefits totaled approximately $44.0 million and $18.3 million, respectively, of which $44.0 million and $18.3 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $11.6 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statement of income as part of the income tax expense. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within income tax expense. For the years ended December 31, 2017, 2016 and 2015, we have net interest (income) expense and penalties of $1.5 million, $0.1 million and $0.3 million, respectively. At December 31, 2017 and 2016, we have accrued interest of $3.0 million and $1.4 million, respectively, which are not included in the table above. 180

FINANCIAL RESULTS Notes to Consolidated Financial Statements We have recorded net deferred tax liabilities of $37.4 million and deferred tax assets of $27.8 million at December 31, 2017 and 2016, respectively. The components of the net deferred tax asset and liability at December 31, 2017 and 2016 are as follows: 2017 2016 (in thousands) Deferred Deferred Deferred Deferred Net operating loss carryforwards $ 30,966 $ — $ 46,627 $ — Accrued and other current liabilities 15,748 — 24,663 — Inventories 4,163 (778) 2,919 (1,567) Allowance for bad debts 739 (475) 1,060 (451) Currency revaluation 4,095 (167) 3,474 (73) Property, plant and equipment 1,103 (23,649) 2,096 (19,733) Capital lease 531 — 830 — Tax credit carryforwards 1,563 — 915 — Unremitted profits and earnings — (998) — (923) Intangible assets 1,289 (93,771) 586 (137,682) Share-based compensation 18,143 — 20,282 — Deferred interest deductions 60,790 — 76,793 — Convertible debt 10,865 — 12,313 — Other 2,632 (2,315) 2,652 (1,507) 152,627 (122,153) 195,210 (161,936) Valuation allowance (67,849) — (5,511) — $ 84,778 $ (122,153) $ 189,699 $ (161,936) Net deferred tax assets (liabilities) $ (37,375) $ 27,763 At December 31, 2017 and 2016, we had $432.7 million and $380.7 million in total foreign net operating loss (NOL) carryforwards. Included in these amounts at December 31, 2017 and 2016, were $108.5 million and $109.2 million of U.S. federal (NOL) carryforwards. At December 31, 2017, the entire NOL in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2023 through December 31, 2033. Also included in the above amount as of December 31, 2017 and 2016, were other foreign NOL carryforwards totaling approximately $324.1 million and $271.5 million, respectively, with $41.5 million added due to German trade tax loss generated in 2017. As of December 31, 2017, we had NOL carryforwards in Germany of $225.0 million predominantly trade tax NOLs. Of the total $324.1 million foreign NOL carryforwards, $253.8 million does not expire with the balance expiring beginning December 2018 through 2032. The valuation allowance amounts related to net operating losses as of the years ended December 31, 2017 and December 31, 2016 are $7.1 million and $5.5 million. In 2017, we recorded a valuation allowance of $60.8 million related to U.S. interest carryforwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We believe it is more likely than not that the deferred tax assets, net of the valuation allowances, as shown above will be realized. As of December 31, 2017, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are 181

We have recorded net deferred tax liabilities of $37.4 million and deferred tax assets of $27.8 million at December 31, 2017 and 2016, respectively. The components of the net deferred tax asset and liability at December 31, 2017 and 2016 are as follows: 2017 2016 (in thousands) Deferred Deferred Deferred Deferred Net operating loss carryforwards $ 30,966 $ — $ 46,627 $ — Accrued and other current liabilities 15,748 — 24,663 — Inventories 4,163 (778) 2,919 (1,567) Allowance for bad debts 739 (475) 1,060 (451) Currency revaluation 4,095 (167) 3,474 (73) Property, plant and equipment 1,103 (23,649) 2,096 (19,733) Capital lease 531 — 830 — Tax credit carryforwards 1,563 — 915 — Unremitted profits and earnings — (998) — (923) Intangible assets 1,289 (93,771) 586 (137,682) Share-based compensation 18,143 — 20,282 — Deferred interest deductions 60,790 — 76,793 — Convertible debt 10,865 — 12,313 — Other 2,632 (2,315) 2,652 (1,507) 152,627 (122,153) 195,210 (161,936) Valuation allowance (67,849) — (5,511) — $ 84,778 $ (122,153) $ 189,699 $ (161,936) Net deferred tax assets (liabilities) $ (37,375) $ 27,763 At December 31, 2017 and 2016, we had $432.7 million and $380.7 million in total foreign net operating loss (NOL) carryforwards. Included in these amounts at December 31, 2017 and 2016, were $108.5 million and $109.2 million of U.S. federal (NOL) carryforwards. At December 31, 2017, the entire NOL in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2023 through December 31, 2033. Also included in the above amount as of December 31, 2017 and 2016, were other foreign NOL carryforwards totaling approximately $324.1 million and $271.5 million, respectively, with $41.5 million added due to German trade tax loss generated in 2017. As of December 31, 2017, we had NOL carryforwards in Germany of $225.0 million predominantly trade tax NOLs. Of the total $324.1 FINANCIAL RESULTS Notes to Consolidated Financial Statements million foreign NOL carryforwards, $253.8 million does not expire with the balance expiring beginning December 2018 through 2032. The valuation allowance amounts related to net operating losses as of the years ended December 31, 2017 and December 31, 2016 are $7.1 million and $5.5 million. In 2017, we recorded a valuation allowance of $60.8 million related to U.S. interest carryforwards. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. We believe it is more likely than not that the deferred tax assets, net of the valuation allowances, as shown above will be realized. As of December 31, 2017, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by subsidiaries amounted to $381.9 million at December 31, 2017. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $22.9 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded deferred taxes or withholding taxes at December 31, 2017 and December 31, 2016, of $1.0 million and $0.9 million, respectively. 17. Equity Issuance of Warrants In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an exercise price of $32.085 per share, subject to customary adjustments. Following the synthetic share repurchase discussed below, the adjusted exercise price is $32.056. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying consolidated balance sheets. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. In September 2017, concurrent with the issuance of our 2023 Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) with an exercise price of $50.9664 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $45.3 million are included as additional paid in capital in the accompanying consolidated balance sheets. The warrants to purchase approximately 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants). Share Repurchase Programs In July 2014, we announced the launch of our third share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015, 0.8 million QIAGEN shares were repurchased for $20.8 million. On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program which was expected to be completed by the end of 2017. During the third quarter of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs). On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include e182xchangeable debt instruments, warrants and employee share-based remuneration plans.

considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained by subsidiaries amounted to $381.9 million at December 31, 2017. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $22.9 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded deferred taxes or withholding taxes at December 31, 2017 and December 31, 2016, of $1.0 million and $0.9 million, respectively. 17. Equity Issuance of Warrants In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an exercise price of $32.085 per share, subject to customary adjustments. Following the synthetic share repurchase discussed below, the adjusted exercise price is $32.056. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying consolidated balance sheets. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. In September 2017, concurrent with the issuance of our 2023 Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) with an exercise price of $50.9664 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $45.3 million are included as additional paid in capital in the accompanying consolidated balance sheets. The warrants to purchase approximately 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants). Share Repurchase Programs In July 2014, we announced the launch of our third share repurchase program to purchase up to another $100 FINANCIAL RESULTS Notes to Consolidated Financial Statements million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015, 0.8 million QIAGEN shares were repurchased for $20.8 million. On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program which was expected to be completed by the end of 2017. During the third quarter of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs). On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans. Synthetic Share Repurchase In August 2016, we announced our plan to return approximately $250.0 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.04 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in stock whereby 27 existing common shares with a nominal value of EUR 1.04 each were consolidated into 26 new common shares with a nominal value of EUR 1.08 each. The third amendment was a reduction of the nominal value per common share from EUR 1.08 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $243.9 million was repaid to our shareholders and the outstanding number of common shares was reduced by 8.9, or 3.7%. The capital repayment program was completed in January 2017. Expenses incurred related to the capital repayment and share consolidation amounted to $0.5 million and were charged to equity. Accumulated Other Comprehensive Loss The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2017 and 2016: 2017 2016 (in thousands) Net unrealized loss on hedging contracts, net of tax $ (30,487) $ (7,600) Net unrealized loss on marketable securities, net of tax (942) (156) Net unrealized loss on pension, net of tax (878) (1,498) Foreign currency effects from intercompany long-term (16,144) (15,901) investment transactions, net of tax of $7.9 million and $7.7 million in 2017 and 2016, respectively Foreign currency translation adjustments (172,308) (308,684) Accumulated other comprehensive loss $ (220,759) $ (333,839) 18. Earnings per Common Share We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” options and warrants to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share: 183

Synthetic Share Repurchase In August 2016, we announced our plan to return approximately $250.0 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.04 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in stock whereby 27 existing common shares with a nominal value of EUR 1.04 each were consolidated into 26 new common shares with a nominal value of EUR 1.08 each. The third amendment was a reduction of the nominal value per common share from EUR 1.08 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $243.9 million was repaid to our shareholders and the outstanding number of common shares was reduced by 8.9, or 3.7%. The capital repayment program was completed in January 2017. Expenses incurred related to the capital repayment and share consolidation amounted to $0.5 million and were charged to equity. Accumulated Other Comprehensive Loss The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2017 and 2016: 2017 2016 (in thousands) Net unrealized loss on hedging contracts, net of tax $ (30,487) $ (7,600) Net unrealized loss on marketable securities, net of tax (942) (156) FINANCIAL RESULTS Notes to Consolidated Financial Statements Net unrealized loss on pension, net of tax (878) (1,498) Foreign currency effects from intercompany long-term (16,144) (15,901) investment transactions, net of tax of $7.9 million and $7.7 million in 2017 and 2016, respectively Foreign currency translation adjustments (172,308) (308,684) Accumulated other comprehensive loss $ (220,759) $ (333,839) 18. Earnings per Common Share We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” options and warrants to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share: Years ended December 31, 2017 2016 Years ended Decemb2er0 3115, (in thousands, except per share data) 2017 2016 2015 N(ine t hioncuosamned sa,t terixbcuetapbt plee tro s hthaer eo wdantear)s of QIAGEN N.V. $ 40,394 $ 80,404 $ 130,148 WNeet iginhctoemd ea vaettrraibguet anbulme btoe rt hoef coowmnmeros no sf hQaIrAesG uEsNed N to.V c.ompute basic net $2 2480,03794 $2 3840,84004 $ 21330,418438 income per common share Weighted average number of common shares used to compute basic net 228,074 234,800 233,483 Dinicluotmive pefefre ccto omf mstoonc ks hoaprteions and restrictive stock units 4,760 4,193 5,028 Dilutive effect of ostuotcskta onpdtiinogn sw aanrrda rnetstrictive stock units 4,177650 4,19—3 5,103268 WDileuitgivhet eedff eacvte oraf goeu tnstuamndbienrg o wf caorrmamntosn shares used to compute diluted net 233,107059 238,99—3 238,163467 income per common share Weighted average number of common shares used to compute diluted net 233,009 238,993 238,647 iOncuotsmtaen dpienrg c opmtmioonns  ashnadr eawards having no dilutive effect, not included in 52 210 37 above calculation Outstanding options and awards having no dilutive effect, not included in 52 210 37 aObuotsvtea ncdailncgul awtiaornrants having no dilutive effect, not included in above 30,434 25,800 26,071 calculation Outstanding warrants having no dilutive effect, not included in above 30,434 25,800 26,071 Bcalsciucl aetaiornnings per common share attributable to the owners of QIAGEN $ 0.18 $ 0.34 $ 0.56 N.V. Basic earnings per common share attributable to the owners of QIAGEN $ 0.18 $ 0.34 $ 0.56 DNi.lVut.ed earnings per common share attributable to the owners of QIAGEN $ 0.17 $ 0.34 $ 0.55 N.V. Diluted earnings per common share attributable to the owners of QIAGEN $ 0.17 $ 0.34 $ 0.55 N.V. 19. Commitments and Contingencies 19. Commitments and Contingencies Lease Commitments LWeea lseeas eC foacmilimtieist manedn etqsuipment under operating lease arrangements expiring in various years through 2024. WCeert aleina sree nfatacli lcitoiems maintmd eenqtsu iprmoevindt eu nfodre er socpaelaratintingg r elenatasle p aaryramnegnetsm oern thsa evxep rierinnegw ina l voapritoiounss  yeexatersn dthirnogu gthhr o2u0g2h4. Cvaerritoauins  yrenatrasl.  cCoemrtmaintm feanctisli tpyr oavnidd ee qfouri pemsceanlta lteinagse rse ncotanl sptiatuytem ecantpsi toarl  hleaavsee sr eenxepwirainl go pinti ovnasr ieoxutse nyedainrgs  tthhrroouugghh 2020. vTaheri oaucsc oyemapras.n Cyienrgta cino nfsaocliilditay teadn db aeqlaunipcem sehnet eletsa isnecsl ucdoen stthiteu taes cseatps itaanl dle laiasbesil ietixeps iarirnigsi ning  vfraormio uths eyseea cras pthitraolu lgeha s2e020. oThbeli gaactcionmsp. aRneynitn egx cpoensoel iudnadtedr  obpaelarantcineg s hleeaestse  iangclruedeem tehnet sa nsoset tisn aclnudd ilniagb fialictiielist ya reisliantged f rcooms tsth aecsec rcuaepdi tianl lease oabssliogcaiatitoionns.  wRiethn t theex prenstsreu cutunrdinerg  oapcetirvaitiensg  dleisacsues saegdr eine mNeonttes  6no wt ainsc $lu2d4in.g5  fmaiclliiloityn ,r e$l2a2te.d4  cmoislltiso anc acnrude d$ 2in3.2 million afosrs othceia ytieoanr sw eitnhd tehde  Dreesctreumctbuerirn 3g1 a, c2ti0vi1ti7es,  2d0is1cu6s saendd  in2 0N1o5t,e  r6e swpeacst i$ve2l4y.5 million, $22.4 million and $23.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Minimum future obligations under capital and operating leases at December 31, 2017 are as follows: Minimum future obligations under capital and operating leases at December 31, 2017 are as follows: Capital Leases Operating Leases (in thousands) Capital Leases Operating Leases 2(in0 1th8ousands) $ 1,411 $ 18,483 20198 $ 1,44151 $ 168,041813 201290 4154 161,071612 20201 1—4 118,746527 20221 — 68,142567 T2h0e2r2eafter — 46,013286 Thereafter — 4,038 184  1,470 $ 64,877 L ess: Amount representing interest 1,4(5740) $ 64,877  Less: Amount representing interest 1,4(5146) L ess: Current portion (11,,345196) Loesnsg: -tCerumrr epnot rptiorntion (1,$3 5597) Long-term portion $ 57

Years ended December 31, 2017 2016 2015 (in thousands, except per share data) Net income attributable to the owners of QIAGEN N.V. $ 40,394 $ 80,404 $ 130,148 Weighted average number of common shares used to compute basic net 228,074 234,800 233,483 income per common share Dilutive effect of stock options and restrictive stock units 4,760 4,193 5,028 Dilutive effect of outstanding warrants 175 — 136 Weighted average number of common shares used to compute diluted net 233,009 238,993 238,647 income per common share Outstanding options and awards having no dilutive effect, not included in 52 210 37 above calculation Outstanding warrants having no dilutive effect, not included in above 30,434 25,800 26,071 calculation Basic earnings per common share attributable to the owners of QIAGEN $ 0.18 $ 0.34 $ 0.56 N.V. Diluted earnings per common share attributable to the owners of QIAGEN $ 0.17 $ 0.34 $ 0.55 N.V. 19. Commitments and Contingencies LFINANCIALease C RESULTSommitNotesmen tots Consolidated Financial Statements We lease facilities and equipment under operating lease arrangements expiring in various years through 2024. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2020. The accompanying consolidated balance sheets include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements not including facility related costs accrued in association with the restructuring activities discussed in Note 6 was $24.5 million, $22.4 million and $23.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Minimum future obligations under capital and operating leases at December 31, 2017 are as follows: Capital Leases Operating Leases (in thousands) 2018 $ 1,411 $ 18,483 2019 45 16,011 2020 14 11,762 2021 — 8,457 2022 — 6,126 Thereafter — 4,038   1,470 $ 64,877 Less: Amount representing interest (54)   1,416 Less: Current portion (1,359) Long-term portion $ 57 Licensing and Purchase Commitments We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $6.7 million and $7.8 million at December 31, 2017 and 2016, respectively. Royalty expense relating to these agreements amounted to $16.8 million, $35.9 million, and $43.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research. At December 31, 2017, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows: Purchase Commitments License & Royalty Commitments (in thousands) 2018 $ 65,073 $ 12,907 2019 22,556 11,858 2020 10,472 11,558 2021 943 8,860 2022 11 6,161 Thereafter 434 3,748   $ 99,489 $ 55,092 As of December 31, 2017, future license payments of $11.8 million and $35.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively. Contingent Consideration Commitments 185 Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million which is included in accrued liabilities in the accompanying consolidated balance sheet. Employment Agreements Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2017, the commitment under these agreements totaled $16.8 million. The employment agreements with the Managing Directors and the German affiliate include a clause, whereby the affiliate will compensate the Managing Directors for potential deductions under Dutch law which, since 2014, has introduced a duty to deduct from a Managing Director’s remuneration any increase in the value of shares or options that were part of his pay to the extent that such increase is based on a public offer, merger or other identity changing transaction.

Licensing and Purchase Commitments We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The FINANCIAL RESULTS Notes to Consolidated Financial Statements accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $6.7 million and $7.8 million at December 31, 2017 and 2016, respectively. Royalty expense relating to these agreements amounted to $16.8 million, $35.9 million, and $43.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research. At December 31, 2017, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows: Purchase Commitments License & Royalty Commitments (in thousands) 2018 $ 65,073 $ 12,907 2019 22,556 11,858 2020 10,472 11,558 2021 943 8,860 2022 11 6,161 Thereafter 434 3,748   $ 99,489 $ 55,092 As of December 31, 2017, future license payments of $11.8 million and $35.3 million are included in accrued and other current liabilities and other long-term liabilities, respectively. Contingent Consideration Commitments Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million which is included in accrued liabilities in the accompanying consolidated balance sheet. Employment Agreements Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2017, the commitment under these agreements totaled $16.8 million. The employment agreements with the Managing Directors and the German affiliate include a clause, whereby the affiliate will compensate the Managing Directors for potential deductions under Dutch law which, since 2014, has introduced a duty to deduct from a Managing Director’s remuneration any increase in the value of shares or options that were part of his pay to the extent that such increase is based on a public offer, merger or other identity changing transaction. Contingencies In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2017 and 2016 appropriately reflect the estimated cost of such warranty obligations. Preacquisition Contingencies In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts that are certain to be claimed by QIAGEN are recorded in prepaid expenses and other current assets and total $2.5 million as of December 31, 2017. As of D186ecember 31, 2016, $2.5 million was recorded in other long-term assets in the accompanying consolidated balance sheets. Litigation From time to time, we may be party to legal proceedings incidental to our business. For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR-based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to general and administrative, restructuring, integration and other expense and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in accrued and other current liabilities. As of December 31, 2017, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations. 20. Share-Based Compensation We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a 3-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017. Stock Options We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2017 and changes during the year then ended is presented below:

Contingencies FINANCIAL RESULTS Notes to Consolidated Financial Statements In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2017 and 2016 appropriately reflect the estimated cost of such warranty obligations. Preacquisition Contingencies In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts that are certain to be claimed by QIAGEN are recorded in prepaid expenses and other current assets and total $2.5 million as of December 31, 2017. As of December 31, 2016, $2.5 million was recorded in other long-term assets in the accompanying consolidated balance sheets. Litigation From time to time, we may be party to legal proceedings incidental to our business. For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR-based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to general and administrative, restructuring, integration and other expense and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in accrued and other current liabilities. As of December 31, 2017, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations. 20. Share-Based Compensation We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a 3-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017. Stock Options We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2017 and changes during the year then ended is presented below: 187

Contingencies In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2017 and 2016 appropriately reflect the estimated cost of such warranty obligations. Preacquisition Contingencies In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts that are certain to be claimed by QIAGEN are recorded in prepaid expenses and other current assets and total $2.5 million as of December 31, 2017. As of December 31, 2016, $2.5 million was recorded in other long-term assets in the accompanying consolidated balance sheets. Litigation From time to time, we may be party to legal proceedings incidental to our business. For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR-based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to general and administrative, restructuring, integration and other expense and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in accrued and other current liabilities. As of December 31, 2017, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations. 20. Share-Based Compensation We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock FINANCIAL RESULTS Notes to Consolidated Financial Statements options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a 3-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017. Stock Options We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2017 and changes during the year then ended is presented below: Weighted Average Number of Shares Weighted Average Contractual Term (in Aggregate Intrinsic All Employee Options (in thousands) Exercise Price years) Value (in thousands) Outstanding at January 1, 2017 1,439 $ 19.84 Exercised (287) $ 21.08 Expired (3) $ 18.63 Outstanding at December 31, 2017 1,149 19.54 3.32 13,088 Vested at December 31, 2017 1,149 19.54 3.32 13,088 Vested and expected to vest at December 31, 2017 1,149 19.54 3.32 13,088 The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was $3.3 million, $3.2 million and $7.0 million, respectively. At December 31, 2017, there was no unrecognized share- based compensation expense related to employee stock option awards. At December 31, 2017, 2016 and 2015, 1.1 million, 1.4 million and 1.7 million options were exercisable at a weighted average price of $19.54, $19.84 and $19.27 per share, respectively. The options outstanding at December 31, 2017 expire in various years through 2023. Stock Units Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time- vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 3 to 5 years, and in certain grants 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.0%. At December 31, 2017, there was $67.5 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.35 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2017, 2016 and 2015 was $31.12, $23.81 and $24.91, respectively. The total fair value of stock units that vested during the years ended December 31, 2017, 2016 and 2015 was $69.2 million, $27.4 million and $28.7 million, respectively. A summary of stock units as of December 31, 2017 and changes during the year are presented below: Stock Units (in Weighted Average Contractual Aggregate Intrinsic Value (in thousands) Term (in years) thousands) Stock Units Outstanding at January 1, 2017 10,198 Granted 1,976 Vested (2,306) Forfeited (1,766) Outstanding at December 31, 2017 8,102 2.30 $ 250,603 Vested and expected to vest at December 31, 2017 6,914 2.15 $ 213,861 C188ompensation Expense Share-based compensation expense before taxes for the years ended December 31, 2017, 2016 and 2015 totaled approximately $34.4 million, $28.3 million and $23.8 million, respectively, as shown in the table below.

Weighted Average Number of Shares Weighted Average Contractual Term (in Aggregate Intrinsic Weighted Average All Employee Options (in thousands) Exercise Price years) Value (in thousands) Number of Shares Weighted Average Contractual Term (in Aggregate Intrinsic OAlul tEsmtapnldoiynege a Ot Japtniounasry 1, 2017 (in thou1sa,4nd3s9) Exerc$is e1 9Pr.i8c4e years) Value (in thousands) EOxuetrsctaisnedding at January 1, 2017 1(,248379) $ 2119.0884 Experirceisded (28(37) $ 1281.6038 OExuptisrteadnding at December 31, 2017 1,14(39) $ 198.5643 3.32 13,088 VOeusttsetadn adti nDge caet mDbeecre m31b,e r2 301,7 2017 1,149 19.54 3.32 13,088 Vested ant dD eecxepmebcteerd 3 t1o ,v 2e0st1 a7t December 31, 2017 1,149 19.54 3.32 13,088 Vested and expected to vest at December 31, 2017 1,149 19.54 3.32 13,088 The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was T$h3e. 3to mtaill liontnr,in $s3ic. 2va mluielli onf  oapntdio $ns7 .e0x emrcililsioend,  druersipnegc tihvee lye. aArts  Deencdeemd bDeer c3e1m,b 2e0r 1371,,  t2h0er1e7 w, a2s0 1no6  uannrde c2o0g1n5iz ewda share- $ba3s.3ed m ciollimopn,e n$s3a.t2io mn iellxiopne nasned r e$l7a.te0d m toil lieomn,p lroeyspee csttioveckly .o pAtti oDne caewmabrdesr .31, 2017, there was no unrecognized share- based compensation expense related to employee stock option awards. At December 31, 2017, 2016 and 2015, 1.1 million, 1.4 million and 1.7 million options were exercisable at a Awte Digehctedm baevre r3a1g,e 2 p0r1ic7e,  o2f 0$1169 .a5n4d,  2$01195.8, 41 .a1n md i$lli1o9n.,2 17. 4p emr ilslhioanr ea, nrde s1p.e7c tmiviellliyo.n T ohep toiopntsio wnse roeu etsxtaenrcdiisnagb laet at a Dwecigehmtebde ra 3v1er,a 2g0e1 p7r iecexp oirf e$ i1n9 v.a5r4io, u$s1 y9e.a8r4s tahnrodu $g1h9 2.2072 3p.er share, respectively. The options outstanding at December 31, 2017 expire in various years through 2023. Stock Units Sttoockc kun Uitsn reitpsresent rights to receive Common Shares at a future date and include restricted stock units which are Ssutobcjekc ut ntoit st irmeep-rveessetinntg r iognhltys taon rde cpeeirvfeo rCmoamncmeo snt oSchka urensit sa wt ah ifcuhtu irnec lduadtee  paenrdfo irnmclaundcee  rceostnridcitteiodn st oinc ka dundiittsio wn htioc hti maere- svuebstjiencgt .t oTh teim fein-vael sntiunmg boenrl yo fa pnedr fpoermrfoarnmcaen sctoec skt oucnki tus neiatsr nwehdi cihs binacsluede o pne trhfeo rpmearfnocrem caonncdei taiocnhsie ivne amdednitt iwonh itcoh  tifmore- svoemstien gg.r aTnhtes  fcinaanl  rneuamchb eurp o tfo p 1e2rf0o%rm oafn tchee  sgtorackn tuendi tsh eaarernse. dT hies rbea ise ndo o enx ethrec ispee rpforircmea anncde  tahceh fiaeivre maernkt ewt vhaiclhue f oart the stFINANCIALiommee o gf rtah enRESULTS tsg rcaannt irse Notesareccho u gtopn  Consolidateditzoe 1d 2o0v%er  oth fFinancial eth ree qgurai sStatementsnittee dv esshtianrge sp. eTrhioedre, gise noe reaxlleyr c3i steo  p5r iyceea arsn,d a tnhde  ifna icr emrtarinke gt rvaanlutse 1 a0t the tyiemaer so. f Tthe  fgariar nmt aisr kretc ovaglnuiez eisd  doevterr mthien erde qbuaisieted  voens ttihneg  npuemriboedr, ogfe snteorcakl lyu n3it sto g 5ra yneteadr sa, nadn dth ien  mcearrtkaeitn  vgarlauen tso f1 o0ur syhearres.s  Tohne  thfaei rg mraanrtk deta vtea.l uPere i-sv edsetitnegrm fionrefedi tburaesse dw eorne  tehset imnuamtebde rto o bf est oacpkp uronxitism gartaenlyte 7d. 0a%nd.  Athte D meacerkmebt evra l3u1e ,o 2f 0o1u7r , sthhearree sw oans t$h6e7 g.r5a nmt ildliaotne .r ePmrea-vinesintign gin f ournfereitcuoregsn iwzedre  ceosmtimpeantesda titon b ceo astp ipnrcoluxdiminagte elys ti7m.0a%ted.  Afot rDfeeictuermesb erer la3t1e,d 2 to0 1th7e,se tahweraer dwsa, sw $h6ic7h. 5is  mexilplieocnt erdem toa ibnein rge cino gunnirzeecdo gonviezre ad wcoemigphetendsa ativoenr acgoest  pinecrliuodi nogf  2e.s3ti5m ayteeadr sf.o rTfheeit uwreesi grhetleadte da vteor athgeese agwraanrtd dsa, twe hfaicihr  visa leuxep oefc tsetodc tko  ubneit sr egcroagnnteizde du orivnegr tah ew yeeigahrste edn adveedr aDgeec epmerbioerd  3o1f ,2 2.3051 7y,e a2r0s1. 6Th aen wd e2ig0h1te5d w aavserage g$r3a1n.t1 d2a, te$ 2fa3i.r8 v1a launed o $f s2t4oc.9k 1u,n rietss pgeracntitveedly d. uTrhien gto tthael fyaeiar rvsa eluned eodf  sDtoeccke munbietsr  t3ha1t,  v2e0s1te7d,  d2u0ri1n6g  athned  y2e0a1rs5 e wndaesd $D3ec1e.1m2b,e $r 2331.,8 210 a1n7d,  2$02146.9 a1n, dre 2sp0e1c5ti vwealys.  $Th6e9 .t2ot aml ilflaioirn v, a$lu2e7 .o4f mstoilcliko nu naintsd t h$a2t 8v.e7s tmedil ldiounr,in rge stphec ytievaerlys .ended December 31, 2017, 2016 and 2015 was $69.2 million, $27.4 million and $28.7 million, respectively. A summary of stock units as of December 31, 2017 and changes during the year are presented below: A summary of stock units as of December 31, 2017 and changes during the year are presented below: Stock Units (in Weighted Average Contractual Aggregate Intrinsic Value (in thousands) Term (in years) thousands) Stock Units Stock Units (in Weighted Average Contractual Aggregate Intrinsic Value (in thousands) Term (in years) thousands) OStouctskta Unndiitnsg at January 1, 2017 10,198 GOruatsntatendding at January 1, 2017 110,917968 VGersatnetded (21,,390766) FVoersfteeidted (12,73606) OFourtfsetiatendding at December 31, 2017 (18,,716062) 2.30 $ 250,603 VOeusttsetadn adnindg e axtp Decetceedm tob evre 3st1 a, t 2D0e1c7ember 31, 2017 68,911042 2.1350 $ 21530,866013 Vested and expected to vest at December 31, 2017 6,914 2.15 $ 213,861 Compensation Expense CShoarme-bpaesneds acotimopne nEsaxtpioen nexspeense before taxes for the years ended December 31, 2017, 2016 and 2015 totaled Sahpapreo-xbiamsaetde lcyo $m3p4e.n4s amtiollino ne,x p$e2n8s.e3  bmeifloliroen t axneds  $fo2r3 t.h8e  myeilaliorsn ,e nredsepde cDtievceelym, baesr  s3h1o,w 2n0 i1n 7th, e2 0ta1b6le a bnedlo 2w0.15 totaled approximately $34.4 million, $28.3 million and $23.8 million, respectively, as shown in the table below. 2017 2016 2015 Compensation Expense (in thousands) Cost of sales $ 2,641 $ 2,553 $ 2,177 Research and development 5,367 4,735 5,686 Sales and marketing 6,820 4,824 4,815 General and administrative 19,614 16,176 11,083 Share-based compensation expense 34,442 28,288 23,761 Less: income tax benefit(1) 7,407 6,223 5,751 Net share-based compensation expense $ 27,035 $ 22,065 $ 18,010 (1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $5.2 million, $0.8 million and $3.3 million, respectively, for the years ended December 31, 2017, 2016 and 2015. Following the 2016 restructuring program discussed in Note 6, share-based compensation expense in 2017 and 2016 includes forfeitures of $0.7 million and $2.0 million, respectively, in connection with the restructuring terminations. Total share-based compensation expense in 2015 was lower following a reassessment on stock units with performance criteria. No share-based compensation cost was capitalized in inventory in December 31, 2017, 2016 or 2015 as the amounts were not material. 21. Employee Benefits We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.6 million, $2.5 million and $2.4 million for the years ended December 31, 2017, 2016 and 2015, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2017, 2016 and 2015. 189 We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $8.0 million at December 31, 2017 and $6.7 million at December 31, 2016, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets. 22. Related Party Transactions From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

2017 2016 2015 Compensation Expense (in thousands) Cost of sales $ 2,641 $ 2,553 $ 2,177 Research and development 5,367 4,735 5,686 Sales and marketing 6,820 4,824 4,815 General and administrative 19,614 16,176 11,083 Share-based compensation expense 34,442 28,288 23,761 Less: income tax benefit(1) 7,407 6,223 5,751 Net share-based compensation expense $ 27,035 $ 22,065 $ 18,010 (1) FINANCIAL RESULTS Notes to Consolidated Financial Statements Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $5.2 million, $0.8 million and $3.3 million, respectively, for the years ended December 31, 2017, 2016 and 2015. Following the 2016 restructuring program discussed in Note 6, share-based compensation expense in 2017 and 2016 includes forfeitures of $0.7 million and $2.0 million, respectively, in connection with the restructuring terminations. Total share-based compensation expense in 2015 was lower following a reassessment on stock units with performance criteria. No share-based compensation cost was capitalized in inventory in December 31, 2017, 2016 or 2015 as the amounts were not material. 21. Employee Benefits We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.6 million, $2.5 million and $2.4 million for the years ended December 31, 2017, 2016 and 2015, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2017, 2016 and 2015. We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $8.0 million at December 31, 2017 and $6.7 million at December 31, 2016, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets. 22. Related Party Transactions From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below. As of December 31, For the years ended December 31, (in thousands) 2017 2016 2017 2016 2015 Net sales — — $ 3,852 $ 1,360 $ 418 Reimbursements against research and development — — — — $ 2,032 Accounts receivable $ 3,802 $ 1,302 — — — Other long-term assets $ 17,713 $ 13,067 — — — Accounts payable $ 1,921 $ 391 — — — Accrued and other current liabilities $ 9,028 $ 3,926 — — — Other long-term liabilities $ 3,075 $ 5,889 — — — During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The note is due in October 2020 and bears interest of 3.0%. As of December 31, 2017, the principal and accrued interest of this note totals $2.7 million while the remaining $0.2 million is attributable to the embedded derivative, that is bifurcated and measured at fair value, associated to a convertible feature of this note. Also in 2017, we granted a loan to a member of management totaling €0.6 million ($0.7 million as of December 31, 2017) bearing interest at 2.0% annually. Repayment is forgiven with continued employment at the rate of €0.1 million plus accrued interest annually. These are included in other long-term assets in the accompanying consolidated balance sheet. Additionally, we have two loan receivables due from related parties granted prior to 2017. The first loan, with a balance of $11.3 million including accrued interest at December 31, 2017, was originally granted in 2015 and subsequently increased during 2016. This loan is due in January 2020 and bears interest of 6%. The second loan, also granted in 2015, has a principal of €2.0 million and is due in June 2019. This loan bears interest of 7% and a190s of December 31, 2017 carries a balance of $2.9 million including accrued interest. The loans were made for general business purposes and no amounts have been repaid. These loans are included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2017. As discussed in Note 10, during 2016 we acquired a 19.0% interest in Hombrechtikon Systems Engineering AG (HSE) for a total obligation of $9.8 million payable over three years. As of December 31, 2017, the total remaining obligation was $6.2 million, of which $3.1 million was included in accrued and other current liabilities and $3.1 million was included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary, therefore HSE is not consolidated. 23. Subsequent Events On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares beginning in 2018 as well as the acquisition of STAT-Dx for approximately $147 million in cash and additional payments of up to approximately $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in 2018 and funded from existing cash reserves. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China.

As of December 31, For the years ended December 31, (in thousands) 2017 2016 2017 2016 2015 Net sales — — $ 3,852 $ 1,360 $ 418 Reimbursements against research and development — — — — $ 2,032 Accounts receivable $ 3,802 $ 1,302 — — — Other long-term assets $ 17,713 $ 13,067 — — — Accounts payable $ 1,921 $ 391 — — — Accrued and other current liabilities $ 9,028 $ 3,926 — — — Other long-term liabilities $ 3,075 $ 5,889 — — — DFINANCIALuring 20 RESULTS17, we pNotesurch atos eConsolidatedd a conve rFinancialtible no Statementste for $3.0 million from a publicly listed company considered a related party. The note is due in October 2020 and bears interest of 3.0%. As of December 31, 2017, the principal and accrued interest of this note totals $2.7 million while the remaining $0.2 million is attributable to the embedded derivative, that is bifurcated and measured at fair value, associated to a convertible feature of this note. Also in 2017, we granted a loan to a member of management totaling €0.6 million ($0.7 million as of December 31, 2017) bearing interest at 2.0% annually. Repayment is forgiven with continued employment at the rate of €0.1 million plus accrued interest annually. These are included in other long-term assets in the accompanying consolidated balance sheet. Additionally, we have two loan receivables due from related parties granted prior to 2017. The first loan, with a balance of $11.3 million including accrued interest at December 31, 2017, was originally granted in 2015 and subsequently increased during 2016. This loan is due in January 2020 and bears interest of 6%. The second loan, also granted in 2015, has a principal of €2.0 million and is due in June 2019. This loan bears interest of 7% and as of December 31, 2017 carries a balance of $2.9 million including accrued interest. The loans were made for general business purposes and no amounts have been repaid. These loans are included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2017. As discussed in Note 10, during 2016 we acquired a 19.0% interest in Hombrechtikon Systems Engineering AG (HSE) for a total obligation of $9.8 million payable over three years. As of December 31, 2017, the total remaining obligation was $6.2 million, of which $3.1 million was included in accrued and other current liabilities and $3.1 million was included in other long-term liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary, therefore HSE is not consolidated. 23. Subsequent Events On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares beginning in 2018 as well as the acquisition of STAT-Dx for approximately $147 million in cash and additional payments of up to approximately $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in 2018 and funded from existing cash reserves. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. 191

FINANCIAL RESULTS Auditor’s Report Auditor’s Report Report of independent registered public accounting firm To the Stockholders and Supervisory Board QIAGEN N.V.: Opinion on Internal Control Over Financial Reporting We have audited QIAGEN N.V.’s and subsidiaries (“QIAGEN” or “the Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the financial statement schedule as listed in Item 18 (A) (collectively, the “consolidated financial statements”), and our report dated March 5, 2018 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable 192

Auditor’s Report Report of independent registered public accounting firm To the Stockholders and Supervisory Board QIAGEN N.V.: Opinion on Internal Control Over Financial Reporting We have audited QIAGEN N.V.’s and subsidiaries (“QIAGEN” or “the Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the financial statement schedule as listed in Item 18 (A) (collectively, the “consolidated financial statements”), and our report dated March 5, 2018 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. FINANCIAL RESULTS Auditor’s Report We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG AG Wirtschaftsprüfungsgesellschaft Düsseldorf, Germany March 5, 2018 Report of independent registered public accounting firm To the Stockholders and Supervisory Board QIAGEN N.V.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes and the financial statement schedule as listed in Item 18 (A) (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission an193d the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. FINANCIAL RESULTS List of Subsidiaries /s/ KPMG AG Wirtschaftsprüfungsgesellschaft Düsseldorf, Germany March 5, 2018 Report of independent registered public accounting firm To the Stockholders and Supervisory Board QIAGEN N.V.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes and the financial statement schedule as listed in Item 18 (A) (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ KPMG AG Wirtschaftsprüfungsgesellschaft We have served as the Company’s auditor since 2015. Düsseldorf, Germany March 5, 2018 194

FINANCIAL RESULTS List of Subsidiaries List of Subsidiaries The following is a list of the Registrant’s subsidiaries as of December 31, 2017, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary. Company Name Jurisdiction of Incorporation Amnisure International, LLC USA Cellestis Ltd. Australia MO BIO Laboratories, Inc. USA QIAGEN Aarhus A/S Denmark QIAGEN AB Sweden QIAGEN AG Switzerland QIAGEN Australia Holding Pty. Ltd. Australia QIAGEN Benelux B.V. Netherlands QIAGEN Beverly, Inc. USA QIAGEN China (Shanghai) Co. Ltd. China QIAGEN Deutschland Holding GmbH Germany QIAGEN Finance (Ireland) Ltd. Ireland QIAGEN Finance (Malta) Ltd. Malta QIAGEN France S.A.S. France QIAGEN Gaithersburg, Inc. USA QIAGEN GmbH Germany QIAGEN Hamburg GmbH Germany QIAGEN Inc. (Canada) Canada QIAGEN Inc. (USA) USA QIAGEN Instruments AG Switzerland QIAGEN K.K. Japan QIAGEN Lake Constance GmbH Germany QIAGEN Ltd. UK QIAGEN Manchester Ltd. UK QIAGEN Marseille SA France QIAGEN North American Holdings Inc. USA QIAGEN Pty. Ltd. Australia QIAGEN Redwood City, Inc. USA QIAGEN Sciences, LLC USA QIAGEN S.r.l. Italy QIAGEN U.S. Finance Holdings (Luxembourg) SARL Luxembourg QIAGEN U.S. Finance, Inc. USA QIAGEN Waltham, Inc. USA 195

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CORPORATE COMMUNICATIONS

For Investors
Phone worldwide: +49 2103 29 11711
Phone U.S.: +1 240 686 2222
Email: IR@QIAGEN.COM
IR.QIAGEN.COM

For Media
Phone worldwide: +49 2103 29 11826
Phone U.S.: +1 240 686 7425
Email: PR@QIAGEN.COM
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QIAGEN ON THE WEB

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FINANCIAL CALENDAR

May 2, 2018
First Quarter 2018 Results

June 19, 2018
Annual General Meeting of Shareholders of QIAGEN N.V.

July 31, 2018
Second Quarter 2018 Results

October 29, 2018
Third Quarter 2018 Results

January 2019
Fourth Quarter 2018 Results

Publication Date
March 2018

TRADEMARKS

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®.

For a complete list of QIAGEN's trademarks and disclaimers, please refer to QIAGEN's webpage under www.QIAGEN.com/trademarks_disclaimers.aspx

In this annual report, QIAGEN uses the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. As of February 2018, QIAGEN molecular diagnostics products included 18 FDA (PMA approved or 510k cleared) products, 16 clinical sample concentrator products (13 kits and 3 instruments), 62 EU CE IVD assays, 16 EU CE IVD sample preparation products, 17 EU CE IVD instruments for sample purification or detection, 29 China CFDA IVD assays and 13 China CFDA IVD instruments.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2018 QIAGEN, all rights reserved.

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This document contains detailed financial information about QIAGEN prepared under generally accepted accounting standards in the U.S. (U.S. GAAP) and included in our Form 20F annual report filed with the U.S. Securities and Exchange Commission. QIAGEN also publishes an Annual Report under IFRS accounting standards, which is available on our website at www.QIAGEN.com.

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FINANCIAL REPORT 2017

QIAGEN N.V. TABLE OF CONTENTS Annual Report 2017 Page Report of the Supervisory Board 1 Management Report 4 Corporate Governance Report 59 Corporate Governance Statement 74 Responsibility Statement of the Management Board 75 Consolidated Financial Statements QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets F-1 Consolidated Income Statements F-3 Consolidated Statements of Comprehensive Income (Loss) F-4 Consolidated Statements of Cash Flows F-5 Consolidated Statements of Changes in Equity F-6 Notes to the Consolidated Financial Statements F-7 Company Financial Statements of QIAGEN N.V. Company Balance Sheets F-65 Company Income Statements F-67 Company Statements of Changes in Equity F-68 Notes to the Company Financial Statements F-69 Independent Auditor's Report F-77

Report of the Supervisory Board The members of the Supervisory Board wish to thank all QIAGEN employees and members of the Executive Committee for the progress made during 2017 toward achieving QIAGEN’s vision of making improvements in life possible. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with their continued collaboration and trust. Review of 2017 performance A key role of the Supervisory Board is to monitor the conduct and progress of QIAGEN’s business on a regular basis, and this was done during 2017 with detailed written and oral reports from the Managing Directors, members of the Executive Committee and other senior leaders. The Supervisory Board was pleased with the performance of QIAGEN in 2017, and the results showed further evidence that QIAGEN is moving ahead on a new growth trajectory and addressing the needs of a broad range of customers with its Sample to Insight molecular testing solutions. All customer classes and regions delivered improved results for the year. The growth drivers of QIAGEN’s Sample to Insight portfolio all performed well in 2017, led by the QIAsymphony automation system setting a new record and reaching more than 2,000 cumulative placements, the QuantiFERON latent TB test delivering 24% growth, and further expansion of the industry-leading Personalized Healthcare portfolio of companion diagnostic partnerships with pharma companies for precision medicine therapies. QIAGEN has set goals for 2018 for accelerating organic growth and for higher adjusted net sales and adjusted earnings per share. QIAGEN looks forward to 2018 as a very exciting year on the path to achieving the mid-term growth targets set for 2020. Composition of the Supervisory Board and Managing Board The composition of the Supervisory Board changed during 2017 with the addition of Dr. Håkan Björklund and it will change in 2018 given my previously announced intention to resign with effect at the Annual General Meeting 2018 after having served on the Board since 2000. I would like to personally express my appreciation to my colleagues in the Supervisory Board and the Managing Board for their highest level of collaboration and professionalism during this time and their commitment to the success of QIAGEN. Following the Annual General Meeting, the Supervisory Board plans to elect Dr. Håkan Björklund as new chairman. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of Swedish Orpham Biovitrum AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. All other current members of the Supervisory Board will stand for re-election at this upcoming meeting. All members, with the exception of Dr. Metin Colpan, have served in the Supervisory Board for less than eight years as recommended by the Dutch Corporate Governance Code. QIAGEN values the profound industry experience of Dr. Colpan and his in-depth knowledge of the Company and therefore supports the reappointment of Dr. Colpan beyond before stated eight-year term. The target profile of the Supervisory Board can be found on QIAGEN’s website, and the current composition fully complies with this profile. Further information on the individual members of the Supervisory Board is set forth in the Corporate Governance and Compensation overview. QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women, and is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles around the world. In line with this long- standing commitment, the Supervisory Board continues to take a diverse leadership team into account when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current size of the Managing Board is two members, so achieving a diversity goal 1 as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has increased the diversity of its senior leadership team and will continue to do so in the future. The composition of the Managing Board remained unchanged with two members (Chief Executive Officer Peer M. Schatz and Chief Financial Officer Roland Sackers). Principal topics discussed by the Supervisory Board As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2017 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings and through written surveys. The Supervisory Board met five times during 2017 with attendance of all Supervisory Board members in all meetings and regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as performance and strategy as well as to discuss compensation matters. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance and Compensation overview. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company. The Supervisory Board further discussed the performance of the Managing Board and concluded that it and the Managing Board were functioning properly. Committees of the Supervisory Board The Supervisory Board has established an Audit Committee (Chair Mr. Lawrence Rosen), a Compensation Committee (Chair Ms. Elizabeth Tallett), a Selection and Appointment Committee (Chair Dr. Karobath), and a Science and Technology Committee (Chair Dr. Metin Colpan) from among its members. The Supervisory Board reserves the right to establish other committees as deemed beneficial and has approved charters under which each of these committees operates (charters are available on our website at www.QIAGEN.com). The deliberations and findings of the committees were reported by the committee chairs to the Supervisory Board in its meetings on a regular basis. All committee members attended all committee meetings in 2017 physically or by phone. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2017 and the main topics of discussion, the remuneration of its members, as well as other information on the Supervisory Board, can be found in the Corporate Governance and Compensation overview, which is an integral part of this Annual Report. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 25, 2014. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives, such as share-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Corporate Governance All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. The Dutch Code was last amended on December 8, 2016 and is applicable as from January 1, 2017. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards. During 2017, QIAGEN was also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. In January 2018, we transferred the U.S. listing of our global shares to the New York Stock Exchange (NYSE), which provides us with greater visibility within the healthcare sector and opportunity to expand our global shareholder base. As a result, we will further be subject to corporate governance practices followed by U.S. companies under 2 the New York Stock Exchange listing standards. QIAGEN provides detailed disclosure in the Corporate Governance and Compensation overview regarding compliance with the Dutch Corporate Governance Code. QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and laws of the German capital market. QIAGEN’s common shares are registered and traded in the U.S. on the New York Stock Exchange as of January 2018 (formerly on the NASDAQ Global Select Market) and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Financial statements and audits In this Annual Report, the financial statements for 2017 are presented as prepared by the Managing Board, audited by KPMG (Independent Registered Public Accounting Firm). We examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the management report. We have no objections, thus we concur with the results of the audit, and it has been approved by the Supervisory Board. In closing, the Supervisory Board would like to again thank all QIAGEN employees for their dedication and hard work during 2017. Venlo, the Netherlands, April 2018 The Supervisory Board: Dr. Manfred Karobath Chairman of the Supervisory Board 3

Management Report Operations and Business Environment Company overview QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable our customers in four broad classes - Molecular Diagnostics, Applied Testing, Pharma and Academia - to achieve outstanding success and breakthroughs, all in keeping with our goal of making improvements in life possible. QIAGEN's solutions integrate sample and assay technologies, bioinformatics and automation systems into workflows that help customers move from Sample to Insight. Our solutions support more than 500,000 customers worldwide in generating insights into the molecular building blocks of life. Our proven solutions are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information. As we move deeper into “the Century of Biology,” knowledge of the molecular basis of life has been growing exponentially, along with greater understanding of diseases and biological mechanisms. Dramatic acceleration in the speed of analyzing DNA - and reduction in cost - is generating new discoveries and vast quantities of genomic data. This revolution in the life sciences is transforming healthcare and influencing many other areas of everyday life. QIAGEN’s mission is to make improvements in life possible by providing innovative technologies to enable this ongoing wave of discovery and its wide-ranging applications. QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology has grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading bioinformatics solutions allows users to analyze and interpret data to provide relevant, actionable insights. Our automation systems for polymerase chain reaction (PCR), next-generation sequencing (NGS) and other technologies tie these together in seamless and cost-effective molecular testing workflows - from Sample to Insight. Net sales of $1.42 billion in 2017 consisted of consumable kits and other revenues (88% of sales) and automation systems and instruments (12% of sales). Approximately 48% of net sales in 2017 were in Molecular Diagnostics, and 52% in Life Sciences customer classes in the Academia, Pharma and Applied Testing markets. QIAGEN has grown substantially by developing new platforms, consumables and bioinformatics to meet growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $8 billion. We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN has global shares that are listed on the New York Stock Exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.” The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600. As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report. Long-Term Value Creation In line with QIAGEN’s long-term vision, which is to help our customers make improvement in life possible, mid-term goals have been set in terms of new product development, further geographic expansion and the strengthening of QIAGEN’s Sample to Insight portfolio. These include greater focus on the power of next-generation sequencing (NGS) technology, which enables customers to analyze and interpret vast amounts of genomic data beyond human comprehension; further improvements in laboratory automation, including further development of the QIAsymphony automation platform and the planned 2018 launch of QIAstat-Dx as a new generation of point-of-care testing; and to play a role in the global fight against tuberculosis (TB) with greater use of QuantiFERON-TB Gold Plus as the gold standard for modern TB detection. 4

QIAGEN’s performance in 2017, in particular the fast growth rates for the key growth drivers in its Sample to Insight portfolio, were further steps toward achieving the mid-term targets set for 2020, and to help in achieving the long-term vision of making improvements in life possible. Recent Developments QIAGEN has recently achieved a number of strategic milestones by continuing to focus on strategic growth initiatives: QuantiFERON-TB franchise growing rapidly: • QIAGEN is aiding the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new persons and kills about 1.8 million annually. The global epidemic is complicated because an estimated one out of three people have latent TB infection, a phase in which the bacterium infects a person but produces no detectable symptoms. About 5-10% of those individuals, if untreated, will progress to the active TB disease, so screening of high-risk individuals and treatment for latent TB plays an important role in global tuberculosis control efforts. • QIAGEN's novel QuantiFERON tests, the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) and third-generation QuantiFERON-TB Gold (QFT), are the market-leading modern diagnostic tools for latent TB infection. In a class known as interferon-gamma release assays (IGRAs), QuantiFERON-TB tests have been shown in clinical studies to be faster, less labor-intensive and more accurate than the century-old tuberculin skin test. QFT is one of two tests mentioned in the World Health Organization guidelines as an alternative to tuberculin skin tests. First introduced in 2015, QFT-Plus adds clinical insights with antigens that measure the cell-mediated immune response to TB infection from both CD4+ and CD8+ T cells. The addition of CD8+ assessment led WHO in its Global TB Report 2016 to cite QFT-Plus (the only such test on the market) for its potential in identifying at-risk adults at greater risk of progressing to active TB. QFT-Plus is now available in more than 75 countries in Europe, the Americas, Africa, Asia and Middle East. The laboratory-based QuantiFERON-TB tests are displacing the more subjective and time-consuming tuberculin skin test, and sales surpassed $175 million in 2017. • In October 2017 QIAGEN launched QuantiFERON-TB Gold Plus in the United States after it received Food and Drug Administration approval. Japan also recently approved QFT-Plus. These market introductions follow adoption of QFT-Plus in more than 75 countries across Europe, the Middle East, Africa, Asia and Latin America, where nearly two million of the tests have been used. QFT-Plus advances the science of TB testing with innovative antigens that measure each patient’s cell-mediated immune response from both CD4+ and CD8+ T cells, a unique capability. An increasing number of peer- reviewed publications support the efficacy of QFT-Plus, which is the only interferon-gamma release assay (IGRA) test on the pathway to evaluation by the World Health Organization (WHO) for its global campaign to eradicate TB. • In January 2018, QIAGEN began a new partnership with DiaSorin that will provide a state-of-the-art automation option for QuantiFERON-TB Gold Plus customers, embedding QFT-Plus in a broad and highly synergistic assay menu for DiaSorin's LIAISON-family analyzers. More than 7,000 LIAISON-family analyzers are already in use worldwide. Next-generation sequencing solutions extending QIAGEN's reach: • As a leader in “universal” technologies for use with any next-generation sequencing system, as well as creator of the innovative GeneReader NGS System for benchtop sequencing, QIAGEN continues to expand its presence in the rapidly growing market for NGS solutions in laboratories around the world. QIAGEN’s NGS portfolio produced more than $115 million in sales in 2017. • In 2017 QIAGEN continued to broaden its portfolio of platform-agnostic NGS solutions, streamlining tasks such as automated sample and library preparation, reliable detection of DNA and RNA variations, and bioinformatics for analysis and interpretation. Our industry-leading solutions for preparation of liquid biopsy samples, along with a diverse offering of off-the-shelf and customized QIAseq panels, continued to expand to new applications. • QIAGEN’s GeneReader NGS System, the first complete Sample to Insight next-generation sequencing solution designed for any laboratory to deliver actionable results, continued to gain acceptance with strong growth in placements in 2017. • We expanded the GeneReader system's capabilities and content menu for clinical researchers in 2017. Going beyond the original GeneRead QIAact Actionable Insights Tumor Panel (AIT), we launched the GeneRead QIAact Lung DNA Panel and Lung RNA Panel for deep analysis of lung cancer samples and the GeneRead QIAact BRCA 1/2 Panel for in-depth insights into breast and ovarian cancers. All of the QIAact NGS panels run with the GeneReader system and integrate seamlessly with our QCI bioinformatics software for analysis and interpretation. We have incorporated the GeneReader NGS System into collaborations with pharmaceutical companies for co-development of companion diagnostics. • Multiple studies demonstrating the efficacy of QIAGEN’s GeneReader system, panels and other NGS solutions were presented in major scientific meetings in 2017, including the American Society of Clinical Oncology (ASCO), American Society of Human Genetics (ASHG) and Association for Molecular Pathology (AMP). At the AMP annual meeting in November 2017, about 10 percent of the more than 500 papers presented relied on QIAGEN solutions for some aspect of 5 molecular testing, from sample technologies for NGS to bioinformatics for interpretation of data. • To accelerate the growth of the GeneReader system in China, QIAGEN formed a joint venture in 2017 with Maccura, a leading in vitro diagnostics company in China. The venture, MAQGEN Biotechnology Co., Ltd. (MAQGEN), will develop local adaptations, pursue regulatory paths to maximize the GeneReader’s value and leverage Maccura’s broad customer network to expand adoption in laboratories across China. The NGS market in China is growing rapidly in personalized medicine and clinical research. MAQGEN China is 60% owned by Maccura and 40% by QIAGEN. • In late 2017, QIAGEN created a new unit, Enterprise Genomics Services, to serve the growing demand for customization of NGS gene panels with integrated bioinformatics for dedicated applications. This initiative offers benefits to customers in implementation time, expense and risk mitigation across the continuum from NGS discovery to panel development, optimization, verification and implementation. QIAGEN's capabilities support customized solutions for any NGS platform, including the GeneReader NGS System. • In Applied Testing, QIAGEN collaborated with the International Commission on Missing Persons (ICMP) in 2017 to launch a cutting-edge next-generation sequencing workflow for DNA identification at the ICMP's laboratory in The Hague. The lab integrates the GeneReader system, other QIAGEN instruments and a new NGS panel specifically designed to identify missing persons. QIAGEN will supply software, reagents, consumables and technical support on an ongoing basis. Continued Leadership in Personalized Healthcare: • QIAGEN strengthened its leading position in Personalized Healthcare in 2017, surpassing a milestone of 25 master collaboration agreements with pharma and biotech companies to develop companion and complementary diagnostics providing individualized genomic insights to guide clinical decision-making. QIAGEN launched 15 new companion diagnostic projects in 2017, a record high for QIAGEN. In addition, we continued to achieve regulatory approvals of companion diagnostics and to launch them commercially. • A major initiative in 2017 was QIAGEN’s expansion into developing biomarker tests to support emerging therapies in immuno-oncology (I-O), a novel approach using drugs to target the body’s immune system to help fight cancer. QIAGEN and Bristol-Myers Squibb launched a groundbreaking collaboration to explore the use of NGS technology to develop gene expression profiles (GEPs) as predictive or prognostic tools for use with a number of novel immuno-oncology molecules Bristol-Myers Squibb is developing. QIAGEN subsequently has entered into other agreements with undisclosed industry partners to co-develop molecular tests to identify patients who could benefit from I-O therapies. QIAGEN obtained a worldwide license in 2017 from The Johns Hopkins University for biomarkers that play roles in identifying patients for I-O therapies. • QIAGEN continues to roll out regulator-approved companion diagnostics that deliver actionable insights for treatment decisions based on patients’ genomic information. We launched the ipsogen JAK2 RGQ PCR Kit in 2017 as the only FDA- cleared JAK2 kit for blood cancers, diagnosing gene mutations in patients with Polycythemia Vera. The FDA approval was expanded in early 2018 to other myeloproliferative neoplasms. The FDA indicated use of QIAGEN's therascreen EGFR RGQ PCR Kit as a companion diagnostic also was expanded in early 2018 to diagnose additional EGFR gene mutations involved in treatment decisions for first-line treatment of metastatic non-small cell lung cancer (NSCLC). • We added a new liquid biopsy assay in 2017 for clinical research - the AdnaTest Prostate Cancer Panel AR-V7, using circulating tumor cells to monitor RNA expression of a biomarker indicating resistance to prostate cancer treatments. • As one of the world’s leading independent developers of molecular technologies, with a diverse portfolio of sequencing platforms and solutions, QIAGEN is a preferred industry partner for developing companion or complementary diagnostics. QIAsymphony delivering platform growth as content menu expands: • QIAGEN surpassed its 2017 goal of 2,000 cumulative placements of QIAsymphony, a cost-effective modular system that integrates PCR molecular testing workflows from initial biological sample processing to final insights. The platform’s rapid dissemination and growing content menu fueled double-digit growth in consumables for QIAsymphony. • The QIAsymphony automation system serves laboratories around the world, with the broadest test menu of any platform in its category in Europe and other markets, plus the unique ability to handle laboratory-developed tests. Nearly 30 diagnostic tests in infectious disease, oncology and transplant care are marketed for use on the Rotor-Gene® Q, a component of the modular QIAsymphony workflow. In the United States, eight FDA-approved diagnostic tests, including three companion diagnostics to guide treatment decisions in cancer, are marketed for this detection platform. • Two new QIAGEN test kits were approved by the FDA in 2017 for use on QIAsymphony instruments: the ipsogen JAK2 RGQ PCR Kit, a qualitative test for the detection of an important genetic variant in blood cancers; and the artus CMV QS- RGQ MDx kit, to monitor solid organ transplant patients for cytomegalovirus (CMV), a common infection that can be life- threatening in vulnerable patients. 6

• The QIAsymphony system's sample processing module, QIAsymphony SP, is a market-leading “front end” automated solution for downstream molecular testing. The growth of next-generation sequencing has highlighted the critical need of laboratories for reliable, automated processing of samples, including liquid biopsies. QIAsymphony SP automates the processing of nucleic acids for analysis with the GeneReader NGS System or other sequencers. Leadership in differentiated core technologies continuing to drive growth: • As a world leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continued to expand its offerings in 2017 with differentiated solutions for front-end challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our strategic focus is on rapidly growing applications in research and clinical diagnostics, such as handling microbiome samples, where we have an estimated 75% market share. • Innovation in “liquid biopsy” technologies is increasingly enabling QIAGEN customers to unlock molecular insights from blood or other fluids as a non-invasive alternatives to surgical biopsies. Our solutions based on several different technologies for isolation and stabilization of nucleic acids are used in an estimated 80% of liquid biopsy testing. • Partnering with leading providers of molecular testing services, QIAGEN continues to incorporate its differentiated solutions in liquid biopsy testing. In 2017, for example, QIAGEN’s PAXgene® Blood ccfDNA Tube was adopted by Clinical Genomics for sample collection with its assay to monitor patients for recurrence of colorectal cancer. • To facilitate the growing trend toward liquid biopsies for routine use in clinical testing, QIAGEN joined CANCER-ID, a public-private consortium working to establish standard protocols and clinical validation for blood-based biomarkers in lung and breast cancer. QIAGEN is helping create standardized methods and Sample to Insight workflows. • QIAGEN launched a Custom Solutions business in 2017 to serve life science and molecular diagnostics customers with the tools and expertise to quickly build and commercialize products that meet unique workflow requirements. The new unit offers custom and OEM sample technologies, oligo and enzyme product options for PCR, qPCR and NGS product development, as well as a range of other platform technologies. • In forensics, QIAGEN’s long-standing leadership in developing international standards of quality for products to collect and test samples for human identification gained support in 2017 with third-party certification that QIAGEN meets state- of-the-art requirements for forensics supply chain and manufacturing (ISO18385:2016). Industry-leading bioinformatics turning raw genomic data into valuable insights: • QIAGEN’s broad offering of content-enabled bioinformatics software continues to grow both as a standalone franchise and as a driver integrated into QIAGEN’s Sample to Insight workflows. Our bioinformatics turn vast amounts of genomic data into actionable insights for customers, addressing a critical bottleneck in next-generation sequencing, especially for clinical research and diagnostics. Studies by leading institutions often use solutions such as QIAGEN Clinical Insight (QCI) or CLC Genomics Workbench to analyze and interpret genomic data. QIAGEN pursues collaborations across the genomics and bioinformatics community to offer customers the richest access possible to insights for research and diagnostics. • In January 2017, QIAGEN acquired OmicSoft Corporation to expand its solutions and enable scientists to visualize and mine large institutional and publicly available “omics” datasets, in addition to the expertly curated, literature-based datasets marketed by QIAGEN. Its OmicSoft solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other sequencing insights. • In October 2017, QIAGEN partnered with CENTOGENE AG, a leader in testing for rare diseases and hereditary disorders, to provide customers of both companies with more complete insights. QIAGEN integrated CENTOGENE’s rare disease variant database into its bioinformatics offerings for genomic interpretation, while CENTOGENE licensed QIAGEN's bioinformatics solutions for use in its diagnostic testing services for rare diseases. • Advancing the potential of precision medicine for the diagnosis and treatment of cancer, in November 2017 we launched enhancements in our QIAGEN Clinical Insight (QCI) bioinformatics software to automate guidelines published by leading oncology and pathology groups for the use of next-generation sequencing in genetic profiling of cancers. QIAGEN’s QCI- Interpret software integrates the consensus AMP/ASCO/CAP standards with our comprehensive biomedical knowledge base to guide the selection of treatments based on findings from each patient’s genomic testing and diagnosis. • Also in November 2017, a collaboration in women’s health with Counsyl, a company based in California, demonstrated the value of QIAGEN Clinical Insight for interpretation of results from prenatal testing and hereditary disease screening. Counsyl reported that using QCI for interpreting and scoring genetic variants reduced search time for literature references by 75%, while maintaining accuracy. Targeted action increasing returns to shareholders • In 2017, QIAGEN fulfilled its commitment to return $300 million to shareholders through share repurchase transactions, 7 including the return of $245 million through a synthetic share repurchase in January 2017 and the open-market repurchase of 1.9 million shares on the Frankfurt Stock Exchange for approximately $60 million in September 2017. Reaffirming its commitment to a disciplined approach to capital allocation, QIAGEN announced a new commitment to return $200 million to shareholders beginning in 2018 via open-market repurchases. Shares will be repurchased on the Frankfurt Stock Exchange. • In 2017, QIAGEN continued to execute previously announced restructuring actions to improve efficiency and profitability, while supporting momentum in sales growth. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. In 2017, we launched a shared service center for administrative functions in the Philippines, expanding on the efficiencies and complementing the geographic footprint of our first shared service center in Poland. A pre-tax restructuring charge of $19.8 million ($0.06 per share after taxes) was recorded in 2017 for these changes. In addition, following enactment of the new U.S. tax law in December 2017, QIAGEN announced restructuring initiatives to mitigate some of its impacts, resulting in a pre-tax restructuring charge of $13.8 million ($0.04 per share after taxes) in the fourth quarter. Operating results in 2017 show the benefits in cost reduction and profitability, and targeted actions are continuing into 2018. • In a review aimed at freeing resources to focus on high-growth market opportunities, QIAGEN took steps in late 2017 to streamline its product portfolio in China, the company's second-largest market, by discontinuing the commercialization of some non-core PCR tests and externalizing the HPV test (cervical cancer screening) franchise to a third-party company in China. A partnership became effective in January 2018 with a Chinese company that has absorbed R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN has become a minority shareholder of this company. QIAGEN China will focus additional resources on QuantiFERON-TB, the new MAQGEN China joint venture with Maccura for the GeneReader NGS System, and the life sciences portfolio. Our Products QIAGEN's leadership in Sample to Insight solutions for molecular testing leverages our position across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay “kits”), as well as instruments and automation systems. Our bioinformatics solutions connect laboratory workflows and process genomic data, reporting relevant insights to enable scientists or clinicians to decide on further action. These diverse revenue streams can be seen in two main categories: consumables and related revenue, and automation platforms and instruments. Consumables and related revenues Consumables Consumable products, accounting for approximately 79%-80% of net sales, typically include sample technologies to extract and purify molecules of interest from biological samples and assay technologies that make information from these samples available for analysis and interpretation. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and a manual of protocols and background information. Reliability, standardization, ease of use and cost- effectiveness are keys to the success of molecular testing products. QIAGEN’s sample technologies ensure that each biological sample is processed in a highly reproducible, standardized method with the highest quality. A broad range of kits support applications such as plasmid DNA purification, RNA purification and stabilization, genomic and viral nucleic acid purification, DNA cleanup after PCR and sequencing, target enrichment, and library preparation for sequencing. We continue to expand our portfolio for applications such as preparing DNA and RNA from minimally-invasive liquid biopsies for cancer and processing difficult samples for research into the microbiome and metagenomics. Our assay technologies contain all the needed reagents to enable customers to target molecules of interest for detection on platforms supporting PCR, NGS or multimodal analysis. Each assay kit is sufficient to support a number of applications, varying from a single application to kits containing more than 1,000 applications each. Applications include open, general- purpose PCR reagents, as well as kits for the detection of viral or bacterial pathogens and parasites, pharmacogenomic testing and genotyping. In PCR, examples are our therascreen family of companion diagnostics, artus line for profiling infectious diseases, and investigator assays for forensics and human identification. A growing portfolio of Digital NGS panels enable sequencing to target DNA or RNA variants for clinical research in cancer or other diseases. Related revenues Related revenues, accounting for approximately 7%-8% of our net sales, include bioinformatics solutions, sold as freestanding software or cloud-based solutions and also integrated into many QIAGEN consumables and instruments for seamless Sample to Insight workflows. Examples of our bioinformatics solutions: 8

Ingenuity Variant Analysis, a powerful cloud-based platform tapping into the QIAGEN Knowledge Base, interprets data from NGS analysis to efficiently filter genetic variants and interpret links to diseases. QIAGEN Clinical Insight, a unique evidence-based decision support solution, draws on the QIAGEN Knowledge Base to deliver clinically relevant insights from complex genomic variants identified in NGS. CLC Genomics Workbench incorporates cutting-edge technology and algorithms to overcome challenges face by scientists in analyzing and visualizing data from all major NGS platforms. GeneGlobe, a web-based portal, enables researchers to search and select gene- and pathway-specific solutions from approximately 25 million pre-designed and custom PCR assay kits, NGS panels and other products. Related revenues also include royalties, milestone payments from co-development agreements with pharmaceutical companies, payments from technology licenses and patent sales, and custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. Automation platforms and instruments Our instrumentation systems, contributing approximately 12%-13% of net sales together with related services and contracts, automate the use of consumables into efficient workflows for a broad range of laboratory needs. QIAGEN platforms are designed to carry our customers from Sample to Insight - handling and preparation of biological samples, analysis using sequencing technologies, and interpretation that delivers valuable insights. These instruments enable laboratories to perform reliable and reproducible processes, including nucleic acid sample preparation, assay setup, target detection, and interpretation of genomic information. Often several of these instruments are integrated into end-to-end workflows. Among the automation platforms that contribute to QIAGEN’s business: QIAsymphony is a user-friendly automation system that is driving a new era of integrated workflow, making molecular testing more efficient and helping disseminate standardized, clinically proven molecular diagnostics. The platform includes three modules - QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and Rotor-Gene Q, our rotary real-time PCR cycler system, which makes sequences of DNA and RNA visible through amplification and quantifiable. The fully integrated system with all three modules is QIAsymphony RGQ. In 2017, our installed base surpassed 2,000 QIAsymphony systems worldwide, serving in a wide variety of laboratories and applications. The platform offers many features to enhance workflows, such as continuous loading, random access and the ability to process an almost unlimited range of sample types. QIAsymphony has the broadest content menu in its category in Europe and other markets, and QIAGEN is developing more regulator-approved assays to add value for customers. GeneReader NGS System, introduced in late 2015, continues to gain acceptance as the first complete Sample to Insight next-generation sequencing (NGS) solution designed for any laboratory to deliver actionable results. This end-to-end platform provides a simpler, more cost-effective way for basic and translational research to take advantage of NGS technology and improve outcomes. The GeneReader workflow offers the flexibility of scalable batch sizes and continuous loading of multiple flow cells, and customers can create relevant reports using QIAGEN's proven gene panels and bioinformatics solutions. In 2017, we continued to enhance performance and added new content, including QIAact panels for deep analysis of lung, breast and ovarian cancers, as well as customized panels for users' specific needs. GeneReader's digital sequencing integrates seamlessly with QIAGEN bioinformatics solutions for interpretation. QIAcube robotic workstations provide highly versatile solutions for automated sample processing, with novel technologies for purification of DNA, RNA and proteins, saving laboratory staff time and enabling standardized results in analysis using PCR or NGS. QIAxcel replaces traditional slab-gel analysis, eliminating time-consuming nucleic acid separation methods in low- to high-throughput labs and offering unprecedented sensitivity and time-to-results for analysis of DNA fragments and RNA. QIAgility is a compact benchtop instrument that enables rapid, high-precision PCR setup supporting almost all tube and plate formats, as well as Rotor-Discs for the Rotor-Gene Q. ESEQuant portable, battery-operated instruments enable optical measurement for Point of Need molecular testing in physician practices, emergency rooms, remote areas, and other settings with limited or delayed access to laboratories. Customers With a growing portfolio of innovative products for molecular testing, QIAGEN has built deep customer relationships across the entire value chain of the life sciences. Discoveries often surface in universities and research institutes and are published, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We serve the needs of four major customer classes: 9

• Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices • Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing • Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts • Academia - researchers exploring the secrets of life such as disease mechanisms and pathways, in some cases translating findings into drug targets or other products Molecular Diagnostics The ability of advanced diagnostic technologies to unlock molecular information for patients is changing the practice of medicine, creating a large and growing market for nucleic acid sample preparation, assay technologies and bioinformatics in clinical care. Dissemination of PCR and other amplification technologies has brought molecular diagnostics into routine use in healthcare around the world, and next-generation sequencing is rapidly disseminating, further transforming healthcare. Technologies for molecular diagnostics enable clinicians and labs to identify and profile microorganisms, cancer cells, bacteria and viruses by detecting specific nucleic acid sequences or characterizing newly discovered genomic sequences related to diseases. Commercial applications are multiplying as researchers identify new biological markers for disease and develop novel technologies to decipher these diagnostic clues. The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2017, including about $3-4 billion potentially addressable with QIAGEN's product portfolio. Molecular diagnostics is the most dynamic segment of the global in vitro diagnostics market and is growing at a compound annual rate estimated in the high single-digits or low double-digits. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities. In QIAGEN’s robustly growing Molecular Diagnostics business we focus on three priorities for fighting disease: • Oncology - accurately diagnosing cancer, enabling prevention or early detection, and guiding selection of therapies with individualized molecular insights. QIAGEN offers a broad portfolio of companion diagnostic kits and panels to detect mutations of genes such as KRAS, EGFR, BRAF, BRCA1/2 and others that influence the efficacy and safety of medicines. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer. • Infectious diseases - detecting and differentiating a broad range of viral and bacterial infections, including diseases such as HIV, hepatitis, influenza and healthcare-associated infections. Use of molecular testing to differentiate among pathogens can be useful in guiding treatment, such as selection of antibiotic or antiviral therapies. • Immune monitoring - using advanced technologies that detect immune-system markers as a preventive strategy, such as screening patients for latent TB infection to guard against active TB disease, as well as for monitoring immune function, such as in transplantation patients. QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare. Success in Molecular Diagnostics depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool, on automated systems that process these samples reliably and efficiently, often handling hundreds of samples concurrently. Other success factors are the range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and reliability and standardization of lab procedures. The immune monitoring portfolio, using sensitive QuantiFERON technology, accurately detects infection and measures immune response in patients. Our lead products in this field, QuantiFERON-TB Gold and QuantiFERON-TB Gold Plus, are used in tuberculosis (TB) control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, such as close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion. QIAGEN's oncology test portfolio includes a broad range of Personalized Healthcare technologies and biomarkers, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR and JAK2, as well as comprehensive gene panels for research applications in next-generation sequencing. In 2017, we launched the ipsogen JAK2 RGQ PCR Kit in the United States for use in blood cancers. In Europe, we already offer a market-leading portfolio of ipsogen assays for common and rare leukemia types. The U.S. approval for our therascreen EGFR RGQ PCR Kit was expanded in early 2018 for use as a companion diagnostic to diagnose additional EGFR gene mutations in metastatic non-small cell lung cancer (NSCLC). 10

QIAGEN also offers an extensive range of kits for diagnosing infectious diseases, and we are expanding this portfolio by seeking regulatory approvals of new tests in additional markets. QIAGEN is the global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our “gold standard” digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, QIAGEN remains a market leader although vigorous price competition has reduced that business to about 2% of total sales. A key success factor for our growth in Molecular Diagnostics is enabling laboratories to efficiently use our assay technologies on QIAGEN automation platforms. Our flagship PCR platform is QIAsymphony, based on its flexibility and unique capabilities. We offer broad portfolios of companion diagnostics and infectious disease tests running on the QIAsymphony system. We also are developing companion diagnostics for our GeneReader NGS System and Modaplex platform. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We market assays directly via QIAGEN sales channels, and selected assays through major diagnostic partners or other companies to broaden the distribution of our products. Applied Testing Use of molecular technologies is expanding in more areas of life as industry and government organizations apply standardized Sample to Insight solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research - such as human identification and forensics, food and environmental safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. QIAGEN has developed relationships with diverse molecular testing laboratories and continually innovates to meet their needs. In 2017, QIAGEN helped the International Commission on Missing Persons launch a cutting-edge next-generation sequencing lab for forensic DNA identification, deploying the GeneReader NGS System and other solutions. We are a leader in standardizing solutions for reliable forensic testing, and in 2017 we received international certification for manufacturing human ID products. In environmental research, QIAGEN’s solutions for metagenomics are increasingly used in studies of microbiomes and their effect on health. Pharma QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN's bioinformatics solutions also are widely used to guide pharmaceutical research. We have built a position as the preferred partner for pharmaceutical and biotech companies to co-develop companion diagnostics paired with targeted drugs. A wave of newly discovered biomarkers and molecular tests indicating the likely efficacy and safety of associated drugs is now transforming the treatment of cancer and other diseases. In 2017, we surpassed 25 master collaboration agreements with Pharma, each enabling multiple co-development projects. These alliances have created a rich pipeline of molecular tests that can move, along with the drugs, through clinical trials and regulatory approvals for marketing to healthcare providers. Several new companion diagnostics are currently in the registration process. In addition to our broad portfolio of molecular technologies, QIAGEN offers Pharma partners a full infrastructure for co- development programs, intellectual property on platforms and content, extensive regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies. Academia QIAGEN provides Sample to Insight solutions to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods or create their own in-house technologies, QIAGEN has focused on enabling labs to replace time-consuming traditional methods and internal development efforts with reliable, fast, highly reproducible, and high-quality technologies. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets needed for a researcher's study. As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics, Pharma and Applied Testing customer classes. Research in university settings often helps in development of technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN solutions. Global Presence by Category of Activity and Geographic Market 11

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2017	2016	2015
Net Sales			
Consumables and related revenues	$ **1,242,715**	$ 1,166,131	$ 1,114,580
Instrumentation	**174,821**	171,860	166,406
Total	$ **1,417,536**	$ 1,337,991	$ 1,280,986

Geographical Information

QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2017	2016	2015
Net Sales			
Americas:			
United States	$ **579,906**	$ 555,676	$ 525,532
Other Americas	**73,478**	71,797	79,578
Total Americas	**653,384**	627,473	605,110
Europe, Middle East and Africa	**462,980**	428,055	409,955
Asia Pacific and Rest of World	**301,172**	282,463	265,921
Total	$ **1,417,536**	$ 1,337,991	$ 1,280,986

QIAGEN has built an increasing presence in key emerging markets as a growth strategy. In 2017, the top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales.

Research and Development

We are committed to expanding our global leadership in Sample to Insight solutions for molecular testing in healthcare and the life sciences. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of clinicians and scientists in key geographic markets.

Innovation at QIAGEN follows parallel paths:

- Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of these novel molecular technologies.
- Expanding our broad portfolio of novel “content” - including assays to detect and measure biomarkers for disease or genetic identification.
- Integrating bioinformatics with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.

As a percentage of sales, our research and development investments are among the highest in our industry. Almost 1,000 employees in research and development work in QIAGEN centers of excellence on three continents.

Strengthening our leadership in the automation of laboratories is a key to driving dissemination of molecular testing in healthcare and other fields, as well as generating increased demand for our consumable products. We continue to expand the applications of our modular QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAGEN also is rolling out a range of performance enhancements and expansions for our GeneReader NGS System to add value by addressing new applications and improving output and connectivity within labs.

We are commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide personalized medicine in cancer and other diseases, and a range of other targets. Our development program generates commercial launches of tests that add value to our QIAsymphony and GeneReader NGS platforms. In 2017, we launched novel infectious disease tests and companion diagnostics for QIAsymphony, as well as additional QIAact panels for deep analysis of lung, breast and ovarian cancers using the GeneReader NGS System. In Applied Testing, we continue to

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develop new content for human identification and environmental applications. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. Our bioinformatics teams are developing new software solutions and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of data from next- generation sequencing. In addition, we are integrating these digital technologies with instruments and molecular content to provide our customers seamless Sample to Insight workflows. Sales and Marketing We market our products in more than 130 countries, mainly through subsidiaries in markets that we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and provide direct support to customers. Key accounts are overseen by business managers to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers. Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our “omni-channel” approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. – and to optimize investment in different customer types. QIAGEN has initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our website makes ordering easy with a fully searchable online product catalog and ordering. The site can be viewed in Chinese and Japanese, and contains selected information in French, German and Korean. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report. Our GeneGlobe Genes & Pathways web portal (www.geneglobe.com) is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. We have integrated GeneGlobe with our bioinformatics solutions, linking biological interpretation with ordering of relevant assays to accelerate research. QIAGEN uses a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products. We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters highlighting molecular biology applications. For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program. Seasonality Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. 13

Intellectual Property, Proprietary Rights and Licenses We have made and expect to continue to make investments in intellectual property. In 2017, our purchases of intangible assets totaled $97.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. We had 638 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property. See “Principle Risks and Uncertanties” included below for details regarding risks related to our reliance on patents and proprietary rights. Competition In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Merck KGaA (MilliporeSigma business) and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use. We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Merck KGaA (MilliporeSigma business) and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use. Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic assays include Roche Diagnostics, Thermo Fisher, Abbott, and Danaher. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement. We do not believe our competitors typically have the same comprehensive approach to sample to insight solutions as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing. Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive. Suppliers 14

As part of our supplier assessment procedures, we evaluate on a monthly basis the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. Government Regulations We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products. European Union Regulations In the European Union, in vitro diagnostic medical devices (IVDs) are regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers. IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking. Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On May 25, 2017, the European Commission (EC) enacted new EU regulations for medical devices and IVDs that impose additional legal regulatory requirements on MD/IVDs used in the EU. These new regulations will come into full effect after a 5- year transition period. All products will require approval under the new law and no grandfathering of existing approvals will be allowed. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition. It is anticipated that it will be late in 2019 before the infrastructure is established to begin the new approvals process. U.S. Regulations In the United States, in vitro diagnostic kits are subject to regulation by the FDA as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. In Vitro Diagnostics The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some Lab Developed Tests (LDTs). The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee, that is subject to frequent adjustment, to the FDA is usually required when a 15

510(k) notice or premarket approval application is submitted. 510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a premarket approval application (PMA) was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA continues to reevaluate the 510(k) review process, and we cannot predict what if any changes will occur. Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed. Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution. Regulation of Companion Diagnostic Devices If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device, or IVD. IVDs are regulated by the FDA as medical devices. The FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously. It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic. The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket 16 approval application, or PMA. We expect that any IVD companion diagnostic device developed for use with our drug candidates will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted. The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required. The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements. PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will send the applicant a not approvable letter or an order denying approval. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. After approval, the use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product. In addition, a diagnostic test that was approved through the PMA process or one that was cleared through the 510(k) process and placed on the market will be subject to many of the same regulatory requirements that apply to approved drugs. The FDA has approved a number of drug/ diagnostic device companions in accordance with the Guidance. In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the hc2, QuantiFERON, and therascreen products. We established a task force to ensure that the deadline was met but this will place additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products are required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by the September 2014 and 2016 deadlines and we continue to work to ensure that we will be able to meet the remaining deadlines. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now required to be confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA. Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use. The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the 17

Food and Drug Administration (FDA or the Agency). On June 6, 2017, Scott Gottlieb, M.D., Commissioner of Food and Drugs, reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment. HIPAA and Other Privacy and Security Laws Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured in accordance with HIPAA standards, such as by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. In the ordinary course, HIPAA does not apply to us directly, but if we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization. We are subject to enforcement by state attorneys general who have authority to enforce state data privacy or security laws. Accordingly, we maintain an active privacy and data security program designed to address applicable regulatory compliance requirements. Almost all states have adopted data breach notification laws relating to the “personal information” of its residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. There is significant variability under these laws, but most require notification to affected individuals (and some require notification to the government) in the event of breach. Other laws of some states require that that we comply with data security obligations. These laws may apply to us when we receive or maintain personal information regarding individuals, including our employees. The Genetic Information Nondiscrimination Act of 2008, also referred to as GINA, is a federal law that protects individuals from discrimination in the health insurance and employment contexts because of DNA characteristics that may affect their health. GINA prohibits covered employers from requesting, obtaining, or using employees’ genetic information (subject to limited exceptions), and prohibits covered health insurers from requesting genetic information or using any such information they may already have for purposes of making eligibility, premium, or coverage-related decisions. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated, for example, there are non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. Currently, we are implementing the requirements set forth by the GDPR, which is set to take effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Compliance with Fraud and Abuse Laws 18

We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Anti-Kickback Statute The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce: • The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or • purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated. The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti- Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies. We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute. Other Fraud and Abuse Laws The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions. The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion 19 from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years. In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities. Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents. Environment, Health and Safety We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. Other Country Specific Requirements In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape. Reimbursement United States In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and, in certain circumstances, hospitals, referring laboratories or the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023. 20

We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payers. As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors. The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test. While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location. CMS reimbursement rates for clinical diagnostic tests are defined by HCPS code in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS. Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of an illness or injury. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS, the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis. 21

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment for diagnostic tests furnished to Medicare beneficiaries in outpatient settings is based on the CLF, under which a payment amount is assigned to each covered CPT code, or through the Outpatient Prospective Payment System (OPPS), which is the outpatient equivalent of the DRG model. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state. European Union In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country. Conflict Minerals Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our most recent Conflict Minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the Securities Exchange Commission as required. Organizational Structure QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Note 28 of the Consolidated Financial Statements. Description of Property Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our facilities for software development are located in the United States, Germany, Poland and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $90.1 million, $74.5 million and $97.8 million for 2017, 2016 and 2015, respectively. We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown, Maryland. These facilities operate in accordance with cGMP requirements. The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system. Our facilities in Hilden, Germany, currently occupy a total of approximately 781,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our most recent expansion to these facilities was in 2017 and included approximately 4,400 square feet of additional office and warehouse space. Our production capacity is increased 22 through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. In 2015, we completed expansion of our research and production facilities in Hilden, Germany and renovations of administrative facilities in Germantown, Maryland. We lease a facility in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations. We also lease facilities in Massachusetts with 32,400 square feet in Waltham for NGS system development and 39,100 square feet in Beverly for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet and Cary, North Carolina with 10,900 square feet focused on bioinformatics. Additionally, we lease smaller facilities in Shenzhen, China and Manchester, United Kingdom for manufacturing, warehousing, distribution and research operations and have shared service centers which lease facilities in Wroclaw, Poland and Manila, Philippines. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands. We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations. Operating and Financial Review and Prospects for the Period from January 1, 2017 to December 31, 2017 Results of Operations, Financial Position Results of Operations Overview We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost- effective molecular testing workflows. We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes: • Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing • Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing • Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts • Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2017, we employed approximately 4,700 people in more than 35 locations worldwide. Recent Acquisitions We have made a number of strategic acquisitions and implemented other strategic transactions since 2015, targeting innovative technologies and aiming to achieve market-leading positions in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include: • In early 2018, QIAGEN entered into a purchase agreement to acquire STAT-Dx, a privately-held company developing advanced multiplex diagnostics for widespread syndromes such as serious respiratory or gastrointestinal infections. Subject to successful completion of defined development activities by STAT-Dx, QIAGEN has agreed to acquire all shares of STAT-Dx for approximately $147 million in cash and additional payments of up to about $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in the second quarter of 2018 and funded from existing cash reserves. The transaction will expand QIAGEN's instrument and consumables portfolio by adding a novel CE-IVD marked system, to be branded as QIAstat-Dx, enabling Sample to 23

Insight processing of up to 48 molecular targets with cost-efficient, easy-to-use assays. The first two QIAstat-Dx tests, extensive respiratory and gastrointestinal panels, are expected to be launched in Europe and other markets in the second half of 2018, and in the U.S. following expected regulatory approval in 2019.

- QIAGEN entered into a joint venture in May 2017 with Maccura Biotechnology Co., Ltd., a leading in vitro diagnostics company in China, to accelerate the growth of QIAGEN's GeneReader NGS System. Known as MAQGEN China and based in Chengdu, Sichuan Province, the venture will develop local adaptations, pursue regulatory paths for the GeneReader and leverage Maccura's broad customer network to expand the system's adoption in laboratories across China. Maccura owns 60% of the joint venture and QIAGEN owns 40%. QIAGEN's own operations in China continue as a stand-alone company, focusing on our other products and services for customers such as QuantiFERON-TB and the Life Sciences portfolio.
- QIAGEN took steps in late 2017 to streamline its product portfolio and focus on growth areas by discontinuing commercialization of some non-core PCR tests and externalizing the HPV test franchise for cervical cancer screening in China to a third-party company. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN is a minority shareholder of this company.
- In January 2017, QIAGEN acquired OmicSoft Corporation, a privately held company based in the Research Triangle area of North Carolina, to expand our industry-leading bioinformatics offering with complementary solutions enabling scientists to visualize and mine large institutional and publicly available "omics" datasets. The OmicSoft software solutions meet a growing need in discovery and translational research to access and manage huge amounts of data on DNA, RNA and other biological variables generated by next-generation sequencing studies.
- In 2016, QIAGEN acquired Exiqon A/S, a publicly traded company based in Vedbaek, Denmark, expanding our leadership position in Sample to Insight solutions for RNA analysis. Exiqon's RNA analysis solutions, with proprietary Locked Nucleic Acid (LNA) technology, are used by academic, biotech and pharmaceutical researchers worldwide to explore correlations between gene activity and the development of cancer and other diseases. In two steps during 2016, we paid a total of $100.7 million for 100% of the shares of Exiqon. In 2017, Exiqon's product offering was fully integrated into QIAGEN, providing customers of both companies ready access to the combined portfolio of solutions.

Our financial results include the contributions of recent acquisitions and the QIAGEN Marseille spin-off from their effective dates, as well as costs related to the transactions and integration of the acquired companies, such as the relocation and closure of certain facilities.

We determined that we operate as one business segment in accordance with IFRS 8, *Operating Segments*. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2017, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

Year Ended December 31, 2017, Compared to 2016

Net Sales

In 2017, net sales grew 6% to $1.42 billion compared to $1.34 billion in 2016 with organic business expansion contributing four percentage points to total sales growth with two percentage points of additional growth from the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies, and the January 2017 acquisition of OmicSoft Corporation, a software provider unlocking valuable insights from large "omics" datasets. Sales growth of 6% includes an adverse impact of one percentage point related to growth of non-core PCR tests and the China HPV franchise, which beginning in January 2018 have either been discontinued or externalized through a partnership with a Chinese company which has taken over the commercial distribution of the HPV test franchise in China. All regions and customer classes supported higher sales of consumables and related revenues (+7% / 88% of sales) and instruments (+2% / 12% of sales).

Net sales by geographic region

	Full-year 2017		
	Sales (In $ m)	**% change**	**% of sales**
Americas	$653	+4%	46%
Europe / Middle East / Africa	$463	+8%	33%
Asia-Pacific / Japan	$299	+7%	21%

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Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($234 million, +12%, 16% of sales)
FY 2017: Rest of world represented less than 1% of net sales.

Geographic regions: Europe / Middle East / Africa led the geographic performance with 8% growth in 2017, including adverse currency movements of one percentage point of sales growth, and benefited from gains in Germany, Italy and Turkey. The Asia-Pacific / Japan region advanced 7%, due partially to strong performance in South Korea and India, which more than offset lower sales in Japan. Excluding the business portfolio change in China, the Asia-Pacific / Japan region experienced 13% growth, including one percentage point of favorable currency movements. The Americas advanced at a 5% pace, excluding U.S. HPV test sales, on higher sales of QuantiFERON-TB tests and improved conditions among Life Science customers. Excluding adverse currency movements of one percentage point, the top seven emerging markets expanded 12%, with key contributions from Turkey, South Korea, India and Brazil.

Customer classes: An overview of performance in QIAGEN's four customer classes:

Net sales by product category and customer class

	Full-year 2017		
	Sales (In $ m)	**% change**	**% of sales**
Consumables and related revenues	$1,243	+7%	88%
Instruments	$175	+2%	12%
Molecular Diagnostics(1)	$683	+5%	48%
Applied Testing	$137	+14%	10%
Pharma	$275	+7%	19%
Academia	$323	+4%	23%

(1) Includes companion diagnostic co-development revenues ($43 million, +32%) and U.S. HPV sales ($28 million, -16%, 2% of sales).

Molecular Diagnostics, which contributed approximately 48% of net sales, expanded 5% in 2017, after being reduced by adverse currency movements of one percentage point. The core portfolio delivered approximately 7% growth before adverse currency movements and the ongoing decline in sales of U.S. HPV test products (-16% / 2% of sales). Sales of consumables used on the QIAsymphony automation platform also grew at a solid pace for the full year, as QIAGEN exceeded its goal for new QIAsymphony placements in 2017. Sales growth of 5% includes an adverse impact of 1% related to the China HPV franchise, which beginning in January 2018 has been externalized through a partnership with a Chinese company.

Applied Testing represented approximately 10% of net sales and grew 14% in 2017 compared to 2016, with negligible favorable currency movements. Applied Testing advanced for instruments as well as consumables and related revenues, in part due to gains in the human identification / forensics portfolio.

Pharma experienced 7% sales growth in 2017 compared to 2016 and provided 19% of net sales, with negligible adverse currency movements. Pharma grew in consumables and related revenues that more than offset weaker instruments growth during the course of the year.

Academia represented approximately 23% of net sales and rose 4% in 2017 compared to 2016, with modestly favorable currency movements. Academia advanced on consumables and related revenues, while the EMEA and Asia Pacific / Japan regions showed growth during 2017.

Gross Profit

Gross profit was $912.6 million, or 64% of net sales, in 2017, compared with $834.0 million, or 62% of net sales, in 2016. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, gross profit in 2017 was impacted by $4.4 million in restructuring charges while 2016 was impacted by restructuring charges of $13.0 million. Additionally, during 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. production site in Germantown, Maryland.

Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales

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decreased to $72.7 million in 2017 from $80.1 million in 2016 reflecting the end of the amortization period of intangibles acquired in 2007. Acquisition-related intangible amortization may increase in the future should we make further acquisitions. Research and Development Research and development expenses increased by 1% to $146.0 million (10% of net sales) in 2017, compared to $144.2 million (11% of net sales) in 2016. The increase in research and development costs during 2017 reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of Exiqon in 2016 and OmicSoft in 2017 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts. Sales and Marketing Sales and marketing expenses were $415.0 million (29% of net sales) in 2017 from $415.4 million (31% of net sales) in 2016. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. During 2017, amortization expense on acquisition-related intangibles within operating expense increased to $39.4 million, compared to $39.1 million in 2016. We expect acquisition- related intangible amortization will increase as a result of our future acquisitions. We experienced efficiencies due to a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. These incremental savings were slightly offset by higher compensation costs including share based compensation expense when compared to the prior period due to reassessment of stock units with performance criteria. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. Further, looking forward we expect a lower cost base following the realignment of marketing activities as part of the 2016 restructuring project. General and Administrative, Restructuring, Integration and Other General and administrative, restructuring, integration and other costs increased by 7% to $193.6 million (14% of net sales) in 2017 from $180.6 million (13% of net sales) in 2016. The increase in 2017 reflects an increase in acquisition and integration costs which totaled $68.9 million in 2017, which included $45.3 million in costs from acquisition related legal settlements partially offset by $3.3 million gains recorded from the reduction in the fair value of contingent consideration following unmet milestones, as compared to $31.1 million in 2016, of which $6.3 million related to the transaction costs incurred in connection with the acquisition of Exiqon A/S. Acquisition and integration related costs in 2016 are net of $5.0 million of the total $6.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. 2016 also includes the impact of lower share based compensation costs following a reassessment of stock units with performance criteria. Restructuring costs of $22.6 million were lower in 2017 compared to $56.2 million in 2016 related to internal activities, including severance and retention costs as discussed fully in Note 6. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional restructuring and business integration costs in 2018. Over time, we believe the restructuring and integration activities will reduce expenses as we improve efficiency in operations. Financial Income (Expense) For the year ended December 31, 2017, financial income increased to $10.6 million from $6.8 million in 2016. Financial income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 24 in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions. Financial expense increased to $49.7 million in 2017, compared to $39.0 million in 2016. Financial expense primarily relates to debt, discussed in Note 15 in the accompanying consolidated financial statements. QIAGEN N.V.'s presentation currency is the U.S. dollar, and most of our subsidiaries' functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders' equity at historical rates. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income. For the year ended December 31, 2017, we recorded net losses on foreign currency of $3.3 million compared to less than $0.1 million in 2016 due to foreign currency rate fluctuations. 26

Gains from investments accounted for by the equity method in 2017, was $3.2 million compares to losses of $5.1 million during the year December 31, 2016. Losses in 2016 included an $8.3 million impairment of an equity-method investment as part of the 2016 restructuring program discussed in Note 6. Other Financial Income (Expense), net Other financial income, net was $39.4 million for the year ended December 31, 2017 and includes a gain of $40.8 million recorded related to the fair value change in the Warrants discussed in Note 24. Additionally, gains of $37.4 million related to the change in the fair value of the Call Options mostly offset by $36.7 million loss related to the embedded cash conversion option as discussed in Note 24 were recorded in 2017 as well as a loss $2.2 million related to the change in fair value of interest rate derivatives. Other financial expense, net was 19.4 million for the year ended 2016 and includes a $2.6 million charge for the disposal of goodwill following the transfer of the research and development activities of our instrumentation business as part of the 2016 restructuring program discussed in Note 6. Provision for Income Taxes Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. In 2017 and 2016, our effective tax rates were 57.1% and (48.6)%, respectively. The comparison is impacted by pre-tax book income which was higher in 2017 at $157.2 million compared to $33.1 million in 2016. Pretax book income was lower in 2016 primarily due to charges incurred in connection with the restructuring program initiated in the fourth quarter of 2016. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. During 2017, the 57.1% reflects the impacts of the U.S. tax reform. Because of the tax reform, we revalued our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21%. The deferred tax asset related to U.S. interest carry forwards has been reduced from $60.8 million to zero. Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be utilized. During 2017, we increased accruals for tax contingencies by $22.1 million, primarily related to ongoing income tax audits. In 2017, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate. In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Principle Risks and Uncertainties. Liquidity and Capital Resources To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2017 and 2016, we had cash and cash equivalents of $657.7 million and $439.2 million, respectively. We also had current available-for-sale assets of $359.2 million at December 31, 2017. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2017, cash and cash equivalents had increased by $218.5 million from December 31, 2016, primarily as a result of cash provided by operating activities of $294.8 million and cash provided by financing activities of $387.2 million, partially offset cash used in investing activities of $472.3 million. As of December 31, 2017 and 2016, we had working capital of $1.304 billion and $707.6 million, respectively. Operating Activities. For the years ended December 31, 2017and 2016, we generated net cash from operating activities of $294.8 million and $348.1 million, respectively. While net income was $67.4 million in 2017, non-cash components in income included $226.5 million of depreciation and amortization and $5.1 million of non-cash impairments due to the impairment of cost-method investments as further discussed in Note 7. Operating cash flows include a net increase in working capital of $97.8 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity. Investing Activities. Approximately $472.3 million of cash was used in investing activities during 2017, compared to $184.7 million during 2016. Investing activities during 2017 consisted principally of $450.6 million for purchases of short-term investments, $27.2 million in cash paid for purchases of property and equipment, $20.7 million paid in connection with 27 derivative collateral arrangements as well as $97.2 million paid for intangible assets and $4.8 million paid for strategic investments in privately held companies, partially offset by $189.0 million from the sale of short-term investments. Additionally, during 2017 cash paid for acquisitions, net of cash acquired, totaled $50.5 million. Financing Activities. For the year ended December 31, 2017, cash provided by financing activities was $387.2 million compared to cash used in financing activities of $11.4 million in 2016. Financing activities during 2017 consisted primarily of $329.9 million net cash proceeds from the German private placement and $394.4 million net cash proceeds from the cash convertible offering. We used $73.6 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the call spread overlay. Additionally in 2017, we used $243.9 million for a capital repayment made to shareholders in connection with the January 2017 synthetic share buyback and repurchased QIAGEN shares of $61.0 million in connection with the fourth share repurchase program discussed in Note 17 "Equity." Cash used in other financing activities during the year ended December 31, 2017 and 2016 consisted primarily of $4.4 million and $3.1 million paid for contingent consideration, respectively, together with $4.1 million and $0.8 million paid in connection with derivative collateral arrangements, respectively. Other Factors Affecting Liquidity and Capital Resources In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 15 "Lines of Credit and Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date. Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 15 "Financial Debts." In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2017. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2017. We also have capital lease obligations, including interest, in the aggregate amount of $1.5 million, and carry $1.8 billion of long- term debt, of which no amounts are current as of December 31, 2017. In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and the 2021 Notes, collectively as the “Cash Convertible Notes” which are discussed fully in Note 15 to the consolidated financial statements. Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date. In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018 and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million, which is included in other current liabilities in the accompanying balance sheet as of December 31, 2017. In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015. In April 2016, we announced the launch of our fourth $100 million share repurchase program. In August 2016, we announced our intention to return a total amount of approximately $300 million to our shareholders by the end of 2017. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. This approach has been used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more 28 efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million or 3.7%. As discussed further in Note 17 "Equity", the capital repayment program was completed in January 2017. During the remainder of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs) to complete the total program. In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. Repurchased shares will be held in treasury in order to satisfy various obligations, which include the warrants issued in connection with the issuance of our Cash Convertible Notes and employee share-based remuneration plans. We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing. We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected. Quantitative and Qualitative Disclosures About Market Risk Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps. Interest Rate Derivatives. We are using interest rate derivatives to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. Further details of our derivative and hedging activities can be found in Note 24 to the accompanying consolidated financial statements. Interest Rate Risk At December 31, 2017, we had $657.7 million in cash and cash equivalents as well as $359.2 million in available-for-sale financial assets. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements. Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2017. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements. At December 31, 2017, we had $1.8 billion of financial debt, none of which is at a variable rate. Through the use of interest rate derivatives we have swapped $200 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A 29 hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

Our Culture

QIAGEN's culture is based on the "3I" framework that expresses the Company's culture, leadership principles and how employees are expected to act. The 3I principles are (1) Identity - reflecting our culture and the core values of passion, quality, integrity, engagement and innovation; (2) Inspire - reflecting our leadership style that transmits our values and inspires our employees, with particular focus on influence, motivation, stimulation and development; and (3) Impact - reflecting how we manage the Company and how our value-based actions make the difference, with particular focus on entrepreneurial decision-making, accountability and focus.

QIAGEN is committed to conducting business lawfully, ethically, and with high integrity. These fundamental values and principles are the undisputed key to the long-term success of our company. Our Corporate Code of Conduct and Ethics, which is available in 11 languages and which is accompanied by a number of specific corporate compliance policies, translates the legal, regulatory and ethical requirements which apply to our business into clear, precise and understandable guidelines for our employees. These policies, as the QIAGEN Anti-Corruption Policy, are collected in a Global Policy Manual which is physically provided to all employees worldwide. Each employee must acknowledge the acceptance and understanding of the policies included in the Global Policy Manual. Compliance awareness of our employees in all areas of the world is further increased by a global training program.

Employees

As of December 31, 2017, we employed 4,688 individuals, of which 20% worked in research and development, 40% in sales, 23% in production/logistics, 6% in marketing and 11% in administration

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	218	592	279	66	90	1,245
Europe, Middle East & Africa	691	718	679	154	325	2,567
Asia Pacific & Rest of World	44	575	123	58	76	876
December 31, 2017	**953**	**1,885**	**1,081**	**278**	**491**	**4,688**

At December 31, 2016 we employed 4,684 individuals. Management believes that its relations with regional labor unions and employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to

30

perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous Pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations. Workforce Diversity We have a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, we support the trend toward higher participation of women. We are committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Internally, management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take this into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN's commitment to hiring the best individuals for positions without any discrimination. The current size of the Managing Board is two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has increased the diversity of its senior leadership team and will continue to do so in the future. Compensation of Managing Board Members and Supervisory Directors Remuneration policy The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest. The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries. The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets. The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car. The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level. The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of up to 10 years. Reference is made to the additional disclosures in the Corporate Governance Report. Risk Management 31

Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls. QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis. Identified risks are subdivided into three types: • A base business risk that is specific to us or our industry and threatens our existing business; • A business growth risk that is specific to us or our industry and threatens our future business growth; and • An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies. All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes. Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards and the function of the Audit Committee of the Supervisory Board (discussed in more detail in the Corporate Governance Report of this Annual Report). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics. Risk Types Base Business Risk • Identification and monitoring of competitive business threats • Monitoring complexity of product portfolio • Monitoring dependence on key customers for single product groups • Reviewing dependence on individual production sites or suppliers • Evaluating purchasing initiatives, price controls and changes to reimbursements • Monitoring production risks, including contamination prevention, high-quality product assurance • Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration Business Growth Risk • Managing development and success of key R&D projects • Managing successful integration of acquisitions to achieve anticipated benefits Underlying Business Risk • Evaluating financial risks, including economic risks and currency rate fluctuations • Monitoring financial reporting risks, including multi-jurisdiction tax compliance • Reviewing possible asset impairment events • Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals • Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources. 32

Our continued growth is dependent on the development and success of new products. Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future. As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include: • availability, quality and price relative to competitive products; • the timing of introduction of the new product relative to competitive products; • opinions of the new product’s utility; • citation of the new product in published research; • regulatory trends and approvals; and • general trends in life sciences research, applied markets and molecular diagnostics. In the development of new products we may make significant investments in intellectual property and software. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations. Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our GeneReader NGS System for next-generation sequencing (NGS), sample and assay technologies designed either for QIAGEN instruments or for "universal" use on other platforms, and bioinformatics solutions to analyze and interpret genomic data. The speed and level of adoption of our QIAsymphony and GeneReader NGS platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of QIAsymphony and GeneReader NGS System are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony or GeneReader NGS System, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, or the GeneReader NGS System could significantly affect sales of products designed to run on these platforms. Our strategic initiative in NGS, including rollout of the GeneReader NGS System and related consumables, aims to drive the adoption of this technology in clinical research and diagnostics. This involves development and commercialization of universal pre-analytic and bioinformatics products for NGS, as well as commercialization of our proprietary GeneReader NGS workflow and related consumables. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample to Insight solutions. An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business. Our business has grown, with total net sales increasing to $1.42 billion in 2017 from $1.30 billion in 2013. We have made a series of acquisitions in recent years, including the acquisitions of OmicSoft Corporation in 2017, Exiqon A/S in 2016, MO BIO Laboratories in 2015, Enzymatics and BIOBASE in 2014, and Ingenuity and CLC bio in 2013. We intend to identify and acquire other businesses in the future, including the acquisition of STAT-Dx expected in 2018, that support our strategy to build on our global leadership position in Sample to Insight solutions. The successful integration of acquired businesses requires a significant effort and expense across all operational areas. We have also made significant investments to expand our business operations. We completed an expansion project in Germany in early 2012 and another at our facility in Germantown, Maryland, for research, production and administrative space in 2013. We completed two smaller-scale building projects in 2015. These projects increased our fixed costs, resulting in higher 33 operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase efficiency and improve customer experiences. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems and expand the geographic presence of our operations, we intend to continue to assess the need for reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations. Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses. During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the: • assimilation of new products, technologies, operations, sites and personnel; • integration and retention of fundamental personnel and technical expertise; • application for and achievement of regulatory approvals or other clearances; • diversion of resources from our existing products, business and technologies; • generation of sales to offset associated acquisition costs; • implementation and maintenance of uniform standards and effective controls and procedures; • maintenance of relationships with employees and customers and integration of new management personnel; • issuance of dilutive equity securities; • incurrence or assumption of debt and contingent liabilities; • amortization or impairment of acquired intangible assets or potential businesses; and • exposure to liabilities of and claims against acquired entities. Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all. Global economic conditions could adversely affect our business, results of operations and financial condition. Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations. Access to financing in the global financial markets has also been adversely affected for many businesses during challenging economic times. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts. Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect (as in the U.S. in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies. As is the case for many businesses, we face the following risks in regard to financial markets: 34

• severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects; • failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations; • inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and • increased volatility or adverse movements in foreign currency exchange rates. We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained and the process can delay the broad market introduction of new products. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations. Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected. Reduction in research and development budgets and government funding may result in reduced sales. Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations. In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations. Approximately 23% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in 35 government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations. Competition could reduce our sales. The markets for most of our pre-analytical solutions and other products are very competitive. Competitors may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non- U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations. The growth of our business depends in part on the continued conversion of these organizations to our sample and assay technologies and other products. An inability to do so could have a material adverse effect on our sales and results of operations. It can be difficult for users of sample and assay technologies to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations. Also, for our commercial clinical assays, we often compete with solutions developed by our laboratory customers and conversion from such laboratory developed tests to commercial diagnostics assays can be challenging. The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales. We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety. Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU- IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. In addition, new Medical Device Regulations and In Vitro Diagnostic Regulations, part of which may go into effect as early as 2018, will make major changes in IVD regulation for all medical devices and in vitro diagnostics. Compliance with these regulations may be expensive and time- consuming. The new IVD regulation introduces, among other things, a new risk classification system and requirements for conformity assessments. If we fail to obtain any required clearances, approvals, or certifications, it could significantly damage our business in these markets. Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the 36 use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions may take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S. Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S. Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as an RUO product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in LDTs, where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use. Further, the FDA has publicly announced its intention to regulate certain LDTs in a phased-in approach, but draft guidance that was published a couple of years ago was withdrawn at the end of the Obama administration and replaced by an informal nonenforceable discussion paper reflecting some of the feedback that it received on LDT regulation. LDTs represent many of the molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. Moreover, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point, the ultimate impact of potential new FDA policies on LDTs is uncertain. Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility. Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility. Changes in the interpretation and application of the 2017 Tax Cuts and Jobs Act could materially affect our tax obligations and effective tax rate. 37

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer’s adjusted taxable income (ATI). The 2017 Tax Act also provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. For those specific income tax effects of the 2017 Tax Act for which the accounting is incomplete, a reasonable estimate was determined. We have recognized the provisional tax impacts related to the interest expense deduction limitation and the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 31, 2017 as discussed in Note 16 Income Taxes in the Notes to the Consolidated Financial Statements. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take because of the 2017 Tax Act, which could materially affect our tax obligations and effective tax rate. We are subject to risks associated with patent litigation. The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings. We rely on collaborative commercial relationships to develop and/or market some of our products. Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. In 2017, we entered a new joint venture with Sichuan Maccura Biotechnology Co., Ltd. (Maccura) for the distribution of our GeneReader NGS System in China and are preparing for a new partnership with a Chinese company in 2018 that will take over the research and development, commercial distribution and infrastructure of the HPV test franchise in China. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others. Our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use. The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, will influence QIAGEN's sales and profitability in these markets. We have made investments in and are expanding our business into emerging markets, which exposes us to risks. Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2017, and we expect to continue to focus on expanding our business in these or other 38 fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations. Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business. Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit. We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to risks. We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches, including but not limited to, mandatory yearly trainings that are continually updated. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) is a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm and cause reputational damage. While our cyber security team works diligently with our customers to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen. A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners. Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. Currently, we are implementing the requirements set forth by the European Union General Data Protection Regulation (GDPR), which is set to take effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. Exchange rate fluctuations may adversely affect our business and operating results. 39

Because we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations. Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us. Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event, we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period. In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer. Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations. We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products. We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations. We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business. Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations. Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time. Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations. 40

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter. The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information on both their budgets and requirements. Additionally, volatility in the timing of milestones from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected. We have a significant amount of debt that may adversely affect our financial condition and flexibility. We have a significant amount of debt and debt service obligations as well as restrictive covenants imposed on us by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things: • make it difficult for us to make required payments on our debt; • make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes; • limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and • make us more vulnerable in the event of a downturn in our business. Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all. Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with: • marketing, sales and customer support efforts; • research and development activities; • expansion of our facilities; • consummation of possible future acquisitions of technologies, products or businesses; • demand for our products and services; • repayment or refinancing of debt; and • payments in connection with our hedging activities. We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2017, we had outstanding long-term debt of approximately $1.8 billion, of which no amount was current. Furthermore, as of December 31, 2017, we had capital lease obligations, including the current portion, of $1.4 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities. If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders. 41

The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income. We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 24, “Financial Risk Factors and Use of Derivative Financial Instruments” and Note 15 "Financial Debts," of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations. The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock. Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants. Further, the Warrants are accounted for as liabilities and remeasured at fair value through other financial expense, net in the consolidated statements of income. This will result in increased volatility to our results of operations. An impairment of goodwill and intangible assets could reduce our earnings. At December 31, 2017, our consolidated balance sheet reflected approximately $2.0 billion of goodwill and approximately $499.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. International Financial Reporting Standards (IFRS) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected. Our strategic equity investments may result in losses. We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments. Doing business internationally creates certain risks. Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Thailand, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, South Africa and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant 42 management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected. Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations. Unethical behavior and non-compliance with laws by our sales agents, consultants, distributors or employees could seriously harm our business. Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries, and in all countries as well, create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition. We depend on patents and proprietary rights that may fail to protect our business. Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2017, we owned 362 issued patents in the United States, 279 issued patents in Germany and 1,825 issued patents in other major industrialized countries. In addition, at December 31, 2017, we had 776 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue. Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue. We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors. We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations. Our business exposes us to potential product liability. 43

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses. We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us. Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares. Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the impact of restructuring activities, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares. Our holding company structure makes us dependent on the operations of our subsidiaries. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars. Our Common Shares may have a volatile public trading price. The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $36.34 to a low of $19.94 on NASDAQ, and a high of €31.52 to a low of €17.76 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include: • announcements of technological innovations or the introduction of new products by us or our competitors; • developments in our relationships with collaborative partners; • quarterly variations in our operating results or those of our peer companies; • changes in government regulations, tax laws or patent laws; • developments in patent or other intellectual property rights; • developments in government spending budgets for life sciences-related research; • general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and • impact from foreign exchange rates. The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares. Holders of our Common Shares should not expect to receive dividend income. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split and in early 2018 we announced plans to return up to an additional $200.0 million through open-market purchases. We do not anticipate paying any cash dividends on our Common Shares for the foreseeable future, and until the January 2017 distribution 44 in connection with a synthetic share repurchase, we have not paid cash dividends since our inception. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price. Holders of our Common Shares may not benefit from continued stock repurchase programs. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017. The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. We may decide not to continue such programs in the future, the covenants we have with our lenders may limit our ability to use available cash to do so, and the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares. Future sales and issuances of our Common Shares could adversely affect our stock price. Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2017, a total of approximately 226.6 million Common Shares were outstanding along with approximately 9.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.1 million were vested. A total of approximately 22.0 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2017, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 35.4 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances). Shareholders who are United States residents could be subject to unfavorable tax treatment. We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received. Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover. Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. 45

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an "adverse person" as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (*Stichting*), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation's ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as "believe," "hope," "plan," "intend," "seek," "may," "will," "could," "should," "would," "expect," "anticipate," "estimate," "continue" or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2017, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned		
Name and Country of Residence	**Number**		**Percent Ownership** (1)
BlackRock, Inc., United States	21,813,445	(2)	9.63%
Franklin Resources, Inc., United States	18,757,447	(3)	8.28%
PRIMECAP Management Company, United States	16,566,194	(4)	7.31%

(1) The percentage ownership was calculated based on 226,556,855 Common Shares outstanding as of December 31, 2017.

(2) Of the 21,813,445 shares attributed to BlackRock, Inc., it has sole voting power over 20,045,447 and sole dispositive power over all 21,813,445 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 30, 2018, which reported ownership as of December 31, 2017.

46

(3) Of the 18,757,447 shares attributed to Franklin Resources, Inc., it shares voting and dispositive powers over all 18,757,447 shares with various members of a reporting group of which it is part. This information is based solely on the Schedule 13G filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 7, 2018, which reported ownership as of December 31, 2017. (4) Of the 16,566,194 shares attributed to PRIMECAP Management Company, it has sole voting power over 8,022,006 and sole dispositive power over all 16,566,194 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 27, 2018, which reported ownership as of December 31, 2017. Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2018, there were 133 shareholders of record of our Common Shares. Holders of any securities with special control rights Not applicable. System of control of any employee share scheme where the control rights are not exercised directly by the employees Not applicable. Restrictions on voting rights At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast. Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights Not applicable. Rules governing the appointment and replacement of board members and the amendment of the articles of association Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. 47

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board. A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting. Powers of board members and in particular the power to issue or buy back shares The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders. The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue common shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such common shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of common shares to be issued or rights to subscribe for common shares. We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 21, 2017, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 21, 2017 until December 21, 2018, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles. Significant agreements to which the Company is a party and which take effect after or terminate upon a change of control of the Company following a takeover bid Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, 48 have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares. In 2004 (as amended in 2008), we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses. We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. It expired by its terms in April 2015, at which time no further awards will be able to be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Stock Plan, subject to certain antidilution adjustments. Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets. Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2017, the commitment under these agreements totaled $16.8 million (2016: 15.2 million). Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. These agreements contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or redundancy. The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board. Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued. 49

As of December 31, 2017, a total of approximately 226.6 Common Shares were outstanding along with approximately 9.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 1.1 million were vested. A total of approximately 22 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2017, including the shares subject to outstanding stock options and awards. Additionally, holders of the Warrants issued as part of the Call Spread Overlays discussed further in Note 15 'Financial Debts', cover an aggregate of 35.4 million shares of our Common Stock (subject to anti-dilution adjustments under certain circumstances). Common Shares - Restrictions on the transfer of securities Common Shares are issued in registered form only. Until January 24, 2017, Common Shares were available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, The Netherlands. The Type II shares were registered with our New York Transfer Agent. The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name). Until January 24, 2017 the corresponding share certificates of Type II Shares had to be delivered to us or to the New York Transfer Agent (in our name). Acknowledgement of the transfer of Type II shares took place by us or the New York Transfer Agent (in our name) by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board. Non-Financial Statement Our approach to sustainability QIAGEN integrates sustainability throughout our business. We aim to save energy and reduce environmental impacts of our operations, drive long-term economic success with healthy, high-performance workplaces, and make improvements in life possible as a good corporate citizen. These three dimensions of sustainability are interlinked, reinforcing each other. We pledge to continually evaluate the potential environmental impact of our business, its economic influence and our corporate citizenship around the world. Our commitment to sustainability does not stop with formal regulations. As a market and innovation leader in life sciences and molecular diagnostics, we strive to go above and beyond simply following requirements of environmental and labor laws. There is much room for innovation in driving sustainable development in our industry, and we are resolved to continue to move forward. Please find information about our business model, organizational structure, products, customers, business strategy as well as main trends and factors in our Management Report. We recognize that ongoing success for QIAGEN also depends on the sustainability of society’s resources, as well as continuous reduction of any negative impact from our business. By engaging in intensive discussions with our various stakeholders - employees, customers, patients, suppliers, shareholders, NGOs and communities -, we gain a better understanding of our operating environments, including market developments and cultural dynamics. Depending on the subject matter, we use different approaches ranging from standardized questionnaires to one to one conversations. Material non-financial information For guidance on materiality and non-financial disclosures, we base our non-financial reporting on the international standards of the Global Reporting Initiative (GRI Standards, 2016) as well as on the sustainability accounting standards for Medical Equipment and Supplies and Biotechnology of the Sustainability Accounting Standards Board (SASB). To identify the relevant information, we have conducted a systematic materiality analysis in 2016. For each thematic aspect (environmental, social and employee matters, respect for human rights, anti-corruption and bribery) we identified a series of topics that possess high business relevance, highly influence the decisions of our stakeholders and where QIAGEN’s activities have significant impact on the thematic aspects. In a joint workshop with representatives from our different departments, the various perspectives had been assessed and discussed. The final list had been validated by our senior management and resulted in twelve material topics: – Environmental matters: energy consumption, emissions – Employee matters: training, diversity, employee satisfaction, employee retention – Social matters: quality and product safety, customer satisfaction, access to medicine – Respect for human rights: conflict minerals – Anti-corruption and bribery matters: anti-trust, anti-corruption 50

Environmental matters Protecting the environment, health and safety has always been a hallmark of QIAGEN. As a pioneer in the effort to eliminate harmful substances and waste products in laboratories throughout the world, we strive to reduce energy and water consumption, and set limits on packaging, waste, and transport. With these efforts, we aim to operate in the most cost efficient and environmentally friendly way possible. As effects and concerns over climate change and dwindling natural resources continue to impact pricing, we will be exposed to fluctuations in costs of these key inputs. By being able to improve our manufacturing efficiencies and limit our dependence on finite resources, we are engaging in active risk management and enhancing the value of our company. For QIAGEN, commitment to safe, environmentally sound practices comes with a culture of operational excellence - reinforced by training, decision-making and standard procedures. Operations employ a concept called QIAzen, derived from the Japanese word KAIZEN, which means “continuous improvement.” Key employees in Operations have received QIAzen training to identify and prioritize avenues to improve our manufacturing organization, initiate projects, and monitor implementation with cross-functional teams. By constantly optimizing workflows in manufacturing and production, QIAGEN reduces transportation, saves electricity and minimizes other impacts on natural resources. Energy Consumption and Emissions QIAGEN regards climate change as one of the most pressing global challenges. To increase transparency regarding our own global energy consumption and greenhouse gas emissions, QIAGEN recently introduced a systematic approach to sustainability data management. Energy consumption and other parameters are gathered worldwide at all significant sites and monitored at our Hilden headquarters. Currently, our reporting covers direct emissions from combustion of fossil fuels on our own premises as well as indirect emissions from procured electricity and heat. QIAGEN sites use about the same amount of energy from electricity and heat, as well as a smaller fraction of fuel for our own vehicle fleet. A total of 35.3 GWh of energy has been used by QIAGEN around the globe in 2017. When it comes to greenhouse gas emissions, QIAGEN emits approximately 30% - or 3.6 kilotons CO2 equivalents (ktCO2e) - directly through natural gas heating and other fossil fuel use. The remaining 70% - about 8.9 ktCO2e - are indirect emissions originating from external generation of electricity for our operations. The total energy use causes greenhouse gas emissions of 12.5 ktCO2e. We calculate greenhouse gas emissions from grid-bound energy sources such as electricity using emission factors for regional production mixes. This method ensures good comparability between different carbon footprints and is also referred to as the “location-based” method. QIAGEN is committed to reduce its energy consumption and respective CO2-emissions in the long-term and to increase its energy efficiency in a continuous improvement process. To this end, an energy management system has been introduced at our operational headquarter in Hilden, Germany and been certified according to EN ISO 50001:2011 in 2017. We have set ourselves the goal to reduce our energy consumption from electricity and gas by 10% by 2020 compared to 2017. To meet our goals and limit the footprint of our business on the environment, we have introduced a broad panel of activities and programs. We run simulations to reduce energy consumption and have installed energy recovery and control systems to provide only the minimum of power required for operations. Improvements encompass energy extraction from co-generators, better insulation, heat recovery and installation of intelligent building systems. In 2011, we opened Europe’s first “green” laboratory complex at our site in Hilden. This state-of-the-art research and production facility has been awarded gold-level certification for sustainable construction by the internationally recognized US quality system LEED. In addition, our German facility in Stockach is certified according to DIN EN 16247, a European norm defining quality standards for energy audits. As a significant part of the energy consumption associated with our business occurs beyond our own premises, transportation of people and cargo is an additional focus. At QIAGEN’s headquarters, discounted train and bus tickets encourage employees to use public transportation, and we have installed charging stations for electric cars and bikes. The pool of company cars has been changed to ecological and CO2-efficient models in a continuous adjustment process. Low emissions play a critical role in the decision process for new company cars. At most sites, video conferencing systems have been installed to encourage virtual team meetings and reduce travel between sites. Employee matters The exceptional talent, skill and passion of our people are key to our long-term success and growth. We are convinced that a focus on human capital drives our economic performance and sustainability. The development of our employees at all levels is viewed as an integral factor in creating lasting value for our customers, patients, colleagues, partners and shareholders. It is a 51 central element of our initiatives for growth and effectiveness to expand, develop and strengthen QIAGEN’s leadership and talent base. Being the industry’s employer of choice by attracting and developing top talents is one of our global goals. To achieve that, QIAGEN creates a work environment that empowers and involves employees at all levels. Employee training As a fast-growing technology and knowledge-based company, we consider high-quality training and career development as an integral part of our success. As part of our talent and succession management, we have established transparent career paths with the QIAGEN Profile Navigator (QPN). It defines jobs, core competencies and approaches to advancement across the global organization. QIAGEN’s global Performance Enhancement System (PES) creates a clear framework of regular, one-on-one review sessions for each employee and their manager to discuss career development. These include discussions of goals and achievement levels, assessment of relevant competencies, as well as training needs and career planning steps. Professional Training & Development at QIAGEN is an ongoing process, cycling from PES discussion to training participation and learning transfer, and back to PES. In 2016, we introduced the QIAGEN Academy: It provides the possibility to either take part in e-learning sessions globally or to participate in in-person trainings. The focus is on job-specific skills, competencies and leadership development. In 2017, 3,772 employees took part in a respective internal training, totaling to 7,309 training hours. We place great importance on transparent and responsible leadership. Our future leaders are trained in entrepreneurial and leadership competencies such as strategic thinking and acting, decision making, risk taking, change management, performance management and employee development. Every year our employees are invited to evaluate their superiors with a standardized questionnaire within our QIALead evaluation process. The summarized and anonymized results are provided to the executive managers. QIAGEN has implemented a pilot program to identify and develop the most promising specialists and managers to prepare for senior positions. In cooperation with the University of Würzburg, Germany, we offer the opportunity to participate in the QIAGEN Executive MBA Business Integration Program. Participants benefit not only from a curriculum providing them with a wide range of management skills and knowledge. They also experience an international environment, learning with colleagues from around the world. A total of 75 QIAGEN employees had completed the MBA program by the end of 2017, with a new class enrolled in 2016. We are currently working on different digital solutions to further enhance our development programs. In 2017, we have updated the QIAGEN Academy Interface (3.0) while further extending the range of available trainings and simplifying the enrollment process. We have also launched new leadership insight tools on and e-learning soundbites and rolled-out a talent management suite, which has been already used to conduct our annual personnel enhancement and salary review processes and will see further functional enhancements in 2018. Diversity We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. Strategic consideration of diversity not only makes QIAGEN a better place to work. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, can quickly adapt to a fast-changing environment. Further information about the diversity policy for the composition of the management board and the supervisory board can be found in the corporate governance report. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the diversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. To further improve diversity on a senior level, we have started different initiatives in 2017 to raise awareness for the value of diversity and leverage diverse talents towards management positions. They focus on team discussions around the subject, champion diverse talents and the development of a global recruiting standard to promote diversity in executive positions. Concrete actions in the reporting period included the establishment of diversity forums, manager training tools on the intranet, mandatory unconscious bias trainings within the QIAGEN Academy for all managers, mentorship programs and more significant access for our top talents to our senior management. All initiatives are designed to engage the organization and follow best practices for developing active inclusion. Our goal is to leverage diversity as a great opportunity for QIAGEN to positively impact our business performance through diverse team contributions. 52

Employee satisfaction and retention Various measures to enhance career development and diversity within QIAGEN are important factors to maintain the satisfaction of our employees and their dedication for our company. Alongside this, QIAGEN has implemented frameworks for performance-based compensation, equity-based compensation and incentive programs for new ideas and innovation. They aim to ensure fair and attractive compensation and to encourage each employee to work for the company’s long-term benefit. With our new compensation plan, we are planning to gradually roll-out starting in late 2018, we intend to have our salary structures based on the QIAGEN Profile Navigator: Each described role is graded into the QIAGEN Job Matrix which comprises three career paths and twelve grades. All three career paths, Specialist, Project Management and Leadership are basically equivalent. Lateral moves between roles in the different career path are possible. This allows us to compare our pay grades with market averages and to ensure our attractiveness as an employer. In early 2018 we plan to complete the adaption in our pilot countries, United Kingdom and China, and we will evaluate the results. Equally important to us is our employees’ work-life balance. We provide services to help employees balance their personal lives with the company’s dynamic work environment, including in-house corporate child care, sabbatical programs and flexible work hours. Beyond that, QIAGEN offers a wide range of measures for a good workplace health: from "health days" with free counselling, screening and medical check-ups to opportunities to get exercise like in-house gyms, on-site soccer-fields and beach volleyball courts. At QIAGEN we believe that good leadership performance is key to our success and employee satisfaction. The results of our annual QIALead survey, which provides a comprehensive view on the performance of all line managers at QIAGEN, are hence are an important indicator for the development of our corporate culture and employee satisfaction are the. For 2017, employees rated their managers with an average total score of 4.2 out of 5.0 points. QIAGEN’s efforts to become an employer of choice are also reflected by the high number of applications for open positions, which exceeded 37.700 applications in 2017. At the same time, the average voluntary annual turnover rate remained largely unchanged, increasing by 0.28 percent points compared to 2016. Going forward, QIAGEN has set a goal to reduce the voluntary turnover rate to ensure business continuity, while still allowing for a healthy influx of fresh talent. Social matters QIAGEN’s mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We are committed to customers and patients to deliver innovative solutions that unlock new insights for scientific research, forensics, food safety or better treatment decisions. To leverage our leadership in Sample to Insight technologies and create value for our company and stakeholders, it is imperative to understand and target the diverse needs and expectations of our global customers. Only then can we develop ever more innovative and improved solutions. We understand and live up to our responsibility to customers and patients who depend on us for reliable, efficient workflows that enable molecular testing and help to unlock valuable insights. Customer Satisfaction Customer satisfaction is an integral part of the QIAGEN mission of “Making improvements in life possible” which is therefore under direct authority of the Chief Executive Officer. Our customers have high expectations on reliability, safety and ecological manufacturing of our products. We rely on close contact with our customers and incorporate their feedback into our product development process and service offers. It is our commitment to customers to constantly improve customer experience acknowledging ever evolving customer requirements and expectations. QIAGEN has therefore established a global systematic approach to measure customer experience culminating in an aggregated Customer Experience Indicator. Performance of this indicator is embedded in our annual goal setting process and results are communicated to all employees on a monthly basis with the goal of ensuring a seamless and perfect customer experience to every customer, for all products and services along the workflows. With an average Customer Experience Indicator (CEI) of 1,467 of possible 2,000 points in 2017, we have managed to further maintain our strong performance, also exceeding our internal target for the year. The CEI is measured on a monthly basis through a set of internal KPIs (product and delivery performance, phone support etc.) that are directly linked to customer experience in transactional interactions and a customer feedback survey program we are able to identify quickly and systematically areas for improvement while staying closely connected with our customers. Quality and Product Safety QIAGEN stands for quality. Since QIAGEN’s founding 30 years ago we are committed to ultimate quality and always strive to exceed our customers’ expectations. QIAGEN’s reputation as quality supplier is best in class in our industry and the foundation of our loyal global customer base. To achieve and maintain QIAGEN quality we established Total Quality Management systems 53 in all our manufacturing facilities around the globe. These quality systems assure constant high quality as well as safe and effective medical devices. QIAGEN’s quality systems are certified according ISO 9001, ISO 13485, ISO 18385 as well as 21 CFR 820 and all other applicable medical device standards around the globe (see section “Government Regulations” in the Management Report). QIAGEN like other companies is exposed to the financial implications of recalls and other adverse events. Equipment failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks can lead to significant product liability claims. With a systematic quality and product safety management, QIAGEN meets the highest standards to protect shareholder value. In the period under review, there were no major recalls. Access to medicine QIAGEN is aware of the importance to provide access to healthcare and research products around the world. In developing countries with scarce resources, new ways are needed to ensure access to affordable diagnostics to help prevent and treat diseases. Especially infectious diseases and various malignancies require an early and precise detection to interrupt the infection chain and enable targeted treatment, yet many emerging countries lack educated personnel and technical infrastructures to employ latest, cutting-edge molecular testing technologies. For low-income countries in particular, early disease detection can significantly lower therapeutic costs and stop further dissemination more effectively. For QIAGEN, a strategic approach to access to novel diagnostic technologies can yield opportunities for growth, innovation, and unique partnerships. We focus on developing products and pricing frameworks that account for different levels of economic development and health care needs. By targeting widespread diseases such as cervical cancer or tuberculosis, we can provide the means to fight infectious and potentially fatal diseases. To support our growth strategy in emerging markets, we are constantly expanding our presence in these markets and adapting our products to local needs, if required. An example is the development of careHPV tests for high-risk human papillomavirus (HPV), the primary cause of cervical cancer. In corporation with the NGO PATH and support from the Bill & Melinda Gates Foundation, we developed a dedicated testing system for use in regions with limited healthcare-resources, such as Africa, Asia and Latin America. The main advantages of decentralized HPV testing are: – immediate analysis at the point of care – instant treatment decisions – higher compliance of patients Our careHPV tests are already directly available in 19 countries worldwide. In the reporting period over 680,000 tests were distributed in total. Another example is our effort to advance diagnostics for tuberculosis (TB) in low income countries. Already in 2015, we have signed five-year memorandum of understanding with the NGO FIND to develop innovative and affordable tests to detect those patients with latent TB who are at risk of active TB. In 2017, our overall revenue share for the emerging markets rose by 13% to over $237 million. We are furthermore providing financial support to a number of organizations and initiatives focusing on global health projects. In 2017, we continued to work with organizations such as the International Agency for Research on Cancer in Tanzania, Basic Health International in El Salvador or the Pink Ribbon Red Ribbon initiative in different countries. Respect for human rights We believe that respect for human rights is an essential component of promoting sustainability in our global business. Our vision is to transition QIAGEN’s procurement towards leading practices by implementing global best-in-class procurement methods and standards in terms of processes and governance. This includes to ensure compliance with our mission “Making improvements in life possible” from which we derive our commitment towards sustainable practices and good corporate citizenship. We expect our employees as well as our business partner to comply with national regulations and with the specifications of our compliance manual that includes provisions with regard to human rights issues. Responsibility for implementing and overseeing these issues is assumed by HR department and Procurement. Respect for human rights is part of our supplier code of conduct which contains binding rules for all suppliers. As part of our supplier selection process, we assess the suppliers’ policy with regard to human rights issues. In addition, first-tier suppliers have to confirm REACH, RoHS and SEC compliance as appropriate. Violations against human rights in our supply chain inherits reputational as well as legal risks for QIAGEN. Supplier audits are conducted if non-compliance is suspected. To our knowledge, there were no violations with regard to human rights in the reporting period. 54

Conflict minerals Certain minerals (known as “conflict minerals”) have been linked with human rights abuses in the Democratic Republic of Congo and other conflict zones. QIAGEN has performed an extensive inquiry into the company’s supply chain to ensure that no conflict minerals from the Democratic Republic of Congo or adjoining countries are used in the company’s laboratory instruments. Our products consist of sample and assay kits, known as consumables, and automated instrumentation systems. We do not believe that any Conflict Minerals are necessary to the production or functionality of any of our consumable products. We conduct due diligence measures annually to determine the presence of Conflict Minerals in our instrumentation products and the source of any such Conflict Minerals. Because we do not purchase Conflict Minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their Conflict Minerals status. We disclosed our Conflict Minerals findings to the SEC for the calendar year ending December 31, 2016 on Form SD on April 24, 2017 and will provide updated disclosure to the SEC annually. Anti-corruption and bribery matters Unethical behavior and non-compliance with laws and regulations has the potential to seriously harm our business. QIAGEN has established a comprehensive Compliance Program which translates legal and regulatory requirements as well as our fundamental values into clear, precise and understandable guidelines as our Corporate Code of Conduct and Ethics and supplementing specific policies for our employees. Antitrust and Anti-corruption Special attention is paid to infringements of antitrust and anticorruption law because these can cause substantial financial or reputational damage (see section “Opportunities and Risks” in the Management Report) Our specific Antitrust and Anti- Corruption Policies set forth our commitment to ensure that QIAGEN and its subsidiaries abide by the antitrust and anti- corruption laws of the countries in which we operate. All our policies are provided to all employees worldwide. Online training reaches all employees in local language, supported by multiple communication resources. All new employees are required to take online training on our Corporate Code of Conduct and Ethics at a minimum. Additional trainings which are customized to the specific area of responsibility are mandatory. All employees in Sales and Marketing as well as Upper Management are required to take training on corruption and anti-trust laws. Such basic trainings are followed by refresher courses on a regular basis. We have established a hotline for reporting accounting-related concerns on an anonymous basis in good faith. We also offer a direct email and telephone hotline for employees to address questions or make suggestions for our Compliance Program. In the reporting period no cases with regard to antitrust or corruption had been reported. Our Compliance Program is overseen by the Compliance Committee under the leadership of the Head of Legal Affairs and Compliance, that coordinates our efforts, consisting of managers from Legal, Internal Audit, HR, Commercial Operations, Trade Compliance and Regulatory functions. The Compliance Program is overseen by the Audit Committee of the Supervisory Board. The Head of Legal and Compliance coordinates investigations and enforcement as necessary and gives regular updates to the Executive Committee. In the reporting period QIAGEN had no legal actions pending or completed with regard to antitrust or corruption. More information about QIAGEN’s activities and the progress we are making is available online at https:// corporate.qiagen.com/about-us/Sustainability/overview Outlook In diverse markets around the world, QIAGEN’s strategy is to build upon growth opportunities in molecular technologies serving four customer classes: Molecular Diagnostics, Applied Testing, Pharma and Academia. Our business, therefore, is exposed to a wide variety of technological advances and market needs. We have grown in recent years with a flexible strategy for developing innovative new products, partnering, and acquiring companies or technologies with high growth potential. The long-term growth of healthcare needs, both in developed and emerging markets, is a key driver of increasing demand for innovative diagnostics as well as for biomedical research technologies. Our leadership in Sample to Insight solutions is the basis for all of QIAGEN’s products, and we focus on meeting the needs of customers across the continuum of research and commercial testing. QIAGEN continually adds new systems and products to efficiently transform raw samples into valuable molecular insights that add value for our expanding base of customers. 55

QIAGEN Perspectives for 2018 Building on global leadership in differentiated Sample to Insight solutions for molecular testing, QIAGEN expects to sustain its sales and earnings growth in 2018 and beyond. Delivering solutions that exceed the expectations of customers is a key competitive advantage in serving customers across the value chain, from healthcare users of Molecular Diagnostics to researchers in Academia and the pharmaceutical industry, as well as public safety laboratories. QIAGEN is two years into executing on mid-term strategic plans to enhance financial performance and returns to shareholders from 2016 through 2020. Focused investments in innovation and commercial support have created a faster sales trajectory for a set of growth drivers, while efficiency and capital allocation initiatives are delivering on operating leverage and increased profitability. In 2018 QIAGEN continues to focus on the expansion of its business activities for differentiated molecular testing solutions in fast-growing markets. QIAGEN’s growth engines include expanding the market for QuantiFERON-TB technology in tuberculosis control; driving the adoption of next-generation sequencing in clinical research and diagnostics; extending QIAGEN’s leadership in Personalized Healthcare for cancer and other diseases; increasing placements of the QIAsymphony platform with its growing menu of applications; and deepening QIAGEN’s long-standing leadership in innovative core technologies for sample processing. This portfolio is united by the Sample to Insight approach enabling customers to embrace efficient, automated workflows with integrated tools for interpreting molecular data. QuantiFERON-TB is growing rapidly as global efforts intensify to control tuberculosis (TB), the world’s most deadly infectious disease. As the most accurate, cost-effective screening test for latent TB infection, QuantiFERON-TB is displacing the antiquated tuberculin skin test. The fourth-generation QuantiFERON-TB Gold Plus test launched in the United States in 2017, after adoption in more than 75 other countries. This new test will be introduced in Japan in 2018. Also in 2018, QIAGEN and DiaSorin plan to offer customers a state-of-the-art automation option to run QuantiFERON-TB Gold Plus on 7,000-plus DiaSorin LIAISON analyzers worldwide. Next-generation sequencing (NGS) is rapidly emerging from elite research labs into clinical research and diagnostics because high-throughput analysis enables new depths of genomic insights. In 2017, QIAGEN sales of NGS solutions grew at double- digit rates, passing $115 million. We are targeting more than $140 million in 2018. Our broad portfolio of “universal” solutions includes the leading sample technologies, “Digital NGS” assays and bioinformatics. The GeneReader NGS System, the first purpose-built NGS system for clinical panel testing, is gaining acceptance. In 2017, we expanded GeneReader’s capabilities and content menu and added the platform to Pharma collaborations. In China, QIAGEN launched a joint venture with a leading IVD company to accelerate adoption of the GeneReader system. Personalized healthcare, using a patient’s unique genomic characteristics to guide treatment decisions, is driving the growth of QIAGEN’s companion diagnostics and collaborations with Pharma companies. As the leading independent developer of companion diagnostics, QIAGEN achieved a milestone of 25 master collaborations in 2017, with15 new co-development projects, including groundbreaking projects to develop diagnostics guiding immuno-oncology therapies. QIAGEN is the only industry partner developing companion diagnostics for both PCR and NGS platforms. At least five FDA approvals or submissions are planned in 2018. QIAsymphony, a medium-throughput platform for Sample to Insight analysis with polymerase chain reaction (PCR) as well as efficient sample preparation for other needs, soundly beat its target of 2,000 cumulative placements in 2017. Consumable sales achieved double-digit growth. The QIAsymphony SP module is the market-leading “front end” solution for reliable, automated processing of samples, including liquid biopsies - a critical need in NGS as well as PCR. QIAGEN expects to launch several new regulator-approved diagnostic tests for QIAsymphony in 2018 and has set a target of 2,300 cumulative placements by year- end. Differentiated core technologies, enabling labs to efficiently process samples and obtain high-quality DNA and RNA for testing, built QIAGEN’s global reputation- and continue to drive growth with innovative solutions to new challenges. QIAGEN technologies process an estimated 50,000 biological samples a day. Our focus is on rapidly growing applications in research and diagnostics such as liquid biopsies, single-cell analysis, epigenetics and the microbiome. By leading the way in innovative sample processing solutions, QIAGEN continues to generate double-digit growth in differentiated technologies. Bioinformatics continues to grow rapidly as QIAGEN adds software applications and augments our expertly curated, literature- based datasets to offer new insights. In 2017, we acquired OmicSoft Corporation to address customers’ growing need to access and manage huge amounts of data on DNA, RNA and other “omics.” QIAGEN Clinical Insight (QCI) software added an important tool for precision medicine by automating guidelines for use of next-generation sequencing in cancer. Bioinformatics promises to help drive growth as a standalone franchise and a value-added element in Sample to Insight workflows. QIAGEN also creates value with targeted acquisitions expanding our presence in fast-growing fields. In early 2018, QIAGEN agreed to acquire STAT-Dx and its portfolio of multiplex diagnostics for syndromes such as serious respiratory or 56 gastrointestinal infections. Pending the completion of the acquisition, QIAGEN plans to launch the first two tests, extensive respiratory and gastrointestinal panels, in Europe and other markets in the second half of 2018, followed by U.S. launch pending regulatory clearance in 2019. QIAGEN has begun to streamline its product portfolio by divesting smaller activities to focus on growth opportunities. In late 2017 and early 2018, we stopped commercialization of some non-core PCR tests in China and transferred the HPV test franchise there (including R&D, distribution, and related staff and infrastructure) to a third-party company in China. This will free up resources to support QuantiFERON-TB, NGS and the Life Sciences portfolio. Ongoing actions to improve efficiency are expected to continue to benefit results in 2018. Key areas include consolidating activities into shared service centers and global centers of excellence, gaining efficiencies in marketing, and embracing digital tools across the business. Digital channels account for a growing portion of sales (reaching 37% in 2017). Global Economic Perspectives for 2018 A broad-based global recovery is driving expectations for continued growth in economic output, with a slight acceleration in 2018 from stronger-than-expected 2017 expansion. The World Bank forecasts global GDP growth of 3.1% in 2018, up from 3.0% in 2017, and moderating back to 3.0% in 2019. The momentum reflects a rebound in investment, manufacturing and trade amid continued low interest rates, firming commodity prices and rising confidence. Risks remain, including geopolitical unrest, a shift toward tighter monetary policy and the possibility of a financial market disruption. In the United States, recently enacted tax reform is expected to stimulate investment and output. Europe, which saw demand strengthen in 2017, may expand at a more moderate pace in 2018. China is expected to continue gradual cooling of its rapid growth, amid brisk expansion across emerging markets broadly. Japan remains in a slow-growth trend. Economic momentum tends to benefit the business environment for QIAGEN, while a downturn could hurt customer funding budgets. Currency exchange rates also affect results reported in U.S. dollars. Industry Perspectives for 2018 The value of genomic insights is increasingly recognized in medicine and other fields, offering opportunities for QIAGEN to sustain its growth trajectory in 2018 and beyond. Discovery and innovation continue to drive market expansion. Molecular diagnostics is growing briskly as healthcare providers adopt genomic testing to evaluate and monitor patients for cancer, infectious diseases and other conditions. Personalized medicine, using molecular tests to guide treatment decisions, is expanding rapidly as new discoveries develop into marketed therapies. In 2017, the U.S. Food and Drug Administration for the first-time approved use of an oncology drug based on results of genetic biomarker tests rather than the location of the cancer. Also in 2017, the FDA approved the first CAR T-cell therapies, which genetically modify immune cells to fight cancer. These developments presage a wave of new therapies based on genomic insights. Molecular diagnostics also are migrating from research institutions into hospitals in need of quick, accurate results - driving demand for standardized tests and automated workflows. Diagnostic customers embrace a range of diverse technologies, ranging from single-target or multiplex PCR analysis to in-depth next-generation sequencing. In each application, easy-to-use technologies and decision-support software are critical. Life science research in Academia and the Pharma industry rely on novel sample and sequencing technologies for discovery of disease pathways and biomarkers, and increasingly to guide drug development and clinical trials. Applications of molecular testing also are expanding for public safety needs such as forensics and environmental monitoring. Subsequent Events On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares beginning in 2018 as well as the acquisition of STAT-Dx for approximately $147 million in cash and additional payments of up to approximately $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in 2018 and funded from existing cash reserves. In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China. Venlo, the Netherlands, April 11, 2018 57

QIAGEN N.V. Peer M. Schatz Roland Sackers Chief Executive Officer Chief Financial Officer 58

Corporate Governance Report We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of The Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the New York Stock Exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards or state the deviations recorded in the period. A brief summary of the principal differences follows. Corporate Structure QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch public limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well-functioning system of checks and balances. Managing Board General The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results and is expected to act in a sustainable manner by focusing on long-term value creation in the performance of their work. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. Under Dutch Law, QIAGEN's Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee, which is comprised of the CEO, the CFO and certain experienced leaders who have responsibilities for the operational management of the Company and the achievement of its objectives and results. The Managing Board has ultimate responsibility for the Company’s external reporting and is answerable to shareholders of the Company at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Managing Board is required to render account for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders. Composition and Appointment The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year. Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two- thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board. Our Managing Directors for the year ended December 31, 2017 and their ages as of January 31, 2018, are as follows: 59

Managing Directors:

Name	Age	Position
Peer M. Schatz	52	Managing Director, Chief Executive Officer
Roland Sackers	49	Managing Director, Chief Financial Officer

The following is a brief summary of the background of each of the Managing Directors. References to "QIAGEN" and the "Company" in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 52, joined QIAGEN in 1993, when the Company had just 30 employees and revenues of approximately $2 million, and has been Chief Executive Officer since January 1, 2004. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland, worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, and participated in the founding of start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz served as a member of the German Corporate Governance Commission from 2002 to 2012. He is Managing Director of PS Capital Management GmbH. He is a board member of AdvaMedDx, an advocacy dedicated to issues facing the in vitro diagnostics industry in the United States and Europe, and ALDA (the Analytical, Life Science and Diagnostics Association), a trade association of developers and suppliers in these fields.

Roland Sackers, 49, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. He is a former member of the Supervisory Board and Audit Committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. A Managing Director that has a personal conflict of interest will not participate in the decision making process regarding such item. QIAGEN has not entered into any such transactions in 2017. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN's affairs and the manner in which the Management Board implements the long-term value creation strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2017, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company's assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

Composition and Appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for

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each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient.

Our Supervisory Directors for the year ended December 31, 2017 and their ages as of January 31, 2018, are as follows:

Supervisory Directors:

Name	Age	Nationality	Gender	Position
Stéphane Bancel	45	French	Male	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Håkan Björklund	61	Swedish	Male	Supervisory Director, Member of the Compensation Committee and Selection and Appointment Committee
Dr. Metin Colpan	63	German	Male	Supervisory Director, Chairman of the Science and Technology Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	77	Austrian	Male	Chairman of the Supervisory Board, Supervisory Director, Chairman of the Selection and Appointment Committee, Member of the Compensation Committee and Member of the Science and Technology Committee
Dr. Ross L. Levine	46	U.S.	Male	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	55	U.S.	Female	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	60	U.S.	Male	Supervisory Director and Chairman of the Audit Committee
Elizabeth E. Tallett	68	U.S.	Female	Supervisory Director, Chairwoman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to "QIAGEN" and the "Company" in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Stéphane Bancel, 45, joined the Company's Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna Therapeutics, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.

Dr. Håkan Björklund, 61, was appointed as a new Supervisory Board Member in March 2017. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now

61

AstraZeneca) and President of Astra Draco. Under Mr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors at Acino International AG, Swedish Orphan Biovitrum AB (Sobi), BONESUPPORT AB and Trimb Healthcare AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. Dr. Metin Colpan, 63, is a co-founder of QIAGEN and was the Company's Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chairman of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Professor Dr. Manfred Karobath, 77, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. In 2016, Prof. Karobath was appointed as Chairman of the Supervisory Board. He joined the Science and Technology Committee in 2014 and the Compensation Committee in 2016. He is also the Chairman of the Selection and Appointment Committee. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later becoming Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Ross L. Levine, 46, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician- scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Director of the Center for Hematologic Malignancies, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College. Dr. Elaine Mardis, 55, joined the Company’s Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improving our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co- Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at the Regeneron Genomics Center, Caperna LLC, and Interpreta LLC. She also serves the U.S. government as a scientific advisor to the Veteran’s Administration for the Million Veterans Program. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. Lawrence A. Rosen, 60, joined the Company's Supervisory Board as well as the Audit Committee in 2013 and has served as the committee's chairman since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan. 62

Elizabeth E. Tallett, 68, joined the Company's Supervisory Board as well as the Audit Committee and Compensation Committee in 2011 and since 2016 has served as Chairwoman of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc. (where she is currently the Lead Director), Anthem, Inc. and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. A Supervisory Director that has a personal conflict of interest will not participate in the decision making process regarding such item. In 2017 neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

Name of Supervisory Director [1]	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	•	•		•
Dr. Håkan Björklund		•	•	
Dr. Metin Colpan			•	• (Chairman)
Prof. Dr. Manfred Karobath		•	• (Chairman)	•
Dr. Ross L. Levine				•
Dr. Elaine Mardis				•
Lawrence A. Rosen	• (Chairman)			
Elizabeth E. Tallett	•	• (Chairwoman)	•	

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.

Audit Committee

The Audit Committee currently consists of three members, Mr. Rosen (Chairman), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an "audit committee financial expert" as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.

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The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2017 and met with the external auditor excluding members of the Managing Board in July 2017. The Audit Committee reviews major financial risk exposures, pre- approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. Compensation Committee The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of four members, Ms. Tallett (Chairwoman), Professor Karobath, Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2017. Selection and Appointment Committee The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Professor Karobath (Chairman), Dr. Colpan, Ms. Tallett and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee did not meet in 2017. Science and Technology Committee The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chairman), Professor Karobath, Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met six times in 2017. Diversity within the Management Board and Supervisory Board The Dutch Civil Code provided for statutory provisions to ensure a balanced representation of men and women on the Management Board and Supervisory Boards until January 1, 2016. These statutory rules have expired, but a new bill entered 64 into force on April 13, 2017, extending the provision on gender balance to December 31, 2019. Balanced representation of men and women is deemed to exist if at least 30 percent of the seats were filled by men and at least 30 percent are filled by women. Within the meaning of the new legislation, our Management Board and Supervisory Board currently do not qualify as balanced. QIAGEN recognizes the benefits of diversity, including gender balance. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN feels that gender is only one part of diversity and strives for a diverse composition in the Managing Board and Supervisory Board also in terms of other factors such as age, nationality, public reputation, industry or academic background. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result a number of women are in key leadership roles, particularly in leading commercial and operational positions around the world. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. In line with this long-standing commitment, QIAGEN's Selection and Appointment committee will continue selecting future members of the Managing Board and Supervisory Board with due observance of its aim to have a diverse leadership team on the basis of gender, but also on the basis of age, wide ranging experience, backgrounds, skills, knowledge and insight. This all without compromising QIAGEN's commitment to hiring the best individuals for those positions. More information about diversity within the Board other than gender, can be found in below under the section Dutch Corporate Governance Code - Comply or explain. Compensation of Managing Board Members and Supervisory Directors Remuneration policy The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest. The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries. The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets. The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car. The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level. The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years. The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent. Managing Board compensation The compensation granted to the members of the Managing Board in 2017 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi- year period to align management with the interests of shareholders and other stakeholders. Variable compensation included 65 annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance.

In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which provides that future annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.

Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.

In 2016, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a two-year plan covering 2017 and 2018 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on two-year goals as defined within QIAGEN's five-year business plan covering the period from 2017 until the end of 2022. The targets for vesting were set and approved by the Supervisory Board.

The table below state the amounts earned on an accrual basis by our Managing Board members in 2017.

For the year ended December 31, 2017 (in US$ thousands, except for number of award grants)	**Peer M. Schatz**	**Roland Sackers**
Fixed Salary	$ 1,192	$ 535
Other [1]	5	38
Total fixed income 2017	$ 1,197	$ 573
Short-term variable cash bonus	671	237
Total short-term income 2017	$ 1,868	$ 810
Defined contribution on benefit plan	$ 74	$ 76
Number of performance stock units granted 2017 [2]	*445,000*	*186,075*
Related recognized compensation expense	$ 1,764	$ 439

(1) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

(2) The Performance Stock Units Granted amount includes a special incentive grant of 100,000 PSUs which was not achieved.

The total recognized compensation expense in accordance with IFRS 2 in the year 2017 (2016) for stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $10.7 million ($9.2 million) for Mr. Schatz and $3.2 million ($2.7 million) for Mr. Sackers.

Based on such valuations the total compensation including recognized compensation expenses in the year 2017 (2016) for members of the Managing Board was $16.7 million ($14.0 million), and amounts $12.6 million ($10.6 million) for Mr. Schatz and $4.1 million ($3.4 million) for Mr. Sackers. Total non-periodical remuneration according Dutch Civil Code included in total compensation for the Managing Board was $3.1 million ($2.8 million) and amounts $2.4 million ($2.3 million) for Mr. Schatz and $0.7 million ($0.6 million) for Mr. Sackers.

Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2017, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com.

Supervisory Board compensation

In early 2014, we conducted a board remuneration benchmark review of 36 peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals. Based on the results of this review, the Supervisory Board remuneration was aligned to the applicable market standards to reflect our nexus to the European

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Markets as a Dutch company as well as our U.S. focus as a NYSE listed company subject to U.S. regulations and the fact that five of the eight Supervisory Board members are residing in the United States.

The Supervisory Board compensation for 2017 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chairman of the Supervisory Board	$150,000
Fee payable to the Vice Chairman of the Supervisory Board	$90,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:	
Chairman of the Audit Committee	$25,000
Chairman of the Compensation Committee	$18,000
Chairman of the Selection and Appointment Committee and other board committees	$12,000
Fee payable to each member of the Audit Committee	$15,000
Fee payable to each member of the Compensation Committee	$11,000
Fee payable to each member of the Selection and Appointment Committee and other board committees	$6,000

Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year.

Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.

The following table summarizes the total compensation paid to the members of the Supervisory Board in 2017:

For the year ended December 31, 2017 (in US$ thousands, except for number of share grants)	Fixed remuneration	Chairman / Chairwoman	Committee membership	Total [(1)]	*Number of restricted stock units granted*
Stéphane Bancel	$ 57.5	—	32.0	$ 89.5	*10,732*
Dr. Håkan Björklund	$ 43.1	—	12.8	$ 55.9	—
Dr. Metin Colpan	$ 57.5	12.0	6.0	$ 75.5	*10,732*
Prof. Dr. Manfred Karobath	$ 150.0	12.0	17.0	$ 179.0	*10,732*
Dr. Ross L. Levine	$ 57.5	—	6.0	$ 63.5	*10,732*
Dr. Elaine Mardis	$ 57.5	—	6.0	$ 63.5	*10,732*
Lawrence A. Rosen	$ 57.5	25.0	—	$ 82.5	*10,732*
Elizabeth E. Tallett	$ 57.5	18.0	21.0	$ 96.5	*10,732*

(1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

The total recognized compensation expense in accordance with IFRS 2 in the year 2017 (2016) for long-term compensation of restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $1.6 million ($1.3 million) and includes $269.0 thousand ($160.2 thousand) for Mr. Bancel, no amounts for Mr. Björklund, $339.4 thousand ($244.1 thousand) for Mr. Colpan, $201.9 thousand ($239.3 thousand) for Mr. Karobath, $55.4 thousand ($0) for Mr. Levine, $218.8 thousand ($92.6 thousand) for Ms. Mardis, $268.9 thousand ($160.2 thousand) for Mr. Rosen and $201.9 thousand ($239.3 thousand) for Ms. Tallett.

The total recognized compensation expenses for members of the Supervisory Board in 2017 (2016) for short-term and long-term compensation totaled $2.3 million ($2.0 million) and includes amounts of $358.5 thousand ($249.7 thousand) for Mr. Bancel, $55.9 thousand ($0) for Mr. Björklund, $414.9 thousand ($319.6 thousand) for Mr. Colpan, $380.9 thousand ($388.8 thousand) for Mr. Karobath, $118.9 thousand ($31.8 thousand) for Mr. Levine, $282.3 thousand ($156.1 thousand) for Ms. Mardis, $351.4 thousand ($242.7 thousand) for Mr. Rosen, and $298.4 thousand ($329.3 thousand) for Ms. Tallett.

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Total non-periodical remuneration according Dutch Civil Code included in total compensation in 2017 (2016), which includes the expense related to the short-term variable cash bonus and the expense related to the long-term compensation of equity awards granted in 2017 (2016), totaled $0.6 million ($0.3 million) and includes amounts of $55.4 thousand ($14.4 thousand) for Mr. Bancel, $55.4 thousand ($29.4 thousand) for Mr. Colpan, $147.0 thousand ($102.3 thousand) for Mr. Karobath, $55.4 thousand ($0) for Mr. Levine, $55.4 thousand ($29.4 thousand) for Ms. Mardis, $55.4 thousand ($29.4 thousand) for Mr. Rosen, and $147.0 thousand ($102.3 thousand) for Ms. Tallett.

Share Ownership

The following table sets forth certain information as of January 31, 2018 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)		
Name and Country of Residence	Number (2)		Percent Ownership
Peer M. Schatz, Germany	2,681,395	(3)	1.18%
Roland Sackers, Germany	40,000	(4)	*
Stéphane Bancel, United States	2,081	(5)	*
Dr. Håkan Björklund, Sweden	—		—
Dr. Metin Colpan, Germany	3,529,123	(6)	1.56%
Prof. Dr. Manfred Karobath, Austria	22,631	(7)	*
Dr. Ross L. Levine, United States	—		—
Dr. Elaine Mardis, United States	—	(8)	—
Lawrence A. Rosen, United States	—	(9)	—
Elizabeth Tallett, United States	10,130	(10)	*

* Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2018.

(1) The number of Common Shares outstanding as of January 31, 2018 was 226,556,855. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2) Does not include Common Shares subject to options or awards held by such persons at January 31, 2018. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3) Does not include 628,045 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 387,518 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4) Does not include 162,483 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2019 and February 2023. Does not include 117,966 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6) Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7) Does not include 7,893 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.43 per share. Options expire in increments during the period between April 2018 and February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

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(8) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9) Does not include 4,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(10) Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 10,496 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2018:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	628,045	2/27/2019 to 2/28/2023	$15.59 to $22.25
Roland Sackers	162,483	2/27/2019 to 2/28/2023	$15.59 to $22.25
Dr. Metin Colpan	7,893	4/29/2018 to 2/28/2022	$15.59 to $22.43
Prof. Dr. Manfred Karobath	7,893	4/29/2018 to 2/28/2022	$15.59 to $22.43
Elizabeth E. Tallett	1,563	2/28/2022	$15.59

Additional Information

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price.

QIAGEN is required to convene an Annual General Meeting in The Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements.

Additional Extraordinary General Meetings may be requested and/or convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2017.

Stock Plans

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017.

Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States

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Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board. The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act. As of January 31, 2018, there were 1.1 million options outstanding with exercise prices ranging between $14.91 and $23.16 and expiring between April 29, 2018 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 8.1 million stock unit awards outstanding as of January 31, 2018. These awards will be released between February 15, 2018 and February 28, 2027. As of January 31, 2018, options to purchase 0.8 million Common Shares and 3.4 million stock unit awards were held by the officers and directors of QIAGEN, as a group. Further detailed information regarding stock options and awards granted under the plan can be found in Note 20 included in the Consolidated Financial Statements. Independence Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions. Risk Management Reference is made to the discussion in the section "Principle Risks and Uncertainties" above. Disclosure Controls and Procedures Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Report of Management on Internal Control over Financial Reporting 70

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2017, our internal control over financial reporting is effective. Changes in Internal Control over Financial Reporting There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Independent Auditors In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2017, KPMG Accountants N.V. was appointed as external auditor for the Company for 2017 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. Whistleblower Policy and Code of Conduct We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com. Anti-Takeover Measures In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding. Dutch Corporate Governance Code - Comply or Explain The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and applicable as of the financial year 2017 and can be found at www.commissiecorporategovernance.nl. 71

Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions. To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons. We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will. The following provides an overview of exceptions that we have identified: 1. Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years. Best practice provision 2.2.2 does not apply to supervisory board members, who as of the date of the entry into force of this Code, have already held office for more than eight years, provided that best practice provision III.3.5 of the Dutch Code adopted in 2008, that is replaced by the Dutch Code 2016 is being complied with. Best practice provision III.3.5. of the Dutch Code 2008 recommends that a supervisory board member is appointed for a maximum of three 4- year terms. Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004 and Prof. Dr. Manfred Karobath in 2000. While Prof. Karobath has announced not to stand for re-election in 2018, we value the profound industry experience of Dr. Colpan and his in- depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the twelve-year term as recommended by the Dutch Code. 2. Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background. While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful, We are committed to create an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross- functional opportunities for our business areas, can quickly adapt to a fast changing environment. In 2017, our multicultural workforce was composed of 71 nationalities with an average age of 40.3 With 49.2% women we are well balanced in terms of gender on an aggregate level. We also have significantly increased the diversity of our senior leadership team and will continue to do so in the future. In 2017, almost 31% of our management positions in the four leadership levels below the Executive Committee were held by women. Information on the composition of our Managing and Supervisory Boards can be found above and more information on gender diversity within the Managing and Supervisory Board can be found about under the section "Diversity within the Management Board and Supervisory Board." 3. Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. In 2015 and 2016, the members of the Managing Board elected to receive in lieu of their cash bonus the value earned in these years in performance stock units and restricted stock units respectively which vested over two years from the grant date. 4. Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component). 72

Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members. 5. Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website. The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule. 7. Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration. QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry. NYSE Exemptions Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below: • QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting. • QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association. 73

Corporate Governance Statement This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report: • The information concerning compliance with the Dutch Corporate Governance Code (published at www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report; • The information concerning QIAGEN's risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report; • The information regarding the functioning of QIAGEN's General Meeting of Shareholders, and the authority and rights of QIAGEN's shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report; • The information regarding the composition and functioning of QIAGEN's Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under "Corporate Governance Report " and the Report of the Supervisory Board in this Annual Report; • The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report; • The information concerning the powers to issue and repurchase shares can be found under "Shareholdings and Other Information" in this Annual Report. Requirements – Germany QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to follow the applicable German capital market laws, in particular the Wertpapierhandelsgesetz. Requirements – the United States QIAGEN’s shares are listed on the New York Stock Exchange (NYSE) and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of the NYSE as are applicable to foreign private issuers. 74

Responsibility Statement of the Management Board In accordance with best practice II.1.5 of the Dutch corporate governance code of December 2008, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company's financial condition and the results of the Company's operations and provide the required disclosures. It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations. In accordance with Article 5.25c of the Financial Markets Supervisory Act, and in view of all of the above the management board confirms that, to the best of its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces. QIAGEN N.V. Peer M. Schatz Roland Sackers Chief Executive Officer Chief Financial Officer 75

QIAGEN N.V. CONSOLIDATED FINANCIAL STATEMENTS

QIAGEN N.V. CONSOLIDATED BALANCE SHEETS (in thousands) December 31, December 31, Note 2017 2016 Assets Current assets: Cash and cash equivalents (3) $ 657,714 $ 439,180 Current available-for-sale financial assets (7) 359,198 92,999 Trade accounts receivable (8) 329,138 278,244 Income taxes receivable 39,509 23,795 Inventories (3) 155,927 136,552 Other current assets (9) 82,134 45,210 Total current assets 1,623,620 1,015,980 Non-current assets: Property, plant and equipment (10) 324,011 308,708 Goodwill (12) 2,038,180 1,951,660 Other intangible assets (12) 703,014 718,295 Equity accounted investments (11) 18,462 10,826 Non-current available-for-sale financial assets (7) 36,813 42,237 Deferred tax assets (16) 67,985 95,203 Fair value of derivative financial instruments (23, 24) 224,398 190,173 Other non-current assets (9) 48,629 39,673 Total non-current assets 3,461,492 3,356,775 Total assets $ 5,085,112 $ 4,372,755 The accompanying notes are an integral part of these consolidated financial statements. Consolidated Financial Statements F-1

QIAGEN N.V. CONSOLIDATED BALANCE SHEETS (in thousands, except par value) December 31, December 31, Note 2017 2016 Liabilities and equity Current liabilities: Trade and other accounts payable $ 59,205 $ 51,218 Provisions (13) 4,853 4,664 Income tax payable 22,632 26,906 Other current liabilities (14) 232,667 225,641 Total current liabilities 319,357 308,429 Non-current liabilities: Non-current financial debts (15) 1,757,402 1,064,041 Deferred tax liabilities (16) 85,053 51,161 Fair value of derivative financial instruments (23, 24) 412,536 341,893 Other non-current liabilities (14) 84,354 97,406 Total non-current liabilities 2,339,345 1,554,501 Equity: Common Shares, 0.01 EUR par value, authorized — 410,000 shares, issued — 230,829 and 239,707 shares in 2017 and 2016, respectively 2,702 2,812 Share premium 1,687,564 1,897,399 Retained earnings (17) 1,071,393 1,059,927 Reserves (216,262) (330,307) Less treasury shares, at cost — 4,272 and 5,147 shares in 2017 and 2016, respectively (17) (118,987) (120,006) Total equity 2,426,410 2,509,825 Total liabilities and equity $ 5,085,112 $ 4,372,755 The accompanying notes are an integral part of these consolidated financial statements. Consolidated Financial Statements F-2

QIAGEN N.V. CONSOLIDATED INCOME STATEMENTS (in thousands, except per share data) Years ended December 31, Note 2017 2016 Net sales (4) $ 1,417,536 $ 1,337,991 Cost of sales (504,948) (503,954) Gross profit 912,588 834,037 Operating expenses: Other operating income 5,326 758 Research and development expense (146,046) (144,167) Sales and marketing expense (414,960) (415,412) General and administrative, restructuring, integration and other expense (193,622) (180,573) Other operating expense (6,336) (4,339) Total operating expenses, net (10, 12, 21) (755,638) (743,733) Income from operations 156,950 90,304 Financial income 10,645 6,776 Financial expense (15) (49,685) (39,022) Foreign currency losses, net (3,259) (15) Gain (Loss) from equity accounted investments (11) 3,165 (5,478) Other financial income (expense), net (15, 24) 39,408 (19,419) Total finance income (expense), net 274 (57,158) Income before income taxes 157,224 33,146 Income taxes (16) (89,846) 16,131 Net income $ 67,378 $ 49,277 - attributable to noncontrolling interest $ — $ (101) - attributable to the owners of QIAGEN N.V. $ 67,378 $ 49,378 Basic earnings per common share attributable to the owners of QIAGEN N.V. $ 0.30 $ 0.21 Diluted earnings per common share attributable to the owners of QIAGEN N.V. $ 0.29 $ 0.21 Weighted average shares outstanding (in thousands) Basic 228,074 234,800 Diluted 233,009 238,993 The accompanying notes are an integral part of these consolidated financial statements. Consolidated Financial Statements F-3

QIAGEN N.V. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands) Years ended December 31, Note 2017 2016 Net income $ 67,378 $ 49,277 Other comprehensive income (loss) not reclassified to profit or loss in subsequent periods: Gain (loss) on pensions, before tax 886 929 Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods: Foreign currency translation adjustments, before tax 136,910 (66,377) (Losses) Gains on cash flow hedges, before tax (24) (50,067) (3,969) Reclassification adjustments on cash flow hedges, before tax (24) 26,136 (6,228) Net change in fair value of available-for-sale financial assets, before tax (7) (854) (1,421) Other comprehensive income (loss), before tax 113,011 (77,066) Income tax relating to components of other comprehensive loss 1,034 2,563 Total other comprehensive loss, after tax 114,045 (74,503) Comprehensive (loss) income 181,423 (25,226) Comprehensive income attributable to non-controlling interest — (545) Comprehensive (loss) income attributable to the owners of QIAGEN N.V. $ 181,423 $ (25,771) The accompanying notes are an integral part of these consolidated financial statements. Consolidated Financial Statements F-4

QIAGEN N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) Years ended December 31, Note 2017 2016 Net income $ 67,378 $ 49,277 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 226,491 222,608 Non-cash impairments (6) 5,137 45,462 Amortization of debt discount and issuance costs 24,773 20,451 Deferred income taxes (16) 55,773 (57,797) Share based compensation (20) 34,442 28,288 Loss (gain) on available for sale financial instruments (7) 1,055 (1,360) Reversals of contingent consideration (3,269) (6,501) Other non-cash items, including fair value changes in derivatives (15, 24) (42,829) 38,255 Changes in operating assets and liabilities: Accounts receivable (8) (34,165) (12,238) Inventories (3) (21,633) (20,346) Other current assets (5,245) 6,640 Other non-current assets (441) 3,549 Accounts payable 4,321 (1,466) Accrued and other liabilities (14) 9,056 28,845 Other non-current liabilities 24,090 8,054 Income taxes (16) 3,156 31,152 Interest paid (20,252) (18,227) Interest received 7,478 6,082 Income taxes paid, net of refunds (40,499) (22,670) Net cash provided by operating activities 294,817 348,058 Cash flows from investing activities: Purchases of property, plant and equipment (27,225) (28,317) Purchases of intangible assets (12) (97,180) (65,607) Development expenses (12) (8,038) (5,674) Proceeds from sale of equipment 42 63 Purchases of available-for-sale financial assets (7) (450,564) (496,304) Proceeds from available-for-sale financial assets (7) 189,006 533,847 Purchase of investments (11) (4,777) (23,448) Cash paid for acquisitions, net of cash acquired (5) (50,549) (90,490) Cash paid for collateral asset (20,707) (1,200) Other investing activities (2,310) (7,600) Net cash used in investing activities (472,302) (184,730) Cash flows from financing activities: Capital repayment (15) (243,945) — Proceeds from issuance of cash convertible notes, net of issuance costs (15) 394,391 — Proceeds from long-term debt, net of issuance costs (15) 329,875 — Purchase of call option related to cash convertible notes (15) (73,646) — Proceeds from issuance of warrants (15) 45,396 — Repayment of long-term debt (15) — (6,738) Principal payments on finance leases (1,402) (1,322) Proceeds from issuance of common shares 6,075 6,269 Purchase of treasury shares (17) (60,970) — Other financing activities (8,587) (9,595) Net cash used in financing activities 387,187 (11,386) Effect of exchange rate changes on cash and cash equivalents 8,832 (2,773) Net increase in cash and cash equivalents 218,534 149,169 Cash and cash equivalents, beginning of period 439,180 290,011 Cash and cash equivalents, end of period $ 657,714 $ 439,180 Supplemental disclosure of non-cash investing and financing activities: Equipment purchased through capital lease $ 88 $ 113 The accompanying notes are an integral part of these consolidated financial statements. Consolidated Financial Statements F-5

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares								Treasury Shares				
	Note	Shares	Amount	Share premium	Retained earnings	Cash flow hedge reserve	Available-for-sale reserve	Pension reserve	Foreign currency translation	Shares	Amount	Equity attributable to the owners of QIAGEN N.V.	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2016		239,707	$ 2,812	$1,862,835	$1,036,687	$ 48	$ 1,215	$ (2,148)	$ (254,273)	(6,702)	$ (152,412)	$ 2,494,764	$ 2,034	$2,496,798
Net income (loss)		—	—	—	49,378	—	—	—	—	—	—	49,378	(101)	49,277
Other comprehensive income (loss)		—	—	—	—	(7,648)	(1,371)	650	(66,780)	—	—	(75,149)	646	(74,503)
Total comprehensive income		—	—	—	49,378	(7,648)	(1,371)	650	(66,780)	—	—	(25,771)	545	(25,226)
Tax benefit of employee stock plans		—	—	6,276	—	—	—	—	—	—	—	6,276	—	6,276
Share-based payments			—	28,288	—	—	—	—	—	—	—	28,288	—	28,288
Employee stock plans		—	—	—	(26,138)	—	—	—	—	1,555	32,406	6,268	—	6,268
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests				—	—	—	—	—	—	—	—	—	(2,624)	(2,624)
Acquisition of Exiqon A/S		—	—	—	—	—	—	—	—	—	—	—	5,519	5,519
Acquisition of Exiqon A/S shares from non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	(5,474)	(5,474)
BALANCE AT DECEMBER 31, 2016		239,707	$ 2,812	$1,897,399	$1,059,927	$ (7,600)	$ (156)	$ (1,498)	$ (321,053)	(5,147)	$ (120,006)	$ 2,509,825	$ —	$2,509,825
Net income (loss)		—	—	—	**67,378**	—	—	—	—	—	—	**67,378**	—	**67,378**
Other comprehensive income (loss)		—	—	—	—	**(22,887)**	**(786)**	**620**	**137,098**	—	—	**114,045**	—	**114,045**
Total comprehensive income		—	—	—	**67,378**	**(22,887)**	**(786)**	**620**	**137,098**	—	—	**181,423**	—	**181,423**
Capital Repayment	**(17)**	**(8,878)**	**(110)**	**(244,319)**	—	—	—	—	—	**191**	—	**(244,429)**	—	**(244,429)**
Purchase of treasury shares	**(17)**	—	—	—	—	—	—	—	—	**(1,909)**	**(60,970)**	**(60,970)**	—	**(60,970)**
Tax benefit of employee stock plans	**(20)**	—	—	**42**	—	—	—	—	—	—	—	**42**	—	**42**
Share-based payments	**(20)**	—	—	**34,442**	—	—	—	—	—	—	—	**34,442**	—	**34,442**
Employee stock plans	**(20)**	—	—	—	**(55,912)**	—	—	—	—	**2,593**	**61,989**	**6,077**	—	**6,077**
BALANCE AT DECEMBER 31, 2017		**230,829**	**$ 2,702**	**$1,687,564**	**$1,071,393**	**$(30,487)**	**$ (942)**	**$ (878)**	**$ (183,955)**	**(4,272)**	**$ (118,987)**	**$ 2,426,410**	**$ —**	**$2,426,410**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F-6

QIAGEN N.V. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 1. Corporate Information, Basis of Presentation and Statement of Compliance QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries. The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting standards (IFRS) as endorsed by the European Union (EU) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements also comply with the financial reporting requirements included in Section 9 in Book 2 of the Netherlands Civil Code, as far as applicable. On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.). On June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark and on November 20, 2015, we acquired MO BIO Laboratories, Inc., located in Carlsbad, California. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. Certain prior year amounts related to deferred taxes have been reclassified in Note 16 Income Tax and the Consolidated Statements of Cash Flows. For the year ended December 31, 2016, $2.0 million has been reclassified from current income tax to deferred income tax. Certain prior year amounts related to restructuring costs have been reclassified to conform to the current year presentation. For the year ended December 31, 2016, $26.3 million and $25.0 million costs were reclassified out of research and development and sales and marketing, respectively, to general and administrative, restructuring, integration and other. These reclassifications had no effect on income from operations. The consolidated financial statements of QIAGEN for the year ended December 31, 2017, were authorized for issue in accordance with a resolution of the Supervisory Board on April 11, 2018. 2. Effects of New Accounting Policies and Disclosures The new accounting policy adopted in 2017 did not have a material impact to the condensed consolidated financial statements. • In January 2016, the IASB issued amendments to IAS 12, Income Taxes. The amendments, Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12), clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The amendments are effective for annual periods beginning on or after January 1, 2017. We adopted as of January 1, 2017 without any impact on our financial position, results of operations or cash flows at adoption. New and amended standards and interpretations not yet adopted: We have not early adopted the following new and amended standards. We intend to adopt the new and amended standards at their effective dates. • In June 2016, the IASB issued three amendments to IFRS 2, Share-based Payment, to eliminate diversity in practice in the classification and measurement of particular share-based payment transactions. The amendments are narrow in scope and address specific areas of classification and measurement and are intended to eliminate diversity in practice in three main areas: The effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; Consolidated Financial Statements F-7

The classification of a share-based payment transaction with net settlement features for withholding tax obligations; and The accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective for accounting periods beginning on or after January 1, 2018. Entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. We adopted the amendments on January 1, 2018 without any impact on our financial position, results of operations or cash flows at adoption. • The IASB completed its process to replace IAS 39, Financial Instruments: Recognition and Measurement, with the issuance of the final amendments to IFRS 9. The IASB issued the fourth and final version of IFRS 9, Financial Instruments, which will be applicable beginning on or after January 1, 2018. The new guidance is expected to mainly impact the classification and measurement of financial assets and will result in additional disclosures. We continue to evaluate the impact on our financial position, results of operations and cash flows as well as the disclosures to be included in the annual report for 2018. These will be finalized in the coming year and included in the half-year reporting. • In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers and the standard will be effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. This standard could impact in particular in the areas of allocating revenue to the different performance obligations under one contract and the timing of revenue recognition. The standard foresees different alternative approaches for the adoption of the new guidance. We adopted this standard on its effective date, January 1, 2018 using the modified retrospective method. The new standard is largely consistent with the existing guidance and current practices applied by our business and we do not expect a material impact on our existing revenue accounting policies. The new standard also requires additional disclosures including quantitative and qualitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts. The Company is in the process of finalizing changes to support recognition and disclosure under the new revenue standard. These will be finalized in the coming year and included in the half-year reporting. • In January 2016, the IASB published IFRS 16 Leases. Under the new guidance, lessees will be required to present right-of-use assets and lease liabilities on the balance sheet. This new lease guidance requires that a lessee recognize the following for leases at the commencement date: • A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and • A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial application of IFRS 16. A lessee should apply IFRS 16 to its leases either: (a) retrospectively to each prior reporting period presented applying IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; or (b) retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application. A lessor is not required to make any adjustments on transition for leases in which it is a lessor and should account for those leases applying IFRS 16 from the date of initial application. We expect this standard to increase total assets and total liabilities, however, it has not yet been possible to estimate the amount of right to use assets and lease liabilities that will be recognized on the balance sheet. We have also not yet decided which exemptions will be adopted. We do not plan to early adopt this standard and we anticipate that the adoption of this standard will require changes to our systems and processes. We will continue our assessment and implementation throughout 2018. 3. Summary of Significant Accounting Policies, Estimates and Judgments Significant Accounting Policies 3.1 Consolidation Principles The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2017 and for the year then ended. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. An entity is controlled when the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to affect those returns through its power over the entity. In determining whether control exists, potential voting rights must be taken into account if Consolidated Financial Statements F-8 those rights are substantive, in other words they can be exercised on a timely basis when decisions about the relevant activities of the entity are to be taken. Entities consolidated by the Company are referred to as "subsidiaries." The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-Company balances, income and expenses, unrealized gains and losses and dividends resulting from intra-Company transactions are eliminated in full. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the noncontrolling interest. Total comprehensive income is attributed to the owners of the parent and to the noncontrolling interest even this results in a deficit balance. A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any noncontrolling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent's share of components previously recognized in other comprehensive income to profit or loss. 3.2 Business Combinations and Goodwill Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any noncontrolling interest in the acquiree. The Company measures the noncontrolling interest in the acquiree at fair-value. Acquisition related costs incurred are expensed. When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity. Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the Company's net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as profit. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Therefore, we concluded that the consolidated Company as a whole qualifies as one cash generating unit. 3.3 Equity Accounted Investments Investments in entities in which the Company has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control are accounted for using the equity method. Under the equity method, the investment is carried in the statement of financial position at cost plus post acquisition changes in the Company's share of net assets of the associate. After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company's investment. The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the income statement. Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. 3.4 Foreign Currency Translation Consolidated Financial Statements F-9

The Company's presentation currency is the U.S. dollar (US$) which is also the parent company's functional currency. The subsidiaries' functional currencies are the local currency of the respective country with the exception of QIAGEN U.S. Finance Holdings (Luxembourg) SARL and QIAGEN Finance (Ireland) Ltd. which functional currencies are the U.S. dollar. Statements of financial position prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders' equity. On disposal of the Group Company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions involving monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses realized until settlement are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity. The net (loss) gain on foreign currency transactions in 2017 was $(3.3) million, and in 2016 was less than $0.1 million.

The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate	
(US$ equivalent for one)	**2017**	**2016**	**2017**	**2016**
Euro (EUR)	**1.1993**	1.0541	**1.1292**	1.1068
Pound Sterling (GBP)	**1.3517**	1.2312	**1.2882**	1.3560
Swiss Franc (CHF)	**1.0249**	0.9816	**1.0156**	1.0153
Australian Dollar (AUD)	**0.7815**	0.7222	**0.7666**	0.7439
Canadian Dollar (CAD)	**0.7975**	0.7430	**0.7710**	0.7552
Japanese Yen (JPY)	**0.0089**	0.0085	**0.0089**	0.0092
Chinese Yuan (CNY)	**0.1537**	0.1440	**0.1480**	0.1506

3.5 Revenue Recognition

Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Consumable and Related Products: In the last three years, revenue from consumable product sales has accounted for approximately 79%-80% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $2.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management's evaluation of specific factors that impact the risk of returns.

Revenues from related products include software-as-a-service (SaaS), license fees, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 7%-8% of our net sales. Revenue from SaaS arrangements is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.

Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has

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accounted for approximately 12%-13% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) and recognized for each unit of accounting as appropriate. We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met: • The delivered items have value to the client on a stand-alone basis; • The arrangement includes a general right of return relative to the delivered items, and • Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company. Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. When applying the relative selling price method, the selling price for each deliverable is determined using (a) company-specific objective evidence of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither company-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period or periods in which the final deliverable is provided. We have evaluated the deliverables in our multiple-component arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on company-specific objective evidence, which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. Company-specific objective evidence of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. Company-specific objective evidence of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our arrangements do not include any provisions for cancellation or refunds. Shipping and Handling Income and Costs Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2017 and 2016, shipping and handling costs totaled $28.6 million and $26.5 million, respectively. Advertising Costs The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2017 and 2016 were $7.2 million and $8.4 million, respectively. General and Administrative, Restructuring, Integration and Other General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, Consolidated Financial Statements F-11 advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. See Note 6 for Restructuring details. 3.6 Research and Development Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate: • The technical feasibility of completing the intangible asset so that it will be available for use or sale. • Its intention to complete and its ability to use or sell the asset. • How the asset will generate probable future economic benefits. • The availability of resources to complete the asset and to use or sell the intangible asset. • The ability to measure reliably the expenditure during development. Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between three and five years). 3.7 Government Grants We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized. The Company has received cost grants and investment grants. In 2017, the Company recorded income from government grants in the amount of $1.6 million (2016: $0.4 million). As of December 31, 2017, liabilities in the amount of $2.0 million (2016: $1.8 million) are recorded with respect to grants which have been received but for which not all conditions have been met. 3.8 Borrowing Costs Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur. 3.9 Post-Employment Benefits The Company operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Company provides for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The Company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Refer to Note 21 'Employee Benefits' for more details. 3.10 Share-Based Payments The Company has a stock option plan, which is described in detail under Note 20 'Share-Based Payments'. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium. Consolidated Financial Statements F-12

3.11 Taxation Taxes reported in the consolidated income statements include current and deferred income taxes. Current income tax Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. Deferred tax Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Income tax exposure Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of Interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group Company's domicile. 3.12 Financial Assets The Company classifies its financial assets in the following categories: at fair value through profit or loss (FVTPL), loans and receivables (LaR), held-to maturity, and available for sale (Afs), or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company's financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments. Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Company retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or the Company has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets. Where the Company has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Company's continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Company could be required to repay. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay. Financial assets at fair value through profit or loss (FVTPL) Consolidated Financial Statements F-13

Financial assets at fair value through profit or loss include derivative financial instruments not designated as hedging instrument and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as at fair value through profit or loss if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the income statement. The Company has not designated any financial assets upon initial recognition as at fair value through profit or loss. The Company evaluated its financial assets at fair value through profit and loss whether the intent to sell them in the near term is still appropriate. When the Company is unable to trade these financial assets due to inactive markets and management's intent to sell them in the foreseeable future significantly changes, the Company may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments and hedge relations as defined by IAS 39 Financial Instruments: Recognition and Measurement. Loans and receivables (LaR) Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs. Available-for-sale financial investments (Afs) Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other financial income and expense, or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other financial income and expense and removed from the available-for-sale reserve. The Company evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Company is unable to trade these financial assets due to inactive markets and management's intent significantly changes to do so in the foreseeable future, the Company may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity. For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity (Available-for-sale reserve in other comprehensive income) is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement other financial income and expense. 3.13 Financial Liabilities Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, less directly attributable transaction costs. The Company's financial liabilities include trade and other payables, bank overdraft, loans and borrowings, and derivative financial instruments. Consolidated Financial Statements F-14

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement. Financial liabilities at fair value through profit or loss Financial liabilities are classified at fair value through profit or loss if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains or losses on liabilities at fair value through profit or losses are recognized in the income statement. The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss. Loans and borrowings After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance cost in the income statement. 3.14 Offsetting of Financial Instruments Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. 3.15 Fair Value of Financial Instruments The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (mid-price), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 23 'Fair Value Measurements'. 3.16 Derivative Financial Instruments Initial recognition and subsequent measurement The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps contracts to mitigate its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement. Refer to Note 24 'Financial Risk Factors and Use of Derivative Financial Instruments' for more details. 3.17 Cash and Cash Equivalents Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase. (in thousands) 2017 2016 Cash at bank and on hand $ 139,597 $ 137,615 Short-term bank deposits 518,117 301,565 Cash and Cash Equivalents $ 657,714 $ 439,180 3.18 Inventories Consolidated Financial Statements F-15

Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory. (in thousands) 2017 2016 Raw materials $ 23,717 $ 29,402 Work in process 33,153 28,123 Finished goods 99,057 79,027 Inventories $ 155,927 $ 136,552 Included in inventories as of December 31, 2017, are $18.9 million (2016: $15.2 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. During 2017 inventories in the amount of $182.5 million have been recognized as cost of sales (2016: $167.8 million). 3.19 Property, Plant and Equipment Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets: Buildings and improvements 5-40 years Machinery and equipment 3-10 years Furniture and office equipment 3-10 years Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end. 3.20 Leases The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. Company as a lessee Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term. Company as a lessor Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Contingent rents are recognized as revenue in the period in which they are earned. 3.21 Intangible Assets Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Consolidated Financial Statements F-16

Company and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset. Developed technology, patents and license rights, computer software, development costs and other intellectual properties are amortized on a straight-line basis over their estimated useful lives as follows: Developed technology, patents and license rights 5-15 years Computer software 3-7 years Development costs 3-5 years Other intellectual properties 5-15 years 3.22 Impairment Impairment of financial assets The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Where the carrying amount of a financial asset exceeds its estimated future cash flows, the asset is considered impaired and is written down to its recoverable amount. Impairment of non-financial assets The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation. For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior Consolidated Financial Statements F-17 years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. Goodwill Goodwill is subject to impairment tests annually, as of October 1, or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or Company of cash- generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets Intangible assets with indefinite useful lives are tested for impairment annually as of October 1 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired. 3.23 Provisions Provisions are recognized by the Company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments. 3.24 Segment Reporting We determined that we operate as one operating segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one cash generating unit. 3.25 Cash Flow Statement The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the statements of financial position as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2017 and 2016 such eliminations primarily related to non-cash impacts from the convertible bonds. Significant Accounting Estimates and Judgments The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. Purchase Price Allocation The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination. We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, Consolidated Financial Statements F-18 estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available. Fair Value Measurements We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique. Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry- standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace. Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial condition or results of operations could be affected in the period of any change. For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate. Impairment of Intangible Assets Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22. In the fourth quarter of 2017, we performed our annual impairment assessment of goodwill (using data as of October 1, 2017). We performed our goodwill impairment testing on a single cash generating unit basis which is consistent with our reporting structure. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These projections also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows, growth rates and weighted average cost of capital were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2017 or through December 31, 2017. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates. Development Costs Development costs are capitalized in accordance with the accounting policy stated under Note 3.6. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. At least annually, management reviews the carrying amount of projects and assessed whether they were impaired or not. Income Taxes The Company is subject to income taxes in numerous jurisdictions that require estimates to be made based on interpretations of laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing Consolidated Financial Statements F-19 interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made. Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits. Share-Based Payments - Stock Options The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 20 'Share-Based Payments'. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. Share-Based Payments - Restricted Stock Units and Performance Stock Units Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed. 4. Segment Information Considering the acquisition made during 2017, we determined that we still operate as one business segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information and operating income is shown in the tables below. Product Category Information Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. (in thousands) 2017 2016 Net Sales Consumables and related revenues $ 1,242,715 $ 1,166,131 Instrumentation 174,821 171,860 Total $ 1,417,536 $ 1,337,991 Geographical Information Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.0 million and $12.4 million for the years ended 2017 and 2016, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below. Consolidated Financial Statements F-20

(in thousands) 2017 2016 Net Sales Americas: United States $ 579,906 $ 555,676 Other Americas 73,478 71,797 Total Americas 653,384 627,473 Europe, Middle East and Africa 462,980 428,055 Asia Pacific and Rest of World 301,172 282,463 Total $ 1,417,536 $ 1,337,991 Long-lived assets include property, plant and equipment, goodwill, other intangible assets, equity accounted investments, non- current available-for-sale financial assets and other non-current assets. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $21.9 million and $20.8 million for the years ended 2017 and 2016, respectively. (in thousands) 2017 2016 Long-lived assets Americas: United States $ 1,859,418 $ 1,801,426 Other Americas 11,248 10,954 Total Americas 1,870,666 1,812,380 Germany 579,544 493,510 Other Europe, Middle East and Africa 462,679 517,005 Asia Pacific and Rest of World 256,220 248,504 Total $ 3,169,109 $ 3,071,399 Operating Income Information Our chief operating decision maker (CODM) makes decisions with regard to business operations and resource allocation considering many measures, the primary income measure being adjusted operating income. Adjusted results are financial measures that are considered to provide insight into our core business performance. The table below provides details regarding adjustments from the primary metric used by the CODM to income from operations for the years ended December 31, 2017 and 2016. (in thousands) 2017 2016 Adjusted income from operations $ 371,461 $ 256,607 Purchased intangible amortization (112,147) (119,220) Business integration and acquisition related items (105,896) (38,560) Development costs (2,004) (4,942) Other income and expense 5,536 (3,581) Income from operations $ 156,950 $ 90,304 5. Acquisitions Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying consolidated income statements from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing. Consolidated Financial Statements F-21

2017 Acquisitions On January 6, 2017, we acquired OmicSoft Corporation, a leading provider of omics data management solutions located in Cary, North Carolina (U.S.). This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2017, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein. 2016 Acquisitions During the second quarter of 2016, we acquired a majority shareholding in Exiqon A/S (Exiqon), a publicly traded Danish company headquartered in Vedbaek, Denmark, which is a leading provider of RNA analysis solutions with a proprietary Locked Nucleic Acid (LNA) technology. The acquisition expands our leadership position in Sample to Insight solutions for RNA analysis. On June 28, 2016, we paid DKK 627.4 million ($95.2 million) for approximately 94.52% of the outstanding Exiqon common shares. On the acquisition date, the fair value of the remaining shares was $5.5 million. The fair value of this noncontrolling share was based on reference to quoted market values of Exiqon stock. During the year ended December 31, 2016, we acquired the remaining Exiqon shares for $5.5 million in cash, which is included in other financing activities in the accompanying consolidated statements of cash flows, and as of December 31, 2016 we held 100% of Exiqon's shares. For the year ended December 31, 2016, acquisition-related costs of $6.3 million are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. The final purchase price allocation as of December 31, 2017 did not differ from the preliminary purchase price allocation as of June 30, 2016 other than a $9.4 million increase in developed technology, a $9.2 million increase in deferred tax asset on tax loss carry forwards, a $2.8 million decrease in customer relationships, a $1.2 million increase of long-term deferred tax liability, a $0.4 million increase in prepaid expenses and other current assets and an additional $0.3 million increase of other opening balance sheet liabilities. The corresponding impact for these adjustments was a decrease to goodwill of $14.7 million. Exiqon (in thousands) acquisition Purchase Price: Cash consideration $ 95,163 Fair value of remaining shares 5,519 $ 100,682 Final Allocation: Cash and cash equivalents $ 4,824 Accounts receivable 3,581 Inventory 1,553 Prepaid expenses and other current assets 1,853 Accounts payable (1,289) Accruals and other current liabilities (11,587) Debt assumed (6,068) Other long-term liabilities (197) Deferred tax asset on tax loss carry forwards 10,016 Fixed and other long-term assets 2,870 Developed technology 18,500 Customer relationships 3,800 Tradenames 1,400 Goodwill 76,807 Deferred tax liability on fair value of identifiable intangible assets acquired (5,381) $ 100,682 The weighted average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes. Consolidated Financial Statements F-22

Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of Exiqon did not have a material impact to net sales, net income or earnings per share on a pro forma basis.

6. Restructuring

2017 Restructuring

During the fourth quarter of 2017, we initiated restructuring initiatives to mitigate the negative impacts stemming from the U.S. tax legislation as further discussed in Note 16. Total pre-tax costs are expected to be between $22.8 million and $24.8 million, of which $7.6 million was incurred in 2017. Future pre-tax costs between $15.2 million to $17.2 million are expected to be incurred in 2018 primarily related to personnel and other costs.

The following table summarizes the cash components of the restructuring activity.

(in thousands)	Consulting Costs
Costs incurred in 2017	**$ 4,583**
Foreign currency translation adjustment	**2**
Liability at December 31, 2017	**$ 4,585**

The Personnel Related and Consulting Costs are included within general and administrative, restructuring, integration and other and an additional $3.0 million of inventory write-offs is included in cost of sales in the accompanying consolidated statement of income for the year ended December 31, 2017. The liability of $4.6 million is included in other current liabilities in the accompanying consolidated balance sheet at December 31, 2017.

2016 Restructuring

During the fourth quarter of 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently in the coming years. Measures include simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. No significant additional costs will be incurred related to this program. Cumulative costs for this program are as follows:

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Asset Impairments & Disposals	Total
Cost of sales	$ 1,222	$ 205	$ 43	$ 11,553	$ 13,023
General and administrative, restructuring, integration and other	17,998	6,960	8,272	22,963	56,193
Other expense, net	—	—	—	10,946	10,946
Total 2016 costs	$ 19,220	$ 7,165	$ 8,315	$ 45,462	$ 80,162
Cost of sales	**$ 1,071**	**$ —**	**$ 238**	**$ —**	**$ 1,309**
General and administrative, restructuring, integration and other	**8,097**	**350**	**9,612**	**—**	**18,059**
Total 2017 costs	**$ 9,168**	**$ 350**	**$ 9,850**	**$ —**	**$ 19,368**
Total cumulative costs	**$ 28,388**	**$ 7,515**	**$ 18,165**	**$ 45,462**	**$ 99,530**

Personnel Related expenses during 2017 and 2016 includes reductions in costs of $0.7 million and $2.0 million, respectively, as a result of forfeitures of share-based compensation in connection with terminations. During the year ended December 31, 2016, Asset Impairments and Disposals include $31.4 million for intangible asset impairments, $2.0 million for fixed asset abandonments, and $1.1 million primarily in connection with the write-off of prepaid contract costs. The total $10.9 million of expense included in other expense, net in the accompanying consolidated statements of income is composed of $8.3 million associated with an impairment of an equity method investment and a disposal of goodwill of $2.6 million.

Consolidated Financial Statements F-23

The following table summarizes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Costs incurred in 2016	$ 21,252	$ 7,165	$ 8,315	$ 36,732
Payments	(2,742)	(601)	(2,391)	(5,734)
Facility deferred rent reclassified to restructuring liability	—	1,326	—	1,326
Foreign currency translation adjustment	(30)	(8)	19	(19)
Liability at December 31, 2016	$ 18,480	$ 7,882	$ 5,943	$ 32,305
Additional costs in 2017	**12,985**	**1,798**	**9,883**	**24,666**
Release of excess accrual	**(3,083)**	**(1,448)**	**(30)**	**(4,561)**
Payments	**(25,586)**	**(7,478)**	**(14,887)**	**(47,951)**
Facility deferred rent reclassified to restructuring liability	—	**241**	—	**241**
Foreign currency translation adjustment	**1,126**	**57**	**157**	**1,340**
Liability at December 31, 2017	**$ 3,922**	**$ 1,052**	**$ 1,066**	**$ 6,040**

At December 31, 2017, $5.2 million of the liability is included in other current liabilities and $0.8 million is included in other non-current liabilities in the accompanying consolidated balance sheet. At December 31, 2016, $27.6 million of the liability is included in other current liabilities and $4.7 million is included in other non-current liabilities in the accompanying consolidated balance sheet.

7. Available-for-sale Financial Assets

(in thousands)	2017	2016
Current Available-for-sale financial assets:		
Unquoted debt securities	**$ 359,198**	$ 89,300
Term deposits and short-term funds	—	3,699
Current Available-for-sale Financial Assets	**$ 359,198**	$ 92,999
Non-current Available-for-sale financial instruments:		
Quoted equity securities	**$ 3,208**	$ 4,064
Unquoted equity securities	**33,605**	38,173
Non-current Available-for-sale Financial Assets	**$ 36,813**	$ 42,237
Total Available-for-sale Financial Assets	**$ 396,011**	$ 135,236

Unquoted Debt Securities

At December 31, 2017 and 2016, we had $359.2 million and $89.3 million, respectively, of loan receivables and commercial paper due from financial institutions. These loan receivables and commercial paper are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2017, these loans consist of $308.2 million and €42.5 million ($51.0 million as of December 31, 2017) which mature at various dates through December 2018. All instruments have an original tenor of more than 12 months but can be redeemed on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may redeem the loans at our discretion.

Term Deposits and Short-Term Funds

At December 31, 2016, we had €3.5 million ($3.7 million) in term deposits which matured in August 2017. The deposits could be withdrawn at the end of each quarter without penalty and were therefore classified as current assets in the accompanying consolidated balance sheets.

For the years ended December 31, 2017 and 2016, proceeds from sales of current available-for-sale financial assets totaled $189.0 million and $533.8 million, respectively, and purchases of current available-for-sale financial assets totaled $450.6 million and $496.3 million, respectively. During the years ended December 31, 2017 and 2016, realized gains totaled $1.1 million and $1.4 million, respectively.

Consolidated Financial Statements F-24

Quoted Equity Securities

During 2016, we made an investment in HTG Molecular Diagnostics, Inc. (HTGM), a publicly traded company. At December 31, 2017, we held 833,333 shares with a cost basis of $2.0 million. As of December 31, 2017 and 2016, the fair market value of these shares was $1.7 million and $1.9 million, respectively. During 2017, we purchased a convertible loan from HTGM as further discussed in Note 22. Additionally, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security during 2015 upon the completed IPO of its Dutch holding company, Curetis N.V. At December 31, 2017, we hold 320,424 shares of Curetis N.V. with a cost basis of $2.3 million and a fair market value of $1.5 million. We held 320,712 shares with a cost basis of $2.3 million and a fair value of $2.2 million as of December 31, 2016. Non-current marketable securities are included in non-current available for sale financial instruments in the consolidated balance sheets.

Unquoted Equity Securities

At December 31, 2017 and 2016, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $33.6 million and $38.2 million, respectively, which are included in non-current available for sale assets in the consolidated balance sheets. These cost-method investments are stated at acquisition cost as there are no active markets which provide reliable fair values. Changes in fair value of these cost-method investments are identified when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During the years ended December 31, 2017, and 2016, we made cost-method investments totaling $0.3 million, and $20.5 million, respectively. In 2017 ,we recorded total impairments to cost method investments of $5.1 million in other operating expense. In 2016, we converted a $0.6 million short-term loan into additional ownership interest of a cost-method investment.

Movements in available-for-sale financial assets were as follows:

(in thousands)	2017	2016
Available-for-sale financial assets as at January 1st	$ 135,236	$ 151,471
Unquoted equity securities acquired	278	20,455
Unquoted equity securities converted	—	617
Disposals of unquoted equity securities	(5,137)	—
Quoted equity securities acquired	—	2,000
Unrealized (loss) gain on quoted equity securities	(855)	(1,421)
Unquoted debt securities acquired	450,564	496,304
Unquoted debt securities sold	(189,006)	(533,847)
Gain (loss) on sales of unquoted debt securities	(1,055)	1,360
Translation	5,986	(1,703)
Available-for-sale financial assets as at December 31st	$ 396,011	$ 135,236

8. Trade Accounts Receivable

(in thousands)	2017	2016
Trade accounts receivable	$ 319,913	$ 272,325
Allowance for doubtful accounts	(8,008)	(7,614)
Notes receivable	17,233	13,533
Trade Accounts Receivable	$ 329,138	$ 278,244

We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired:

(in thousands)	Carrying amount, net of allowance	Thereof neither past due nor impaired	Less than 30 days	Between 31 to 60 days	Between 61 to 90 days	More than 90 days
December 31, 2017						
Trade accounts receivable	$ 311,905	$ 189,552	$ 49,478	$ 16,693	$ 10,476	$ 45,706
December 31, 2016						
Trade accounts receivable	$ 264,711	$ 167,845	$ 38,553	$ 15,777	$ 10,019	$ 32,517

Consolidated Financial Statements F-25

The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates. The following table shows the development of allowances on trade accounts receivable: (in thousands) 2017 2016 Provision for doubtful accounts as at January, 1st $ 7,614 $ 7,255 Additions (recognized as expense) 3,094 2,135 Write-offs (3,233) (1,642) Currency translation adjustments and other 533 (134) Provision for doubtful accounts as at December 31st $ 8,008 $ 7,614 All additions and write-offs relate to provisions for individual impairments. 9. Other Current and Non-current Assets Other current assets at December 31, 2017 and 2016 consist of the following: (in thousands) 2017 2016 Prepaid expenses and other $ 30,245 $ 21,088 Cash collateral 21,907 1,200 Value added tax 17,870 14,985 Fair values of derivative financial instruments 9,033 5,386 Grant receivables 1,560 808 Current lease receivables 1,519 1,743 Other Current Assets $ 82,134 $ 45,210 Other non-current assets at December 31, 2017 and 2016 consist of the following: (in thousands) 2017 2016 Non-current loans receivable with related parties including interest $ 17,713 $ 13,067 Prepaid licenses 11,261 10,727 Other non-current assets 11,016 7,426 Prepayment of intangibles 7,167 4,420 Non-current deposits and escrow payments 1,311 4,033 Other Non-current Assets $ 48,468 $ 39,673 Consolidated Financial Statements F-26

10. Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2016	$ 284,969	$ 253,556	$ 92,280	$ 32,549	$ 8,077	$ 671,431
Currency adjustments	(4,948)	(9,014)	(2,205)	(1,894)	(47)	(18,108)
Additions	3,840	23,469	4,137	1,813	7,474	40,733
Business combinations	—	1,055	397	155	102	1,709
Disposals	(254)	(16,121)	(7,195)	(544)	—	(24,114)
Transfers	1,103	4,403	2,146	630	(8,282)	—
December 31, 2016	284,710	257,348	89,560	32,709	7,324	671,651
Currency adjustments	**21,079**	**22,129**	**6,874**	**2,413**	**518**	**53,013**
Additions	**3,788**	**24,451**	**6,148**	**1,770**	**11,112**	**47,269**
Business combinations	**—**	**—**	**—**	**80**	**—**	**80**
Disposals	**(148)**	**(7,768)**	**(5,625)**	**(246)**	**(42)**	**(13,829)**
Transfers	**324**	**3,015**	**6,300**	**646**	**(10,285)**	**—**
December 31, 2017	**$ 309,753**	**$ 299,175**	**$ 103,257**	**$ 37,372**	**$ 8,627**	**$ 758,184**

Depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2016	$ (68,226)	$ (184,286)	$ (69,468)	$ (23,438)	—	$ (345,418)
Currency adjustments	1,717	8,746	1,920	997	—	13,380
Additions	(8,056)	(32,543)	(8,362)	(2,023)	—	(50,984)
Impairment losses	—	(1,755)	(79)	(118)	—	(1,952)
Disposals	194	14,749	6,595	493	—	22,031
December 31, 2016	(74,371)	(195,089)	(69,394)	(24,089)	—	(362,943)
Currency adjustments	**(7,294)**	**(16,181)**	**(6,518)**	**(1,853)**	**—**	**(31,846)**
Additions	**(8,118)**	**(30,092)**	**(9,953)**	**(1,876)**	**—**	**(50,039)**
Disposals	**108**	**5,443**	**4,967**	**137**	**—**	**10,655**
December 31, 2017	**(89,675)**	**(235,919)**	**(80,898)**	**(27,681)**	**—**	**(434,173)**
Net book value						
December 31, 2016	$ 210,339	$ 62,259	$ 20,166	$ 8,620	$ 7,324	$ 308,708
December 31, 2017	**$ 220,078**	**$ 63,256**	**$ 22,359**	**$ 9,691**	**$ 8,627**	**$ 324,011**

No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2017 and 2016. The net carrying amount of property, plant and equipment under finance lease contracts, primarily buildings, amounts to $1.4 million as of December 31, 2017 (2016: $1.9 million).

The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end. For the years ended December 31, 2017 and 2016, interest capitalized in connection with construction projects was not significant.

During the year ended December 31, 2016, $2.0 million of impairment charges were recognized in general and administrative, restructuring, integration and other expense in the accompanying consolidated income statement.

Consolidated Financial Statements F-27

11. Equity Accounted Investments

We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements.

Amounts from equity method investments considered in the financial statements are as follows:

($ in thousands)	Ownership Percentage	Equity investments as of December 31, 2017	Equity investments as of December 31, 2016	Share of income (loss) for the years ended December 31, 2017	Share of income (loss) for the years ended December 31, 2016
PreAnalytiX GmbH	50.00%	$ 7,562	$ 3,519	$ 3,818	$ 3,067
Biotype Innovation GmbH	24.90%	3,821	3,339	39	(335)
MAQGEN Biotechnology Co., Ltd	40.00%	3,285	—	(542)	—
Pyrobett	19.00%	2,639	2,444	195	333
Hombrechtikon Systems Engineering AG	19.00%	1,155	1,524	(346)	—
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	—%	—	—	—	(244)
		$ 18,462	$ 10,826	$ 3,164	$ 2,821

During 2017, we acquired a 40% interest in MAQGEN Biotechnology Co., Ltd. for $4.0 million and a commitment to contribute an additional $8.0 million in future periods. Also, during 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other expense, net in the accompanying statement of income.

In connection with the 2016 restructuring activities discussed in Note 6, we transferred the research and development activities of our instrumentation business to a new company, Hombrechtikon Systems Engineering AG (HSE), in which we acquired a 19.0% interest for a total obligation of $9.8 million which is payable over three years. As of December 31, 2017 and 2016, $3.1 million and $3.9 million, respectively, were included in other current liabilities and $3.1 million and $5.9 million, respectively, were included in other non-current liabilities in the accompanying consolidated balance sheet. HSE is accounted for under the equity method as we have significant influence but not control over the company. In 2016, we recorded an impairment of the investment in HSE of $8.3 million in (loss) gain from equity method investments. As of December 31, 2017 and 2016, the investment had a carrying value of $1.2 million and $1.5 million, respectively, which is included in other non-current assets in the consolidated balance sheets, representing our maximum exposure to loss. Due to the initial funding as discussed above in addition to the expected business activity with HSE, QIAGEN has significant influence. Accordingly, the investment in this company is recorded at equity in spite of the fact that QIAGEN's share is below 20%.

As a QIAGEN representative has a board seat at Pyrobett at December 31, 2017, QIAGEN has significant influence. Accordingly, the investment in this company is recorded at equity in spite of the fact that QIAGEN's share is below 20%.

The below tables shows the changes in our equity method investments for the years ended December 31, 2017 and 2016:

(in thousands)	2017	2016
Equity method investments as at January 1st	$ 10,826	$ 16,716
Acquisition of shares	4,000	9,821
Impairment	—	(8,299)
Dividend distribution received	—	(9,848)
Share of profit	3,164	2,821
Exchange rate differences / other	472	(385)
Equity method investments as at December 31st	$ 18,462	$ 10,826

The following overview reflects 100% of the balances of the relating companies:

(in millions)	2017	2016
Total assets	$ 56.5	$ 55.3
Shareholders' equity	$ 48.0	$ 40.9
Net sales	$ 28.8	$ 17.4
Net result	$ 4.0	$ 6.5

Consolidated Financial Statements F-28

12. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 are as follows:

(in thousands)	2017	2016
Goodwill as at January1st	$ 1,951,660	$ 1,901,646
Goodwill acquired during the year	26,934	76,807
Purchase adjustments	—	316
Disposals	—	(2,650)
Currency adjustments	59,586	(24,459)
Goodwill as at December 31st	$ 2,038,180	$ 1,951,660

The changes in the carrying amount of goodwill during the years ended December 31, 2017 and 2016 resulted primarily from changes in foreign currency translation together with acquired goodwill from the 2017 acquisition of OmicSoft and the 2016 acquisition of Exiqon discussed in Note 5. Additionally, $2.6 million of goodwill was disposed of in connection with the transfer of the research and development activities of our instrumentation business as part of the 2016 restructuring program discussed in Note 6.

In the fourth quarter of 2017, we performed our annual impairment assessment of goodwill (using data as of October 1, 2017) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.

Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Therefore, we concluded that the goodwill impairment test needs to be performed on the level of the consolidated Group as a whole (one cash generating unit). In testing for potential impairment, we measured the estimated fair value of the cash generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For impairment testing, the recoverable amount of goodwill allocated to the cash generating unit (higher of the cash generating unit's fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3% in 2017 and 2016). The discount rates used are based on the pre-tax weighted average cost of capital (2017: 7.10%; 2016: 6.80%) and are verified against external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management's estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. We believe that any reasonably possible change in the key assumptions would not have an impact on reported goodwill. Even if our estimates of projected future cash flows in respect of discount and growth rates were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2017. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Consolidated Financial Statements F-29

Other Intangible Assets

Cost (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2016	$ 1,030,739	$ 181,144	$ 121,947	$ 432,765	$ 1,766,595
Currency adjustments	(17,771)	(4,814)	(2,772)	(12,656)	(38,013)
Additions	70,909	46,219	5,674	27	122,829
Business combinations	20,006	655	—	3,373	24,034
Disposals	(22,161)	(7,041)	(1,355)	—	(30,557)
December 31, 2016	1,081,722	216,163	123,494	423,509	1,844,888
Currency adjustments	**56,994**	**23,386**	**8,088**	**17,097**	**105,565**
Additions	**14,679**	**62,856**	**8,038**	**849**	**86,422**
Business combinations	**28,000**	**—**	**—**	**700**	**28,700**
Disposals	**(2,670)**	**(1,681)**	**(276)**	**(4,137)**	**(8,764)**
December 31, 2017	**$ 1,178,725**	**$ 300,724**	**$ 139,344**	**$ 438,018**	**$ 2,056,811**

Amortization (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2016	$ (614,585)	$ (64,213)	$ (82,934)	$ (212,498)	$ (974,230)
Currency adjustments	9,475	2,244	1,890	6,775	20,384
Additions	(97,605)	(24,122)	(9,312)	(40,344)	(171,383)
Impairment losses	(21,423)	(8,965)	(1,304)	—	(31,692)
Disposals	22,132	6,841	1,355	—	30,328
December 31, 2016	(702,006)	(88,215)	(90,305)	(246,067)	(1,126,593)
Currency adjustments	**(31,323)**	**(10,178)**	**(5,886)**	**(10,099)**	**(57,486)**
Additions	**(92,685)**	**(32,465)**	**(10,044)**	**(41,111)**	**(176,305)**
Disposals	**1,750**	**444**	**276**	**4,117**	**6,587**
December 31, 2017	**(824,264)**	**(130,414)**	**(105,959)**	**(293,160)**	**(1,353,797)**
Net book value					
December 31, 2016	379,716	127,948	33,189	177,442	718,295
December 31, 2017	**$ 354,461**	**$ 170,310**	**$ 33,385**	**$ 144,858**	**$ 703,014**

Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated statements of income depending on the nature and use of the asset. In 2017, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $72.7 million (2016: $80.1 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $39.4 million (2016: $39.1 million).

Amortization of capitalized development costs have been recorded to cost of sales in the amount of $10.0 million in 2017 (2016: $9.3 million).

Cash paid for purchases of intangible assets during the year ended December 31, 2017 totaled $97.2 million, of which $16.5 million is related to current year payments for licenses that were accrued as of December 31, 2016 and $5.8 million is related to prepayments recorded in other non-current assets in the accompanying consolidated balance sheet. Intangible asset additions of $78.3 million includes $74.9 million of cash paid during the year ended December 31, 2017, together with $3.5 million of additions which were previously recorded as prepayments. Cash paid for intangible assets during the year ended December 31, 2016 totaled $65.6 million of which $3.9 million is related to prepayments recorded in other non-current assets in accompanying consolidated balance sheet. Intangible asset additions of $117.2 million includes $61.7 million of cash paid during the year ended December 31, 2016, together with $7.1 million of additions which were previously recorded as

Consolidated Financial Statements F-30

prepayments and $48.4 million of additions which were accrued as of December 31, 2016. Of the accrued additions in 2016, $46.3 million related to licenses for which fixed payments are expected to occur through the end of the license term in 2024. In 2016, we recorded an intangible asset impairment charge of $31.4 million related to the discontinuation of existing technologies in connection with the restructuring discussed more fully in Note 6. Of this charge, $11.4 million is included in cost of sales and $20.0 million is included in general and administrative, restructuring, integration and other. Additionally during 2016, we recorded an abandonment charge of $0.2 million in cost of sales related to the abandonment of another project. 13. Provisions For the years ended December 31, 2017 and 2016, provisions as per the accompanying consolidated statements of financial position totaled $4.9 million and $4.7 million, respectively, and included amounts related to our warranty and acquisition related provisions. Warranty provision We provide warranties on our products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in provisions in the accompanying consolidated statement of financial position. The changes in the carrying amount of warranty obligations are as follows: (in thousands) 2017 2016 Warranty obligation as at January 1st $ 2,779 $ 2,637 Provision charged to cost of sales 3,024 3,562 Usage (2,859) (2,936) Adjustments to previously provided warranties, net (54) (424) Currency translation 161 (60) Warranty obligation as at December 31st $ 3,051 $ 2,779 Acquisition related cost The provision for acquisition and related costs primarily relates to personnel and consulting costs. (in thousands) 2017 2016 Acquisition related costs as at January 1st $ 1,885 $ 2,115 Provision charged to expenses 7,233 8,780 Usage (7,386) (9,004) Currency adjustments and other 70 (6) Acquisition related costs as at December 31st $ 1,802 $ 1,885 For all provisions it is expected that the respective amounts will be utilized in the next financial year. 14. Other Current and Non-current Liabilities Other current liabilities at December 31, 2017 and 2016 consist of the following: (in thousands) 2017 2016 Accrued expenses and other liabilities $ 69,250 $ 54,818 Payroll and related accrued liabilities 63,525 54,772 Deferred revenue 49,357 44,629 Future license payments 11,883 14,763 Accrued contingent consideration 11,539 2,957 Restructuring 8,073 27,590 Royalties 6,714 7,801 Accrued interest on non-current financial debt 5,543 4,239 Cash collateral liability 3,000 6,984 Fair values of derivative financial instruments 2,424 6,089 Current finance lease obligations 1,359 999 Other current liabilities $ 232,667 $ 225,641 Consolidated Financial Statements F-31

Other non-current liabilities at December 31, 2017 and 2016 consist of the following:

(in thousands)		2017		2016
Accrued expenses	$	**37,291**	$	36,176
Future license payments		**35,329**		40,269
Non-current employee benefit obligations		**10,101**		8,072
Deferred revenue		**927**		823
Restructuring		**810**		4,713
Non-current finance lease obligation		**57**		1,556
Accrued contingent consideration		**—**		5,797
Other non-current liabilities	$	**84,515**	$	97,406

Please refer to Note 19 'Commitments and Contingencies' for additional information.

15. Financial Debts

Our credit facilities available and undrawn at December 31, 2017 total €426.6 million (approximately $511.6 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2017 or at December 31, 2016, and four other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2017 or as of December 31, 2016. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2017 and 2016, $0.9 million and $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2017. The credit facilities are for general corporate purposes.

At December 31, 2017 and December 31, 2016, total long-term debt, net of debt issuance costs of $12.4 million and $8.1 million, respectively, consists of the following:

(in thousands)		2017		2016
0.375% Senior Unsecured Cash Convertible Notes due 2019	$	**414,843**	$	402,806
0.875% Senior Unsecured Cash Convertible Notes due 2021		**270,762**		262,370
0.500% Senior Unsecured Cash Convertible Notes due 2023		**322,902**		—
3.19% Series A Senior Notes due October 16, 2019		**72,903**		72,849
3.75% Series B Senior Notes due October 16, 2022		**299,259**		299,106
3.90% Series C Senior Notes due October 16, 2024		**26,921**		26,910
Schuldschein Private Placement		**349,812**		—
Total current and non-current financial debts		**1,757,402**		1,064,041
Less: current portion of financial debts		**—**		—
Total non-current financial debts	$	**1,757,402**	$	1,064,041
Total amount secured		**—**		—
Unused lines of credit for short-term financing		**511,621**		460,220

The notes are all unsecured obligations that rank pari passu. Interest expense on non-current debt was $43.6 million for the year ended December 31, 2017 (2016: $35.8 million).

Consolidated Financial Statements F-32

Future maturities (stated at the carrying values) and future interest as of December 31, 2017 and 2016 is as follows:

As of December 31, 2017 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total future contractual cash obligations
2018	$ —	$ 18,189	$ 6,238	$ 24,427
2019	487,746	90,445	419,822	510,267
2020	—	15,860	4,625	20,485
2021	311,743	56,712	273,338	330,050
2022	478,053	491,835	2,000	493,835
Thereafter	479,860	162,026	324,301	486,327
Total financial debts 2017	$ 1,757,402	$ 835,067	$ 1,030,324	$ 1,865,391

As of December 31, 2016 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total future contractual cash obligations
2017	$ —	$ 14,632	$ 4,238	$ 18,870
2018	—	14,632	4,238	18,870
2019	475,655	86,994	405,785	492,779
2020	—	12,303	2,625	14,928
2021	262,370	12,303	262,946	275,249
Thereafter	326,016	337,860	—	337,860
Total financial debts 2016	$ 1,064,041	$ 478,724	$ 679,832	$ 1,158,556

Cash Convertible Notes due 2019, 2021 and 2023

On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt.

On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $366.1 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2017.

We refer to the 2019 Notes, 2021 Notes and 2023 Notes, collectively as the "Cash Convertible Notes". Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375%, 0.875% and 0.500% per annum for the 2019 Notes, 2021 Notes and 2023 Notes respectively, commencing on September 19, 2014 for the 2019 Notes and 2021 Notes and March 13, 2018 for the 2023 Notes. The 2019 Notes will mature on March 19, 2019, the 2021 Notes will mature on March 19, 2021 and the 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.

The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and September 18, 2020 for the 2021 Notes and from October 24, 2017 through March 13, 2023 for the 2023 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.

Noteholders may convert their 2019 and 2021 Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

- during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
- if we undergo certain fundamental changes as defined in the agreement;
- during the 5 business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98%

Consolidated Financial Statements F-33

of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; • if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; • if we elect to redeem the Cash Convertible Notes; or • if we experience certain customary events of default, including defaults under certain other indebtedness. Noteholders may convert their 2023 Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions) • during any fiscal quarter ending after September 30, 2017, if the arithmetic mean of the last reported sale prices of the Common Stock during a period of 20 consecutive trading days selected from the 30 consecutive trading days ending on and including the final trading day of the immediately preceding quarter is equal to or more than 130% of the conversion price (i.e., USD 200,000 minimum denomination divided by the applicable Conversion Ratio) applicable on the last day of such preceding quarter; • in the event of early redemption at the option of the Issuer of all the outstanding Notes, where the conversion date falls in the period from (and including) the date on which the notice of redemption is published up to the 10th calendar day preceding the date of such early redemption; • in the event of a planned distribution by the Issuer of cash, assets, securities or other property, which has a per share value greater than 25% of the arithmetic mean of the volume weighted average price (VWAP) of the Common Stock during the 20 consecutive trading day period immediately preceding the date on which the planned distribution is announced by the Issuer, at any time following such notice, which shall be at least 20 scheduled trading days prior to the ex-dividend date for such distribution, until the earlier of (i) the fifth business day immediately preceding the ex-dividend date for such distribution and (ii) the Issuer's announcement that such planned distribution will not take place; • in the event of certain Fundamental Changes or Make-Whole Fundamental Changes (each as described below), where the conversion date falls in the period from the 60th scheduled trading day prior to the anticipated effective date of such Fundamental Change or Make-Whole Fundamental Change (or, if later, public announcement of the same by the Issuer), until (i) the fifth business day immediately preceding the related Fundamental Change Repurchase Date, or (ii) in the case of a Make-Whole Fundamental Change that does not constitute a Fundamental Change, the 60th trading day immediately following such effective date (or, if later in either case, the 60th calendar day following the notification of such Fundamental Change or Make-Whole Fundamental Change); • at any time from and after the occurrence of an event of default, until such event of default has been cured or waived or the principal amount of the Notes shall have been accelerated; or • if a Parity Event or a Trading Price Unavailability Event, as the case may be, occurs, the period of 10 Business Days from and including the first Business Day following the relevant Trading Price Notification Date. The Contingent Conversion Conditions in the 2019, 2021 and 2023 Notes noted above have been analyzed under IAS 39, Financial Instruments: Recognition and Measurement, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2019, 2021 and 2023 Notes (i.e., the host contract). As a result, pursuant to the accounting provisions of IAS 39, Financial Instruments: Recognition and Measurement, these features noted above are not required to be bifurcated as separate instruments. As of December 31, 2017, no contingent conversion condition was triggered. For the 2023 Notes, the initial conversion rate is 4,829.7279 shares of our common stock per $200,000 principal amount of the 2023 Notes (reflecting an initial conversion price of approximately $41.4102 per share of common stock). As adjusted by the synthetic share repurchase discussed in Note 17, the conversion rate for the 2019 Notes and 2021 Notes is 7,063.1647 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an adjusted conversion price of approximately $28.32 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event, but in no event will the Conversion Ratio exceed 6,728.6463 per $200,000 principal amount of Notes. Consolidated Financial Statements F-34

We may redeem the 2019, 2021 or 2023 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding. Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 24. As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five, seven and six years for the 2019 Notes, 2021 Notes and 2023 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes and 2023 Notes is 2.937%, 3.809% and 3.997%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of December 31, 2017, we expect the 2019 Notes, 2021 Notes and 2023 Notes to be outstanding until their respective maturity dates. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes, 2021 Notes and 2023 Notes was $498.8 million, $366.0 million and $404.8 million at December 31, 2017. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes and 2021 Notes was $485.9 million and $349.6 million, at December 31, 2016. In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes of which $0.6 million was accrued as of December 31, 2017. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method. Interest expense related to the Cash Convertible Notes was comprised of the following: Year-Ended December 31, (in thousands) 2017 2016 Coupon interest $ 4,832 $ 4,238 Amortization of original issuance discount 21,377 17,503 Amortization of debt issuance costs 2,615 2,279 Total interest expense related to the Cash Convertible Notes $ 28,824 $ 24,020 Cash Convertible Notes Call Spread Overlay Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017. The Call Options and Warrants are derivative financial instruments and are discussed further in Note 24. Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise Consolidated Financial Statements F-35 price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.

The Warrants cover an aggregate of 25.8 million shares in connection with the 2019 and 2021 Notes of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration).

Concurrent with the 2023 Notes, we issued Warrants which cover 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $50.9664 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023. The Warrants are European-style (exercisable only upon expiration).

The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.

Private Placement

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2017 and December 31, 2016 was approximately $394.7 million and $397.1 million, respectively.

German Private Placement (Schuldschein)

In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 13 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2017 totaled $19.8 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2017 is as follows:

Currency	Notional Amount	Interest Rate	Maturity	Carrying Value as of December 31, 2017 (in thousands)	
EUR	€11.5 million	Fixed 0.4%	March 2021	$	13,660
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021		27,320
EUR	€21.5 million	Fixed 0.68%	October 2022		25,535
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022		76,605
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022		44,862
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022		31,792
EUR	€64.0 million	Fixed 1.09%	June 2024		76,005
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024		36,815
EUR	€14.5 million	Fixed 1.61%	June 2027		17,218
				$	349,812

16. Income Tax

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the "2017 Tax Act"). The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact us, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018 and a new net interest expense deduction limitation, which limits the deduction of net interest expense to 30% of the taxpayer's adjusted taxable income (ATI). The 2017 Tax Act also

Consolidated Financial Statements F-36

provides the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes including repeal of the domestic manufacturing deduction beginning in 2018 and capitalization of research and development expenditures beginning in 2022.

Major components of income tax expense as presented in the income statement for the years ended December 31, 2017 and 2016, are:

(in thousands)		2017		2016
Current income tax charge	$	36,392	$	40,255
Adjustment in respect of current income tax of previous years		(2,319)		1,411
Current income tax		34,073		41,666
Relating to origination and reversal of temporary differences		42,815		(58,196)
Relating to changes in tax rates		12,958		399
Deferred Income Tax		55,773		(57,797)
Total Income Tax	$	89,846	$	(16,131)

Deferred tax related to items charged or credited directly to equity during 2017 and 2016 shown in the statement of comprehensive income totaled $1.0 million and $2.6 million, respectively.

The applicable statutory income tax rate in The Netherlands was 25% in 2017 and in 2016. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2017 and 2016 is as follows:

		2017			2016	
(in thousands)		Amount	Percent		Amount	Percent
Income before Tax	$	157,224	—	$	33,146	—
At Dutch statutory income tax rate of 25.0%		39,306	25.0 %		8,286	25.0 %
Taxation of foreign operations, net[(1)]		(38,563)	(24.5)%		(43,265)	(130.5)%
Income taxes related to prior years		(2,319)	(1.5)%		1,411	4.3 %
Changes in tax rates impacting deferred taxes[(2)]		12,958	8.2 %		399	1.2 %
Tax impact from non-deductible items[(3)]		36,261	23.1 %		14,438	43.6 %
Tax impact from tax exempt income		(11,135)	(7.1)%		1,374	4.1 %
Other[(4)]		53,338	33.9 %		1,226	3.7 %
Total Income Tax	$	89,846	57.1 %	$	(16,131)	(48.6)%

(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands' statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. Additionally, in 2016, certain foreign jurisdictions (primarily Germany and the United States), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions.

(2) During 2017, we revalued our U.S. deferred tax assets and liabilities to reflect the corporate income tax rate change from 35% to 21% as a result of U.S. tax reform.

(3) During 2017, we recorded an additional $21.0 million accrual for tax contingencies, primarily related to ongoing income tax audits.

(4) Based on the current debt level in the U.S., along with the new restrictive interest limitation enacted with the new U.S. tax reform, it is highly unlikely that the historic U.S. interest carry forward will ever be recognized. As a result, the deferred tax asset related to U.S. interest carry forward of $60.8 million has been reduced to zero.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal

Consolidated Financial Statements F-37

course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2005 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2013. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2014 through the current period. Starting in February 2014, the U.S. tax authorities (Internal Revenue Service) had been auditing our U.S. federal tax returns for 2011 and 2012. The audit was closed in 2016 without any proposed tax adjustments. As a result, we released $6.6 million of unrecognized tax benefit due to closure of the tax audit. Additionally, in February 2016 German tax authorities began the audit of the German tax returns for the 2010-2013 tax years. This audit is currently in process and we expect the audit to close during 2018. Changes in the gross amount of unrecognized tax benefits are as follows: Unrecognized Tax (in thousands) Benefits BALANCE AT DECEMBER 31, 2015 $ 16,735 Additions based on tax positions related to the current year 4,218 Additions for tax positions of prior years 5,162 Decrease for tax position of prior years (6,796) Reductions due to lapse of statute of limitations (288) Decrease from currency translation (737) BALANCE AT DECEMBER 31, 2016 $ 18,294 Additions based on tax positions related to the current year 12,212 Additions for tax positions of prior years 9,933 Increase from currency translation 3,594 BALANCE AT DECEMBER 31, 2017 $ 44,033 At December 31, 2017 and 2016, our net unrecognized tax benefits totaled approximately $44.0 million and $18.3 million, respectively, of which $44.0 million and $18.3 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $11.6 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statement of income as part of the income tax expense. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax expense. For the years ended, December 31, 2017 and 2016, we have net interest expense and penalties of $1.5 million and $0.1 million, respectively. At December 31, 2017 and 2016, we have accrued interest of $3.0 million and $1.4 million, respectively, which are not included in the table above. We have recorded net deferred tax liabilities of $17.1 million and had deferred tax assets of $44.0 million at December 31, 2017 and 2016, respectively. The components of the net deferred asset and liability at December 31, 2017 and December 31, 2016 are as follows: Consolidated Financial Statements F-38

(in thousands)		2017		2016		Change
Accrued liabilities	$	**15,199**	$	24,663	$	(9,464)
Equity awards		**23,164**		24,558		(1,394)
Inventories		**27,369**		25,462		1,907
Tax credits		**1,563**		915		648
NOL carry forward		**23,907**		41,116		(17,209)
Currency revaluation		**4,095**		3,474		621
Intangibles		**2,243**		586		1,657
Capital lease		**531**		830		(299)
Allowance for bad debts		**739**		1,060		(321)
Depreciation and amortization		**1,103**		2,096		(993)
Convertible debt		**10,865**		12,313		(1,448)
Deferred interest deduction		**—**		76,793		(76,793)
Other		**2,632**		2,652		(20)
Offsetting		**(45,425)**		(121,315)		75,890
Deferred Tax Asset		**67,985**		95,203		(27,218)
Intangibles		**(102,096)**		(148,222)		46,126
Depreciation and amortization		**(23,649)**		(19,733)		(3,916)
Currency revaluation		**(167)**		(73)		(94)
Inventories		**(778)**		(1,567)		789
Unremitted profits earnings		**(998)**		(923)		(75)
Allowance for bad debts		**(475)**		(451)		(24)
Other		**(2,315)**		(1,507)		(808)
Offsetting		**45,425**		121,315		(75,890)
Deferred Tax (Liability)	$	**(85,053)**	$	(51,161)	$	(33,892)
Net Deferred Tax (Liability) / Asset	$	**(17,068)**	$	44,042	$	(61,110)

The movement in deferred income tax assets and liabilities during the year is as follows:

(in thousands)		2017		2016
Change in deferred tax recognized in income	$	**(55,773)**	$	59,790
Change in deferred tax related to business combinations [(1)]		**—**		4,635
Change in deferred tax recognized in equity [(2)]		**(5,337)**		(163)
Change in Deferred Tax	$	**(61,110)**	$	64,262

[(1)] The change in deferred tax related to business combinations represents the deferred tax liability on fair value of identifiable intangible assets acquired and deferred tax asset on tax loss carry forwards as discussed in Note 5.

[(2)] The change deferred tax recognized in equity represents changes in components of other comprehensive income or loss, equity awards and translation adjustment.

At December 31, 2017 and 2016, we had $432.7 million and $380.7 million in total worldwide net operating loss (NOL) carryforwards. Included in these amounts at December 31, 2017 and 2016, we had $20.9 million and $16.3 million of unused tax losses for which no deferred tax asset is recognized in the statement of financial position, most of which do not expire. At December 31, 2017 and 2016, we had $108.5 million and $109.2 million of U.S. federal (NOL) carryforwards. At December 31, 2017, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2023 through December 31, 2033. Also included in the above amount as of December 31, 2017 and 2016, were other foreign NOL carryforwards totaling approximately $303.2 million and $255.2 million, respectively, with $41.5 million added due to German trade tax loss generated in 2017. As of December 31, 2017, we had NOL carryforwards in Germany of $225.0 million predominantly trade tax NOLs. Of the total $303.2 million NOL carryforward, a portion of the foreign NOLs will be expiring beginning December 2018.

At December 31, 2017, we had $232.4 million related to U.S. interest carryforwards which do not expire and for which no deferred taxes were recognized.

Consolidated Financial Statements F-39

17. Equity Common Shares The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Like all shareholders' equity accounts, common shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued. Retained Earnings At the Annual General Meeting of Shareholders on June 19, 2018, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code. Share Repurchase Programs In July 2014, we announced the launch of our third share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015, 0.8 million QIAGEN shares were repurchased for $20.8 million. On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program which was expected to be completed by the end of 2017. During the third quarter of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs). On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans. Synthetic Share Repurchase In August 2016, we announced our plan to return approximately $250.0 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.04 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in stock whereby 27 existing common shares with a nominal value of EUR 1.04 each were consolidated into 26 new common shares with a nominal value of EUR 1.08 each. The third amendment was a reduction of the nominal value per common share from EUR 1.08 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $243.9 million was repaid to our shareholders and the outstanding number of common shares was reduced by 8.9, or 3.7%. The capital repayment program was completed in January 2017. Expenses incurred related to the capital repayment and share consolidation amounted to $0.5 million and were charged to equity. 18. Earnings per Common Share We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share: Consolidated Financial Statements F-40

(in thousands, except per share data)	Years ended December 31, 2017	2016
Net income attributable to the owners of QIAGEN N.V.	$ 67,378	$ 49,378
Weighted average number of common shares used to compute basic net income per common share	228,074	234,800
Dilutive effect of stock options and awards	4,760	4,193
Dilutive effect of outstanding warrants	175	—
Weighted average number of common shares used to compute diluted net income per common share	233,009	238,993
Outstanding options and awards having no dilutive effect, not included in above calculation	52	210
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$ 0.30	$ 0.21
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$ 0.29	$ 0.21

19. Commitments and Contingencies

Lease commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2024. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute finance leases expiring in various years through 2020. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under non-cancelable operating lease agreements not including facility related costs accrued in association with the restructuring activities discussed in Note 6 was $24.5 million in 2017 and $22.4 million in 2016.

Minimum future obligations under finance and operating leases at December 31, 2017, are as follows:

(in thousands)	Finance Leases	Operating Leases
2018	$ 1,411	$ 18,483
2019	45	16,011
2020	14	11,762
2021	—	8,457
2022	—	6,126
Thereafter	—	4,038
Total minimum lease obligations at December 31, 2017	1,470	$ 64,877
Less: amount representing interest	(54)	
Less: current portion	(1,359)	
Present value of minimum lease obligations at December 31, 2017	$ 57	

The information for the comparative period is provided below:

Consolidated Financial Statements F-41

(in thousands)	Finance Leases	Operating Leases
2017	$ 1,114	$ 13,338
2018	1,534	9,292
2019	59	6,121
2020	12	3,752
2021	—	3,409
Thereafter	—	2,690
Total minimum lease obligations at December 31, 2016	2,719	$ 38,602
Less: amount representing interest	(164)	
Less: current portion	(999)	
Present value of minimum lease obligations at December 31, 2016	$ 1,556	

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $6.7 million and $7.8 million at December 31, 2017 and 2016, respectively. Royalty expense relating to these agreements amounted to $16.8 million and $35.9 million, for the years ended December 31, 2017 and 2016, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2017, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2018	$ 65,073	$ 12,907
2019	22,556	11,858
2020	10,472	11,558
2021	943	8,860
2022	11	6,161
Thereafter	434	3,748
Total licensing and purchase commitments at December 31, 2017	$ 99,489	$ 55,092

As of December 31, 2017, future license payments of $11.8 million and $35.3 million are included in other current liabilities and other non-current liabilities, respectively.

The information for the comparative period is provided below:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2017	$ 61,643	$ 15,969
2018	19,824	11,562
2019	12,257	10,702
2020	891	10,438
2021	661	8,066
Thereafter	—	8,765
Total licensing and purchase commitments at December 31, 2016	$ 95,276	$ 65,502

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018, and $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets. Of the $18.5 million total contingent obligation, we have assessed the fair value at December 31, 2017, to be $11.5 million which is included in other current liabilities in the accompanying consolidated balance sheet.

Employment Agreements

Consolidated Financial Statements F-42

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2017, the commitment under these agreements totaled $16.8 million (2016: $15.2 million). The employment agreements with the Managing Directors and the German affiliate include a clause, whereby the affiliate will compensate the Managing Directors for potential deductions under Dutch law which, since 2014, has introduced a duty to deduct from a Managing Director’s remuneration any increase in the value of shares or options that were part of his pay to the extent that such increase is based on a public offer, merger or other identity changing transaction. Contingencies In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2017 and 2016 appropriately reflect the estimated cost of such warranty obligations. Preacquistion Contingencies In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in other current assets and amount to $2.5 million as of December 31, 2017 ($2.5 million as of December 31, 2016 recorded in other non-current assets). Litigation From time to time, we may be party to legal proceedings incidental to our business. For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR- based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to general and administrative, restructuring, integration and other expense and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in other current liabilities. As of December 31, 2017, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations. 20. Share-Based Payments We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and had approximately 22 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2017. Stock Options We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2017 and 2016, and changes during the years then ended is presented below: Consolidated Financial Statements F-43

Weighted Stock Options Average Exercise (in thousands) Price US$ Outstanding at January 1, 2017 1,439 $ 19.84 Exercised (287) $ 21.08 Expired (3) $ 18.63 Outstanding at December 31, 2017 1,149 $ 19.54 Vested at December 31, 2017 1,149 $ 19.54 Vested and expected to vest at December 31, 2017 1,149 $ 19.54 Outstanding at January 1, 2016 1,821 $ 19.37 Exercised (354) $ 17.66 Forfeited (3) $ 18.68 Expired (25) $ 16.21 Outstanding at December 31, 2016 1,439 $ 19.84 Vested at December 31, 2016 1,439 $ 19.84 Vested and expected to vest at December 31, 2016 1,439 $ 19.84 The total intrinsic value of options exercised during the years ended December 31, 2017 and 2016 was $3.3 million and $3.2 million, respectively. At December 31, 2017, there was no unrecognized share-based compensation expense related to employee stock option awards. At December 31, 2017, options outstanding had exercise prices ranging between $14.91 and $23.16 per share and expire in various years through 2023. Stock Units Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 3 to 5 years, and in certain grants 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.0% (2016: 6.5%). At December 31, 2017, there was $67.5 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.35 years (2016: $76.5 million over a weighted average of 2.45 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2017 was $31.12 (2016: $23.81). The total fair value of restricted stock units released during the years ended December 31, 2017 and 2016 was $69.2 million and $27.4 million, respectively. A summary of stock units as of December 31, 2017 and 2016, and changes during the year then ended are presented below: (in thousands) 2017 2016 Outstanding at January, 1st 10,198 8,956 Granted 1,976 2,942 Released (2,306) (1,200) Forfeited (1,766) (500) Outstanding at December 31st 8,102 10,198 Vested and expected to vest at December 31st 6,914 8,886 Compensation Expense Share-based compensation expense for the years ended December 31, 2017 and 2016 totaled approximately $34.4 million and $28.3 million, respectively as shown in the table below. No share-based compensation cost was capitalized in inventory in 2017 and 2016 as the amounts were not material. Following the restructuring program discussed in Note 6, share-based compensation expense in 2017 and 2016 includes the impact of $0.7 million and $2.0 million, respectively in forfeitures in connection with the restructuring terminations. Consolidated Financial Statements F-44

(in thousands) 2017 2016 Cost of sales $ 2,641 $ 2,553 Research and development 5,367 4,735 Sales and marketing 6,820 4,824 General and administrative 19,614 16,176 Share-based compensation expense before taxes 34,442 28,288 Income tax benefit (1) 8,110 (1,488) Net share-based compensation expense $ 26,332 $ 29,776 (1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $5.2 million and $0.8 million for the years ended December 31, 2017 and 2016, respectively. 21. Employee Benefits and Personnel Costs We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.6 million and $2.5 million for the years ended December 31, 2017 and 2016, respectively. We also have defined contributions up to an established maximum. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2017 and 2016. We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees' employment period are based on the individuals' salaries, adjusted for inflation. The liability under the defined benefit plans was $8.0 million at December 31, 2017 and $6.7 million at December 31, 2016, and is included as a component of other non-current liabilities on the accompanying consolidated balance sheets. Personnel Costs Personnel costs amounted to $453.6 million in 2017 (2016: $464.4 million). As of December 31, 2017, there were 4,688 employees within the Group (2016: 4,684). (in thousands) 2017 2016 Salaries and wages $ 266,866 $ 266,703 Social security 78,994 89,109 Share-based payment expense 34,442 28,288 Termination costs 9,168 19,220 Other 64,138 61,036 Personnel Costs $ 453,608 $ 464,356 The personnel costs are allocated to the functional areas in which the respective employees are working or in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 are recorded in cost of sales and general and administrative, restructuring, integration and other costs. 22. Related Party Transactions From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below: Consolidated Financial Statements F-45

For the years ended December 31, (in thousands) 2017 2016 Net sales $ 3,852 $ 1,360 As of December 31, (in thousands) 2017 2016 Accounts receivable $ 3,802 $ 1,302 Other non-current assets $ 17,713 $ 13,067 Accounts payable $ 1,921 $ 391 Other current liabilities $ 9,028 $ 3,926 Other non-current liabilities $ 3,075 $ 5,889 During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The note is due in October 2020 and bears interest of 3.0%. As of December 31, 2017, the principal and accrued interest of this note totals $2.7 million while the remaining $0.2 million is attributable to the embedded derivative, that is bifurcated and measured at fair value, associated to a convertible feature of this note. Also in 2017, we granted a loan to a member of management totaling €0.6 million ($0.7 million as of December 31, 2017) bearing interest at 2.0% annually. Repayment is forgiven with continued employment at the rate of €0.1 million plus accrued interest annually. These are included in other non-current assets in the accompanying consolidated balance sheet. Additionally, we have two loan receivables due from related parties granted prior to 2017. The first loan, with a balance of $11.3 million including accrued interest at December 31, 2017, was originally granted in 2015 and subsequently increased during 2016. This loan is due in January 2020 and bears interest of 6%. The second loan, also granted in 2015, has a principal of €2.0 million and is due in June 2019. This loan bears interest of 7% and as of December 31, 2017 carries a balance of $2.9 million including accrued interest. The loans were made for general business purposes and no amounts have been repaid. These loans are included in other non-current assets in the accompanying consolidated balance sheet as of December 31, 2017. As discussed in Note 7, we have an investment in HTGM and in the ordinary course of business also buy services from HTGM. During the year ended December 31, 2017, $9.3 million was included in costs of sales, of which $4.0 million is included in other current liabilities in the accompanying consolidated financial statements. As discussed in Note 10, during 2016 we acquired a 19.0% interest in Hombrechtikon Systems Engineering AG (HSE) for a total obligation of $9.8 million payable over three years. As of December 31, 2017, the total remaining obligation was $6.2 million, of which $3.1 million was included in other current liabilities and $3.1 million was included in other non-current liabilities in the accompanying consolidated balance sheet. HSE is a variable interest entity and we are not the primary beneficiary, therefore HSE is not consolidated. Compensation of Directors and Officers Total compensation for members of the Managing and Supervisory Boards for the period ended December 31, 2017, amounts to $19.0 million (2016: $16.0 million) as shown in the table below. Total non-periodical remuneration according to Netherlands Civil Code included in total compensation for the period ended December 31, 2017 was $3.7 million (2016: $3.2 million). Remuneration of the Managing Board The tables below state the amounts earned on an accrual basis by our Managing Board members in 2017 and 2016. Consolidated Financial Statements F-46

For the year ended December 31, 2017 (in thousands, except for number of award grants)	Peer M. Schatz	Roland Sackers
Fixed Salary	$ 1,192	$ 535
Other [1]	5	38
Total fixed income 2017	**$ 1,197**	**$ 573**
Short-term variable cash bonus	671	237
Total short-term income 2017	**$ 1,868**	**$ 810**
Defined contribution on benefit plan	$ 74	$ 76
Number of performance stock units granted 2017 [2]	*445,000*	*186,075*
Related recognized compensation expense	$ 1,764	$ 439
Total compensation	**$ 3,706**	**$ 1,325**

(1) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

(2) The Performance Stock Units Granted amount includes a special incentive grant of 100,000 PSUs which was not achieved.

For the year ended December 31, 2016 (in thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers
Fixed Salary	$ 1,146	$ 514
Other [5]	12	37
Total fixed income 2016	**$ 1,158**	**$ 551**
Short-term variable cash bonus [1]	165	53
Total short-term income 2016	**1,323**	**604**
Defined contribution on benefit plan	$ 72	$ 74
Number of restricted stock units granted 2016 [4]	*21,081*	*7,153*
Related recognized compensation expense	$ 286	$ 97
Number of performance stock units granted 2016 [2, 3]	*791,869*	*229,383*
Related recognized compensation expense	$ 1,809	$ 421
Total compensation	**$ 3,490**	**$ 1,196**

(1) The Variable Cash Bonus amount does not include values which were converted to equity-based compensation.

(2) The Performance Stock Units Granted amount includes the number of Performance Stock Units granted to each Managing Board member at his election in lieu of the value of the cash bonus earned by such Managing Board member in 2016. These performance stock units vest over two years from the grant date. In 2016, Mr. Schatz received a grant of 27,677 performance stock units and Mr. Sackers received a grant of 8,884 performance stock units. These 2016 performance grants were achieved at 90% of the targeted vesting amount.

(3) The Performance Stock Units Granted amount includes the number of Performance Stock Units granted to each Managing Board member under the Company's Commitment Program. In 2016, Mr. Schatz received a grant of 460,220 performance stock units and Mr. Sackers received a grant of 144,809 performance stock units.

(4) In lieu of cash bonus, each Managing Board member elected to receive the value earned in 2015 in restricted stock units which vest over two years from the grant date. In 2016, Mr. Schatz received a grant of 21,081 restricted stock units and Mr. Sackers received a grant of 7,153 restricted stock units.

(5) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Remuneration of the Supervisory Board

The tables below state the amounts earned on an accrual basis by the members of the Supervisory Board in 2017 and 2016[2]:

Consolidated Financial Statements F-47

For the year ended December 31, 2017 (in thousands, except for number of share grants)		Fixed remuneration	Committee Chairman / Chairwoman	Committee membership		Total [1]	*Number of restricted stock units granted*		Related recognized compensation expense
Stéphane Bancel	$	57.5	—	32.0	$	89.5	*10,732*	$	55.4
Dr. Håkan Björklund	$	43.1	—	12.8	$	55.9	—		—
Dr. Metin Colpan	$	57.5	12.0	6.0	$	75.5	*10,732*	$	55.4
Prof. Dr. Manfred Karobath	$	150.0	12.0	17.0	$	179.0	*10,732*	$	147.0
Dr. Ross L. Levine	$	57.5	—	6.0	$	63.5	*10,732*	$	55.4
Dr. Elaine Mardis	$	57.5	—	6.0	$	63.5	*10,732*	$	55.4
Lawrence A. Rosen	$	57.5	25.0	—	$	82.5	*10,732*	$	55.4
Elizabeth E. Tallett	$	57.5	18.0	21.0	$	96.5	*10,732*	$	147.0

(1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

For the year ended December 31, 2016 (in thousands, except for number of share grants)		Fixed remuneration	Committee Chairman / Chairwoman	Committee membership		Total[1]	*Number of restricted stock units granted*		Related recognized compensation expense
Stéphane Bancel	$	57.5	—	32.0	$	89.5	*10,742*	$	29.4
Dr. Werner Brandt [2]	$	75.0	6.0	—	$	81.0	*10,742*	$	14.4
Dr. Metin Colpan	$	57.5	12.0	6.0	$	75.5	*10,742*	$	29.4
Prof. Dr. Manfred Karobath	$	120.0	15.0	14.5	$	149.5	*10,742*	$	102.3
Dr. Ross L. Levine	$	28.8	—	3.0		31.8	—		—
Dr. Elaine Mardis	$	57.5	—	6.0	$	63.5	*10,742*	$	29.4
Lawrence A. Rosen	$	57.5	25.0	—	$	82.5	*10,742*	$	29.4
Elizabeth E. Tallett	$	57.5	9.0	23.5	$	90.0	*10,742*	$	102.3

(1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

(2) Dr. Werner Brandt was a member of the Supervisory Board since 2007 and did not stand for re-election at the Company's Annual General Meeting in June 2016.

Supervisory Board and Managing Board members' interests in QIAGEN N.V. shares

Share Ownership

The following table sets forth certain information as of January 31, 2018 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Consolidated Financial Statements F-48

Name and Country of Residence	Shares Beneficially Owned	Percent Ownership
Peer M. Schatz, Germany	2,681,395	1.18%
Roland Sackers, Germany	40,000	*
Stéphane Bancel, United States	2,081	*
Dr. Håkan Björklund, Sweden	—	—
Dr. Metin Colpan, Germany	3,529,123	1.56%
Prof. Dr. Manfred Karobath, Austria	22,631	*
Dr. Ross L. Levine, United States	—	—
Dr. Elaine Mardis, United States	—	—
Lawrence A. Rosen, United States	—	—%
Elizabeth Tallett, United States	10,130	*

* Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2018.

23. Fair Value Measurements

Financial Instruments are measured at fair value according the following hierarchy which prioritizes the inputs used in measuring fair value as follows:

- *Level 1,* Observable inputs, such as quoted prices in active markets;
- *Level 2,* Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
- *Level 3,* Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis consist of available-for-sale financial assets, which are classified in Level 1 and Level 2 of the fair value hierarchy, undesignated derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 24, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There have been no transfers between levels

In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset, the Warrants liability and the embedded conversion option liability. See Note 15 and Note 24 for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.

Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.2% and 7.7%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. If minor changes were made in the key assumptions on which these valuations are based, there would be no material effect on the fair value of contingent consideration

Consolidated Financial Statements F-49

on the statement of financial position or the corresponding effect in the consolidated statement of income for the years ended December 31, 2017 and 2016. The maximum amount of contingent consideration relating to business combinations is disclosed in Note 19. As of December 31, 2017, we held the following financial instruments carried at fair value on the statement of financial position: (in thousands) 2017 Level 1 Level 2 Level 3 Available-for-sale financial assets, current $ 359,198 $ — $ 359,198 $ — Available-for-sale financial assets, non-current 3,208 3,208 — — Call option 223,164 — 223,164 — Foreign exchange contracts 7,480 — 7,480 — Interest rate contracts 2,570 — 2,570 — Assets $ 595,620 $ 3,208 $ 592,412 $ — Foreign exchange contracts (2,424) — (2,424) — Interest rate contracts (29,103) — (29,103) — Cash conversion option (224,286) — (224,286) — Warrants (159,147) — (159,147) — Contingent consideration (11,539) — — (11,539) Liabilities $ (426,499) — $ (414,960) $ (11,539) As of December 31, 2016, we held the following financial instruments carried at fair value on the statement of financial position: (in thousands) 2016 Level 1 Level 2 Level 3 Available-for sale financial assets, current $ 92,999 $ 3,699 $ 89,300 $ — Available-for-sale financial assets, non-current 4,064 4,064 — — Call option 185,750 — 185,750 — Foreign exchange contracts 3,154 — 3,154 — Interest rate contracts 6,655 — 6,655 — Assets $ 292,622 $ 7,763 $ 284,859 $ — Foreign exchange contracts (6,089) — (6,089) — Cash conversion option (187,546) — (187,546) — Warrants (154,347) — (154,347) — Contingent consideration (8,754) — — (8,754) Liabilities $ (356,736) $ — $ (347,982) $ (8,754) For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2017 and 2016: Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration (in thousands) 2017 2016 Contingent consideration as at January 1st $ (8,754) $ (17,678) Additions (10,954) (692) Payments 4,900 3,120 Gain included in earnings 3,269 6,501 Foreign currency translation — (5) Contingent consideration as at December 31st $ (11,539) $ (8,754) For the year ended December 31, 2017, the total $11.5 million accrued for contingent consideration is included in other current liabilities. During 2017 and 2016, gains for the reduction in the fair value of contingent consideration related to unmet milestones of $3.3 million gain and $6.5 million, respectively, were recognized in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. 24. Financial Risk Factors and Use of Derivative Financial Instruments 24.1. Financial Risks Consolidated Financial Statements F-50

Market risk Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with respective counterparties. Foreign currency exchange rates As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies. We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure. For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Company's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments. QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Company has financial derivatives in place, which do not qualify for hedge accounting in accordance with IAS 39, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Company. Any effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material. If, at December 31, 2017, the U.S. dollar had gained or lost 10% against all identified major currencies, the estimated effect on the fair value of the financial derivatives would have been as follows: Consolidated Financial Statements F-51

As of December 31, 2017 As of December 31, 2016 (in thousands) 10% higher 10% lower 10% higher 10% lower Currency Euro (EUR) 18,409 (18,409) 96 (96) Australian Dollar (AUD) 10,710 (10,710) 7,034 (7,034) Swedish Krona (SEK) 390 (477) — — Japanese Yen (JPY) 201 (246) (427) 522 Canadian Dollar (CAD) (616) 753 (372) 454 Singapore Dollar (SGD) (3,704) 4,528 (1,569) 1,917 Swiss Franc (CHF) 470 (575) (311) 380 Pound Sterling (GBP) 68 (68) 1,354 (1,354) Total 25,928 (25,204) 5,805 (5,211) Interest rates The Company is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Company's net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate. At December 31, 2017, we had $657.7 million in cash and cash equivalents (2016: $439.2 million). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impact our financial statements. Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2017 and 2016. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements. At December 31, 2017, we had $1.8 billion in current and non-current financial debt (2016: $1.1 billion). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements. Liquidity risk To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2017 and 2016, we had cash and cash equivalents of $657.7 million and $439.2 million, respectively. We also had current available-for-sale financial assets of $359.2 million and $93.0 million, respectively. Cash and cash equivalents are primarily held in Euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2017 and 2016, we had working capital of $1.3 billion and $707.6 million, respectively. In October 2016, we extended the maturity of our €400.0 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2017. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2017. We also have finance lease obligations, including interest, in the amount of $1.5 million (2016: $2.7 million), and repayment obligations of $1.8 billion of non-current financial debt (2016: $1.1 billion), of which no amounts are current as of December 31, 2017. Consolidated Financial Statements F-52

As of December 31, 2017, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period						
	Total	2018	2019	2020	2021	2022	Thereafter
Financial debt [1]	$ 1,865,391	$ 24,427	$ 510,267	$ 20,485	$ 330,050	$ 493,835	$ 486,327
Purchase obligations	99,489	65,073	22,556	10,472	943	11	434
Operating leases	64,877	18,483	16,011	11,762	8,457	6,126	4,038
License and royalty payments [2]	55,092	12,907	11,858	11,558	8,860	6,161	3,748
Finance lease obligations [3]	1,470	1,411	45	14	—	—	—
Total contractual cash obligations	$ 2,086,319	$ 122,301	$ 560,737	$ 54,291	$ 348,310	$ 506,133	$ 494,547

[1] Amounts include required principal, stated at current carrying values, and interest payments.

[2] As of December 31, 2017, $11.8 million and $35.3 million are included in other current liabilities and other non-current liabilities, respectively.

[3] Includes future cash payments, including interest, due under finance lease arrangements.

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $18.5 million based on the achievement of certain revenue and operating results milestones as follows: $11.5 million in 2018, $7.0 million, payable in any 12-month period from now until 2029 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2017, we have accrued $11.5 million for these contingent payments which is included in other current liabilities.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, available-for-sale financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and available-for-sale financial assets by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Counterparty risk

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will

Consolidated Financial Statements F-53

default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay, under master agreement which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements, include bilateral collateral agreements. Fair values The fair values of financial assets and financial liabilities are determined in accordance with the accounting policies stated under Notes 3.12 and 3.13, respectively. Equity prices The Warrants issued as part of the Call Spread Overlay discussed in Note 15 and Note 24.2 expose us to income statement volatility due to changes in our own equity price. Changes in the fair value of the Warrants are recognized in other financial expense, net. Assuming a hypothetical 10% increase or decrease in equity prices at December 31, 2017, the estimated effect would have been approximately $62.8 million gain or $52.3 million loss, respectively (2016: $43.2 million gain or $38.6 million loss). Commodities The Company has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Company's earnings. 24.2. Use of Derivative Financial Instruments Derivatives and Hedging In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we enter into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2017, cash collateral positions consisted of $3.0 million recorded in other current liabilities and $21.9 million recorded in other current assets in the accompanying consolidated balance sheet. As of December 31, 2016, we had a liability position of $7.0 million recorded in other current liabilities and $1.2 million recorded in other current assets in the accompanying consolidated balance sheet. In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 15. Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2017 is $19.8 million. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2017. As of December 31, 2017 and 2016, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2017 and in 2016, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2017, we expect approximately $10.7 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. Consolidated Financial Statements F-54

As of December 31, 2017 and 2016, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2017 and 2016, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. Interest Rate Derivatives We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of $180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2017, the €180.0 million notional swap amount had a fair value of $28.9 million and accrued and unpaid interest of $1.2 million which are in other non-current assets and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $1.4 million and accrued and unpaid interest of $1.7 million which are recorded in other non-current assets and other current assets, respectively, in the accompanying consolidated balance sheet. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt. As of December 31, 2017, the $200.0 million notional swap amount had a fair value of $0.9 million and accrued and unpaid interest of $0.3 million which are recorded in other non-current assets and other current assets, respectively, in the accompanying consolidated balance sheet. As of December 31, 2016, this swap had a fair value of $3.1 million and accrued and unpaid interest of $0.6 million which are recorded in other non-current assets and other current assets, respectively, in the accompanying consolidated balance sheet. During the years ended December 31, 2017 and 2016, losses of $2.2 million and $1.9 million, respectively, are recorded in other financial income (expense), net in the accompanying consolidated income statements. Call Spread Overlay We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the 2019 and 2021 Cash Convertible Notes and which are more fully described in Note 15. We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. During 2017, we used $73.6 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.4 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively, which $0.1 million was accrued as of December 31, 2017. In both transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes) and $73.6 million (2023 Notes) for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes. The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 23. The fair value of the Call Options at December 31, 2017 and 2016 was approximately $223.2 million and $185.8 million, respectively, which are recorded in other non-current assets in the accompanying consolidated balance sheets. The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income. For the years ended December 31, 2017 and 2016, the change in the fair value of the Call Options resulted in gains of $37.4 million and $16.7 million, respectively, which are recognized in other financial income (expense), net in the accompanying consolidated statements of income. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other. Consolidated Financial Statements F-55

In connection with the issuance of our 2019 and 2021 Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an exercise price of $32.085 per share, subject to customary adjustments. Following the synthetic share repurchase discussed in Note 17, the adjusted exercise price is $32.056. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. Concurrent with the issuance of our 2023 Cash Convertible Notes, we issued Warrants (as described in Note 15) for approximately 9.7 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) with an exercise price of $50.9664 per share, subject to customary adjustments. The warrants to purchase approximately 9.7 million shares expire over a period of 50 trading days beginning on June 26, 2023. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants). The fair value of the Warrants at December 31, 2017 and 2016, was approximately $159.1 million and $154.3 million, respectively, which are recorded in other non-current liabilities in the accompanying consolidated balance sheet. For the years ended December 31, 2017 and 2016, the change in the fair value of the Warrants resulted in a gain of $40.8 million and a loss of $16.9 million, respectively, which are recognized in other financial income (expense), net in the accompanying consolidated statements of income. Cash Convertible Notes Embedded Cash Conversion Option The embedded cash conversion options within the Cash Convertible Notes are required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other financial expense, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 15. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $105.2 million and for the 2023 Notes was $74.5 million, which simultaneously reduced the carrying values of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 23. The fair value of the embedded cash conversion option at December 31, 2017 and 2016, was approximately $224.3 million and $187.5 million which are recorded in other non-current liabilities in the accompanying balance sheets. For the year ended December 31, 2017 and 2016, the change in the fair value of the embedded cash conversion option resulted in losses of $36.7 million and $16.6 million, respectively, recognized in other financial income (expense), net. Foreign Currency Derivatives As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2017, an aggregate notional value of $587.3 million and fair value of $7.5 million included in other current assets and $2.4 million included in other current liabilities, respectively, which expire at various dates through March 2018. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2016, an aggregate notional value of $347.6 million and fair values of $3.2 million and $6.1 million included in other current assets and other current liabilities, respectively, and which expired at various dates through December 2017. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other financial expense, net. Consolidated Financial Statements F-56

Fair Values of Derivative Instruments The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2017 and 2016: Derivatives in Asset Positions Derivatives in Liability Positions Fair value Fair value (in thousands) 12/31/2017 12/31/2016 12/31/2017 12/31/2016 Derivative instruments designated as hedges Interest rate contracts (1) $ 1,206 $ 3,043 $ (28,942) $ — Total derivative instruments designated as hedges $ 1,206 $ 3,043 $ (28,942) $ — Undesignated derivative instruments Interest rate contracts (1) $ 1,364 $ 3,612 $ (161) $ — Call spread overlay 223,164 185,750 (224,286) (187,546) Cash conversion options — — (159,147) (154,347) Foreign exchange contracts 7,480 3,154 (2,424) (6,089) Total undesignated derivative instruments $ 232,008 $ 192,516 $ (386,018) $ (347,982) _________________ (1) The fair value amounts for the interest rate contracts include accrued interest. Gains and Losses on Derivative Instruments The following tables summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2017 and 2016: (Gain) loss Gain/(loss) Location of reclassified Gain recognized in (gain) loss in from equity into (loss) recognized Year-Ended December 31, 2017 (in thousands) equity income statement income in income Non-derivative instruments Net investment hedge Other financial $ (19,757) expense, net — n/a Derivative instruments designated as hedges Interest rate contracts Other financial $ (30,310) expense, net $ 26,136 n/a Undesignated derivative instruments Other financial Interest rate contracts n/a expense, net n/a $ (2,199) Other financial Call spread overlay n/a expense, net n/a 674 Other financial Cash conversion option n/a expense, net n/a 40,779 Foreign currency Foreign exchange contracts n/a losses, net n/a 11,813 $ 51,067 Consolidated Financial Statements F-57

(Gain) loss Gain/(loss) Location of reclassified Gain recognized in (gain) loss in from equity into (loss) recognized Year-Ended December 31, 2016 (in thousands) equity income statement income in income Derivative instruments designated as hedges Interest rate contracts $ (3,969) $ (6,228) n/a Undesignated derivative instruments Other financial Interest rate contracts n/a expense, net n/a $ (1,930) Other financial Call spread overlay n/a expense, net n/a (177) Other financial Cash conversion option n/a expense, net n/a (16,595) Foreign currency Foreign exchange contracts n/a losses, net n/a (6,072) $ (24,774) 25. Additional Information for Financial Instruments The tables below present the carrying amounts, measurements in accordance with IAS 39 and fair values as of December 31, 2017 and 2016: Total Carrying Amortized At Fair December 31, 2017 (US$ thousands) Category Amount Cost Cost Value Assets Cash and cash equivalents LaR 657,714 657,714 — — Available-for-sale assets AfS 396,011 — 33,605 362,406 Trade accounts receivable LaR 329,138 329,138 — — Derivatives designated as hedges N/A 1,206 — — 1,206 Undesignated derivatives FVTPL 232,008 — — 232,008 Liabilities Financial debts FLAC (1,757,402) (1,757,402) — (2,014,258) Finance lease obligations N/A (1,416) (1,416) — — Trade accounts payable FLAC (59,205) (59,205) — — Derivatives in effective hedges N/A (28,942) — — (28,942) Undesignated derivatives FVTPL (386,018) — — (386,018) Contingent consideration FVTPL (11,539) — (11,539) Aggregated by category Loans and Receivables (LaR) 986,852 986,852 — — Available-for-sale Financial Assets (AfS) 396,011 — 33,605 362,406 Financial Liabilities measured at Amortized Cost (FLAC) (3,832,281) (1,818,023) — (2,014,258) Instruments at fair value through profit or loss (FVTPL) (165,549) — — (165,549) Consolidated Financial Statements F-58

December 31, 2016 (US$ thousands)	Category	Total Carrying Amount	Amortized Cost	Cost	At Fair Value
Assets					
Cash and cash equivalents	LaR	439,180	439,180	—	—
Available-for-sale assets	AfS	135,236	—	38,173	97,063
Trade accounts receivable	LaR	278,244	278,244	—	—
Derivatives designated as hedges	N/A	3,043	—	—	3,043
Undesignated derivatives	FVTPL	192,516	—	—	192,516
Liabilities					
Financial debts	FLAC	(1,064,041)	(1,064,041)	—	(1,232,575)
Finance lease obligations	N/A	(2,555)	(2,555)	—	—
Trade accounts payable	FLAC	(51,218)	(51,218)	—	—
Undesignated derivatives	FVTPL	(347,982)	—	—	(347,982)
Contingent consideration	FVTPL	(8,754)	—	—	(8,754)
Aggregated by category					
Loans and receivables (LaR)		717,424	717,424	—	—
Available-for-sale financial assets (AfS)		135,236	—	38,173	97,063
Financial liabilities measured at amortized cost (FLAC)		(2,347,834)	(1,115,259)	—	(1,232,575)
Instruments at fair value through profit or loss (FVTPL)		(164,220)	—	—	(164,220)

Cash and cash equivalents, notes receivable, trade accounts receivable and other assets have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2017 and 2016, fair values of financial debts amount to $2.0 billion and $1.2 billion, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

As of December 31, 2017 and 2016, there are no significant concentrations of risks arising from financial instruments.

The table below presents the carrying amounts of financial instruments and their fair values as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016	
(in US$ thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	**657,714**	**657,714**	439,180	439,180
Available-for-sale assets	**396,011**	**396,011**	135,236	135,236
Trade accounts receivable	**329,138**	**329,138**	278,244	278,244
Derivatives designated as hedges	**1,206**	**1,206**	3,043	3,043
Derivatives measured at fair value through profit or loss	**232,008**	**232,008**	192,516	192,516
Financial liabilities				
Financial debts	**(1,757,402)**	**(2,014,258)**	(1,064,041)	(1,232,575)
Finance lease obligations	**(1,416)**	**(1,416)**	(2,555)	(2,555)
Trade accounts payable	**(59,205)**	**(59,205)**	(51,218)	(51,218)
Contingent consideration	**(11,539)**	**(11,539)**	(8,754)	(8,754)
Derivatives in effective hedges	**(28,942)**	**—**	—	—
Instruments measured at fair value through profit or loss	**(386,018)**	**(386,018)**	(347,982)	(347,982)

Consolidated Financial Statements F-59

Net Results by Category

December 31, 2017 (in thousands)	From interest	Subsequent Measurement At fair value	 Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	$ 6,194	—	—	—	$ 6,194
Available-for-sale financial assets (AfS)	—	(855)	(5,137)	—	(5,992)
Financial liabilities measured at amortized cost (FLAC)	(45,141)	—	—	—	(45,141)
Net result	**$ (38,947)**	**$ (855)**	**$ (5,137)**	**$ —**	**$ (44,939)**

Interest from financial instruments is recognized in financial expense.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as "loans and receivables" which are reported under general and administrative, restructuring, integration and other expense.

The information for the comparative period is provided below:

December 31, 2016 (in thousands)	From interest	Subsequent Measurement At fair value	 Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	$ 2,155	—	—	—	$ 2,155
Available-for-sale financial assets (AfS)	—	(1,421)	—	—	(1,421)
Financial liabilities measured at amortized cost (FLAC)	(35,795)	—	—	—	(35,795)
Net result	$ (33,640)	$ (1,421)	$ —	$ —	$ (35,061)

26. Capital Management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to ensure financial flexibility to execute the Group's strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group's overall strategy remains unchanged from 2016 and we are not subject to any externally imposed capital requirements. All common shares issued are fully paid.

In January 2017, we completed a capital repayment program through a synthetic share repurchase program that combined a direct capital repayment with a reverse stock split as discussed in Note 17. During the third quarter of 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs) and on January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares.

In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. Additionally in 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $366.1 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2017.

An important indicator of capital management efforts is the ratio of shareholders' equity compared to total assets as shown in the consolidated statement of financial position:

(in thousands, except of ratio)	2017	2016
Shareholders' equity attributable to equity holders of the parent	**$ 2,426,410**	$ 2,509,825
Total Assets	**$ 5,085,112**	$ 4,372,755
Shareholders' equity ratio in %	**48%**	57%

Total financial debt consists of cash convertible notes and private placements as discussed in Note 15. The changes in financial debts reconciled to the cash flows arising from financing activities as follows:

Reconciliation of Liabilities Arising from Financing Activities

Consolidated Financial Statements F-60

Total financial debt consists of cash convertible notes and private placements as discussed in Note 15. The changes in financial debts reconciled to the cash flows arising from financing activities as as follows:

(in thousands)	12/31/2016	Cash flows	Amortization of debt discount and issuance costs [1]	Embedded derivative	Foreign currency and other [2]	12/31/2017
Cash convertible notes	$ 665,176	$ 394,391	$ 23,992	$ (74,500)	$ (552)	$1,008,507
Private Placement	398,865	—	218	—	—	399,083
German Private Placement (Schuldschein)	—	329,875	180	—	19,757	349,812
Total non-current debt	1,064,041	724,266	24,390	(74,500)	19,205	1,757,402
Finance leases	2,555	(1,402)	—	—	263	1,416
Total liabilities from financing activities	$1,066,596	$ 722,864	$ 24,390	$ (74,500)	$ 19,468	$1,758,818

(in thousands)	12/31/2015	Cash Flows	Amortization of debt discount and issuance costs [1]	Acquisitions	Foreign currency and other [2]	12/31/2016
Cash convertible notes	$ 645,395	$ —	$ 19,781	$ —	$ —	$ 665,176
Private Placement	398,646	—	219	—	—	398,865
Debt acquired in business combination	—	(6,738)	—	6,738	—	—
Total non-current debt	1,044,041	(6,738)	20,000	6,738	—	1,064,041
Finance leases	3,342	(1,322)	—	—	535	2,555
Total liabilities from financing activities	$1,047,383	$ (8,060)	$ 20,000	$ 6,738	$ 6,738	$1,066,596

[1] Total amortization of debt discount and issuance costs for the years ended December 31, 2017 and 2016 totaled $24.8 million and $20.5 million, respectively which included costs of $0.4 million and $0.5 million related to the syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2017 or at December 31, 2016.

[2] For the year ended December 31, 2017, the Cash Convertible Notes are net of debt issuance costs, of which $0.6 million were unpaid as of year-end and the German Private Placement experienced foreign currency impacts totaling $19.8 million. Finance leases for the years ended December 31, 2017 and 2016 included non-cash charges of $0.3 million and $0.5 million, respectively, which include non-cash additions and foreign currency impacts.

27. Subsequent Events

On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares beginning in 2018 as well as the acquisition of STAT-Dx for approximately $147 million in cash and additional payments of up to approximately $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in 2018 and funded from existing cash reserves.

In January 2018, a partnership became effective with a Chinese company that has taken over R&D, commercial distribution, and the related QIAGEN employees and infrastructure of the HPV test franchise in China.

During the fourth quarter of 2017, we initiated restructuring initiatives to mitigate the negative impacts stemming from the U.S. tax legislation as further discussed in Note 6 and Note 16. Future pre-tax costs between $15.2 million to $17.2 million are expected to be incurred in 2018 primarily related to personnel and other costs.

Consolidated Financial Statements F-61

28. Consolidated Companies The following is a list of the Company's subsidiaries as of December 31, 2017, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary: Jurisdiction Company Name of Incorporation Amnisure International, LLC USA Cellestis Ltd. Australia MO BIO Laboratories, Inc. USA QIAGEN Aarhus A/S Denmark QIAGEN AB Sweden QIAGEN AG Switzerland QIAGEN Australia Holding Pty. Ltd. Australia QIAGEN Benelux B.V. Netherlands QIAGEN Beverly, Inc. USA QIAGEN China (Shanghai) Co. Ltd. China QIAGEN Deutschland Holding GmbH Germany QIAGEN Finance (Ireland) Ltd. Ireland QIAGEN Finance (Malta) Ltd. Malta QIAGEN France S.A.S. France QIAGEN Gaithersburg, Inc. USA QIAGEN GmbH Germany QIAGEN Hamburg GmbH Germany QIAGEN Inc. (Canada) Canada QIAGEN Inc. (USA) USA QIAGEN Instruments AG Switzerland QIAGEN K.K. Japan QIAGEN Lake Constance GmbH Germany QIAGEN Ltd. UK QIAGEN Manchester Ltd. UK QIAGEN Marseille SA France QIAGEN North American Holdings Inc. USA QIAGEN Pty. Ltd. Australia QIAGEN Redwood City, Inc. USA QIAGEN Sciences, LLC USA QIAGEN S.r.l. Italy QIAGEN U.S. Finance Holdings (Luxembourg) SARL Luxembourg QIAGEN U.S. Finance, Inc. USA QIAGEN Waltham, Inc. USA Consolidated Financial Statements F-62

29. Fees Paid to External Auditors At our 2017 Annual General Meeting of Shareholders on June 21, 2017, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2017. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent public accounting firm or their affiliates for providing audit and other professional services in each of the last two years: (in thousands) 2017 2016 KPMG KPMG KPMG Network Accountants N.V. KPMG Network Accountants N.V. Audit fees 1,840 108 1,791 108 -consolidated financial statements 1,240 108 1,126 108 -statutory financial statements 600 — 665 — Audit related fees 450 — 467 — Service fees to external auditors $ 2,290 $ 108 $ 2,258 $ 108 Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide. Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies. Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals. Tax fees for the year ended December 31, 2017 totaled less than $50,000. All other non-audit fees totaled less than $1,000 in the years ended December 31, 2017 and 2016. Consolidated Financial Statements F-63

QIAGEN N.V. COMPANY FINANCIAL STATEMENTS Company Financial Statements F-64

QIAGEN N.V. COMPANY FINANCIAL STATEMENTS BALANCE SHEETS (before profit appropriation) (in thousands) Note December 31, 2017 December 31, 2016 Assets Fixed assets: Intangible fixed assets: Goodwill (3) $ 194,126 $ 62,437 Other intangible assets (2) 66 154 Tangible fixed assets: Property, plant and equipment (4) 1,123 1,300 Financial fixed assets: Fixed available-for-sale financial assets (5) 9,814 12,509 Financial assets (6) 3,496,959 3,204,976 Fair value of derivative financial instruments 224,181 190,173 Other fixed assets 5,197 4,333 Total fixed assets 3,931,466 3,475,882 Current assets: Trade and other receivables: Receivables from group companies 729,430 504,284 Prepaid and other current assets 35,912 9,302 Securities: Current available-for-sale financial assets (5) 359,198 89,300 Cash and cash equivalents: Cash and cash equivalents 273,198 340,700 Total current assets 1,397,738 943,586 Total assets 5,329,204 4,419,468 Liabilities and equity Shareholders' equity: Common shares 2,606 2,653 Share premium 1,687,564 1,897,399 Legal reserves (10) (143,897) (280,133) Other reserves (10) (32,307) (9,254) Treasury shares (118,987) (120,006) Retained earnings 964,053 969,788 Net income for the period 67,378 49,378 Total shareholders' equity 2,426,410 2,509,825 Non-current liabilities: Non-current financial debts (7) 1,757,402 1,064,040 Deferred tax liabilities 799 688 Fair value of derivative financial instruments 412,536 341,893 Other non-current liabilities — 3,796 Total non-current liabilities 2,170,737 1,410,417 Current liabilities: Accounts payable trade 1,984 2,075 Payables to group companies 712,122 470,578 Accrued liabilities 17,951 26,573 Total current liabilities 732,057 499,226 Total liabilities and shareholders' equity $ 5,329,204 $ 4,419,468 The accompanying notes are an integral part of these company financial statements. Company Financial Statements F-65

Company Financial Statements F-66

QIAGEN N.V. COMPANY FINANCIAL STATEMENTS INCOME STATEMENTS (in thousands) Years ended December 31, Note 2017 2016 Other (expense) income $ (115) $ (82) Operating expenses: Sales and marketing expense (584) (153) General and administrative, restructuring, integration and other expense (19,828) (20,037) Other operating income 179 6 Total operating expenses, net (20,233) (20,184) Loss from operations (20,348) (20,266) Financial income 8,672 5,746 Financial expense (7) (45,195) (37,720) Other financial income (expense), net (11) 39,840 (14,977) Total finance income (expense), net 3,317 (46,951) Loss before income taxes (17,031) (67,217) Income taxes 48 (2,401) Loss after income tax (16,983) (69,618) Results related to associates, after tax 84,361 118,996 Net income for the period $ 67,378 $ 49,378 The accompanying notes are an integral part of these company financial statements. Company Financial Statements F-67

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

STATEMENTS OF CHANGES IN EQUITY
(in thousands)

	Common shares		Share premium	Retained earnings	Net Income	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
	Shares	Amount						Shares	Amount	
BALANCE AT JANUARY 1, 2016	**239,707**	**$ 2,661**	**$1,862,835**	**$ 859,830**	**$132,618**	**$(209,883)**	**$ (885)**	**(6,702)**	**$(152,412)**	**$ 2,494,764**
Appropriation of prior year net income	—	—	—	132,618	(132,618)	—	—	—	—	—
Net income for the period	—	—	—	—	49,378	—	—	—	—	49,378
Effect from capitalized development costs	—	—	—	3,470	—	(3,470)	—	—	—	—
Effect from foreign currency translation	—	(8)	—	8	—	(66,780)	—	—	—	(66,780)
Effect from cash flow hedge	—	—	—	—	—	—	(7,648)	—	—	(7,648)
Effect from available-for-sale financial asset	—	—	—	—	—	—	(1,371)	—	—	(1,371)
Effect from pension reserve	—	—	—	—	—	—	650	—	—	650
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—
Stock awards and options	—	—	34,564	(26,138)	—	—	—	1,555	32,406	40,832
Redemption of convertible debt	—	—	—	—	—	—	—	—	—	—
BALANCE AT DECEMBER 31, 2016	**239,707**	**$ 2,653**	**$1,897,399**	**$ 969,788**	**$ 49,378**	**$(280,133)**	**$ (9,254)**	**(5,147)**	**$(120,006)**	**$ 2,509,825**

	Note	Common shares		Share premium	Retained earnings	Net income	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
		Shares	Amount						Shares	Amount	
BALANCE AT JANUARY 1, 2017		**239,707**	**$ 2,653**	**$1,897,399**	**$ 969,788**	**$ 49,378**	**$(280,133)**	**$ (9,254)**	**(5,147)**	**$(120,006)**	**$ 2,509,825**
Appropriation of prior year net income		—	—	—	49,378	(49,378)	—	—	—	—	—
Net income for the period		—	—	—	—	67,378	—	—	—	—	67,378
Capital repayment		(8,878)	(110)	(244,319)	—	—	—	—	191		(244,429)
Effect from capitalized development costs	**(10)**	—	—	—	862	—	(862)	—	—	—	—
Effect from foreign currency translation	**(10)**	—	63	—	(63)	—	137,098	—	—	—	137,098
Effect from cash flow hedge		—	—	—	—	—	—	(22,887)	—	—	(22,887)
Effect from available-for-sale financial asset		—	—	—	—	—	—	(786)	—	—	(786)
Effect from pension reserve		—	—	—	—	—	—	620	—	—	620
Purchase of treasury shares		—	—	—	—	—	—	—	(1,909)	(60,970)	(60,970)
Stock awards and options		—	—	34,484	(55,912)	—	—	—	2,593	61,989	40,561
BALANCE AT DECEMER 31, 2017		**230,829**	**$ 2,606**	**$1,687,564**	**$ 964,053**	**$ 67,378**	**$(143,897)**	**$(32,307)**	**(4,272)**	**$(118,987)**	**$ 2,426,410**

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F-68

QIAGEN N.V. NOTES TO THE COMPANY FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 1. Accounting Policies The financial statements of QIAGEN N.V. (the 'Company') included in this section are prepared in accordance with IFRS accounting principles as used in the QIAGEN N.V. Consolidated (the 'Consolidated') Financial Statements, considering the provisions of section 362 of Book 2 of the Netherlands Civil Code. Subsidiaries are accounted for using the net equity value in these Company financial statements. 2. Other Intangible Assets Intangible assets represent developed technology, computer software, patent rights and licenses. There were no significant additions to intangible assets during the years ended December 31, 2017 and 2016. As of December 31, 2017, the historic cost of intangibles assets $8.1 million (2016: $8.2 million) and accumulated amortization amounted to $8.0 million (2016: $7.9 million). Amortization expense on intangible assets during the year ended December 31, 2017 was $0.1 million (2016: $0.1 million). 3. Goodwill The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 are as follows: (in thousands) 2017 2016 Goodwill as at January 1st $ 62,437 $ 92,153 Goodwill transferred from (to) indirectly owned Group companies 119,227 (29,495) Merger of consolidated companies — 1,500 Currency adjustments 12,462 (1,721) Goodwill as at December 31st $ 194,126 $ 62,437 In 2017, the changes in goodwill resulted from goodwill transferred from indirectly owned Group companies and foreign currency translation. In 2016, the changes in goodwill resulted from the merger of consolidated group companies, goodwill transferred to indirectly owned Group companies and foreign currency translation. 4. Property, Plant and Equipment The changes in property, plant and equipment for the years ended December 31, 2017 and 2016 are as follows: (in thousands) 2017 2016 Property. plant and equipment as at January 1st $ 1,300 $ 77 Additions 35 1,512 Disposals — (58) Depreciation (212) (231) Property, plant and equipment as at December 31st $ 1,123 $ 1,300 The historic cost as of December 31, 2017 and 2016 for property, plant and equipment was $1.8 million and $2.0 million, respectively. As of December 31, 2017 and 2016, accumulated amortization was $0.7 million and $0.6 million, respectively. 5. Available-for-sale Financial Assets At December 31, 2017, the Company had short-term investments in unquoted debt securities which had a fair market value and cost of approximately $359.2 million (2016: $89.3 million) in current available-for-sale financial instruments. At December 31, 2017, the Company holds investments of $8.3 million for noncontrolling interests in privately-held companies which are classified as fixed current available-for-sale equity securities (2016: $10.3 million). The investments are accounted for under Company Financial Statements F-69 the cost-method. At December 31, 2017, the Company holds an investment of $1.5 million for noncontrolling interests in a publicly-held company which is classified as fixed available-for-sale equity securities (2016: $2.2 million).

(in thousands)		2017		2016
Unquoted equity securities	$	8,298	$	10,312
Quoted equity securities		1,516		2,197
Unquoted debt securities		359,198		89,300
Available-for-sale financial assets	$	369,012	$	101,809
thereof current available-for-sale financial assets	$	359,198	$	89,300
thereof non-current available-for-sale financial assets	$	9,814	$	12,509

6. Financial Assets

The financial assets are presented in the statements of financial position based on either their net asset value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost. There are no indications the fair value of the financial assets are lower than the values as presented in the statements of financial position as of December 31, 2017.

(in thousands)	Total		Investments in subsidiaries		Participation interest		Loans receivable
January 1, 2016	$ 3,086,300	$	2,341,170	$	2,526	$	742,604
Increases	232,878		158,714		—		74,164
Decreases	(15,949)		—		—		(15,949)
Dividends received	(98,132)		(98,132)		—		—
Share of net profit	(121)		(39)		(82)		—
December 31, 2016	$ 3,204,976	$	2,401,713	$	2,444	$	800,819

(in thousands)	Total		Investments in subsidiaries		Participation interest		Loans receivable
January 1, 2017	$ 3,204,976	$	2,401,713	$	2,444	$	800,819
Increases	802,690		320,379		4,000		478,311
Decreases	(445,041)		—		—		(445,041)
Dividends received	(65,273)		(65,273)		—		—
Share of net profit	(393)		(46)		(347)		—
December 31, 2017	$ 3,496,959	$	2,656,773	$	6,097	$	834,089

7. Financial Debts

Information on the non-current financial debts of $685.6 million related to the Cash Convertible Notes due in 2019 and 2021, $399.1 million related to the Private Placement, $349.8 million related to the German private placement bond ("Schuldschein") and $322.9 million related to the Cash Convertible Notes due in 2023 are provided under Note 15 to the Consolidated Financial Statements of the Group. During the years ended December 31, 2017 and 2016, financial expense of $45.2 million and $37.7 million, respectively, is included in the accompanying income statement of QIAGEN N.V. and is primarily associated with these non-current financial debts.

8. Common Shares

The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as of December 31, 2017 and 2016:

Company Financial Statements F-70

Authorized, (in thousands) 2017 2016 Common shares 410,000 410,000 Preference shares 450,000 450,000 Financing preference shares 40,000 40,000 At December 31st 900,000 900,000 Issued and outstanding, (in thousands) 2017 2016 Common shares issued 230,829 239,707 Treasury shares (4,272) (5,147) Outstanding at December 31st 226,557 234,560 Par value in EUR per share 2017 2016 Common shares 0.01 0.01 Preference shares 0.01 0.01 Financing preference shares 0.01 0.01 Par value (in thousands) 2017 2016 Common shares issued at December 31st in EUR 2,308 2,397 Common shares issued at December 31st in USD 2,606 2,653 Company Financial Statements F-71

9. Subsidiaries

The following is a list of the Company's subsidiaries as of December 31, 2017, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International, LLC	USA	100%	100%
Cellestis Ltd.	Australia	100%	100%
MO BIO Laboratories, Inc.	USA	100%	100%
QIAGEN Aarhus A/S	Denmark	100%	100%
QIAGEN AB	Sweden	100%	100%
QIAGEN AG	Switzerland	100%	100%
QIAGEN Australia Holding Pty. Ltd.	Australia	100%	100%
QIAGEN Benelux B.V.	Netherlands	100%	100%
QIAGEN Beverly, Inc.	USA	100%	100%
QIAGEN China (Shanghai) Co. Ltd.	China	100%	100%
QIAGEN Deutschland Holding GmbH	Germany	100%	100%
QIAGEN Finance (Ireland) Ltd.	Ireland	100%	100%
QIAGEN Finance (Malta) Ltd.	Malta	100%	100%
QIAGEN France S.A.S.	France	100%	100%
QIAGEN Gaithersburg, Inc.	USA	100%	100%
QIAGEN GmbH	Germany	100%	100%
QIAGEN Hamburg GmbH	Germany	100%	100%
QIAGEN Inc. (Canada)	Canada	100%	100%
QIAGEN Inc. (USA)	USA	100%	100%
QIAGEN Instruments AG	Switzerland	100%	100%
QIAGEN K.K.	Japan	100%	100%
QIAGEN Lake Constance GmbH	Germany	100%	100%
QIAGEN Ltd.	UK	100%	100%
QIAGEN Manchester Ltd.	UK	100%	100%
QIAGEN Marseille SA	France	100%	100%
QIAGEN North American Holdings Inc.	USA	100%	100%
QIAGEN Pty. Ltd.	Australia	100%	100%
QIAGEN Redwood City, Inc.	USA	100%	100%
QIAGEN Sciences, LLC	USA	100%	100%
QIAGEN S.r.l.	Italy	100%	100%
QIAGEN U.S. Finance Holdings (Luxembourg) SARL	Luxembourg	100%	100%
QIAGEN U.S. Finance, Inc.	USA	100%	100%
QIAGEN Waltham, Inc.	USA	100%	100%

10. Legal Reserves and Other Reserves

Legal reserves as of December 31, 2017 and 2016 were $(143.9) million and $(280.1) million, respectively, and include the amounts as shown in the table below:

(in thousands)	2017	2016
Cumulative foreign currency translation adjustment	$ (183,955)	$ (321,053)
Capitalized development costs	40,058	40,920
Legal reserves	$ (143,897)	$ (280,133)

The legal reserves set up in connection with the capitalized development costs as described in Note 11 to the Consolidated Financial Statements of the Group. As a result of the capitalization and subsequent amortization of these capitalized development costs, the net impact on the legal reserves was $(0.9) million and $(3.5) million for the years ended December 31, 2017 and 2016, respectively.

Other reserves as of December 31, 2017 and 2016 were $(32.3) million and $(9.3) million, respectively, and include the amounts as shown in the table below.

Company Financial Statements F-72

(in thousands) 2017 2016 Pension reserve $ (878) $ (1,498) Cash flow hedge reserve (30,487) (7,600) Available-for-sale reserve (942) (156) Other reserves $ (32,307) $ (9,254) The amounts noted in the table above for other reserves include adjustment for the impact of deferred income taxes. 11. Financial Instruments Information on the use of financial instruments and on related risks is provided in Note 24 to the Consolidated Financial Statements of the Group and includes information about the Group's exposure to these risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital. These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of QIAGEN N.V. In the ordinary course of business, we use derivative instruments to manage potential losses from foreign currency exposures and interest bearing assets or liabilities as further described in Note 24 to the Consolidated Financial Statements. For the years ended December 31, 2017 and 2016, gains and losses on these derivatives instruments are included in Other financial income (expense), net in the accompanying income statement of QIAGEN N.V. 12. Income Tax Together with Life Biotech Partners B.V., the Company forms a fiscal unity for corporate income tax purposes. For value- added tax purposes, the fiscal unity includes all Dutch subsidiaries of the Company. The standard conditions of fiscal unity stipulate that each of the companies is liable for the tax payable of all companies belonging to the fiscal unity. 13. Employee Information Average Number of Employees 2017 2016 Research & Development 974 1,007 Sales 1,897 1,836 Production 1,039 998 Marketing 293 311 Administration 484 470 Total 4,687 4,622 The average number of employees working outside the Netherlands during the year ended December 31, 2017 was 4,635 (2016: 4,572). Information on personnel costs is provided under Note 21 to the Consolidated Financial Statements of the Group. 14. Related Party Transactions Information on related party transactions including remuneration of the members of the Managing and Supervisory Board is provided under Note 22 to the Consolidated Financial Statements of the Group. Information on the remuneration policy is provided in the Corporate Governance Report. 15. Auditor Fees Information on auditor fees is provided under Note 29 to the Consolidated Financial Statements of the Group. 16. Subsequent Events Company Financial Statements F-73

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2017 other than those described in Note 27 to the Consolidated Financial Statements, that would have a material impact on the financial statements as presented. Company Financial Statements F-74

Signatures Venlo, the Netherlands, April 11, 2018 QIAGEN N.V. Peer M. Schatz Roland Sackers Chief Executive Officer Chief Financial Officer Company Financial Statements F-75

OTHER INFORMATION Company Financial Statements F-76

Independent auditor’s report To: the General Meeting of Shareholders and the Supervisory Board of QIAGEN N.V. Report on the audit of the financial statements 2017 included in the annual report Our opinion In our opinion: – the accompanying consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. ('the Company') as at December 31, 2017 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code. – the accompanying company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2017 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code. What we have audited We have audited the financial statements 2017 of QIAGEN N.V. based in Venlo, Netherlands. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise: 1 the consolidated balance sheets as at December 31, 2017; 2 the following consolidated statements for 2017: the income statements, the statements of comprehensive income (loss), statements of changes in equity and statements of cash flows; and 3 the notes comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise: 1 the company balance sheets as at December 31, 2017; 2 the company income statements for 2017; 3 the company statements of changes in equity; and 4 the notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report. We are independent of QIAGEN N.V. in accordance with the EU Regulation on specific requirements regarding statutory audits of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance- opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics). We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Audit approach Summary Materiality Based on our professional judgement we determined the materiality for the financial statements as a whole at USD 7.0 million (2016: USD 6.5 million). The materiality is determined with reference to 3.0% of normalized pre-tax income (excluding one-time income and expenses, which mainly include restructuring costs and legal settlements). We consider normalized pre-tax income as the most appropriate benchmark because QAIGEN N.V. is a listed profit oriented entity. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons. We agreed with the Supervisory Board that misstatements in excess of USD 350,000 which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit QIAGEN N.V. is at the head of a group of components. The financial information of this group is included in the consolidated financial statements of QIAGEN N.V.. Our group audit mainly focused on significant components. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or specified audit procedures had to be carried out. Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. We have: – performed full scope and specified audit procedures at group level; and – made use of the work of the component auditor who performed specified audit procedures at local entity level. For the remaining entities, we performed analytical procedures and review procedures to validate our assessment that these were not significant components. The group audit team set materiality levels for the audits of components, which ranged from USD 0.3 million to USD 4.0 million, based on the judgement of the group audit team given the mix of size and risk profile of these entities within the group. The group audit team has sent detailed instructions to the auditor of the component which includes the significant risk areas that should be covered and sets out the information required to be reported to the group audit team. The group audit team visited entity locations in Germany and held telephone conferences with the component auditor. During these visits and telephone conferences, the audit approach, the findings, and observations reported to the group audit team were discussed in detail. For certain components a file review has also been performed. By performing the procedures mentioned above at group components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements. Our procedures as described above can be summarized as follows:

Our key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Compared to last year ‘impairment of intangible assets with finite useful lives’ is no longer a key audit matter as a result of lower complexity in the current year, the ‘valuation of deferred tax assets’ is no longer a key audit matter due to the write-off of the Company’s U.S. interest carry forward, and ‘recognition of the restructuring provision’ is no longer a key audit matter as this related to the Company’s 2016 restructuring which was substantially completed during 2017. For the key audit matters identified in our 2017 audit refer to the table below:

Milestone revenue Description QIAGEN enters into arrangements, generally with pharmaceutical companies, that are accounted for under the milestone method in accordance with EU-IFRS. Such arrangements provide the Company with contractual rights to fees when certain contractual milestones are achieved. These revenues, based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. As these milestone revenue transactions are individually large the achievement of a milestone and the recognition of the corresponding revenue might have a significant impact on the overall revenue of the group, we therefore consider the recognition of milestone revenue to be a key audit matter. Our response We performed testing procedures over the internal controls around milestone revenue recognition as well as detailed testing, on a sample basis, over milestone revenue recognized. Our test of detail procedures included the inspection of invoices, signed contracts, evidence of milestone achievement, and customer milestone acceptance. We also obtained third party confirmation from selected customers over accounts receivable as well as contract terms. Additionally, we performed an assessment of credit notes issued both throughout the year and subsequent to year-end to inspect for reversals of recorded sales. Our observation The results of our tests of controls and procedure to ensure appropriate recognition of revenue in accordance with EU-IFRS were satisfactory. Net investment hedge on Germany private-placement Description In June 2017, QIAGEN signed a German private-placement bond (“Schuldschein”) consisting of seven Euro and two U.S. dollar denominated tranches with individual maturities through 2027. The Euro denominated tranches are designated as foreign currency non-derivative hedging instruments that qualify as a net investment hedge. The objective of the hedge is to protect against adverse changes in the exchange rate between the Euro and U.S. dollar. As a result of the complexity of hedge accounting and the formal hedge accounting documentation requirement set in IAS 39 we consider the net investment hedge transactions to be a key audit matter. Our response We inquired management and appropriate personnel involved in the transaction, including the VP of Accounting and Tax, the Director of Global Accounting and the VP and Head of Global Treasury, to determine the nature, terms, and business purpose of the transaction. We inspected the Company’s technical accounting memorandum and assessed the application of the relevant authoritative guidance under IAS 32, Financial Instruments: Presentation and IAS 39, Financial Instruments: Recognition and Measurement. We involved our Financial Risk Management Specialists to assess the appropriateness of the Company’s hedge documentation and the corresponding application of the net investment hedge. We inspected supporting documentation, including loan agreements and hedging documentation, to assess the existence of contradictory evidence and reconciled the supporting documentation to the Company’s technical accounting memorandum and financial statements. Additionally, we assessed the adequacy of the disclosures included in Note 15, Financial Debts, Note 24 Financial Risk Factor and Use of Derivate Financial Instruments. Our observation The results of our procedures to ensure appropriate accounting in accordance with EU-IFRS were satisfactory. We considered the disclosures in Notes 15, Financial Debt, and Note 24, Financial Risk Factors and Use of Derivative Financial Instruments, to be in accordance with EU-IFRS.

Cash convertible notes and call spread overlay Description In September 2017, QIAGEN issued a six year USD 400 million face value convertible bond with a maturity date of September 13, 2023. Concurrent with the issuance of the Cash Convertible Notes, QIAGEN entered into privately negotiated hedge transactions (Call Options) with, and warrants to purchase shares of QIAGEN common stock (Warrants) to, certain financial institutions (in combination referred to as the Call Spread Overlay). The call options are intended to offset any cash payments by the Company in excess of the principal amount due upon any conversion of the Notes. The accounting for the Cash Convertible Notes and the Call Spread Overlay is complex, accounting considerations include the bifurcation of embedded derivatives, fair value measurements and the determination of debt-equity classification of the Warrants. Considering the complexity related to the Cash Convertible Notes and Call Spread Overlay we consider them to be a key audit matter. Our response We inquired management and appropriate personnel involved in the transaction, including the VP of Accounting and Tax, the Director of Global Accounting and the VP and Head of Global Treasury, to determine the nature, terms, and business purpose of the transaction. In conjunction with our Financial Risk Management Specialists, we inspected the Company’s technical accounting memorandum and assessed the application of the relevant authoritative guidance under IAS 32, Financial Instruments: Presentation and IAS 39, Financial Instruments: Recognition and Measurement, in the initial and subsequent accounting for the Cash Convertible Notes and Call Spread Overlay. In conjunction with our specialist we also evaluated the models used by the Company to assess the fair value of the bifurcated derivative liability as well as the fair value of the Call Options and Warrants. We inspected supporting documentation, including the executed agreements, to assess the existence of contradictory evidence and reconciled the supporting documentation to the Company’s technical accounting memorandum and financial statements. Additionally, we assessed the adequacy of the disclosures included in Note 15, Financial Debts, Note 24 Financial Risk Factor and Use of Derivate Financial Instruments. Our observation The results of our procedures to ensure appropriate accounting in accordance with EU-IFRS were satisfactory. We considered the disclosures in Notes 15, Financial Debts, and Note 24, Financial Risk Factors and Use of Derivative Financial Instruments, to be in accordance with EU-IFRS. Report on the other information included in the annual report In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of: – Report of the Supervisory Board; – Management Report; – Corporate Governance Report; – Corporate Governance Statement; – Responsibility Statement of the Management Board; and – the other information pursuant to Part 9 of Book 2 of the Dutch Civil Code. Based on the following procedures performed, we conclude that the other information: – is consistent with the financial statements and does not contain material misstatements; and – contains the information as required by Part 9 of Book 2 of the Dutch Civil Code. We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements. Management is responsible for the preparation of the other information, including the Management Report in accordance with Part 9 of Book 2 of the Dutch Civil Code and the other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements Engagement We were engaged by the Supervisory Board as auditor of QIAGEN N.V. on June 23, 2015, as of the audit for the year 2015 and have operated as statutory auditor ever since that financial year. No prohibited non-audit services We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audits of public-interest entities. Description of responsibilities regarding the financial statements Responsibilities of Management and the Supervisory Board for the financial statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, Management is responsible for such internal control as Management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. As part of the preparation of the financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, Management should prepare the financial statements using the going concern basis of accounting unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements. The Supervisory Board is responsible for overseeing the Company’s financial reporting process. Our responsibilities for the audit of the financial statements Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. A further description of our responsibilities for the audit of the financial statements is located at the website of de ‘Koninklijke Nederlandse Beroepsorganisatie van Accountants’ (NBA, Royal Netherlands Institute of Chartered Accountants) at: http://www.nba.nl/ENG_oob_01 This description forms part of our auditor’s report. Amstelveen, April 11, 2018 KPMG Accountants N.V. M. Meester RA

Provisions in the Articles of Association Governing the Appropriation of Net Income According to Article 40 till 42 of the Articles of Association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles. Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good. Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares. Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares. The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares. Proposal for Profit Appropriation The General Meeting of Shareholders will be asked to approve the following appropriation of the 2017 net income for the period: an amount of $67.4 million to be added to retained earnings. Company Financial Statements F-84

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	October 30, 2018